 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 18, 1997
                                                  Registration No. 333--------

===============================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                           -----------------------
                                   FORM S-4
                            REGISTRATION STATEMENT
                                    Under
                          THE SECURITIES ACT OF 1933
                           -----------------------
                        MERCANTILE BANCORPORATION INC.
            (Exact name of registrant as specified in its charter)

          MISSOURI                          6712                    43-0951744
(State or other jurisdiction of  (Primary Standard Industrial     (I.R.S. Employer
incorporation or organization)   Classification Code Number)   Identification Number)

                                 P.O. Box 524
                       St. Louis, Missouri  63166-0524
                                (314) 425-2525
  (Address, including ZIP code, and telephone number, including area code, of registrant's principal executive offices)
                           ------------------------
                            JON W. BILSTROM, ESQ.
                        General Counsel and Secretary
                        Mercantile Bancorporation Inc.
                                 P.O. Box 524
                       St. Louis, Missouri  63166-0524
                                (314) 425-2525
          (Name, address, including ZIP code, and telephone number,
                  including area code, of agent for service)
                           ------------------------
                                   Copy to:

        JOHN Q. ARNOLD               ROBERT M. LaROSE, ESQ.     CHRISTOPHER R. KELLY, P.C.
    Chief Financial Officer             Thompson Coburn       Silver, Freedman & Taff L.L.P.
 Mercantile Bancorporation Inc.      One Mercantile Center        1100 New York Avenue
         P.O. Box 524              St. Louis, Missouri  63101          Suite 700
 St. Louis, Missouri  63166-0524        (314) 552-6000           Washington, D.C. 20005
        (314) 425-2525     -------------------------                 (202) 414-6100

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE
SECURITIES TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
                          --------------------------

                                           CALCULATION OF REGISTRATION FEE

=========================================================================================================================
  Title of each class of      Amount to be        Proposed maximum              Proposed maximum           Amount of
securities to be registered    registered    offering price per unit<F2>  aggregate offering price<F3>  registration fee
-------------------------------------------------------------------------------------------------------------------------
 Common Stock, $0.01 par
       value<F1>             951,380 shares              $48.71                    $46,340,202               $13,671
=========================================================================================================================


<F1>   Includes one attached Preferred Share Purchase Right per share.

<F2>   The proposed maximum offering price per unit has been determined by dividing the proposed maximum aggregate offering price by the number of shares being registered.

<F3>   Estimated solely for purposes of computing the Registration Fee pursuant to the provisions of Rule 457(f), and based upon the average of the high and low sales prices of the common stock, $ 0.01 par value, of HomeCorp, Inc. reported on the Nasdaq National Market on December 16, 1997 and 1,708,552 shares outstanding as of December 16, 1997.

                         ---------------------------
      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                        [LETTERHEAD OF HOMECORP, INC.]

                            ----------------, 1997

Dear Fellow Stockholder:

      The Board of Directors cordially invites you to attend a Special
Meeting of Stockholders of HomeCorp, Inc. ("HomeCorp") to be held at ----- a.m. Central Time, on -----------------, -------------------, 1998, at
---------------, ------------------- (the "Special Meeting").  At the Special
Meeting, you will be asked to consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated October 29, 1997 (the "Merger Agreement"), and each of the transactions contemplated thereby, pursuant to which HomeCorp will be merged (the "Merger") with and into Ameribanc, Inc., a Missouri corporation and wholly owned subsidiary of Mercantile Bancorporation Inc. ("MBI"). Upon consummation of the Merger, each share of HomeCorp common stock will be converted into the right to receive 0.4968 of a share of MBI common stock, all as more fully described in the accompanying Proxy Statement/Prospectus. The Merger Agreement is attached as Annex A to the
                                                          -------
accompanying Proxy Statement/Prospectus and is incorporated by reference herein.

      I have enclosed the following items relating to the Special Meeting and the Merger:

      1.    Proxy Statement/Prospectus;

      2.    Proxy card; and

      3.    A pre-addressed return envelope to HomeCorp for the proxy card.

      The Proxy Statement/Prospectus and related proxy materials set forth, or incorporate by reference, financial data and other important information relating to HomeCorp and MBI and describe the terms and conditions of the Merger. The Board of Directors requests that you carefully review these materials before completing the enclosed proxy card or attending the Special Meeting.

      MBI is a bank holding company headquartered in St. Louis, Missouri. At September 30, 1997, MBI owned, directly or indirectly, all of the capital stock of Mercantile Bank National Association ("Mercantile Bank"), 23 other commercial banks and one federally chartered thrift, all of which operate from 583 banking offices and 535 Fingertip Banking automated teller machines, including 55 off-premises machines, located throughout Missouri, Illinois, eastern Kansas, northern and central Arkansas and Iowa. As of September 30, 1997, MBI had 130,289,361 shares of its Common Stock outstanding. As of September 30, 1997, MBI reported, on a consolidated basis, total assets of $30.0 billion, total deposits of $22.1 billion, total loans of $19.1 billion and shareholders' equity of $2.4 billion.

     THE BOARD OF DIRECTORS OF HOMECORP CAREFULLY CONSIDERED AND APPROVED THE TERMS OF THE MERGER AGREEMENT AS BEING IN THE BEST INTEREST OF HOMECORP AND ITS STOCKHOLDERS. THE HOMECORP BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE FOR THE PROPOSAL TO
                                              ---
APPROVE THE MERGER AGREEMENT.

      The investment banking firm of Charles Webb & Company, a division of Keefe, Bruyette & Woods, Inc., has issued its written opinion, dated October 29, 1997, to your Board of Directors regarding the fairness from a financial point of view of the consideration to be received by HomeCorp stockholders pursuant to the Merger Agreement. A copy of the opinion is attached as Annex B to the Proxy Statement/Prospectus.
-------

     APPROVAL OF THE MERGER AGREEMENT BY THE HOMECORP STOCKHOLDERS
IS A CONDITION TO THE CONSUMMATION OF THE MERGER. Accordingly, it is important that your shares be represented at the Special Meeting, whether or not you plan to attend the Special Meeting in person. Please complete, date and sign the enclosed proxy card and return it to HomeCorp in the enclosed pre-addressed envelope, which requires no postage if mailed within the United States. If you later decide to attend the Special Meeting and vote in person, or if you wish to revoke your proxy for any reason prior to the vote at the Special Meeting, you may do so and your proxy will have no further effect. You may revoke your proxy by delivering to the Secretary of HomeCorp a written notice of revocation or another proxy relating to the same shares bearing a later date than the proxy being revoked or by attending the Special Meeting and voting in person. Attendance at the Special Meeting will not in itself constitute a revocation of an earlier dated proxy.

      If you need assistance in completing your proxy card or if you have any questions about the Proxy Statement/Prospectus, please feel free to contact me at (815) 987-2200.

                                       Sincerely,



                                       C. Steven Sjogren
                                       President and Chief Executive Officer

                          HOMECORP, INC.
                      1107 EAST STATE STREET
                     ROCKFORD, ILLINOIS 61104

             NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                            TO BE HELD
                   ----------------------, 1998

TO THE STOCKHOLDERS OF HOMECORP, INC.:

      Notice is hereby given that a special meeting (the "Special Meeting") of stockholders of HOMECORP, INC., a Delaware corporation ("HomeCorp"), will be held at ----------, ---------------- on ---------------, 1998, at ----- a.m.
Central Time, for the following purposes:

      (1) To consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated as of October 29, 1997 (the "Merger Agreement"), by and among Mercantile Bancorporation Inc. ("MBI"), Ameribanc, Inc., a wholly owned subsidiary of MBI ("Ameribanc"), and HomeCorp, pursuant to which HomeCorp will be merged (the "Merger") with and into Ameribanc, in a transaction that will result in the business and operations of HomeCorp being continued through Ameribanc, and whereby, upon consummation of the Merger, each outstanding share of HomeCorp common stock will be converted into the right to receive 0.4968 of a share of MBI common stock, as set forth in detail in the attached Proxy Statement/Prospectus. The Merger Agreement is attached as Annex A to the accompanying Proxy Statement/Prospectus and is
            -------
incorporated by reference herein.

      (2) To transact such other business as may properly come before the Special Meeting or any adjournments or postponements thereof.

      The record date for determining the stockholders entitled to receive notice of, and to vote at, the Special Meeting or any adjournments or postponements thereof has been fixed as of the close of business on -----------------, 1997. On the record date, HomeCorp had ----------- shares of common stock issued, outstanding and entitled to vote. Such shares were held by approximately ------ holders. Each share will be entitled one vote on each matter submitted to a vote at the Special Meeting. A list of HomeCorp stockholders entitled to vote at the Special Meeting will be available for examination, during the normal business hours, at the principal executive offices of HomeCorp, located at 1107 East State Street, Rockford, Illinois 61104, for at least 20 days prior to the Special Meeting and for the duration of the Special Meeting.

      THE AFFIRMATIVE VOTE OF THE HOLDERS OF A MAJORITY OF THE
OUTSTANDING SHARES OF HOMECORP COMMON STOCK IS REQUIRED FOR
APPROVAL OF THE MERGER AGREEMENT.  YOUR VOTE IS IMPORTANT
REGARDLESS OF THE NUMBER OF SHARES YOU OWN.

      WHETHER OR NOT YOU EXPECT TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT IN THE ACCOMPANYING ENVELOPE. THE PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE VOTE AT THE SPECIAL MEETING BY FOLLOWING THE PROCEDURES SET FORTH IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS. FAILURE TO

RETURN THE ENCLOSED PROXY CARD OR TO VOTE AT THE MEETING WILL HAVE THE SAME EFFECT AS A VOTE AGAINST THE MERGER.

      PLEASE DO NOT SEND IN ANY STOCK CERTIFICATES AT THIS TIME.
If the Merger Agreement is approved, you will be sent instructions regarding the mechanics of exchanging your existing HomeCorp common stock certificates for new certificates representing shares of MBI.

                                       BY ORDER OF THE BOARD OF DIRECTORS



Rockford, Illinois                     Wesley E. Lindberg
--------------, 1997                   Secretary

                  MERCANTILE BANCORPORATION INC.
                            PROSPECTUS
                         ----------------

                          HOMECORP, INC.
                          PROXY STATEMENT
                  SPECIAL MEETING OF SHAREHOLDERS
                TO BE HELD ON --------------, 1998

      This Prospectus of Mercantile Bancorporation Inc., a Missouri corporation ("MBI"), relates to up to 951,380 shares of common stock, $0.01 par value (the "Common Stock"), and attached Preferred Share Purchase Rights (the "Rights"), of MBI (the Common Stock and Rights are collectively referred to herein as "MBI Common Stock"), to be issued to the stockholders of HomeCorp, Inc., a Delaware corporation ("HomeCorp"), upon consummation of the proposed merger (the "Merger") of HomeCorp with and into Ameribanc, Inc., a Missouri corporation and wholly owned subsidiary of MBI ("Ameribanc"). Upon receipt of the requisite stockholder and regulatory approvals, and the satisfaction or waiver of certain conditions precedent, the Merger will be consummated pursuant to the terms of the Agreement and Plan of Merger, dated as of October 29, 1997 (the "Merger Agreement"), by and among MBI, Ameribanc and HomeCorp. This Prospectus also serves as the Proxy Statement of HomeCorp for use in connection with the Special Meeting of Stockholders of HomeCorp (the "Special Meeting"), which will be held on ----------------, 1998, at the time and place and for the purposes stated in the Notice of Special Meeting of Stockholders accompanying this Proxy Statement/Prospectus.

      Pursuant to the Merger Agreement, MBI will issue up to an aggregate of 951,380 shares of MBI Common Stock. Upon consummation of the Merger, the business and operations of HomeCorp will be continued through Ameribanc and each share of common stock, $0.01 par value, of HomeCorp ("HomeCorp Common Stock") will be converted into the right to receive 0.4968 of a share of MBI Common Stock (the "Exchange Ratio"). The fair market value of MBI Common Stock to be received pursuant to the Merger may fluctuate and at the consummation of the Merger may be more or less than the current fair market value of such shares. See "TERMS OF THE PROPOSED MERGER - General Description of the Merger." No fractional shares of MBI Common Stock will be issued in the Merger, but cash will be paid in lieu of such fractional shares. See "TERMS OF THE PROPOSED MERGER - Fractional Shares."

      The Merger Agreement also provides that upon consummation of the Merger, MBI will assume the HomeCorp 1990 Incentive Stock Option and Incentive Plan (the "1990 Plan") and the HomeCorp 1996 Premium Price Stock Option and Incentive Plan (the "1996 Plan" and, collectively with the 1990 Plan, the "Stock Plans"), and all of the outstanding rights (whether or not then exercisable) with respect to options granted pursuant to the Stock Plans (collectively, the "HomeCorp Options") will be converted into rights with respect to MBI Common Stock (the "Option Conversion"). As a result of such assumption: (i) each outstanding HomeCorp Option will be exercisable solely for shares of MBI Common Stock; (ii) the number of shares of MBI Common Stock subject to the HomeCorp Options will equal the number of shares of HomeCorp Common Stock subject to each HomeCorp Option outstanding as of the Effective Time (as defined below) multiplied by the Exchange Ratio; and (iii) the per share exercise price for each HomeCorp Option will be adjusted by dividing the exercise price as of the Effective Time by the Exchange Ratio and rounding to the nearest cent.

      The Merger is intended to qualify as a reorganization under the Internal Revenue Code of 1986, as amended (the "Code"). The Merger generally is intended to achieve certain federal income tax deferral benefits for HomeCorp stockholders with respect to shares of MBI Common Stock received in the Merger. See "SUMMARY INFORMATION - Federal Income Tax Consequences in
General" and "CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER."

      MBI Common Stock is traded on the New York Stock Exchange (the "NYSE") under the symbol "MTL." On --------------, 1997 the closing sale price for MBI Common Stock as reported on the NYSE Composite Tape was $--------- per share and the closing sale price for HomeCorp Common Stock as reported on the Nasdaq National Market was $------ per share.

      This Proxy Statement/Prospectus, the Notice of Special Meeting and the form of proxy were first mailed to the stockholders of HomeCorp on or about -------------------, 1997.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION") OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THE SHARES OF MBI COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK OR NON-BANK
SUBSIDIARY OF MBI AND ARE NOT INSURED BY THE FEDERAL DEPOSIT
INSURANCE CORPORATION, THE BANK INSURANCE FUND, THE SAVINGS
ASSOCIATION INSURANCE FUND OR ANY OTHER FEDERAL OR STATE
GOVERNMENTAL AGENCY.

     All information contained in this Proxy Statement/Prospectus with respect to MBI has been supplied by MBI and all information with respect to HomeCorp has been supplied by HomeCorp.

The date of this Proxy Statement/Prospectus is -------------------, 1997.

                          AVAILABLE INFORMATION
                          ---------------------

      MBI and HomeCorp are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, file with the Commission reports, proxy statements and other information. Such reports, proxy statements and other information filed with the Commission by MBI and HomeCorp can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at Suite 1300, Seven World Trade Center, New York, New York 10048 and Room 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. The Commission maintains an Internet site on the World Wide Web containing reports, proxy and information statements and other information filed electronically by MBI and HomeCorp with the Commission. The address of the World Wide Web site maintained by the Commission is http://www.sec.gov. MBI Common Stock is listed on the NYSE, and such reports, proxy statements and other information concerning MBI also are available for inspection and copying at the offices of the NYSE, 20 Broad Street, New York, New York 10005. HomeCorp Common Stock is quoted on the Nasdaq National Market. Reports, proxy statements and other information concerning HomeCorp also are available from HomeCorp, without charge, upon written or oral request to John R. Perkins, Executive Vice President, 1107 East State Street, Rockford, Illinois 61104, telephone (815) 987-2200.

      This Proxy Statement/Prospectus does not contain all of the information set forth in the Registration Statement on Form S-4 and exhibits thereto (the "Registration Statement") covering the securities offered hereby which has been filed by MBI with the Commission. As permitted by the rules and regulations of the Commission, this Proxy Statement/Prospectus omits certain information contained or incorporated by reference in the Registration Statement. Statements contained in this Proxy Statement/Prospectus provide a summary of the contents of certain contracts or other documents referenced herein but are not necessarily complete and in each instance reference is made to the copy of each such contract or other document filed as an exhibit to the Registration Statement. For such further information, reference is made to the Registration Statement.


          INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
          -------------------------------------------------

     THIS PROXY STATEMENT/PROSPECTUS INCORPORATES BY REFERENCE DOCUMENTS THAT ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. DOCUMENTS RELATING TO MBI, EXCLUDING EXHIBITS UNLESS SPECIFICALLY INCORPORATED THEREIN, ARE AVAILABLE, WITHOUT CHARGE TO ANY PERSON, INCLUDING BENEFICIAL OWNERS OF HOMECORP COMMON STOCK TO WHOM THIS PROXY STATEMENT/PROSPECTUS IS DELIVERED, UPON WRITTEN OR ORAL REQUEST TO JON W. BILSTROM, GENERAL COUNSEL AND SECRETARY, MERCANTILE BANCORPORATION INC., P.O. BOX 524, ST. LOUIS, MISSOURI 63166-0524, TELEPHONE (314) 425-2525. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETING, ANY REQUEST SHOULD BE MADE BY ------------, 1998.

      The following documents filed with the Commission by MBI under the Exchange Act are incorporated herein by reference:

      (a) MBI's Annual Report on Form 10-K for the year ended December 31, 1996, as amended by Form 10-K/A.

      (b) MBI's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997.

      (c) MBI's Current Reports on Form 8-K dated April 25, 1997 (as amended by Form 8-K/A dated May 22, 1997), May 13, 1997, July 1, 1997 and two reports dated September 25, 1997.

      (d)   The description of MBI's Common Stock set forth in Item 1 of
            MBI's Registration Statement on Form 8-A, dated March 5, 1993, and any amendment or report filed for the purpose of updating such description.

      (e) The description of MBI's Preferred Share Purchase Rights set forth in Item 1 of MBI's Registration Statement on Form 8-A, dated March 5, 1993, and any amendment or report filed for the purpose of updating such description.

      The following document filed with the Commission by Roosevelt Financial Group, Inc. ("Roosevelt") under the Exchange Act is incorporated herein by reference: Annual Report on Form 10-K for the year ended December 31, 1996, as amended on Form 10-K/A on March 14, 1997 and on Form 10-K/A-2 on April 29, 1997.

      Such incorporation by reference shall not be deemed to incorporate by reference the information referred to in Item 402(a)(8) of Regulation S-K.

      All documents filed by MBI and Roosevelt pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date hereof and until the date of the Special Meeting shall be deemed to be incorporated by reference herein and made a part hereof from the date any such document is filed. The information relating to MBI and Roosevelt contained in this Proxy Statement/ Prospectus does not purport to be complete and should be read together with the information in the documents incorporated by reference herein. Any statement contained herein or in a document incorporated herein by reference shall be deemed to be modified or superseded for purposes hereof to the extent that a subsequent statement contained herein or in any other subsequently filed document incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part hereof.

      Any statements contained in this Proxy Statement/Prospectus involving matters of opinion, whether or not expressly so stated, are intended as such and not as representations of fact.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROXY STATEMENT/ PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY MBI OR HOMECORP. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SHARES OF MBI COMMON STOCK TO WHICH IT RELATES OR AN OFFER TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES PURSUANT HERETO SHALL IMPLY OR CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF MBI OR HOMECORP OR ANY OF THEIR SUBSIDIARIES OR IN THE INFORMATION SET FORTH HEREIN SUBSEQUENT TO THE DATE HEREOF.

                             TABLE OF CONTENTS
                             -----------------
                                                                                                   Page
                                                                                                   ----
AVAILABLE INFORMATION                                                                                3

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE                                                    3

SUMMARY INFORMATION                                                                                  8
      Business of MBI                                                                                8
      Business of Merger Sub                                                                         9
      Business of HomeCorp                                                                           9
      The Proposed Merger                                                                            9
      Voting Agreements                                                                             10
      Interests of Certain Persons in the Merger                                                    11
      Special Meeting of HomeCorp Shareholders                                                      12
      Reasons for the Merger                                                                        13
      Opinion of Financial Advisor to HomeCorp                                                      13
      Fractional Shares                                                                             13
      Waiver and Amendment                                                                          14
      Federal Income Tax Consequences in General                                                    14
      Regulatory Approval                                                                           14
      Accounting Treatment                                                                          14
      Appraisal Rights                                                                              15
      Markets and Market Prices                                                                     15
      Comparative Unaudited Per Share Data                                                          15
      Summary Financial Data                                                                        16

INFORMATION REGARDING SPECIAL MEETING                                                               20
      General                                                                                       20
      Date, Time and Place                                                                          20
      Record Date; Vote Required                                                                    20
      Voting and Revocation of Proxies                                                              20
      Solicitation of Proxies                                                                       21

TERMS OF THE PROPOSED MERGER                                                                        22
      General Description of the Merger                                                             22
      Other Agreements                                                                              23
      Interests of Certain Persons in the Merger                                                    25
      Background of and Reasons for the Merger; Board Recommendations                               27
      Reasons for the Merger; Recommendation of the Board of Directors                              28
      Opinion of Financial Advisor to HomeCorp                                                      30
      Conditions of the Merger                                                                      33
      Representations and Warranties                                                                35
      Termination, Waiver and Amendment of the Merger Agreement                                     36
      Indemnification                                                                               37
      Closing Date                                                                                  37
      Surrender of HomeCorp Stock Certificates and Receipt of MBI Common Stock                      37
      Fractional Shares                                                                             38
      Effect on Stock Option and Employee Benefit Plans                                             38
      Regulatory Approval                                                                           39
      Business Pending the Merger                                                                   39
      Accounting Treatment                                                                          42


                                    -5-

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER                                               42

APPRAISAL RIGHTS OF STOCKHOLDERS OF HOMECORP                                                        44

PRO FORMA FINANCIAL INFORMATION                                                                     45
      Comparative Unaudited Per Share Data                                                          45
      Pro Forma Combined Consolidated Financial Statements (Unaudited)                              46

INFORMATION REGARDING HOMECORP                                                                      56
      Forward-Looking Statements                                                                    57
      General                                                                                       58
      Market Area                                                                                   58
      Lending Activities - General                                                                  58
      One- to Four-Family Residential Real Estate Lending                                           63
      Construction and Land Lending                                                                 64
      Commercial Real Estate Lending                                                                67
      Consumer Lending                                                                              68
      Commercial Business Lending                                                                   69
      Originations, Purchases, Sales and Servicing of Real Estate Loans                             70
      Non-Performing Assets, Classified Assets, Loan Delinquencies and Defaults                     73
      Allowances for Losses on Loans and Foreclosed Real Estate                                     75
      Mortgage-Backed and Investment Securities                                                     77
      Source of Funds                                                                               81
      Subsidary Activities                                                                          86
      Competition                                                                                   88
      Employees                                                                                     88
      Management Discussion and Analysis of Financial Condition and Results of
         Operations for the Years Ended December 31, 1996, 1995 and 1994                            88
      Mangement Discussion an Analysis of Financial Condition and Results of Operations
         for the Nine and Three Months Ended September 30, 1997 and 1996                           100
      Security Ownership of Certain Beneficial Owners and Management                               104

INFORMATION REGARDING MBI STOCK                                                                    105
      Description of MBI Common Stock and Attached Preferred Share Purchase Rights                 105
      Restrictions on Resale of MBI Stock by Affiliates                                            107
      Comparison of the Rights of Shareholders of MBI and HomeCorp                                 107

SUPERVISION AND REGULATION                                                                         111
      General                                                                                      111
      Certain Transactions with Affiliates                                                         112
      Payment of Dividends                                                                         112
      Capital Adequacy                                                                             112
      FDIC Insurance Assessments                                                                   112
      Proposals to Overhaul the Savings Association Industry                                       114
      Support of Subsidiary Banks                                                                  114
      FIRREA and FDICIA                                                                            114
      Depositor Preference Statute                                                                 115
      The Interstate Banking and Community Development Legislation                                 115

RELATIONSHIP WITH INDEPENDENT ACCOUNTANTS                                                          116

LEGAL MATTERS                                                                                      116


                                    -6-

EXPERTS                                                                                            116

OTHER MATTERS                                                                                      117

SHAREHOLDER PROPOSALS                                                                              117

CONSOLIDATED FINANCIAL STATEMENTS                                                                  118

ANNEXES

Annex A --  Agreement and Plan of Merger dated October 29, 1997 by and between Mercantile
            Bancorporation Inc. and Ameribanc, Inc., as Buyers, and HomeCorp, Inc., as Seller      A-1

Annex B --  Opinion of Charles Webb & Company                                                      B-1


                        SUMMARY INFORMATION
                        -------------------

      The following is a summary of the important terms of the proposed Merger and related information discussed elsewhere in this Proxy Statement/Prospectus but does not purport to be complete and is qualified in its entirety by reference to the more detailed information that appears elsewhere in this Proxy Statement/Prospectus and the documents incorporated by reference herein. Stockholders of HomeCorp are urged to read this Proxy Statement/Prospectus in its entirety. All MBI per share data reflect three-for-two stock splits distributed in the form of dividends on each of April 11, 1994 and October 1, 1997.

BUSINESS OF MBI

      MBI, a Missouri corporation, was organized in 1970 and is a registered bank holding company under the federal Bank Holding Company Act of 1956, as amended (the "BHCA"). At September 30, 1997, MBI owned, directly or indirectly, all of the capital stock of Mercantile Bank National Association ("Mercantile Bank"), 23 other commercial banks and one federally chartered thrift, all of which operate from 583 banking offices and 535 Fingertip Banking automated teller machines, including 55 off-premises machines, located throughout Missouri, Illinois, eastern Kansas, northern and central Arkansas and Iowa. MBI's services concentrate in three major lines of business: consumer; corporate; and trust and investment advisory services. MBI also operates non-banking subsidiaries that provide related financial services, including investment management, brokerage services and asset-based lending. As of September 30, 1997, MBI had 130,289,361 shares of its Common Stock outstanding and reported, on a consolidated basis, total assets of $30.0 billion, total deposits of $22.1 billion, total loans of $19.1 billion and shareholders' equity of $2.4 billion.

      On March 5, 1997, MBI completed the acquisition of Regional Bancshares, Inc., an Illinois corporation and a bank holding company ("Regional"). The acquisition was accounted for under the purchase method of accounting. As of March 5, 1997, Regional reported, on a consolidated basis, total assets of $172.0 million, total deposits of $136.0 million and shareholders' equity of $25.0 million.

      On April 25, 1997, MBI completed the acquisition of Mark Twain Bancshares, Inc., a Missouri corporation and bank holding company ("Mark Twain"). This acquisition was accounted for under the pooling-of-interests method of accounting. As of April 25, 1997, Mark Twain reported, on a consolidated basis, total assets of $3.2 billion, total deposits of $2.5 billion and shareholders' equity of $320.4 million.

      On July 1, 1997, MBI completed the acquisition of Roosevelt Financial Group, Inc., a Delaware corporation and savings and loan holding company ("Roosevelt"). The acquisition was accounted for under the purchase method of accounting. As of July 1, 1997, Roosevelt reported, on a consolidated basis, total assets of $7.3 billion, total deposits of $5.3 billion and stockholders' equity of $409.6 million.

      On July 31, 1997, MBI announced the execution of an agreement to acquire Horizon Bancorp, Inc., an Arkansas corporation and a registered bank holding company under the BHCA ("Horizon"), headquartered in Arkadelphia, Arkansas. As of September 30, 1997, Horizon reported, on a consolidated basis, total assets of $550.7 million, total deposits of $470.4 million and shareholders' equity of $46.7 million.

      In connection with the acquisition of Mark Twain, MBI restated its consolidated financial statements as of and for the years ended December 31, 1996, 1995 and 1994 and as of and for the three months ended March 31, 1997 and 1996. MBI filed supplemental financial statements as of and for the years ended December 31, 1996, 1995 and 1994 and as of and for the three months ended March 31, 1997 and 1996 in a Current Report on Form 8-K dated May 13, 1997, which has been incorporated by reference into this Proxy Statement/Prospectus.

      MBI's principal executive offices are located at One Mercantile Center, St. Louis, Missouri 63101 and its telephone number is (314) 425-2525.

      Additional information concerning MBI is included in the documents incorporated by reference. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

BUSINESS OF AMERIBANC

      Ameribanc, a Missouri corporation, is a wholly owned subsidiary of MBI that was organized in 1991. Ameribanc is a registered bank holding company under the BHCA. At September 30, 1997, Ameribanc owned all of the capital stock of 24 banks and one federally-chartered thrift, all of which together operate from 583 locations in Missouri, Illinois, eastern Kansas, northern and central Arkansas and Iowa. Ameribanc, which will continue to be a subsidiary of MBI following the Merger, will be the surviving corporation upon consummation of the Merger.

BUSINESS OF HOMECORP

      HomeCorp, a Delaware corporation, was formed in 1989 and is a savings and loan holding company under the Home Owners' Loan Act of 1933, as amended (the "HOLA"). HomeCorp currently owns all of the issued and outstanding shares of capital stock of HomeBanc, a federal savings bank ("HomeBanc") that currently operates from its main office in Rockford, Illinois and ten other branch offices. As of September 30, 1997, 1,707,527 shares of HomeCorp Common Stock were issued and outstanding. As of September 30, 1997, HomeCorp reported, on a consolidated basis, total assets of $326.9 million, total deposits of $299.1 million, total loans, net of unearned discount, of $265.7 million and stockholders' equity of $22.3 million. See "INFORMATION REGARDING HOMECORP."

      HomeCorp's principal executive offices are located at 1107 East State Street, Rockford, Illinois, 61104 and its telephone number is (815) 987-2200.

THE PROPOSED MERGER

      Subject to the satisfaction of the terms and conditions set forth in the Merger Agreement, HomeCorp will be merged with and into Ameribanc. Upon consummation of the Merger, HomeCorp's corporate existence will terminate and Ameribanc will continue as the surviving entity. Simultaneously with the effectiveness of the Merger, each share of HomeCorp Common Stock will be converted into the right to receive 0.4968 of a share of MBI Common Stock. Such consideration is subject to certain anti-dilution protections but is not adjustable based upon the operating results, financial condition or other factors affecting either MBI or HomeCorp prior to the consummation of the Merger. The fair market value of MBI Common Stock to be received pursuant to the Merger may fluctuate and at the consummation of the Merger may be more or less than the current fair market value of such shares.

      Harris Trust and Savings Bank, the transfer agent for MBI Common Stock, has been selected as the Exchange Agent (the "Exchange Agent") for purposes of effecting the conversion of HomeCorp Common Stock into MBI Common Stock upon consummation of the Merger. As soon as practicable after consummation of the Merger, a letter of transmittal (including instructions setting forth the procedures for exchanging certificates representing shares of HomeCorp Common Stock for the MBI Common Stock payable to each holder thereof pursuant to the Merger Agreement) will be sent to each record holder as of the Effective Time (as hereinafter defined). Upon surrender to the Exchange Agent of his or her certificate(s) representing shares of HomeCorp Common Stock, together with a duly completed and executed letter of transmittal, each such holder will receive certificates representing that whole number of shares of MBI Common Stock to which such holder is entitled under the Merger Agreement. See "TERMS OF THE PROPOSED MERGER - Surrender of HomeCorp Stock Certificates and Receipt of MBI Common Stock."

      The Merger Agreement provides that the consummation of the Merger is subject to certain terms and conditions, including the approval of the Merger Agreement by the affirmative vote of the holders of a majority of the outstanding shares of HomeCorp Common Stock, the receipt of the requisite regulatory approvals, an opinion of KPMG Peat Marwick LLP to the effect that the Merger will qualify for pooling-of-interests accounting treatment and an opinion of counsel for MBI regarding certain federal income tax aspects of the transaction. For a discussion of each of the conditions to the Merger, see "TERMS OF THE PROPOSED MERGER - Conditions of the Merger." The Merger will be consummated and become effective (the "Effective Time") upon the later of (i) the issuance of a certificate of merger by the Office of the Secretary of State of the State of Missouri and (ii) the filing of a certificate of merger with the Office of the Secretary of State of the State of Delaware.

      Unless the parties otherwise agree, the date of the closing of the Merger (the "Closing Date") shall occur on such date as MBI shall notify HomeCorp in writing but (i) not earlier than the satisfaction of all conditions set forth in the Merger Agreement and (ii) not later than the first business day of the first full calendar month commencing at least five days after certain conditions to closing as set forth in the Merger Agreement are satisfied. The Merger Agreement may be terminated at any time prior to the Closing Date by the mutual consent of the parties or, unilaterally, by either party upon the occurrence of certain events or if the Merger is not consummated by September 30, 1998. See "TERMS OF THE PROPOSED MERGER - Conditions of the Merger" and "- Termination of the Merger Agreement."

OTHER AGREEMENTS

      In addition to and contemporaneously with the Merger Agreement, MBI and HomeCorp executed a Stock Option Agreement (the "Option Agreement") and MBI and each of the directors of HomeCorp executed separate Voting Agreements (the "Voting Agreements"). The following is a summary of the material terms of the Option Agreement and the Voting Agreements.

     Option Agreement. Pursuant to the Option Agreement, HomeCorp issued to MBI an option (the "Option") to purchase up to 424,470 shares of HomeCorp Common Stock at a price of $19.75 per share (the "Option Price"). The Option is exercisable upon the occurrence of certain events generally relating to the failure of HomeCorp to consummate the Merger because of a material change or potential material change in the ownership of HomeCorp, all as set forth in the Option Agreement. No such event has occurred as of the date hereof. HomeCorp granted the Option as a condition of and in consideration of MBI entering into the Merger Agreement. The Option is intended to increase the likelihood that the Merger will be consummated in accordance with the terms of the Merger Agreement. Consequently, the

Option may have the effect of discouraging a person who might now or prior to the consummation of the Merger consider or propose the acquisition of HomeCorp (or a significant interest in HomeCorp), even if such person were prepared to pay a higher price per share for HomeCorp Common Stock than the price per share implicit in the Exchange Ratio. In the event MBI acquires shares of HomeCorp Common Stock pursuant to the Option, MBI could vote those shares in the election of HomeCorp directors and other matters requiring a stockholder vote, thereby potentially having a material impact on the outcome of such matters. For additional information regarding the Option Agreement, see "TERMS OF THE PROPOSED MERGER -- Other Agreements -- Option Agreement."

      VOTING AGREEMENTS. Concurrent with the execution of the Merger Agreement, MBI and each of the directors of HomeCorp executed separate Voting Agreements (the "Voting Agreements") pursuant to which each such director agreed that he or she will vote all of the shares of HomeCorp Common Stock then owned, controlled or subsequently acquired in favor of the approval of the Merger Agreement at the Special Meeting. In addition, until the earliest to occur of the Closing Date or the termination of the Merger Agreement, each director further agreed he will not vote any such shares in favor of the approval of any other competing acquisition proposal involving HomeCorp and a third party. Each director also agreed that he will not transfer shares of HomeCorp Common Stock unless, prior to such transfer, the transferee executes an agreement in substantially the same form as the Voting Agreement and satisfactory to MBI. As of the Record Date (as defined below), the directors of HomeCorp who signed Voting Agreements owned beneficially, directly and indirectly, an aggregate of [554,507] shares of HomeCorp Common Stock, or approximately [32.5%] of the issued and outstanding shares.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     EMPLOYMENT AGREEMENTS.  C. Steven Sjogren, President and Chief
Executive Officer of HomeCorp, and John R. Perkins, Executive Vice President and Chief Financial Officer of HomeCorp, have each entered into an employment agreement with MBI pursuant to which they will continue to be employed by MBI or its affiliates following the consummation of the Merger. Pursuant to Mr. Sjogren's employment agreement, in addition to certain other terms and conditions, Mr. Sjogren will be engaged as the President and Chief Executive Officer of HomeBanc prior to its combination with Mercantile Bank of Northern Illinois ("Mercantile-Northern Illinois"), and after which time Mr. Sjogren will serve as President and Chief Executive Officer of the Rockford, Illinois banking unit of Mercantile-Northern Illinois and as a member of such unit's advisory board for a period of three years commencing at the Effective Time. Additionally, Mr. Sjogren shall serve as a member of the Board of Directors of Mercantile-Northern Illinois. Pursuant to Mr. Perkins' employment agreement, in addition to certain other terms and conditions, commencing at the Effective Time, MBI will engage Mr. Perkins as an Executive Vice President and Chief Accounting Officer of HomeBanc prior to its combination with Mercantile-Northern Illinois, after which time Mr. Perkins will serve as Executive Vice President and Chief Financial Officer of the Rockford, Illinois banking unit of Mercantile-Northern Illinois and as a member of such unit's advisory board for a period of three years commencing at the Effective Time. Additionally, Mr. Perkins will serve as a member of the Board of Directors of Mercantile-Northern Illinois and as Executive Vice President and Chief Accounting Officer of Mercantile-Northern Illinois. See "TERMS OF THE PROPOSED MERGER - Interests of Certain Persons in the Merger - Employment Agreements."

     STOCK OPTION AND EMPLOYEE BENEFIT PLANS. Upon consummation of the Merger, MBI will assume the Stock Plans, and all of the outstanding rights (whether or not then exercisable) with respect to the HomeCorp Options will be converted into rights with respect to the Option Conversion.

As a result of such assumption: (i) each outstanding HomeCorp Option will be exercisable solely for shares of MBI Common Stock; (ii) the number of shares of MBI Common Stock subject to the HomeCorp Options will equal the number of shares of HomeCorp Common Stock subject to each HomeCorp Option outstanding as of the Effective Time multiplied by the Exchange Ratio; and (iii) the per share exercise price for each HomeCorp Option will be adjusted by dividing the exercise price as of the Effective Time by the Exchange Ratio and rounding to the nearest cent.

      In addition, upon consummation of the Merger, Ameribanc will honor all severance and other compensation contracts and provisions for vested benefits under the employee plans of HomeCorp and its subsidiary earned or accrued through the Effective Time. MBI will take such steps as are necessary to integrate the former employees of HomeCorp and its subsidiary into MBI's employee benefit plans as soon as practicable after the Effective Time. See "TERMS OF THE PROPOSED MERGER - Effect on Stock Option and Employee Benefit Plans."

      ADVISORY BOARD.  Pursuant to a Letter Agreement dated October 29,
1997, by and between MBI and HomeBanc, all current members of the Board of Directors of HomeBanc will be entitled to serve as advisory directors of the Rockford, Illinois banking unit of Mercantile-Northern Illinois for a term of two years commencing upon the Effective Time.

      INDEMNIFICATION. MBI also has agreed that the Merger will not diminish any indemnification obligations of HomeCorp or its subsidiary in favor of the employees, agents, directors or officers or HomeCorp or its subsidiary existing as of the Effective Time. In addition, to the extent that HomeCorp's existing directors' and officers' liability insurance policy provides coverage for the acts or omissions of the directors and officers of HomeCorp and its subsidiary prior to the Effective Time, HomeCorp has agreed to give to such insurance carrier and to MBI notice of any potential claims thereunder. On and after the Effective Time, MBI's directors' and officers' liability insurance policy will provide coverage for the prior acts of the directors and officers of HomeCorp and its subsidiary. See "TERMS OF THE PROPOSED MERGER - Interests of Certain Persons in the Merger - Indemnification."

SPECIAL MEETING OF HOMECORP STOCKHOLDERS

      The Special Meeting will be held on -------------, 1998, at ------- a.m. Central Time, at -------------------------------------------------------.
Approval by the HomeCorp stockholders of the Merger Agreement requires the affirmative vote of the holders of a majority of the outstanding shares of HomeCorp Common Stock. Only holders of record of HomeCorp Common Stock at the close of business on --------------, 1997 (the "Record Date") will be entitled to notice of, and to vote at, the Special Meeting. At such date, there were ------ shares of HomeCorp Common Stock outstanding. Each share of HomeCorp Common Stock is entitled to one vote on each matter submitted to a vote at the Special Meeting.

      As of the Record Date, directors and executive officers of HomeCorp and their affiliates owned beneficially, or controlled the voting of, an aggregate of ---------- shares of HomeCorp Common Stock, or approximately -----% of the shares entitled to vote at the Special Meeting. Each of HomeCorp's directors and executive officers have indicated his or her intention to vote his or her shares for the approval of the Merger Agreement. Additionally, each of the directors of HomeCorp, pursuant to the terms of his respective Voting Agreement, has committed to vote his or her shares of HomeCorp Common Stock for the approval of the Merger Agreement. As of the Record Date, such persons who had executed Voting Agreements or otherwise indicated they would vote for approval of the Merger

Agreement owned beneficially, directly and indirectly, an aggregate of [554,507] shares of HomeCorp Common Stock, or approximately [32.5%] of the issued and outstanding shares.

      THE BOARD OF DIRECTORS OF HOMECORP CAREFULLY CONSIDERED AND APPROVED THE TERMS OF THE MERGER AS BEING IN THE BEST INTEREST OF HOMECORP AND ITS STOCKHOLDERS. THE HOMECORP BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE FOR THE PROPOSAL TO APPROVE THE
MERGER AGREEMENT.                 ---

REASONS FOR THE MERGER

     HOMECORP. The Board of Directors of HomeCorp believes that the Merger is in the best interests of HomeCorp and its stockholders. In reaching the decision to recommend the approval of the Merger Agreement to the stockholders, the Board of Directors, without assigning any relative or specific weights, considered a number of factors. For a discussion of such factors, see "TERMS OF THE PROPOSED MERGER - Background of and Reasons for the Merger; Board Recommendations."

     MBI.  MBI's Board of Directors believes that the Merger will enable
MBI to (i) increase its presence in northern Illinois through the acquisition of an established banking organization and (ii) enhance MBI's ability to compete in the increasingly competitive banking and financial services industry. See "TERMS OF THE PROPOSED MERGER - Background of and Reasons for the Merger;
Board Recommendations."

OPINION OF FINANCIAL ADVISOR TO HOMECORP

      On October 27, 1997, Charles Webb & Company, a division of Keefe, Bruyette & Woods, Inc. ("Webb"), HomeCorp's financial advisor, rendered to the Board of Directors of HomeCorp a written opinion, to the effect that, as of the date of such opinion, the consideration to be received by the holders of HomeCorp Common Stock in the Merger was fair to them from a financial point of view. Webb subsequently updated its opinion on October 29, 1997. Attached to this Proxy Statement/ Prospectus as Annex B is a copy of the
                                                -------
opinion of Webb, dated October 29, 1997, setting forth the procedures followed, assumptions made, matters considered and qualifications and limitations of the review undertaken by Webb in connection with rendering its opinion. Holders of HomeCorp Common Stock are urged to read Webb's opinion in its entirety. See "TERMS OF THE PROPOSED MERGER - Background of and Reasons for the Merger; Board Recommendations" and "- Opinion of Financial Advisor to HomeCorp."

FRACTIONAL SHARES

      No fractional shares of MBI Common Stock will be issued to the stockholders of HomeCorp in connection with the Merger. Each holder of HomeCorp Common Stock who otherwise would have been entitled to receive a fraction of a share of MBI Common Stock shall receive in lieu thereof cash, without interest, in an amount equal to the holder's fractional share interest multiplied by the closing stock price of MBI Common Stock on the NYSE Composite Tape on the Closing Date as reported in The Wall Street Journal. Cash received by HomeCorp stockholders in lieu of fractional shares may give rise to taxable income. See "CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER."

WAIVER AND AMENDMENT

      Any provision of the Merger Agreement, including, without limitation, the conditions to the consummation of the Merger and the restrictions described under the caption "TERMS OF THE PROPOSED MERGER - Business Pending the Merger," may be (i) waived in writing at any time by the party that is, or whose shareholders or stockholders are, entitled to the benefits thereof or (ii) amended at any time by written agreement of the parties approved by or on behalf of their respective Boards of Directors, whether before or after the approval of the Merger Agreement by the stockholders of HomeCorp; provided, however, that after approval of the Merger Agreement by the stockholders of HomeCorp at the Special Meeting no such modification may (i) alter or change the amount or kind of the consideration to be received by the HomeCorp stockholders pursuant to the Merger Agreement or (ii) adversely affect the tax treatment to the HomeCorp stockholders as a result of receiving shares of MBI Common Stock in the Merger.

FEDERAL INCOME TAX CONSEQUENCES IN GENERAL

      Thompson Coburn, MBI's legal counsel, has delivered its opinion to the effect that, assuming the Merger occurs in accordance with the Merger Agreement and conditioned on the accuracy of certain representations made by MBI, HomeCorp and certain stockholders of HomeCorp, the Merger will constitute a "reorganization" for federal income tax purposes and that, accordingly, assuming the HomeCorp Common Stock is a capital asset in the hands of the holder at the Effective Time, no gain or loss will be recognized by HomeCorp stockholders who exchange their shares of HomeCorp Common Stock solely for shares of MBI Common Stock in the Merger. However, cash received in lieu of fractional shares may give rise to taxable income. EACH HOMECORP STOCKHOLDER IS URGED TO CONSULT HIS OR HER OWN TAX ADVISOR TO
DETERMINE THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO SUCH
STOCKHOLDER, INCLUDING THE APPLICABILITY OF VARIOUS STATE, LOCAL
AND FOREIGN TAX LAWS.  See "CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF
THE MERGER."

REGULATORY APPROVAL

      The Merger is subject to prior approval of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") and any other bank regulatory authority that may be necessary or appropriate (the Federal Reserve Board and any other bank regulatory authority that may be necessary or appropriate are collectively referred to herein as the "Regulatory Authorities" and, individually, as a "Regulatory Authority"). On -------------, 1997, MBI filed the required applications regarding the Merger with the Federal Reserve Board. In reviewing the applications and the proposed Merger, the Federal Reserve Board will consider various factors, including possible anticompetitive effects of the Merger, and examine the financial and managerial resources and future prospects of the combined organization. There can be no assurance that the requisite regulatory approvals will be granted or as to the timing of such approvals. See "TERMS OF THE PROPOSED MERGER - Regulatory Approval" and "SUPERVISION AND REGULATION."

ACCOUNTING TREATMENT

      It is intended that the Merger will be accounted for under the pooling-of-interests method of accounting. See "TERMS OF THE PROPOSED MERGER Accounting Treatment."

APPRAISAL RIGHTS

      Pursuant to Section 262 of the Delaware General Corporation Law ("DGCL"), holders of HomeCorp Common Stock will not have any appraisal rights with respect to the Merger. See "APPRAISAL RIGHTS OF STOCKHOLDERS OF HOMECORP."

MARKETS AND MARKET PRICES

      MBI Common Stock is traded on the NYSE under the symbol "MTL." The closing per share sale price reported for MBI Common Stock on October 28, 1997, the last trading date preceding the public announcement of the Merger, was $48.00. HomeCorp Common Stock is traded on the Nasdaq National Market under the symbol "HMCI." The closing per share sale price reported for HomeCorp Common Stock on October 24, 1997, the last date on which HomeCorp Common Stock traded preceding the public announcement of the Merger, was $20.25.

      The following table sets forth the periods indicated the high and low prices per share of MBI Common Stock as reported on the NYSE and of HomeCorp Common Stock as reported on the Nasdaq National Market along with the quarterly cash dividends per share declared. The per share prices do not include adjustments for markups, markdowns or commissions.


                                                MBI<F1>                                        HOMECORP
                                --------------------------------------          ---------------------------------------
                                     SALES PRICE               CASH                  SALES PRICE               CASH
                                ----------------------       DIVIDEND           -----------------------      DIVIDEND
                                  HIGH          LOW          DECLARED            HIGH            LOW         DECLARED
                                  ----          ---          --------            ----            ---         --------
1995
----
First Quarter                   $24.813        $20.813        $ .22             $10.000        $ 6.887        $ --
Second Quarter                   29.938         24.000          .22              10.333          7.000          --
Third Quarter                    31.312         27.750          .22               8.667          7.000          --
Fourth Quarter                   31.000         27.688          .22               9.667          8.000          --

1996
First Quarter                   $31.000        $27.688        $.273             $12.000        $11.000        $ --
Second Quarter                   31.938         29.000         .273              12.500         11.333          --
Third Quarter                    35.250         28.938         .273              13.250         11.333          --
Fourth Quarter                   36.000         32.688         .273              13.250         11.833          --

1997
First Quarter                   $39.688        $33.312        $.287             $15.167        $12.667        $ --
Second Quarter                   41.688         35.000         .287              15.000         13.500          --
Third Quarter                    53.500         40.500         .287              18.280         13.250          --
Fourth Quarter                   58.375         45.500         .287              27.313         17.250          --
(through December 12, 1997)

----------------------------

<F1>   For a recent sale price of MBI Common Stock, see the cover of this
       Proxy Statement/Prospectus.


COMPARATIVE UNAUDITED PER SHARE DATA

      The following table sets forth for the periods indicated selected historical per share data of MBI and HomeCorp and the corresponding pro forma and pro forma equivalent per share amounts giving effect to the proposed Merger and the acquisitions of Roosevelt and Horizon. The data presented is based upon the supplemental consolidated financial statements and related notes of MBI and the consolidated financial statements and related notes of HomeCorp and Roosevelt included in this Proxy Statement/Prospectus or in documents incorporated herein by reference, and the pro forma combined consolidated balance sheet and income statements, including the notes thereto, appearing elsewhere herein. This information should be read in conjunction with such historical and pro forma financial statements and related notes thereto. The assumptions used in the preparation of this table appear in the notes to the pro forma financial information appearing elsewhere in this Proxy Statement/Prospectus. See "PRO FORMA FINANCIAL INFORMATION--Notes to Pro Forma Combined Consolidated Financial Statements." This data is not necessarily indicative of the results of the future operations of the combined organization or the actual results that would have occurred if the Merger and the completed acquisition of Roosevelt had been consummated prior to the periods indicated.


                                                                   MBI/           MBI/                          MBI/
                                                                 HOMECORP       HOMECORP    MBI/ALL ENTITIES ALL ENTITIES
                                           MBI     HOMECORP     PRO FORMA       PRO FORMA       PRO FORMA     PRO FORMA
                                        REPORTED   REPORTED    COMBINED<F1>   EQUIVALENT<F2>   COMBINED<F3>  EQUIVALENT<F2>
                                        --------   --------    ------------   --------------   ------------  --------------
Book Value per Share:
  September 30, 1997                    $18.070     $13.07       $18.090         $ 8.99          $18.060       $ 8.97
  December 31, 1996                      16.740      12.31        16.580           8.24           16.810         8.35

Cash Dividends Declared per Share:
  Nine months ended September 30, 1997  $  .861     $   --       $  .861         $  .43          $  .861       $  .43
  Year ended December 31, 1996            1.090         --         1.090            .54            1.090          .54
  Year ended December 31, 1995             .880         --          .880            .44             .880          .44
  Year ended December 31, 1994             .750         --          .750            .37             .750          .37

Earnings per Share:
  Nine months ended September 30, 1997  $  .920     $  .74       $  .930         $  .46          $  .650       $  .32
  Year ended December 31, 1996            2.110        .20         2.100           1.04            1.460          .73
  Year ended December 31, 1995            2.410        .68         2.400           1.19            2.380         1.18
  Year ended December 31, 1994            2.060      (2.14)        2.050           1.02            2.050         1.02

Market Price per Share:
  At October 28, 1997<F4>               $48.000     $20.25       $48.000         $23.85          $48.000       $23.85
  At December 12, 1997<F4>               58.188      27.19        58.188          28.91           58.188        28.91


------------------------

<F1>   Includes the effect of pro forma adjustments for HomeCorp, Roosevelt and Horizon, as appropriate. See "PRO FORMA FINANCIAL INFORMATION - Notes to Pro Forma combined Consolidated Financial Statements."

<F2>   Based on the pro forma combined per share amounts multiplied by 0.4968, the conversion ratio applicable to one share of HomeCorp Common Stock in the Merger. Further explanation of the assumptions used in the preparation of the pro forma combined consolidated financial statements is included in the notes to pro forma financial statements. See "PRO FORMA FINANCIAL INFORMATION - Notes to Pro Forma Combined Consolidated Financial Statements."

<F3>   Includes the effect of pro forma adjustments for HomeCorp, Roosevelt and Horizon, as appropriate. Due to the immateriality of the financial condition and results of operations of Regional to that of MBI, does not include the effect of pro forma adjustments for Regional. See "PRO FORMA FINANCIAL INFORMATION--Notes to Pro Forma Combined Consolidated Financial Statements."

<F4>   The market value of MBI Common Stock disclosed as of October 28, 1997, the last trading day preceding the public announcement of the Merger, and as of December 12, 1997, the last practicable date prior to the filing of the Registration Statement, is based on the last sale price as reported on the NYSE Composite Tape. The market value of HomeCorp Common Stock disclosed as of October 24, 1997, the last day on which HomeCorp Common Stock traded preceding the public announcement of the Merger, and as of December 12, 1997, the last practicable date prior to the filing of the Registration Statement, is based on the last sale price as reported on the Nasdaq National Market.


SUMMARY FINANCIAL DATA

      The following table sets forth for the periods indicated certain summary historical consolidated financial information for MBI and HomeCorp. The balance sheet data and income statement data of MBI included in the summary financial data as of and for the five years ended December 31, 1996 are taken from MBI's audited supplemental consolidated financial statements. The balance sheet data and income statement data of HomeCorp included in the summary financial data as of and for the five years ended December 31, 1996 are taken from HomeCorp's audited consolidated financial statements. The balance sheet data and income statement data included in the summary financial data as of and for the nine months ended September 30, 1997 and 1996 are taken from the respective unaudited consolidated financial statements of MBI and HomeCorp. These data include all adjustments which are, in the opinion of the respective managements of MBI and HomeCorp, necessary to present a fair statement of these periods and are of a normal recurring nature. Results for the nine months ended September 30, 1997 are not necessarily indicative of results for the entire year. The following information should be read in conjunction with the audited supplemental consolidated financial statements of MBI and the audited consolidated financial statements of HomeCorp, and the related notes thereto, included herein or in documents incorporated herein by reference, and in conjunction with the unaudited pro forma combined consolidated financial information, including the notes thereto, appearing elsewhere in this Proxy Statement/Prospectus. See "INCORPORATION OF CERTAIN INFORMATION BY
REFERENCE" and "PRO FORMA FINANCIAL INFORMATION."


                                    MERCANTILE BANCORPORATION INC.
                                        SUMMARY FINANCIAL DATA


                            ALL ENTITIES
                             PRO FORMA
                              COMBINED
                            CONSOLIDATED
                            AS OF OR FOR      AS OF OR FOR THE
                              THE NINE        NINE MONTHS ENDED                         AS OF OR FOR THE
                            MONTHS ENDED        SEPTEMBER 30,                        YEAR ENDED DECEMBER 31,
                            SEPTEMBER 30, ----------------------  ----------------------------------------------------------
                                 1997        1997        1996        1996        1995        1994        1993        1992
                            ------------- ----------  ----------  ----------- ----------  ----------  ----------  ----------

PER COMMON SHARE DATA
   Net income<F1>            $      .65   $      .92  $     1.41  $     2.11  $     2.41  $     2.06  $     1.81  $     1.55
   Dividends declared              .861         .861        .819        1.09         .88         .75         .66         .62
   Book value at period end       18.06        18.07       16.05       16.74       16.29       14.48       13.41       12.11
   Average shares
     outstanding
     (Thousands)                131,465      119,079     116,249     115,938     115,755     112,324     110,167     103,495

EARNINGS (THOUSANDS)
   Interest income           $1,672,245   $1,352,187  $1,156,323  $1,552,863  $1,516,156  $1,311,928  $1,269,680  $1,316,560
   Interest expense             893,621      672,529     541,610     724,910     715,466     521,542     508,469     628,837
                             ----------   ----------  ----------  ----------  ----------  ----------  ----------  ----------
   Net interest income          778,624      679,658     614,713     827,953     800,690     790,386     761,211     687,723
   Provision for possible
     loan losses                 78,121       73,616      57,915      73,015      41,533      48,791      70,584      88,238
   Other income                 272,999      279,263     242,065     337,480     311,649     272,368     290,380     264,534
   Other expense                810,663      702,404     541,961     718,668     640,519     645,011     666,067     616,159
   Income taxes                  77,028       73,071      92,614     128,535     149,898     135,896     114,768      83,773
                             ----------   ----------  ----------  ----------  ----------  ----------  ----------  ----------
   Net income before
     extraordinary items     $   85,811   $  109,830  $  164,288  $  245,215  $  280,389  $  233,056  $  200,172  $  164,087
                             ==========   ==========  ==========  ==========  ==========  ==========  ==========  ==========

ENDING BALANCE SHEET
  (MILLIONS)
   Total assets              $   30,846   $   29,980  $   21,264  $   22,030  $   20,883  $   19,397  $   18,878  $   18,398
   Earning assets                27,736       26,915      19,574      20,061      18,997      17,904      17,390      16,846
   Investment securities          7,542        7,320       5,027       4,746       4,964       4,895       5,234       5,148
   Loans and leases, net
     of unearned income          19,715       19,121      14,272      14,953      13,703      12,764      11,637      11,183
   Deposits                      22,882       22,112      16,976      17,336      16,172      15,137      15,435      15,295
   Long-term debt                 1,196        1,169         305         305         344         351         340         365
   Shareholders' equity           2,412        2,355       1,824       1,946       1,915       1,643       1,510       1,322
   Reserve for possible
     loan losses                    263          257         234         230         232         245         233         224

SELECTED RATIOS
   Return on average assets         .37%         .59%       1.05%       1.16%       1.39%       1.22%       1.08%        .93%
   Return on average equity        4.73         7.12       11.58       12.95       15.64       14.57       14.06       13.32
   Net interest rate
     margin<F2>                    3.78         4.08        4.33        4.34        4.38        4.61        4.58        4.36
   Equity to assets                7.82         7.85        8.58        8.83        9.17        8.47        8.00        7.19
   Reserve for possible
     loan losses
        Outstanding loans          1.34         1.35        1.64        1.54        1.69        1.92        2.00        2.00
        Non-performing
           loans                 217.57       221.85      356.05      318.99      241.79      552.34      289.13      155.54
   Dividend payout ratio             --        93.59       58.09       51.74       36.46       36.13       36.53       39.91

------------------------

<F1> Based on weighted average common shares outstanding.

<F2> Taxable-equivalent basis.  Includes tax-equivalent adjustments of
     $11,612,000, $12,263,000, $16,353,000, $17,758,000, $17,962,000,
     $18,598,000 and $17,891,000 for September 30, 1997 and 1996 and
     December 31, 1996, 1995, 1994, 1993 and 1992, respectively.  The tax-equivalent adjustment used for the pro forma nine month period ending September 30, 1997 was $12,782,000. These adjustments are based upon a federal tax rate of 35% for all periods except 1992, when a federal tax rate of 34% was used.


                                            HOMECORP, INC.
                                        SUMMARY FINANCIAL DATA


                                          AS OF OR FOR THE
                                          NINE MONTHS ENDED                          AS OF OR FOR THE
                                            SEPTEMBER 30,                         YEAR ENDED DECEMBER 31,
                                      -----------------------  -----------------------------------------------------------
                                          1997        1996         1996        1995        1994        1993        1992
                                      ----------  -----------  ----------  ----------  -----------  ----------  ----------
PER SHARE DATA
   Net income<F1>                     $      .74  $    (0.42)  $     0.20  $     0.69  $    (2.14)  $     0.92  $     0.95
   Dividends declared                         --          --           --          --          --           --          --
   Book value at period end                13.07       12.06        12.31       12.08       11.30        13.62       12.63
   Average common shares
     outstanding                       1,696,997   1,691,260    1,691,641   1,689,049   1,682,956    1,682,956   1,682,956

EARNINGS (THOUSANDS)
   Interest income                    $   18,145  $   18,173   $   24,381  $   24,436      21,521       22,415      26,292
   Interest expense                       10,893      11,106       14,885      15,065      12,496       13,876      17,291
                                      ----------  ----------   ----------  ----------  ----------   ----------  ----------

   Net interest income                     7,252       7,067        9,496       9,371       9,025        8,539       9,001
   Provision for possible loan
     losses                                  220         395          565         360         240          250         415
   Other income                            3,234       2,813        4,130       1,943       2,080        2,431       2,038
   Other expense                           8,094       9,480       12,499       9,004      13,644        8,313       8,097
   Income taxes                              830          (5)         203         743         933          801         886
                                      ----------  ----------   ----------  ----------  ----------   ----------  ----------
   Net income                         $    1,342  $       10   $      359  $    1,207  $   (3,712)  $    1,606  $    1,641
                                      ==========  ==========   ==========  ==========  ==========   ==========  ==========
ENDING BALANCE SHEET (THOUSANDS)
   Total assets                       $  326,877  $  340,449   $  335,824  $  338,027  $  330,412   $  333,837  $  333,901
   Earning assets                        301,113     313,333      301,712     311,299     310,973      309,792     304,809
   Investments                            35,209      39,410       38,937      41,582      50,291       62,778      62,682
   Loans and leases, net of
     unearned income                     265,726     272,890      262,595     266,938     246,470      232,704     228,022
   Deposits                              299,148     307,820      311,754     314,294     307,605      307,587     309,516
   Long-term debt                             --          --           --          --          --           --          --
   Stockholders' equity                   22,322      20,424       20,858      20,424      19,029       22,926      21,262
   Allowance for possible loan
     losses                                1,619       1,452        1,582       1,175       1,048          956         900

SELECTED RATIOS
   Return on average assets                 0.54%        .-- %       0.11%       0.36%      (1.14)%       0.48%       0.48%
   Return on average equity                 8.33        0.07         1.72        5.49      (17.15)        7.23        8.07
   Net interest rate margin<F2>             3.18        3.00         3.04        2.98        2.98         2.77        2.88
   Equity to assets                         6.83        6.37         6.21        6.04        5.76         6.87        6.37
   Reserve for possible loan
     losses to:
      Outstanding loans                     0.61        0.53         0.61        0.45        0.43         0.41        0.40
      Non-performing loans                 90.34       54.67        73.72     3175.68      191.59       174.77       85.23
   Dividend payout ratio                      --          --           --          --          --           --          --

<F1> Based on weighted average common shares outstanding.  Prior periods have been restated for the 3-for-2 stock split of May, 1997.

<F2> Based on interest income on a fully tax-equivalent to basis.


                 INFORMATION REGARDING SPECIAL MEETING
                 -------------------------------------

GENERAL

      This Proxy Statement/Prospectus is being furnished to holders of HomeCorp Common Stock in connection with the solicitation of proxies by the Board of Directors of HomeCorp for use at the Special Meeting and any adjournments or postponements thereof at which the stockholders of HomeCorp will consider and vote upon a proposal to approve the Merger Agreement and consider and vote upon any other business that may properly be brought before the Special Meeting or any adjournments or postponements thereof. Each copy of this Proxy Statement/Prospectus is accompanied by the Notice of Special Meeting of Stockholders of HomeCorp, a proxy card and a return envelope to HomeCorp for the proxy card.

      This Proxy Statement/Prospectus also is furnished by MBI to each holder of HomeCorp Common Stock as a prospectus in connection with the issuance by MBI of shares of MBI Common Stock upon the consummation of the Merger. This Proxy Statement/Prospectus and the Notice of Special Meeting, proxy card is being first mailed to stockholders of HomeCorp on -----------------, 1997.

DATE, TIME AND PLACE

      The Special Meeting will be held at ----------------------------------,
------------------------------------, on ---------------, 1997, at ---- a.m.
Central Time.

RECORD DATE; VOTE REQUIRED

      On the Record Date, there were --------- shares of HomeCorp Common
Stock outstanding and entitled to vote at the Special Meeting. Each such share is entitled to one vote on each matter properly brought before the Special Meeting. The affirmative vote of the holders of a majority of the outstanding shares of HomeCorp Common Stock is required to approve the Merger Agreement.

      As of the Record Date, directors and executive officers of HomeCorp and their affiliates owned beneficially, or controlled the voting of, an aggregate of -------- shares of HomeCorp Common Stock, or approximately -----% of the outstanding shares of HomeCorp Common Stock entitled to vote at the Special Meeting. Each of the directors and executive officers of HomeCorp has indicated his or her intention to vote his or her shares for the approval of the Merger Agreement at the Special Meeting. Additionally, each director of HomeCorp, pursuant to the terms of his respective Voting Agreement, has committed to vote his shares of HomeCorp Common Stock for approval of the Merger Agreement. As of the Record Date, such persons who had executed Voting Agreements or otherwise indicated they would vote for approval of the Merger Agreement owned beneficially, directly or indirectly, an aggregate of -------- shares of HomeCorp Common Stock, or approximately ----% of the issued and outstanding shares. See "TERMS OF THE PROPOSED MERGER - Other Agreements."

VOTING AND REVOCATION OF PROXIES

      Shares of HomeCorp Common Stock that are represented by a properly executed proxy received prior to the vote at the Special Meeting will be voted at such Special Meeting in the manner directed on the proxy card, unless such proxy is revoked in the manner set forth herein in advance of such vote. ANY HOMECORP STOCKHOLDER RETURNING AN EXECUTED PROXY CARD THAT DOES NOT PROVIDE INSTRUCTIONS TO VOTE AGAINST THE APPROVAL OF THE MERGER AGREEMENT WILL BE DEEMED TO HAVE APPROVED THE MERGER AGREEMENT. Failure to return a properly executed proxy card or to vote in person at the Special Meeting will have the practical effect of a vote against the approval of the Merger Agreement.

      Shares subject to abstentions will be treated as shares that are present and voting at the Special Meeting for purposes of determining the presence of a quorum. Because the affirmative vote of a majority of the outstanding shares of HomeCorp Common Stock is required for approval of the Merger Agreement, absentions will have the effect of votes against the approval of the Merger Agreement. Broker "non-votes" (i.e., proxies from brokers or nominees indicating that such persons have not received instructions from the beneficial owners or other persons entitled to vote shares with respect to which the brokers or nominees do not have discretionary power to vote without such instructions) will not be considered as present for the purposes of determining the presence of a quorum. Broker non-votes will, therefore, have the effect of a vote against the approval of the Merger Agreement.

      Any stockholder of HomeCorp giving a proxy may revoke it at any time prior to the vote at the Special Meeting. Stockholders of HomeCorp wishing to revoke a proxy prior to the vote may do so by delivering to the Secretary of HomeCorp at 1107 East State Street, Rockford, Illinois 61104, at or before the Special Meeting, a written notice of revocation bearing a later date than the proxy or a later dated proxy relating to the same shares, or by attending the Special Meeting and voting such shares in person. Attendance at the Special Meeting will not in itself constitute the revocation of a proxy.

      The Board of Directors of HomeCorp currently is not aware of any business to be brought before the Special Meeting other than that described herein. If, however, other matters are properly brought before such Special Meeting, or any adjournments or postponements thereof, the persons appointed as proxies will have discretionary authority to vote the shares represented by duly executed proxies in accordance with their discretion and judgment as to the best interest of HomeCorp.

SOLICITATION OF PROXIES

      HomeCorp will bear its own costs of soliciting proxies, except that MBI will pay printing and mailing expenses and registration fees incurred in connection with preparing this Proxy Statement/Prospectus. Proxies will initially be solicited by mail, but directors, officers and selected other employees of HomeCorp also may solicit proxies in person or by telephone. Directors, executive officers and any other employees of HomeCorp who solicit proxies will not be specially compensated for such services. Brokerage houses, nominees, fiduciaries and other custodians will be requested to forward proxy materials to beneficial owners and will be reimbursed for their reasonable expenses incurred in sending proxy materials to beneficial owners.

      HOLDERS OF HOMECORP COMMON STOCK ARE REQUESTED TO COMPLETE,
DATE AND SIGN THE ACCOMPANYING PROXY CARD AND RETURN IT PROMPTLY
IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE.

                   TERMS OF THE PROPOSED MERGER
                   ----------------------------

      The following is a summary of the material terms and conditions of the Merger Agreement, the text of which is attached hereto as Annex A. This
                                                          -------
summary is qualified in its entirety by the full text of the Merger Agreement. All stockholders of HomeCorp are urged to read the Merger Agreement in its entirety.

GENERAL DESCRIPTION OF THE MERGER

      Pursuant to the Merger Agreement, subject to satisfaction or waiver of certain conditions precedent, including receipt of all applicable regulatory approvals, HomeCorp will be merged on the Closing Date with and into Ameribanc. Upon consummation of the Merger, HomeCorp's corporate existence will terminate and Ameribanc will continue as the surviving entity. At the Effective Time, each share of HomeCorp Common Stock will be converted into the right to receive 0.4968 of a share of MBI Common Stock. Such consideration is subject to certain anti-dilution protections but is not adjustable based upon the operating results, financial condition or other factors affecting either MBI or HomeCorp prior to the consummation of the Merger. The fair market value of MBI Common Stock received pursuant to the Merger may fluctuate and at the consummation of the Merger may be more or less than the current fair market value of such shares.

      The amount and nature of the consideration was established through arm's-length negotiations between MBI and HomeCorp and their respective advisors, and reflects the balancing of a number of countervailing factors. The total amount of the consideration reflects a price both parties concluded was appropriate. See "-Background of and Reasons for the Merger; Board Recommendations." The fact that the consideration is payable in shares of MBI Common Stock reflects the desire of the parties to the Merger to have the favorable tax attributes of a "reorganization" for federal income tax purposes. See "CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER."

      NO ASSURANCE CAN BE GIVEN THAT THE CURRENT FAIR MARKET VALUE OF MBI COMMON STOCK WILL BE EQUIVALENT TO THE FAIR MARKET VALUE OF MBI COMMON STOCK ON THE DATE SUCH STOCK IS RECEIVED BY A HOMECORP STOCKHOLDER OR AT ANY OTHER TIME. THE FAIR MARKET VALUE OF MBI COMMON STOCK RECEIVED BY A HOMECORP STOCKHOLDER MAY BE GREATER OR LESS THAN THE CURRENT FAIR MARKET VALUE OF MBI COMMON STOCK DUE TO NUMEROUS MARKET FACTORS.

      Following the Closing Date, each stockholder of HomeCorp will be required to submit to the Exchange Agent a properly executed letter of transmittal and surrender to the Exchange Agent the stock certificate(s) formerly representing the shares of HomeCorp Common Stock in order to receive a new stock certificate(s) evidencing the shares of MBI Common Stock to which such shareholder is entitled. As soon as practicable following the Effective Time, the Exchange Agent will mail to each HomeCorp stockholder a notice of consummation of the Merger and a form of letter of transmittal, together with instructions and a return envelope to facilitate the exchange of such holder's certificate(s) formerly representing HomeCorp Common Stock for certificate(s) evidencing MBI Common Stock. No dividends or other distributions will be paid to a former HomeCorp stockholder with respect to shares of MBI Common Stock until such stockholder's letter of transmittal and stock certificate(s) formerly representing HomeCorp Common Stock, or documentation reasonably acceptable to the Exchange Agent in lieu of lost or destroyed certificates, is delivered to the Exchange Agent. See "TERMS OF THE PROPOSED MERGER - Surrender of HomeCorp Stock Certificates and Receipt of MBI Common Stock." No fractional shares of MBI Common Stock will be issued in the Merger, but cash will be paid in lieu of such fractional shares, such cash being calculated by multiplying the holder's fractional share interest by the closing stock price of MBI Common Stock on the NYSE Composite Tape on the Closing Date of the Merger as reported in The Wall Street Journal. See "- Fractional Shares." The shares of MBI Common Stock to be issued pursuant to the Merger will be freely transferable except by certain stockholders of HomeCorp who are deemed to be "affiliates" of HomeCorp. The shares of MBI Common Stock issued to such affiliates will be restricted in their transferability in accordance with the rules and regulations promulgated by the Commission. See "INFORMATION REGARDING MBI STOCK - Restrictions on Resale of MBI Stock by Affiliates."

OTHER AGREEMENTS

      In addition to and contemporaneously with the Merger Agreement, MBI and HomeCorp executed the Option Agreement and MBI and each of the directors of HomeCorp executed separate Voting Agreements. The following is a summary of the material terms of the Option Agreement and the Voting Agreements:

      OPTION AGREEMENT. Under the terms of the Option Agreement, HomeCorp issued to MBI an option to purchase up to 424,470 shares of HomeCorp Common Stock at a price per share equal to $19.75. The Option was granted by HomeCorp as a condition and in consideration of MBI entering into the Merger Agreement. THE FOLLOWING DESCRIPTION DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE OPTION AGREEMENT, WHICH IS ATTACHED AS AN EXHIBIT TO THE REGISTRATION STATEMENT AND IS INCORPORATED HEREIN BY REFERENCE.

      The Option is intended to increase the likelihood that the Merger will be consummated in accordance with the terms of the Merger Agreement. The occurrence of certain events described below could cause the Option to become exercisable and thereby significantly increase the cost of the acquisition of HomeCorp. Consequently, the Option may (i) have the effect of discouraging a person who might now or prior to the consummation of the Merger consider or propose the acquisition of HomeCorp (or a significant interest in HomeCorp), even if such a person were prepared to pay a higher price per share for HomeCorp Common Stock than the price per share implicit in the Exchange Ratio, (ii) result in the proposal by a potential acquiror of a lower per share price than such acquiror might otherwise have been willing to pay or
(iii) prevent a potential acquiror from accounting for the acquisition of HomeCorp through the pooling-of-interests method for a period of two years and thereby discourage or preclude the acquisition of HomeCorp, during such period.

      As of the Record Date, the maximum number of shares issuable pursuant to the Option (the "MBI Option Shares") represented [19.9%] of the issued and outstanding shares of HomeCorp Common Stock after giving effect to the exercise of the Option. The Option exercise price is $19.75 per share. In the event MBI acquires the MBI Option Shares, MBI could vote such shares in the election of HomeCorp directors and other matters requiring a stockholder vote, thereby potentially having a material impact on the outcome of such matters.

      If not then in material breach of the Merger Agreement, MBI may exercise the Option, in whole or in part, at any time or from time to time if a Purchase Event (as defined below) has occurred; provided, however, that: (i) to the extent the Option has not been exercised, it will terminate and be of no further force and effect upon the earlier to occur of (A) the Effective
Time and (B) the termination of the Merger Agreement in accordance with its terms, provided that in the case of certain terminations of the Merger Agreement, as specified in the Option Agreement, the Option will not terminate until the date that is 12 months following such termination; (ii) if the Option cannot be exercised on such day because of any injunction, order or similar restraint issued by a court of competent jurisdiction, the Option will expire on the thirtieth business day after such injunction, order or restraint has been dissolved or when such injunction, order or restraint has become permanent and is no longer subject to appeal, as the case may be; and (iii) any such exercise will be subject to compliance with applicable law, including the BHCA and the HOLA.

      A "Purchase Event" means any of the following events: (i) HomeCorp or its subsidiary, without having received prior written consent from MBI, has entered into, authorized, recommended, proposed or publicly announced its intention to enter into, authorize, recommend or propose an agreement, arrangement or understanding with any person (other than MBI or any of its subsidiaries) to (A) effect a merger, consolidation or similar transaction involving HomeCorp or its subsidiary, (B) purchase, lease or otherwise acquire 15% or more of the assets of HomeCorp or its subsidiary or (C) purchase or otherwise acquire (including by way of merger, consolidation, share exchange or similar transaction) beneficial ownership of securities representing 15% or more of the voting power of HomeCorp or its subsidiary;
(ii) any person (other than MBI or any subsidiary of MBI, or HomeCorp or its subsidiary of in a fiduciary capacity) has acquired beneficial ownership or the right to acquire beneficial ownership of 15% or more of the voting power of HomeCorp; or (iii) the holders of HomeCorp Common Stock have not approved the Merger Agreement at the Special Meeting, the Special Meeting has not been held or is cancelled prior to termination of the Merger Agreement in accordance with its terms or the HomeCorp Board of Directors has withdrawn or modified in a manner adverse to MBI the recommendation of HomeCorp Board of Directors with respect to the Merger Agreement, in each case after an Extension Event.

      An "Extension Event" means any of the following events: (i) a Purchase Event; (ii) any person (other than MBI or any of its subsidiaries) has "commenced" (as such term is defined in Rule 14d-2 under the Exchange Act) or has filed a registration statement under the Securities Act with respect to a tender offer or exchange offer to purchase shares of HomeCorp Common Stock such that, upon consummation of such offer, such person would have beneficial ownership or the right to acquire beneficial ownership of 15% or more of the voting power of HomeCorp; or (iii) any person (other than MBI or any subsidiary of MBI, or HomeCorp or any subsidiary of HomeCorp in a fiduciary capacity) has publicly announced its willingness, a proposal or an intention to make a proposal, (x) to make an offer described in clause (ii) above or
(y) to engage in a transaction described in clause (i) above.

      Subject to regulatory approval, upon the occurrence of a Purchase Event and until 13 months thereafter, HomeCorp shall be required, upon MBI's request, to repurchase any shares of HomeCorp Common Stock purchased by MBI, at a price equal to the greater of the market price or the highest price per share at which a tender or exchange offer has been made for shares of HomeCorp Common Stock (the "Market Price"), or to purchase the Option for the amount by which the Market Price exceeds the Option Price.

      At the request of HomeCorp during the first six-month period commencing 13 months following the first occurrence of a Purchase Event, HomeCorp may repurchase from MBI, and MBI shall sell to HomeCorp, all (but not less than all) of the HomeCorp Common Stock acquired by MBI pursuant to the Option at a price per share equal to the greater of (i) Market Price or (ii) the sum of
(A) the
aggregate purchase price of such shares plus (B) interest on the aggregate purchase price paid for such shares from the date of purchase to the date of repurchase, less any dividends received on such shares.

      To the best of MBI's and HomeCorp's knowledge, no Purchase Event or Extension Event has occurred as of the date of this Proxy
Statement/Prospectus.

      VOTING AGREEMENTS. MBI and each of the directors of HomeCorp executed a separate Voting Agreement pursuant to which each such director agreed that he or she will vote all of the shares of HomeCorp Common Stock that he then owned, controlled or subsequently acquires in favor of the approval of the Merger Agreement at the Special Meeting. In addition, until the earliest to occur of the Effective Time, the termination of the Voting Agreements or the abandonment of the Merger, each such director further agreed that he will not vote any such shares in favor of the approval of any other competing acquisition proposal involving HomeCorp and a third party. Each such director also agreed that he will not transfer shares of HomeCorp Common Stock unless, prior to such transfer, the transferee executes an agreement in substantially the same form as the Voting Agreement. As of the Record Date, such directors owned beneficially, directly or indirectly, an aggregate of ------- shares of HomeCorp Common Stock, or approximately ----% of the issued and outstanding shares.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

      EMPLOYMENT AGREEMENTS.   C. Steven Sjogren, President and Chief
Executive Officer of HomeCorp, and John R. Perkins, Executive Vice President and Chief Financial Officer of HomeCorp, has entered into an employment agreement with MBI pursuant to which each will continue to be employed by MBI or its affiliates following the consummation of the Merger.

      Pursuant to Mr. Sjogren's employment agreement, Mr. Sjogren will be engaged as the President and Chief Executive Officer of HomeBanc prior to its combination with Mercantile-Northern Illinois, after which time Mr. Sjogren will serve as President and Chief Executive Officer of the Rockford, Illinois banking unit of Mercantile-Northern Illinois and as a member of such unit's advisory board for a period of three years commencing at the Effective Time. Additionally, Mr. Sjogren will serve as a member of the Board of Directors of Mercantile-Northern Illinois. In consideration of such services, Mr. Sjogren will receive an annual base salary which shall not be less than $165,000, inclusive of all customary directors' fees. Mr. Sjogren also will be eligible to receive for each of the three years an annual bonus in an amount to be determined by the Board of Directors of Mercantile-Northern Illinois, initially up to 30% of the base salary, but in no event less than $40,000. In addition to the base salary and annual bonus, Mr. Sjogren will receive a one-time transition bonus in the amount of $247,500, payable in three equal installments on each of the six-month, twelve-month and eighteen-month anniversaries of the Effective Time, provided that he is in the employ of MBI as of each such applicable date. If on or before the third anniversary of the Effective Time (i) Mr. Sjogren's engagement with MBI is terminated involuntarily by MBI other than for "cause" (as defined in the employment agreement), (ii) Mr. Sjogren voluntarily terminates his engagement for "good reason" (as defined in the employment agreement) or (iii) Mr. Sjogren dies or becomes permanently disabled, MBI shall pay Mr. Sjogren an amount equal to the sum of (x) any portion of his earned annual base salary for any period prior to termination of his employment that is unpaid on the date of termination, (y) the product of (1) the number of months remaining in the three-year employment period, divided by 12, and (2) the annual base salary, plus (z) the unpaid portion, if any, of the transition bonus, payable in semi-monthly installments on the same date that Mr. Sjogren's annual base salary installment would have been payable, throughout the balance of the three-year employment period commencing on the first such date after the date of termination.

Mr. Sjogren also has agreed not to compete with MBI or its affiliates while engaged by MBI (i) during the three-year employment period, (ii) during any period for which the he is receiving payments and/or benefits pursuant to the employment agreement, and (iii) if his employment is terminated for "cause" or is terminated by him for other than good reason, during the period up through and including the first anniversary of the date of termination.

      Pursuant to Mr. Perkins's employment agreement, commencing at the Effective Time, MBI will engage Mr. Perkins as an Executive Vice President and Chief Accounting Officer of HomeBanc prior to its combination with Mercantile-Northern Illinois, after which time Mr. Perkins will serve as Executive Vice President and Chief Financial Officer of the Rockford, Illinois banking unit of Mercantile-Northern Illinois and as a member of such unit's advisory board for a period of three years commencing at the Effective Time. Additionally, Mr. Perkins will serve as a member of the Board of Directors of Mercantile-Northern Illinois and as Executive Vice President and Chief Accounting Officer for Mercantile-Northern Illinois. In consideration of such services, Mr. Perkins will receive an annual base salary which shall not be less than $115,000, inclusive of all customary directors' fees. Mr. Perkins also will be eligible to receive for each of the three years an annual bonus in an amount to be determined by the Board of Directors of Mercantile-Northern Illinois, initially up to 25% of the base salary, but in no event less than $20,000. In addition to the base salary and annual bonus, Mr. Perkins will receive a one-time transition bonus in the amount of $150,000, payable in three equal installments on each of the six-month, twelve-month and eighteen-month anniversaries of the Effective Time, provided that he is in the employ of MBI as of each such applicable date. If on or before the third anniversary of the Effective Time (i) Mr. Perkins's engagement with MBI is terminated involuntarily by MBI other than for "cause" (as defined in the employment agreement), (ii) Mr. Perkins voluntarily terminates his engagement for "good reason" (as defined in the employment agreement) or (iii) Mr. Perkins dies or becomes permanently disabled, MBI shall pay to Mr. Perkins an amount equal to the sum of (x) any portion of his earned annual base salary for any period prior to termination of his employment that is unpaid on the date of termination, (y) the product of (1) the number of months remaining in the three-year employment period, divided by 12, and (2) the annual base salary, plus (z) the unpaid portion, if any, of the transition bonus, payable in semi-monthly installments on the same date that Mr. Perkins' annual base salary installment would have been payable, throughout the balance of the three-year employment period commencing on the first such date after the date of termination.

      During Mr. Sjogren's and Mr. Perkins' employment with MBI, Mr. Sjogren and Mr. Perkins will each be entitled to receive employee benefits and customary perquisites equivalent to those provided by MBI to similarly situated senior officers.

      ADVISORY BOARD. Pursuant to the Letter Agreement dated October 29, 1997, by and among MBI and HomeBanc, all current members of the Board of Directors of HomeBanc will be entitled to serve as advisory directors of the Rockford, Illinois banking unit of Mercantile-Northern Illinois for a term of two years commencing upon the Effective Time. Each director will receive $300 for each monthly board meeting attended.

      INDEMNIFICATION. MBI also has agreed that the Merger will not diminish any indemnification obligations of HomeCorp or its subsidiary in favor of the employees, agents, directors or officers or HomeCorp or its subsidiary existing as of the Effective Time by operation of law or by virtue of the Certificate of Incorporation, by-laws, contracts, resolutions or other agreements or documents of HomeCorp or its subsidiary in effect as of the Effective Time. To the extent that HomeCorp's existing directors' and officers' liability insurance policy provides coverage for the acts or omissions of the directors and officers of HomeCorp and its subsidiary prior to the Effective Time, HomeCorp has agreed to give to such insurance carrier and to MBI notice of any potential claims thereunder. On and after the Effective Time, MBI's directors' and officers' liability insurance policy will provide coverage for the prior acts of the directors and officers of HomeCorp and its subsidiary.

BACKGROUND OF AND REASONS FOR THE MERGER; BOARD RECOMMENDATIONS

      BACKGROUND OF THE MERGER. HomeCorp was formed in 1989 as a thrift holding company to serve as the holding company for HomeBanc. In 1990, HomeBanc converted from a federally chartered mutual savings and loan association to a federal stock savings and loan association.

      Following the conversion, and consistent with HomeCorp's business plan, management of HomeCorp and HomeBanc focused on improving HomeBanc's core business of obtaining deposits from the public and originating one to four-family mortgage loans. In addition, HomeBanc has concentrated its effort on controlling operating expenses to improve overall profitability.

      Throughout the period following the conversion, HomeCorp also considered its strategic options, considering its market area and size, in an environment of an accelerated rate of consolidation in the financial services industry. These alternatives were focused on growth in community banking that was accomplished by increased sales and marketing initiatives. These efforts increased core deposits and loan originations. In an effort to focus on maximizing the long-term value of stockholders' interests, management and the Board of Directors of HomeCorp considered engaging in a business combination.

      During 1996, HomeCorp's Board of Directors was contacted by a potential acquiror not affiliated with MBI concerning a possible sale of HomeCorp. HomeCorp had preliminary discussions with this potential acquirer, but terms of a potential merger were not agreed upon and the parties terminated discussions.

      In the Spring of 1997, management was contacted by MBI regarding a possible business combination and preliminary discussions were initiated regarding the terms and conditions of MBI's proposal. These early discussions did not lead to further progress. However, several months later, preliminary discussions with MBI resumed. Based on the later preliminary discussions, the Board of Directors of HomeCorp authorized management to pursue additional discussions with MBI and to provide MBI with information to facilitate MBI's review of the business, assets and operations of HomeCorp and HomeBanc. In June 1997, management of HomeCorp began to work with Charles Webb to analyze MBI's proposal.

      Additional discussions occurred between representatives of MBI and HomeCorp in September 1997 during which period MBI conducted a due diligence review of HomeCorp and HomeBanc. During the same period, management and the Board of Directors of HomeCorp reviewed with HomeCorp's special legal counsel, Silver, Freedman & Taff, L.L.P., the legal ramifications of a business combination generally. Subsequently, in October 1997, the Board of Directors of HomeCorp retained Charles Webb to render an opinion that the consideration to be received in the Merger is fair, from a financial point of view, to HomeCorp's stockholders. The HomeCorp Board of Directors also evaluated whether the interests of the holders of HomeCorp Common Stock would be best served by remaining independent or by pursuing a business combination with MBI on the basis of the discussions to date. Specifically, the Board of Directors of HomeCorp considered whether the proposed business combination would result in a return of value to HomeCorp stockholders that could not be achieved through HomeCorp's operations as an independent entity. The Board of Directors of HomeCorp determined that the proposed business combination with MBI would likely provide a greater rate of return to HomeCorp stockholders than could be achieved through HomeCorp's continued independent operations.

      A draft definitive agreement was submitted by MBI in October 1997 and negotiations continued regarding the terms and conditions of the definitive agreement and the form of the consideration to be paid in the Merger. These negotiations resulted in the presentation of the Merger Agreement to the HomeCorp Board of Directors on October 27, 1997. At this meeting, the Board of Directors received a comprehensive report on the negotiations with MBI and the terms and conditions of the Merger Agreement were reviewed at length with Silver, Freedman & Taff, L.L.P. The HomeCorp Board of Directors unanimously Approved the Merger Agreement.

      HOMECORP'S REASONS AND BOARD RECOMMENDATION. HomeCorp's Board of Directors believes that the terms of the Merger Agreement, which are the product of arm's length negotiations between representatives of MBI and HomeCorp, are fair and in the best interests of HomeCorp and its stockholders. In the course of reaching its determination, the HomeCorp Board of Directors consulted with legal counsel with respect to its legal duties, the terms of the Merger Agreement and the issues related thereto; with its financial advisor with respect to the financial aspects and fairness of the transaction; and with senior management regarding, among other things, operational matters.

      In reaching its determination to approve the Merger Agreement, HomeCorp's Board of Directors considered all factors it deemed material, which are the following:

            (a) The HomeCorp Board of Directors analyzed information with respect to the financial condition, results of operations, cash flow, businesses and prospects of HomeCorp. In this regard, the HomeCorp Board of Directors analyzed the option of selling HomeCorp or continuing on a stand-alone basis. The range of values for a share of HomeCorp Common Stock on a sale of control basis were determined to generally exceed the present value of HomeCorp shares on a stand-alone basis under business strategies that could be reasonably implemented by HomeCorp.

            (b) The HomeCorp Board of Directors considered the opinion of Charles Webb that the consideration to be received by holders of HomeCorp Common Stock pursuant to the Merger Agreement was fair to HomeCorp stockholders from a financial point of view.

            (c) The HomeCorp Board of Directors considered the current operating environment, including, but not limited to, the continued consolidation and increasing competition in the banking and financial services industries, the prospect for further changes in these industries and federal regulatory agency consolidation and the importance of being able to capitalize on developing opportunities in these industries.

            (d) The HomeCorp Board of Directors considered the other terms of the Merger Agreement and exhibits, including the tax-deferred nature of the consideration to be received by the holders of HomeCorp Common Stock pursuant to the Merger Agreement.

            (e) The HomeCorp Board of Directors considered the detailed financial analyses, pro forma and other information with respect to HomeCorp and MBI prepared by Charles Webb, as well as the HomeCorp Board of Directors' own knowledge of HomeCorp, MBI and their respective businesses. In this regard, the latest publicly-available financial and other information for HomeCorp and MBI were analyzed, including a comparison to publicly-available financial and other information for other similar savings institutions.

            (f) The HomeCorp Board of Directors considered the value of HomeCorp Common Stock continuing as a stand-alone entity compared to the effect of HomeCorp combining with MBI in light of the factors summarized above and the current economic and financial environment, including, but not limited to, other possible strategic alternatives, the results of the contacts and discussions between HomeCorp and its financial advisor and various third parties and the belief of the HomeCorp Board of Directors and management that the Merger offered the best transaction available to HomeCorp and its stockholders.

            (g) The HomeCorp Board of Directors considered the ability of MBI to pay the aggregate consideration in the Merger. HomeCorp's Board of Directors reviewed MBI's liquidity, capital position and dividend history as reflected in MBI's latest shareholder reports in evaluating the ability of MBI to pay the aggregate consideration in the Merger.

      The foregoing discussion of the information and factors considered by the HomeCorp Board of Directors is not intended to be exhaustive, but constitutes the material factors considered by the HomeCorp Board of Directors. In reaching its determination to approve and recommend the Merger Agreement, the HomeCorp Board of Directors did not assign any relative or specific weights to the foregoing factors, and individual directors may have weighed factors differently. After deliberating with respect to the Merger and the other transactions contemplated by the Merger Agreement, considering, among other things, the matters discussed above and the opinion of Charles Webb referred to above, the HomeCorp Board of Directors unanimously approved and adopted the Merger Agreement and the transactions contemplated thereby as being in the best interests of HomeCorp and its stockholders.

     FOR THE REASONS SET FORTH ABOVE, THE HOMECORP BOARD OF
DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AS IN THE
BEST INTEREST OF HOMECORP STOCKHOLDERS AND RECOMMENDS THAT
STOCKHOLDERS OF HOMECORP VOTE FOR THE APPROVAL OF THE MERGER
                              ---
AGREEMENT.

     MBI'S REASONS AND BOARD RECOMMENDATIONS.  The Executive
Committee of the Board of Directors of MBI considered a number of factors, including, among other things, the financial condition of HomeCorp and projected synergies that are anticipated to result from the Merger. The Executive Committee concluded that the Merger presents an unique opportunity for MBI to increase its presence in northern Illinois through the acquisition of an established banking organization having operations in the targeted area.
MBI's decision to pursue discussions with HomeCorp was primarily a result of MBI's assessment of the value of HomeCorp's banking franchise, its substantial asset base within that area and the compatibility of the businesses of the two banking organizations.

OPINION OF FINANCIAL ADVISOR TO HOMECORP

      In June 1997, Webb began to work with management of HomeCorp to render financial advisory and investment banking services to HomeCorp in connection with strategic planning and merger and acquisition transactions.

      Webb is a nationally recognized investment banking firm and, as part of its investment banking business, is regularly engaged in the valuation of bank, bank holding company and thrift institution securities in connection with mergers and acquisitions, negotiated underwritings, distributions of listed and unlisted securities, private placements and valuations for various other purposes. Webb is familiar with the market for common stocks of publicly traded banks, thrifts and bank and thrift holding companies. The HomeCorp Board of Directors selected Webb on the basis of the firm's familiarity with HomeCorp, its qualifications, reputation and its experience and expertise in transactions similar to the Merger. Webb has acted exclusively for the HomeCorp Board of Directors in rendering its fairness opinion and will receive a fee for its services.

      Pursuant to its engagement, Webb was asked to render an opinion as to the fairness, from a financial point of view, of the consideration proposed to be received by stockholders of HomeCorp in the Merger. Webb delivered its opinion to the HomeCorp Board of Directors that, as of October 29, 1997, the consideration was fair, from a financial point of view, to the stockholders of HomeCorp. No limitations were imposed by the HomeCorp Board of Directors upon Webb with respect to the investigations made or procedures followed by it in rendering its opinion. Webb has consented to the inclusion herein of its opinion to the HomeCorp Board of Directors and to the reference to the entire opinion attached hereto as Annex B.
                                  -------

     THE FULL TEXT OF THE OPINION OF CHARLES WEBB IS ATTACHED AS ANNEX B TO THIS PROXY STATEMENT/PROSPECTUS AND IS INCORPORATED
-------
HEREIN BY REFERENCE. THE DESCRIPTION OF THE OPINION SET FORTH HEREIN IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO ANNEX B.
                                                    -------
HOMECORP STOCKHOLDERS ARE URGED TO READ THE OPINION IN ITS ENTIRETY FOR A DESCRIPTION OF THE PROCEDURES FOLLOWED, ASSUMPTIONS MADE, MATTERS CONSIDERED AND QUALIFICATIONS AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY WEBB IN CONNECTION THEREWITH. CHARLES WEBB'S OPINION IS DIRECTED ONLY TO THE CONSIDERATION TO BE RECEIVED BY THE STOCKHOLDERS OF HOMECORP AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY HOMECORP STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE AT THE SPECIAL MEETING.

      In rendering its opinion, Webb reviewed, analyzed and relied upon the following material relating to the financial and operating condition of HomeCorp and MBI: (i) the Merger Agreement; (ii) HomeCorp's and MBI's Annual Reports, Proxy Statements and Form 10-K's for the years ended December 31, 1996, 1995 and 1994; (iii) HomeCorp's and MBI's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997; (iv) certain other internal financial information concerning the business and operations of HomeCorp and MBI furnished to Webb by HomeCorp and MBI for the purpose of Webb's analysis, including certain internal financial analysis prepared by senior management of HomeCorp and MBI; (v) certain publicly available information concerning the trading of and the trading market for the common stock of HomeCorp and MBI; (vi) certain publicly available information with respect to banking companies and the nature and terms of certain other transactions that Webb considered relevant to its inquiry; (vii) certain recent business combinations with thrifts as the acquired company, which Webb deemed comparable in whole or in part; and (viii) other analyses that Webb considered appropriate. Webb also held discussions with senior management of HomeCorp and MBI concerning their past and current operations, financial condition and prospects, as well as the results of regulatory examinations. Webb also considered such financial and other factors as it deemed appropriate under the circumstances and took into account its assessment of general economic, market and financial conditions, and its experience in similar transactions, as well as its experience in securities valuation and its knowledge of banks, bank holding companies and thrift institutions generally. Webb's opinion was necessarily based upon conditions as they existed and could be evaluated on the date thereof and the information made available to Webb through the date thereof.

      In rendering its opinion, Webb assumed and relied upon the accuracy and completeness of the financial information provided to it by HomeCorp and MBI or publicly available, and Webb did not attempt to verify such information independently. Webb relied upon the respective management of HomeCorp and MBI as to the reasonableness and achievability of the financial and operating estimates (and the assumptions and bases therefor) provided to Webb and assumed that such estimates reflected the best available judgments of such management and that such estimates will be realized in the amounts and in the time periods provided by each company's management. Webb also assumed without independent verification that the aggregate allowances for loan losses for HomeCorp and MBI are adequate to cover such losses. In its review, Webb did not make any independent appraisal or evaluation of the assets or liabilities of HomeCorp or MBI, and potential or contingent liabilities of HomeCorp or MBI nor did Webb examine any individual loan files. Webb was informed by HomeCorp, and assumed for purposes of its opinion, that the Merger will be accounted for as a pooling-of-interests under generally accepted accounting principles.

      Webb reviewed with the HomeCorp Board of Directors certain financial aspects of the proposed Merger and rendered a written opinion as to the fairness of the consideration to be received in the Merger to the HomeCorp Board of Directors on October 27, 1997. On October 29, 1997, Webb updated its written opinion, which latter opinion is attached hereto as Annex B. Set
                                                            -------
forth below is a summary of the material factors considered by and the valuation methodologies presented by Webb to the HomeCorp Board of Directors on October 27, 1997 and utilized by Webb in connection with rendering its opinion as to the fairness, from a financial point of view, of the consideration to be received by the HomeCorp stockholders.

     ANALYSIS OF THE MBI OFFER. Webb reviewed certain historical information for HomeCorp and MBI and calculated the imputed value of the MBI offer to holders of HomeCorp Common Stock. Webb calculated the multiple which the consideration to be received in the Merger represents based on the Exchange Ratio as set forth in the Merger Agreement of each HomeCorp share being exchanged for .4968 shares of MBI and the closing price of MBI Common Stock as reported in The Wall Street Journal as of October 29, 1997. Based on the closing price of MBI as of October 29, 1997, of $49.4375, the consideration to be received in the Merger represented a per share value of $24.56 per share for each share of HomeCorp Common Stock. The multiples were calculated based on HomeCorp's September 30, 1997 stated and fully diluted book value per share of $13.08 and $12.68, respectively, and its stated and fully diluted last 12 months earnings per share of $.99 and $.88, respectively. The price to stated book value was 1.88 times, the price to fully diluted book value was 1.94 times, the price to stated last 12 months earnings per share was 24.81 times and the price to last 12 months fully diluted earnings per share was 27.91 times.

     ANALYSIS OF RECENT COMPARABLE ACQUISITION TRANSACTIONS In rendering its opinion, Webb analyzed certain comparable merger and acquisition transactions of both pending and completed thrift deals, comparing the acquisition price relative to tangible book value, last 12 month earnings, total assets, total deposits and premium to core deposits. The analysis included a comparison of the median of the above ratios for completed and pending acquisitions, based on the following five comparable groups: (i) all thrift acquisitions since September 30, 1996; (ii) all thrift transactions with an aggregate deal value between $50 million and $100 million ("Comparable Deal Value"); (iii) all acquisitions since September 30, 1996 with the selling thrift having equity to total assets of between 5.0% and 12.0% ("Comparable Equity Ratio"); (iv) all thrift acquisitions with the target thrift having assets between $300 million and $700 million ("Comparable Asset Size"); and (v) all thrift acquisitions since September 30, 1996 located in the Midwest ("Comparable Regional Deals").

      The information in the following table summarizes the material information analyzed by Webb with respect to the Merger. The summary does not purport to be a complete description of the analysis performed by Webb and should not be construed independently of the other information considered by Webb in rendering its opinion. Selecting portions of Webb's analysis or isolating certain aspects of the comparable transactions without considering all analyses and factors, could create an incomplete or potentially misleading view of the evaluation process.


                                                                              Price to
                                                -------------------------------------------------------------------
                                                 Fully         Earnings
                                                Diluted           Per
                                                 Book          Share<F1>       Assets        Deposits       Premium
                                                 ----          ---------       ------        --------       -------
CONSIDERATION - $24.56 PER SHARE                193.7%          27.9X          14.8%          16.1%           9.3%
                                  NUMBER                    MEDIAN FOR ALL DEALS SINCE SEPTEMBER 30, 1996
Recent Transactions
      Completed                    105          160.1           22.1           16.5           21.3            8.3
      Pending                       43          182.1           20.3           18.2           23.1            9.7

Comparable Deal Value
      Completed                     13          186.0           21.5           18.1           22.4           11.3
      Pending                        6          188.6           19.5           16.9           23.1           11.4

Comparable Equity Ratio
      Completed                     75          170.3           20.2           14.6           18.7            8.5
      Pending                       31          189.1           19.8           15.7           22.3           11.4

Comparable Asset Size
      Completed                     18          190.8           23.6           16.5           21.2           12.6
      Pending                        7          189.1           19.5           18.5           23.4           12.0

Comparable Regional Deals
      Completed                     32          132.4           23.0           16.8           23.6            7.8
      Pending                       13          143.7           26.0           20.5           27.6            8.3

------------------------------
<F1> Last 12 months from September 30, 1997.


      Based on the above information Webb concluded that the multiples implied by the $24.56 per share price pursuant to the Exchange Ratio, were in the ranges of each mentioned comparable group, and relative to price to fully diluted book and price to the last twelve months earnings per share exceeded significantly all of the comparable groups.

      No company or transaction used as a comparison in the above analysis is identical to HomeCorp, MBI or the Merger. Accordingly, an analysis of the results of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the companies to which they are being compared.

      The summary contained herein provides a summary description of the material analyses prepared by Webb in connection with the rendering of its opinion. The preparation of a fairness opinion is not necessarily susceptible to partial analysis or summary description. Webb believes that its analysis and the summary set forth above must be considered as a whole and that selecting portions of its analysis without considering all analyses, or selecting part of the above summary, without considering all factors and analyses, would create an incomplete view of the process underlying the analysis set forth in Webb's presentation and opinion. The ranges of valuations resulting from any particular analysis described above should not be taken to be Webb's view of the actual value of HomeCorp or MBI. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis.

      In preparing its analysis, Webb made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of Webb and HomeCorp. The analyses performed by Webb are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses and do not purport to be appraisals or reflect the prices at which a business may be sold or the prices at which any securities may trade at the present time or at any time in the future. In addition, as described above, Webb's opinion, along with its presentation to the HomeCorp Board of Directors, was just one of the many factors taken into consideration by the HomeCorp Board of Directors in unanimously approving the Merger Agreement.

      Pursuant to the engagement letter with HomeCorp, Webb will receive a fee of 1.0% of the total consideration paid to HomeCorp stockholders on the Closing Date. As of the date of the Proxy Statement/Prospectus, Webb has received $50,000 of such fee, the remainder of the fee is contingent and payable on the completion of the Merger. HomeCorp has also agreed to indemnify Webb against certain liabilities, including liabilities under the federal securities laws, and to reimburse Webb for certain out-of-pocket expenses.

CONDITIONS OF THE MERGER

      The respective obligations of MBI, Ameribanc and HomeCorp to consummate the Merger are subject to the satisfaction of certain mutual conditions, including the following:

            (1) The Merger Agreement shall be approved by the requisite vote of holders of HomeCorp Common Stock at the Special Meeting.

            (2) The Merger Agreement and the transactions contemplated therein shall have been approved by the Federal Reserve Board and any other federal and/or state regulatory agency whose approval is required for the consummation of the transactions contemplated therein, and all waiting periods after such approvals required by law or regulation shall have expired.

            (3)   The Registration Statement of which this Proxy
      Statement/Prospectus is a part, registering shares of MBI Common Stock to be issued in the Merger, shall have been declared effective and not be subject to a stop order or any threatened stop order.

            (4) Neither HomeCorp, MBI nor Ameribanc shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction that enjoins or prohibits the consummation of the Merger.

            (5) HomeCorp, MBI and Ameribanc each shall have received from Thompson Coburn an opinion (which opinion shall not have been withdrawn at or prior to the Effective Time) reasonably satisfactory in form and substance to it to the effect that the Merger will constitute a reorganization within the meaning of Section 368 of the Code and to the effect that, as a result of the Merger, except with respect to cash received in lieu of fractional share interests, holders of HomeCorp Common Stock who receive MBI Common Stock in the Merger will not recognize gain or loss for federal income tax purposes, the basis of such MBI Common Stock will equal the basis of the HomeCorp Common Stock for which it is exchanged and the holding period of such MBI Common Stock will include the holding period of the HomeCorp Common Stock for which it is exchanged, assuming that such HomeCorp Common Stock is a capital asset in the hands of the holder thereof as of the Effective Time.

      The obligation of MBI and Ameribanc to consummate the Merger is subject to the satisfaction, unless waived, of certain other conditions, including the following:

            (1) The representations and warranties of HomeCorp made in the Merger Agreement shall be true and correct in all material respects as of the Effective Time except (i) to the extent such representations and warranties are by their express provisions made as of a specific date, (ii) where the facts that caused the failure of any representations or warranty to be so true and correct have not resulted, and are not likely to result, in a Material Adverse Effect (as defined in the Merger Agreement) on HomeCorp and its subsidiary, taken as a whole, and (iii) for the effect of transactions contemplated by the Merger Agreement, and all obligations required to be performed by HomeCorp prior to the Effective Time shall have been performed in all material respects, and MBI shall have received a certificate of the Chairman and President of HomeCorp to that effect.

            (2) HomeCorp shall have obtained any and all material permits, authorizations, consents, waivers and approvals required of HomeCorp for the lawful consummation of the Merger.

            (3) MBI and Ameribanc shall have received an opinion of KPMG Peat Marwick LLP, satisfactory to MBI and Ameribanc, that the Merger will qualify for pooling-of-interests accounting treatment, which opinion shall not have been withdrawn at or prior to the Effective Time.

            (4) Silver, Freedman & Taff L.L.P., counsel to HomeCorp, shall have delivered to MBI an opinion dated as of the Closing Date regarding certain legal matters.

            (5) Since October 29, 1997, there shall have been no Material Adverse Effect on HomeCorp and its subsidiary, taken as a whole.

      HomeCorp's obligation to consummate the Merger is subject to the satisfaction, unless waived, of certain other conditions, including the following:

            (1) The representations and warranties of MBI and Ameribanc made in the Merger Agreement shall be true and correct, in all material respects, as of the Effective Time except (i) to the extent such representations and warranties are by their express provisions made as of a specific date, (ii) where the facts that caused the failure of any representation or warranty to be so true and correct have not resulted, and are not likely to result, in a Material Adverse Effect on MBI and its subsidiaries, taken as a whole, and (iii) for the effect of transactions contemplated by the Merger Agreement, and all obligations required to be performed by MBI and Ameribanc prior to the Effective Time shall have been performed in all material respects, and HomeCorp shall have received a certificate from any Executive Vice President of MBI to that effect.

            (2) MBI and Ameribanc shall have obtained any and all material permits, authorizations, consents, waivers and approvals required of MBI or Ameribanc for the lawful consummation of the Merger.

            (3) Since October 29, 1997, there shall have been no Material Adverse Effect on MBI and its subsidiaries, taken as a whole.

            (4) Thompson Coburn, counsel to MBI, shall have delivered to HomeCorp an opinion dated as of the Closing Date regarding certain legal matters.

REPRESENTATIONS AND WARRANTIES

      The Merger Agreement contains extensive representations and warranties by HomeCorp, MBI and Ameribanc. These include, among other things, representations and warranties of HomeCorp as to (i) the organization and good standing of it and its subsidiary, (ii) its capital structure, (iii) its authority relative to the execution and delivery of, and performance of its obligations under, the Merger Agreement, (iv) the documents, including financial statements and other reports, filed by HomeCorp with the applicable regulatory authorities, (v) title to and condition of assets, (vi) real property, (vii) taxes, (viii) the absence of material adverse changes since June 30, 1997, (ix) loans, commitments and contracts, (x) the absence of material conflicts between its obligations under the Merger Agreement and its charter documents and material contracts to which it is a party or by which it is bound, (xi) litigation, (xii) directors' and officers' insurance,
(xiii) compliance with laws, (xiv) labor, (xv) the existence of certain material interests of certain persons, (xvi) allowance for loan and lease losses and non-performing assets, (xvii) employee benefit plans and related matters, (xviii) the conduct of HomeCorp and its subsidiary from and after June 30, 1997, (xix) the absence of undisclosed liabilities, (xx) the accuracy of the information supplied by HomeCorp for inclusion in this Proxy Statement/Prospectus and related documents, (xxi) the absence of registration obligations with respect to HomeCorp Common Stock, (xxii) the absence of actions that would jeopardize the qualification of the Merger as a reorganization or the receipt of certain regulatory approvals, (xxiii) obligations to brokers and finders, (xxiv) the absence of interest rate management instruments,
(xxv) the accuracy of the statements contained in the Merger Agreement and related documents and (xxvi) Year 2000 compliance for all computer software and hardware.

      MBI's and Ameribanc's representations and warranties include, among other things, those as to (i) their respective organization and good standing, (ii) their respective capital structures, (iii) their authority relative to the execution and delivery of, and performance of their respective obligations under, the Merger Agreement, (iv) the documents, including financial statements and other reports, filed by MBI with applicable regulatory authorities, (v) the absence of material adverse changes since June 30, 1997, (vi) the accuracy of the information supplied by MBI or Ameribanc for inclusion in this Proxy Statement/Prospectus and related documents, (vii) taxes, (viii) litigation, (ix) compliance with laws, (x) the accuracy of the statements contained in the Merger Agreement and related documents, and (xi) the absence of obligations to brokers and finders.

TERMINATION, WAIVER AND AMENDMENT OF THE MERGER AGREEMENT

      The Merger Agreement may be terminated at any time prior to the Closing Date, whether before or after approval by the stockholders of HomeCorp, (i) by mutual consent of the Executive Committee of the Board of Directors of MBI and the Board of Directors of HomeCorp, or (ii) unilaterally by the Executive Committee of the Board of Directors of MBI or the Board of Directors of
HomeCorp: (A) at any time after September 30, 1998, if the Merger has not been consummated by such date (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the Merger Agreement); (B) if the Federal Reserve Board or any other Regulatory Authority whose approval is required for consummation of the Merger shall have issued a final nonappealable denial of such approval; (C) if the stockholders of HomeCorp shall not have approved the Merger Agreement at the Special Meeting; or (D) in the event of a breach by the other party of any representation, warranty or agreement contained in the Merger Agreement, which breach is not cured within 30 days after written notice thereof is given to the party committing such breach or is not waived by such other party. The Executive Committee of the Board of Directors of Mercantile may terminate the Agreement in certain circumstances if environmental investigations of all real property owned, leased or operated by HomeCorp as of October 29, 1997 indicate that the estimated cost of corrective or remedial action with regard to such properties would exceed $750,000 in the aggregate. No assurance can be given that the Merger will be consummated on or before September 30, 1998 or that MBI or HomeCorp will not elect to terminate the Merger Agreement if the Merger has not been consummated on or before such date.

      In the event of the termination of the Merger Agreement, it shall become void and there shall be no liability on the part of any party except, that (i) confidentiality and indemnification obligations shall survive termination, (ii) MBI shall pay all printing, mailing and filing expenses with respect to the Registration Statement and this Proxy Statement/Prospectus and (iii) in the case of termination due to continued material breach after notice and opportunity to cure, the breaching party shall not be relieved of liability to the non-breaching party arising from the willful nonperformance of any covenant in the Merger Agreement.

      Any provision of the Merger Agreement, including, without limitation, the conditions to the consummation of the Merger and the restrictions described under "- Business Pending the Merger," may be (i) waived in writing at any time by the party that is, or whose stockholders or shareholders are, entitled to the benefits thereof, or (ii) amended at any time by written agreement of the parties approved by or on behalf of their respective Boards of Directors or Executive Committees, whether before or after the Special Meeting; provided, however, that after approval of the Merger Agreement by the stockholders of HomeCorp at the Special Meeting no such modification may
(i) alter or change the amount or kind of consideration to be received by the HomeCorp stockholders pursuant to the Merger, or (ii) adversely affect the tax treatment to HomeCorp stockholders as a result of receiving the shares of MBI Common Stock in the Merger.

INDEMNIFICATION

      HomeCorp, MBI and Ameribanc have agreed to indemnify each other and the officers, directors and controlling persons of each other against any losses, claims, damages or liabilities to which any such party may become subject under federal or state laws or regulations, to the extent that such loss, claim, damage or liability is based primarily upon information furnished to the party subject to such liability by the other party, or out of an omission by such other party to state a necessary or material fact in the Registration Statement of which this Proxy Statement/Prospectus is a part.

CLOSING DATE

      The Merger will be consummated and become effective upon the later of
(i) the issuance of a certificate of merger by the Office of the Secretary of State of the State of Missouri or (ii) the filing of a certificate of merger with the Office of the Secretary of State of the State of Delaware. Under the Merger Agreement, unless otherwise agreed to by the parties, the Closing Date shall occur on such date as MBI shall notify HomeCorp in writing but (i) not earlier than the satisfaction of the following conditions (a) the receipt of the requisite approval of the Merger Agreement by the stockholders of HomeCorp and (b) the approval of the Merger by the Federal Reserve Board and any other Regulatory Agency whose approval is required, and all waiting periods for such approvals have been satisfied (the "Approval Date"), and
(ii) not later than the first business day of the first full calendar month beginning at least five business days after the Approval Date.

SURRENDER OF HOMECORP STOCK CERTIFICATES AND RECEIPT OF MBI COMMON
STOCK

      At the Effective Time, each outstanding share of HomeCorp Common Stock will be converted into the right to receive 0.4968 of a share of MBI Common Stock. See "- General Description of the Merger." Each holder of HomeCorp Common Stock, upon submission to the Exchange Agent of a properly executed letter of transmittal and surrender to the Exchange Agent of the stock certificate(s) formerly representing shares of HomeCorp Common Stock, will be entitled to receive a stock certificate(s) evidencing the shares of MBI Common Stock to which such stockholder is entitled.

      As soon as practicable following the Effective Time, the Exchange Agent will mail to each HomeCorp stockholder of record as of the Effective Time notification of the consummation of the Merger. The Exchange Agent also will provide a letter of transmittal and instructions as to the procedure for the surrender of the stock certificates evidencing the HomeCorp Common Stock and the receipt of shares of MBI Common Stock. It will be the responsibility of each holder of HomeCorp shares to submit all certificates formerly evidencing such holder's shares of HomeCorp Common Stock to the Exchange Agent. No dividends or other distribution will be paid to a former HomeCorp stockholder with respect to shares of MBI Common Stock until such stockholder's properly completed letter of transmittal and stock certificates formerly representing HomeCorp Common Stock, or, in lieu thereof, such evidence of a lost, stolen or destroyed certificate and/or such insurance bond as the Exchange Agent may reasonably require in accordance with customary exchange practices, are delivered to the Exchange Agent. All dividends or other distributions on the MBI Common Stock declared between the Closing Date and the date of the surrender of a HomeCorp stock certificate will be held for the benefit of the stockholder and will be paid to the stockholder, without interest thereon, upon the surrender of such stock certificate(s) or documentation and/or insurance bond in lieu thereof.

FRACTIONAL SHARES

      No fractional shares of MBI Common Stock will be issued to the former stockholders of HomeCorp in connection with the Merger. Each holder of HomeCorp Common Stock who otherwise would have been entitled to receive a fraction of a share of MBI Common Stock shall receive in lieu thereof cash, without interest, in an amount equal to the holder's fractional share interest multiplied by the closing stock price of MBI Common Stock on the NYSE Composite Tape on the Closing Date as reported in The Wall Street Journal. Cash received by HomeCorp stockholders in lieu of fractional shares may give rise to taxable income. See "CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER."

EFFECT ON STOCK OPTION AND EMPLOYEE BENEFIT PLANS

      MBI has agreed to assume the Stock Plans and, upon consummation of the Merger, all outstanding HomeCorp Options will be converted into rights with respect to MBI Common Stock. Beginning at the Effective Time, (i) each HomeCorp Option assumed by MBI will be exercisable solely for shares of MBI Common Stock, (ii) the number of shares of MBI Common Stock subject to the HomeCorp Options outstanding as of the Effective Time will equal the number of shares of HomeCorp Common Stock subject to each HomeCorp Option outstanding as of the Effective Time multiplied by the Exchange Ratio and
(iii) the per share exercise price for each HomeCorp Option will be adjusted by dividing the exercise price as of the Effective Time by the Exchange Ratio and rounding to the nearest cent, subject to adjustment as appropriate to reflect any stock split, stock dividend, capitalization or similar transaction subsequent to the Effective Time. MBI has agreed, at and after the Effective Time, to reserve sufficient shares of MBI Common Stock for issuance with respect to the HomeCorp Options under the Stock Option Plan to be assumed by MBI. MBI will also file with the Commission, and obtain the effectiveness of, a registration statement with respect to such options.

      The Merger Agreement provides that Ameribanc will honor all employment, severance and other compensation contracts between HomeCorp or its subsidiary and any current or former director, officer, employee or agent thereof, along with all provisions for vested benefits or other vested amounts earned or accrued through the Effective Time under HomeCorp's employee plans. The HomeCorp employee plans will continue as plans of Ameribanc until such time as the former employees of HomeCorp and its subsidiary are integrated into MBI's employee benefit plans that are available to other employees of MBI and its subsidiaries. MBI will take such steps as are necessary or required to integrate the former employees of Homecorp and its subsidiary into MBI's employee benefit plans available to other employees of MBI and its subsidiaries as soon as practicable after the Effective Time, with (i) full credit for prior service with HomeCorp or its subsidiary for purposes of vesting and eligibility for participation (but not benefit accruals under any defined benefit plan), and co-payments and deductibles, and (ii) waiver of all waiting periods and pre-existing condition exclusions or penalties.

REGULATORY APPROVAL

      In addition to the approval of the Merger Agreement by the HomeCorp stockholders, the obligations of the parties to effect the Merger are subject
to prior approval of the Federal Reserve Board.   As a bank holding company,
MBI is subject to regulation under the BHCA. MBI will file all required applications seeking approval of the Merger with the Regulatory Authorities.

      Under the BHCA, the Federal Reserve Board can withhold approval of the Merger if, among other things, it determines that the effect of the Merger would be to substantially lessen competition in the relevant market. In addition, the Federal Reserve Board is required to consider whether the combined organization meets the requirements of the Community Reinvestment Act of 1977, as amended, by assessing the involved entities' respective records of meeting the credit needs of the local communities in which they are chartered, consistent with the safe and sound operation of such institutions. In its review, the Federal Reserve Board also is required to examine the financial and managerial resources and future prospects of the combined organization and analyze the capital structure and soundness of the resulting entity. The Federal Reserve Board has the authority to deny an application if it concludes that the combined organization would have inadequate capital.

      The Merger cannot be consummated prior to receipt of all required approvals. There can be no assurance that required regulatory approvals for the Merger will be obtained, and, if the Merger is approved, as to the date of such approvals or whether the approvals will contain any unacceptable conditions. There can likewise be no assurance that the United States Department of Justice will not challenge the Merger during the waiting period set aside for such challenges after receipt of approval from the Federal Reserve Board. See "SUPERVISION AND REGULATION."

      MBI and HomeCorp are not aware of any governmental approvals or actions that may be required for consummation of the Merger other than as described above. Should any other approval or action be required, it is presently contemplated that such approval or action would be sought. There can be no assurance that any necessary regulatory approvals or actions will be timely received or taken, that no action will be brought challenging such approval or action or, if such a challenge is brought, as to the result thereof, or that any such approval or action will not be conditioned in a manner that would cause the parties to abandon the Merger. See "SUPERVISION AND REGULATION."

BUSINESS PENDING THE MERGER

      The Merger Agreement provides that, during the period from October 29, 1997 to the Effective Time, HomeCorp will conduct its business according to the ordinary and usual course consistent with past practices and use its best efforts to maintain and preserve its business organization, employees and advantageous business relationships and retain the services of its officers and key employees.

      Furthermore, from October 29, 1997 to the Effective Time, except as provided in the Merger Agreement, HomeCorp will not, and will not permit its subsidiary to, without the prior written consent of MBI:

            (1) declare, set aside or pay any dividends or other distributions, directly or indirectly, in respect of its capital stock (other than dividends from the HomeCorp subsidiary to HomeCorp);

            (2) enter into or amend any employment, severance or similar agreement or arrangement with any director, officer or employee, or materially modify any of the HomeCorp employee plans or grant any salary or wage increase or materially increase any employee benefit (including incentive or bonus payments), except normal individual increases in compensation to employees consistent with past practice, or as required by law or contract, and except for such increases of which HomeCorp notifies MBI in writing and which MBI does not disapprove within ten days of the receipt of such notice;

            (3) authorize, recommend, propose or announce an intention to authorize, recommend or propose, or enter into an agreement in principle with respect to, any merger, consolidation or business combination (other than the Merger), any acquisition of a material amount of assets or securities, any disposition of a material amount of assets or securities or any release or relinquishment of any material contract rights;

            (4) propose or adopt any amendments to its Certificate of Incorporation or Charter of HomeCorp or any subsidiary of HomeCorp, as the case may be, or their respective by-laws;

            (5) issue, sell, grant, confer or award any capital stock options, warrants, conversion rights or other rights, except HomeCorp may issue shares of HomeCorp Common Stock upon exercise of the HomeCorp Options outstanding on October 29, 1997 and pursuant to the Option Agreement, or effect any stock split or adjust, combine, reclassify or otherwise change its capitalization as it existed on October 29, 1997;

            (6) purchase, redeem, retire, repurchase or exchange, or otherwise acquire or dispose of, directly or indirectly, any capital stock, options, warrants, conversion rights or other rights, whether pursuant to the terms of such capital stock, options, warrants, conversion rights or other rights or otherwise;

            (7) (i) without first consulting with and obtaining the written consent of MBI, cause or permit HomeBanc to enter into, renew or increase any loan or credit commitment (including stand-by letters of credit) to, or invest or agree to invest in any person or entity or modify any of the material provisions or renew or otherwise extend the maturity date of any existing loan or credit commitment (collectively, "Lend to") in an amount in excess of $300,000 or in any amount which, when aggregated with any and all loans or credit commitments of HomeCorp and its subsidiary to such person or entity, would be equal to or in excess of $500,000; provided, however, that HomeCorp or its subsidiary may make any such loan or credit commitment in the event (A) HomeCorp or its subsidiary has delivered to MBI or its designated representative a notice of its intention to make such loan and such information as MBI or its designated representative may reasonably require in respect thereof and (B) MBI or its designated representative shall not have reasonably objected to such loan by giving written or facsimile notice of such objection within two (2) business days following the delivery to MBI or its designated representative of the notice of intention and information as aforesaid; provided further, however, that nothing shall prohibit HomeCorp or its subsidiary from honoring any contractual obligation in existence on the date of the Merger Agreement. Notwithstanding the above, HomeCorp shall be authorized, without first consulting with

      MBI or obtaining MBI's prior written consent, to increase the aggregate amount of any credit facilities theretofore established in favor of any person or entity (each a "Pre-Existing Facility"), provided that the aggregate amount of any and all such increases shall not be in excess of the lesser of ten percent (10%) of such Pre-Existing Facilities or $25,000;

            (8) directly or indirectly, including through its officers, directors, employees or other representatives:

                  (i) initiate, solicit or encourage any discussions, inquiries or proposals with any third party (other than MBI or Ameribanc) relating to the disposition of any significant portion of the business or assets of HomeCorp or its subsidiary or the acquisition of the capital stock (or rights or options exercisable for, or securities convertible or exchangeable into, capital stock) of HomeCorp or its subsidiary or the merger of HomeCorp or its subsidiary with any person (other than MBI or Ameribanc) or any similar transaction (each such transaction being referred to herein as an "Acquisition Transaction"), or

                  (ii) provide any third party with information or assistance or negotiate with any third party with respect to an Acquisition Transaction, and HomeCorp shall promptly notify MBI orally of all the relevant details relating to all inquiries, indications of interest and proposals which it or any of its subsidiaries may receive with respect to any Acquisition Transaction;

            (9) take any action that would (i) materially impede or delay the consummation of the transactions contemplated by the Merger Agreement or the ability of MBI or HomeCorp to obtain any approval of any Regulatory Authority required for the transactions contemplated by the Merger Agreement or to perform its covenants and agreements under the Merger Agreement, (ii) prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code or (iii) prevent the Merger from qualifying for pooling-of-interests accounting treatment;

            (10) other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money or assume, guarantee, endorse or otherwise as an accommodation become responsible or liable for the obligations of any other individual, corporation or other entity;

            (11) materially restructure or change its investment securities portfolio, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported, or execute individual investment transactions of greater than $2,000,000 for U.S. Treasury or Federal Agency Securities and $250,000 for all other investment instruments;

            (12) agree in writing or otherwise to take any of the foregoing actions or engage in any activity, enter into any transaction or knowingly take or omit to take any other action which would make any of HomeCorp's representations and warranties in the Merger Agreement untrue or incorrect in any material respect if made anew after engaging in such activity, entering into such transaction, or taking or omitting such other act; or

            (13) enter into, increase or renew any loan or credit commitment (including standby letters of credit) to any executive officer or director of HomeCorp or any subsidiary of HomeCorp, any holder of 10% or more of the outstanding shares of HomeCorp Common Stock, or any entity controlled, directly or indirectly, by any of the foregoing or engage in any transaction with any of the foregoing which is of the type or nature sought to be regulated in 12 U.S.C. Section 371c and 12 U.S.C. Section 371c-1, without first obtaining the prior written consent of MBI, which consent shall not be unreasonably withheld.

      The Merger Agreement also provides that during the period from October 29, 1997 to the Effective Time, MBI and Ameribanc shall not, and shall not permit any of their subsidiaries to, without the prior written consent of HomeCorp, agree in writing or otherwise take any action that is prohibited of HomeCorp by subsections (9) and (12) above.

ACCOUNTING TREATMENT

      The Merger is intended to be accounted for under the pooling-of-interests method of accounting. It is a condition to MBI's and Ameribanc's consummation of the Merger, unless otherwise waived, that KPMG Peat Marwick LLP, MBI's independent accountants, deliver to MBI and Ameribanc a letter stating that the Merger will qualify for pooling-of-interests accounting treatment, provided, however, that this condition shall not be deemed waived by MBI to the extent that (i) the failure of KPMG Peat Marwick LLP to deliver such a letter or (ii) the withdrawal by KPMG Peat Marwick LLP of such a letter, is due solely to the actions of MBI's affiliates with respect to their shares of MBI Common Stock or HomeCorp Common Stock.


        CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER
        -----------------------------------------------------

      The following discussion is based upon an opinion of Thompson Coburn, counsel to MBI ("Counsel"), and except as otherwise indicated, reflects Counsel's opinion. The discussion is a general summary of the material United States federal income tax ("federal income tax") consequences of the Merger to certain HomeCorp stockholders and does not purport to be a complete analysis or listing of all potential tax considerations or consequences relevant to a decision whether to vote for the approval of the Merger. The discussion does not address all aspects of federal income taxation that may be applicable to HomeCorp stockholders in light of their status or personal investment circumstances, nor does it address the federal income tax consequences of the Merger that are applicable to HomeCorp stockholders subject to special federal income tax treatment including (without limitation) foreign persons, insurance companies, tax-exempt entities, retirement plans, dealers in securities, persons who acquired their HomeCorp Common Stock pursuant to the exercise of employee stock options or otherwise as compensation, and persons who hold their HomeCorp Common Stock as part of a "straddle," "hedge" or "conversion transaction." Each stockholder's individual circumstances may affect the tax consequences of the Merger to such stockholder. In addition, the discussion does not address the effect of any applicable state, local or foreign tax laws, or the effect of any federal tax laws other than those pertaining to the federal income tax. AS A
RESULT, EACH HOMECORP STOCKHOLDER IS URGED TO CONSULT HIS OR HER
OWN TAX ADVISOR TO DETERMINE THE SPECIFIC TAX CONSEQUENCES OF THE
MERGER TO SUCH

STOCKHOLDER. The discussion assumes that shares of HomeCorp Common Stock are held as capital assets (within the meaning of Section 1221 of the Code) at the Effective Time.

      HomeCorp has received an opinion from Counsel to the effect that, assuming the Merger occurs in accordance with the Merger Agreement, the Merger will constitute a "reorganization" for federal income tax purposes with the following federal income tax consequences:

                  (1) HomeCorp stockholders will recognize no gain or loss as a result of the exchange of their HomeCorp Common Stock solely for shares of MBI Common Stock pursuant to the Merger, except with respect to cash received in lieu of fractional shares, if any, as discussed below.

                  (2) The aggregate adjusted tax basis of the shares of MBI Common Stock received by each HomeCorp stockholder in the Merger (including any fractional share of MBI Common Stock deemed to be received, as described in paragraph 4 below) will be equal to the aggregate adjusted tax basis of the shares of HomeCorp Common Stock surrendered.

                  (3) The holding period of the shares of MBI Common Stock received by each HomeCorp stockholder in the Merger (including any fractional share of MBI Common Stock deemed to be received, as described in paragraph 4 below) will include the holding period of the shares of HomeCorp Common Stock exchanged therefor.

                  (4) A HomeCorp stockholder who receives cash in the Merger in lieu of a fractional share of MBI Common Stock will be treated as if the fractional share had been received by such stockholder in the Merger and then redeemed by MBI in return for the cash. The receipt of such cash will cause the recipient to recognize capital gain or loss equal to the difference between the amount of cash received and the portion of such holder's adjusted tax basis in the shares of MBI Common Stock allocable to the fractional share.

      Counsel's opinion is subject to the conditions and assumptions stated therein and relies upon various representations made by MBI, HomeCorp and certain stockholders of HomeCorp. If any of these representations or assumptions is inaccurate, the tax consequences of the Merger could differ from those described herein. Counsel's opinion also is based upon the Code, regulations proposed or promulgated thereunder, judicial precedent relating thereto, and current administrative rulings and practice, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences discussed herein. The opinion is available without charge upon written request to Jon W. Bilstrom, General Counsel and Secretary, Mercantile Bancorporation Inc., P.O. Box 524, St. Louis, Missouri 63166-0524. The receipt of Counsel's opinion again as of the Closing Date is a condition to the consummation of the Merger. An opinion of counsel, unlike a private letter ruling from the Internal Revenue Service (the "Service"), has no binding effect on the Service. The Service could take a position contrary to Counsel's opinion and, if the matter were litigated, a court may reach a decision contrary to the opinion. Neither MBI nor HomeCorp has requested an advance ruling as to the federal income tax consequences of the Merger, and the Service is not expected to issue such a ruling.

      THE FOREGOING IS A GENERAL DISCUSSION OF THE MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO CERTAIN HOMECORP
STOCKHOLDERS AND IS INCLUDED FOR GENERAL INFORMATION ONLY. THE
FOREGOING DISCUSSION DOES NOT TAKE INTO ACCOUNT THE PARTICULAR
FACTS

AND CIRCUMSTANCES OF EACH HOMECORP STOCKHOLDER'S TAX STATUS AND ATTRIBUTES. AS A RESULT, THE FEDERAL INCOME TAX CONSEQUENCES ADDRESSED IN THE FOREGOING DISCUSSION MAY NOT APPLY TO EACH HOMECORP STOCKHOLDER. ACCORDINGLY, EACH HOMECORP STOCKHOLDER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE MERGER, INCLUDING THE APPLICATION AND EFFECT OF FEDERAL, STATE, LOCAL AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL AND OTHER TAX LAWS.


           APPRAISAL RIGHTS OF STOCKHOLDERS OF HOMECORP
           --------------------------------------------

      Pursuant to Section 262 of the DGCL, holders of HomeCorp Common Stock will not have appraisal rights. Section 262 of the DGCL provides an exception from appraisal rights provisions in circumstances where the stockholder seeking to exercise such rights owns shares in a widely-held, publicly-traded corporation and is to receive shares of a widely-held, publicly-traded corporation.

                  PRO FORMA FINANCIAL INFORMATION
                  -------------------------------

COMPARATIVE UNAUDITED PER SHARE DATA

      The following table sets forth for the periods indicated selected historical per share data of MBI and HomeCorp and the corresponding pro forma and pro forma equivalent per share amounts giving effect to the proposed Merger and the acquisition of Roosevelt. The data presented is based upon the supplemental consolidated financial statements and related notes of MBI and the consolidated financial statements and related notes of HomeCorp and Roosevelt included in this Proxy Statement/Prospectus or in documents incorporated herein by reference, and the pro forma combined consolidated balance sheet and income statements, including the notes thereto, appearing elsewhere herein. This information should be read in conjunction with such historical and pro forma financial statements and related notes thereto. The assumptions used in the preparation of this table appear in the notes to the pro forma financial information appearing elsewhere in this Proxy Statement/Prospectus. This data is not necessarily indicative of the results of the future operations of the combined organization or the actual results that would have occurred if the Merger or the completed acquisition of Roosevelt had been consummated prior to the periods indicated.


                                                                     MBI/          MBI/                            MBI/
                                                                   HOMECORP      HOMECORP     MBI/ALL ENTITIES  ALL ENTITIES
                                            MBI       HOMECORP     PRO FORMA     PRO FORMA       PRO FORMA       PRO FORMA
                                          REPORTED    REPORTED    COMBINED<F1> EQUIVALENT<F2>   COMBINED<F3>   EQUIVALENT<F2>
                                          --------    --------    ------------ --------------   ------------   --------------
Book Value per Share:
  September 30, 1997                      $18.070      $13.07       $18.090       $ 8.99         $18.060         $ 8.97
  December 31, 1996                        16.740       12.31        16.580         8.24          16.810           8.35

Cash Dividends Declared per Share:
  Nine months ended September 30, 1997    $  .861      $   --       $  .861       $  .43         $  .861         $  .43
  Year ended December 31, 1996              1.090          --         1.090          .54           1.090            .54
  Year ended December 31, 1995               .880          --          .880          .44            .880            .44
  Year ended December 31, 1994               .750          --          .750          .37            .750            .37

Earnings per Share:
  Nine months ended September 30, 1997    $  .920      $  .74       $  .930       $  .46         $  .650         $  .32
  Year ended December 31, 1996              2.110         .20         2.100         1.04           1.460            .73
  Year ended December 31, 1995              2.410         .68         2.400         1.19           2.380           1.18
  Year ended December 31, 1994              2.060       (2.14)        2.050         1.02           2.050           1.02

Market Price per Share:
  At October 28, 1997<F4>                 $48.000      $20.25       $48.000       $23.00         $48.000         $23.00
  At December 12, 1997<F4>                 58.188       27.19        58.188        28.91          58.188          28.91

---------------------
<F1> Includes the effect of pro forma adjustments for HomeCorp, Roosevelt and Horizon, as appropriate. See "PRO FORMA FINANCIAL INFORMATION - Notes to Pro Forma combined Consolidated Financial Statements."

<F2> Based on the pro forma combined per share amounts multiplied by 0.4968, the conversion ratio applicable to one share of HomeCorp Common Stock in the Merger. Further explanation of the assumptions used in the preparation of the pro forma combined consolidated financial statements is included in the notes to pro forma financial statements. See "PRO FORMA FINANCIAL INFORMATION - Notes to Pro
     Forma Combined Consolidated Financial Statements."

<F3> Includes the effect of pro forma adjustments for HomeCorp, Roosevelt and Horizon, as appropriate. Due to the immateriality of the financial condition and results of operations of Regional to that of MBI, does not include the effect of pro forma adjustments for Regional. See
     "PRO FORMA FINANCIAL INFORMATION--Notes to Pro Forma Combined Consolidated Financial Statements."

<F4> The market value of MBI Common Stock disclosed as of October 28, 1997, the last trading day preceding the public announcement of the Merger, and as of December 12, 1997, the latest available date prior to the filing of the Registration Statement, is based on the last sale price as reported on the NYSE Composite Tape. The market value of HomeCorp Common Stock disclosed as of October 24, 1997, the last day on which HomeCorp common stock traded preceding the public announcement of the Merger, and as of December 12, 1997, the last available date prior to filing of the Registration Statement, is based upon the last sale price as reported on the Nasdaq National Market.


PRO FORMA COMBINED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

      RECENT ACQUISITIONS. MBI has completed or announced a number of acquisitions during the years covered by the pro forma financial statements that follow. Set forth below is a table that summarizes the completed and pending acquisitions, including the name of the acquired entity, the date of consummation of the acquisition, the assets and deposits of the acquired entities at the date of consummation for the completed acquisitions, the consideration paid in cash and/or shares of MBI stock and the accounting method utilized.

                             ACQUISITIONS COMPLETED BY MBI (1994-PRESENT)

                                                                                      CONSIDERATION
                                                                                  ---------------------
                                                                                               GROSS        ACCOUNTING
NAME                                          DATE         ASSETS     DEPOSITS      CASH       SHARES        METHOD
----                                          ----         ------     --------      ----       ------        ------
                                                                 (DOLLARS IN THOUSANDS)

Roosevelt Financial Group, Inc.           July 1, 1997   $7,251,985  $5,317,514   $374,477   18,948,884      Purchase
Mark Twain Bancshares, Inc.               Apr. 25, 1997   3,227,972   2,519,474         73   24,088,713      Pooling
Regional Bancshares, Inc.                 Mar. 5, 1997      171,979     135,954     12,300      900,625      Purchase
TODAY'S Bancorp, Inc.                     Nov. 7, 1996      501,418     432,104     34,912    1,690,587      Purchase
First Financial Corporation of America    Nov. 1, 1996       87,649      76,791      3,253      388,113      Purchase
Peoples State Bank                        Aug. 22, 1996      95,657      75,149         --      488,756      Purchase
Metro Savings Bank, F.S.B.                Mar. 7, 1996       80,857      73,843          5      296,853      Purchase
Security Bank of Conway, F.S.B.           Feb. 9, 1996      102,502      89,697          1      482,946      Purchase
Hawkeye Bancorporation                    Jan. 2, 1996    1,978,540   1,739,811         80   11,838,294      Pooling
First Sterling Bancorp, Inc.              Jan. 2, 1996      167,610     147,588          1      782,126      Pooling<F1>
Southwest Bancshares, Inc.                Aug. 1, 1995      187,701     155,628          1    1,012,463      Pooling<F1>
AmeriFirst Bancorporation, Inc.           Aug. 1, 1995      155,521     130,179          1      992,034      Pooling<F1>
Plains Spirit Financial Corporation       July 7, 1995      400,754     276,887      6,697    1,951,770      Purchase
TCBankshares, Inc.                        May 1, 1995     1,422,798   1,217,740         --    7,124,999<F2>  Pooling
Central Mortgage Bancshares, Inc.         May 1, 1995       654,584     571,105          8    3,806,585      Pooling
UNSL Financial Corp.                      Jan. 3, 1995      508,346     380,716         11    2,367,161      Pooling
Wedge Bank                                Jan. 3, 1995      195,716     152,865          1    1,454,931      Pooling<F1>
United Postal Bancorp, Inc.               Feb. 1, 1994    1,260,765   1,025,252         39    8,447,930      Pooling
Metro Bancorporation                      Jan. 3, 1994      370,175     333,183          6    2,457,417      Pooling

                                                    PENDING ACQUISITIONS BY MBI

Horizon Bancorp, Inc.                     1st Qtr 1998    $550,678    $470,385          --    2,550,000<F3>  Pooling
HomeCorp, Inc.                            1st Qtr 1998     326,877     299,148          --      951,380<F3>  Pooling


-------------------------
<F1> The historical financial statements of MBI were not restated for the acquisition due to the immateriality of the acquiree's financial condition and results of operations to those of MBI.

<F2> In addition to MBI Common Stock issued, MBI assumed, through an exchange, the outstanding, non-convertible preferred stock of TCBankshares, Inc. Such preferred stock was redeemed in the first quarter of 1996.

<F3> Estimated number of shares to be issued in acquisition.


      PRO FORMA FINANCIAL STATEMENTS. The following unaudited pro forma combined consolidated balance sheet gives effect to the Merger as if it was consummated on September 30, 1997.

      The pro forma combined consolidated income statements for the nine months ended September 30, 1997 and for the years ended December 31, 1996, 1995 and 1994 set forth the results of operations of MBI combined with the results of operations of HomeCorp and Horizon as if the respective mergers had occurred as of the first day of the period presented.

      MBI acquired Roosevelt on July 1, 1997, which acquisition was accounted for under the purchase method of accounting. Accordingly, the historical results of operations of MBI include the results of operations of Roosevelt from July 1, 1997 forward. Consistent with the Commission's rules regarding the treatment of acquisitions accounted for as purchases in pro forma presentations, the pro forma combined consolidated income statements for the year ended December 31, 1996 and the nine-month period ended September 30, 1997 include the results of operations of Roosevelt but the pro forma combined consolidated income statements for the years ended December 31, 1995 and 1994 do not.

      The unaudited pro forma combined consolidated financial statements should be read in conjunction with the accompanying Notes to the Pro Forma Combined Consolidated Financial Statements and with the historical financial statements of MBI, HomeCorp, Roosevelt and Horizon. The historical interim financial information for the nine months ended September 30, 1997, used as a basis for the pro forma combined consolidated financial statements, includes all necessary adjustments, which, in management's opinion, are necessary to present the data fairly. These pro forma combined consolidated financial statements may not be indicative of the results of operations that actually would have occurred if the completed and proposed acquisitions had been consummated on the dates assumed above or of the results of operations that may be achieved in the future.

      Due to the immateriality of the results of operations of Regional to that of MBI, individually and in the aggregate, the unaudited pro forma combined consolidated financial statements contained herein do not reflect the completed acquisition of Regional for any period prior to the acquisition date of such entity.

                                            MERCANTILE BANCORPORATION INC.
                                    PRO FORMA COMBINED CONSOLIDATED BALANCE SHEET
                                                 SEPTEMBER 30, 1997
                                                     (THOUSANDS)
                                                     (UNAUDITED)
                                                                                                                   MBI/ALL
                                                                            MBI/HOMECORP                           ENTITIES
                                                                              PRO FORMA                           PRO FORMA
                                                               HOMECORP       COMBINED                HORIZON      COMBINED
                                     MBI<F1>      HOMECORP    ADJUSTMENTS   CONSOLIDATED  HORIZON   ADJUSTMENTS  CONSOLIDATED
                                     -------      --------    -----------   ------------  -------   -----------  ------------
ASSETS
   Cash and due from banks         $ 1,043,236    $ 11,648   $ (4,567)<F2>  $ 1,050,317  $ 11,036  $ (7,220)<F5> $ 1,054,133
   Due from banks - interest
     bearing                           303,276         178                      303,454        --                    303,454
   Federal funds sold and
     repurchase agreements             171,703          --                      171,703     3,106                    174,809
   Investments in debt and equity
     securities
     Trading                           137,761          --                      137,761        --                    137,761
     Available-for-sale              6,904,529      11,729                    6,916,258   172,811                  7,089,069
     Held-to-maturity                  277,311      23,480                      300,791    14,490                    315,281
                                   -----------    --------   --------       -----------  --------  --------      -----------
       Total                         7,319,601      35,209         --         7,354,810   187,301        --        7,542,111

   Loans and leases                 19,120,797     265,726                   19,386,523   328,798                 19,715,321
   Reserve for possible loan
     losses                           (257,261)     (1,618)                    (258,880)   (4,479)                  (263,359)
                                   -----------    --------   --------       -----------  --------  --------      -----------
       Net loans and leases         18,863,536     264,107         --        19,127,643   324,319        --       19,451,962
   Intangible assets                   821,726         600                      822,326     2,009                    824,335

   Credit card sale receivable         372,835          --                      372,835                              372,835
   Other assets                      1,084,450      15,135     22,322 <F3>    1,099,585    22,908    46,746 <F6>   1,122,493
                                                              (22,322)<F4>                          (46,746)<F7>
                                   -----------    --------   --------       -----------  --------  --------      -----------

       Total Assets                $29,980,363    $326,877   $ (4,567)      $30,302,673  $550,679  $ (7,220)     $30,846,132
                                   ===========    ========   ========       ===========  ========  ========      ===========

LIABILITIES
   Deposits
     Non-interest bearing          $ 3,134,713    $  4,976                  $ 3,139,689  $ 51,623                $ 3,191,312
     Interest bearing               18,308,044     294,172                   18,602,216   418,762                 19,020,978
     Foreign                           669,483          --                      669,483        --                    669,483
                                   -----------    --------   --------       -----------  --------  --------      -----------
       Total Deposits               22,112,240     299,148         --        22,411,388   470,385        --       22,881,773
   Short-term borrowings             3,771,713       2,400                    3,774,113     3,136                  3,777,249
   Bank notes                          175,000          --                      175,000        --                    175,000
   Long-term debt                    1,019,092                                1,019,092    27,352                  1,046,444
   Company-obligated mandatorily
     redeemable preferred
     securities of Mercantile
     Capital Trust I                   150,000          --                      150,000        --                    150,000
   Other liabilities                   397,639       3,007                      400,646     3,060                    403,706
                                   -----------    --------   --------       -----------  --------  --------      -----------

       Total Liabilities            27,625,684     304,555         --        27,930,239   503,933        --       28,434,172

SHAREHOLDERS' EQUITY
   Common Stock                          1,304          17          9 <F3>        1,313       666        24 <F6>       1,337
                                                                  (17)<F4>                             (666)<F7>

   Capital surplus                     939,387       6,610      2,051 <F3>      941,438    12,372     3,896 <F6>     945,334
                                                               (6,610)<F4>                          (12,372)<F7>

   Retained earnings                 1,419,402      15,695     15,695 <F3>    1,435,097    35,606    35,606 <F6>   1,470,703
                                                              (15,695)<F4>                          (35,606)<F7>

   Treasury stock                       (5,414)                (4,567)<F2>       (5,414)   (1,898)   (7,220)<F5>      (5,414)
                                                                4,567 <F3>                            7,220 <F6>
                                                                                                      1,898 <F7>
                                   -----------    --------   --------       -----------  --------  --------
       Total Shareholders' Equity    2,354,679      22,322     (4,567)        2,372,434    46,746    (7,220)       2,411,960
                                   -----------    --------   --------       -----------  --------  --------      -----------
       Total Liabilities and
          Shareholders' Equity     $29,980,363    $326,877   $ (4,567)      $30,302,673  $550,679  $ (7,220)     $30,846,132
                                   ===========    ========   ========       ===========  ========  ========      ===========

See Notes to Pro Forma Combined Consolidated Financial Statements.


                                            MERCANTILE BANCORPORATION INC.
                                   PRO FORMA COMBINED CONSOLIDATED INCOME STATEMENT
                                     FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997
                                          (THOUSANDS EXCEPT PER SHARE DATA)
                                                     (UNAUDITED)

                                                                                ROOSEVELT
                                                                                 FOR THE                                  MBI/
                                                                      MBI/        SIX                                      ALL
                                                                   HOMECORP      MONTHS                                  ENTITIES
                                                                   PRO FORMA      ENDED                   ROOSEVELT/    PRO FORMA
                                                       HOMECORP    COMBINED      JUNE 30,                  HORIZON       COMBINED
                               MBI<F1>     HOMECORP  ADJUSTMENTS CONSOLIDATED   1997<F10>  HORIZON       ADJUSTMENTS   CONSOLIDATED
                               -------     -------   ----------- ------------   ---------  -------       -----------   ------------
Interest Income            $  1,352,187    $18,145   $(171)<F8>  $  1,370,161   $272,169   $30,186      $   (271)<F15> $  1,672,245

Interest Expense                672,529     10,893                    683,422    178,306    15,313           858 <F12>      893,621
                                                                                                          15,722 <F13>

                           ------------    -------   -----       ------------   --------   -------      --------       ------------
     Net Interest Income        679,658      7,252    (171)           686,739     93,863    14,873       (16,851)           778,624
Provision for Possible
   Loan Losses                   73,616        220                     73,836      3,474       811            --             78,121
                           ------------    -------   -----       ------------   --------   -------      --------       ------------
   Net Interest Income
     after Provision
     for Possible Loan
     Losses                     606,042      7,032    (171)           612,903     90,389    14,062       (16,851)           700,503

Other Income
   Trust                         71,688         --                     71,688         --       119                           71,807
   Service charges               72,625        729                     73,354     13,018     1,564                           87,936
   Credit card fees              16,421          9                     16,430         --                                     16,430
   Net loss from
     financial instruments           --         --      --                 --    (35,630)                                   (35,630)
   Securities gains
     (losses)                     4,901         (9)                     4,892         --        42                            4,934
   Other                        113,628      2,505                    116,133     10,038     1,351                          127,522
                           ------------    -------   -----       ------------   --------   -------      --------       ------------
       Total Other Income       279,263      3,234      --            282,497    (12,574)    3,076            --            272,999

Other Expenses
   Salaries and employee
     benefits                   307,350      4,111                    311,461     23,717     5,650                          340,828
   Net occupancy and
     equipment                   86,031        959                     86,990      9,291     1,712                           97,993
   Loss on the sale of
     credit card loans           50,000         --      --             50,000         --        --                           50,000
   Other                        259,023      3,024                    262,047     36,555     3,063        20,177 <F11>      321,842
                           ------------    -------   -----       ------------   --------   -------      --------       ------------
       Total Other
          Expenses              702,404      8,094      --            710,498     69,563    10,425        20,177            810,663

                           ------------    -------   -----       ------------   --------   -------      --------       ------------
       Income Before
          Income Taxes          182,901      2,172    (171)           184,902      8,252     6,713       (37,028)           162,839
Income Taxes                     73,071        830     (62)<F9>        73,839      7,630     1,625        (5,969)<F14>       77,028
                                                                                                             (97)<F16>
                           ------------    -------   -----       ------------   --------   -------      --------       ------------
   Net Income              $    109,830    $ 1,342   $(109)      $    111,063   $    622   $ 5,088      $(30,962)      $     85,811
                           ============    =======   =====       ============   ========   =======      ========       ============

Per Share Data
   Average Common Shares
     Outstanding<F17>       119,079,189                           119,935,431                                           131,465,020
   Net Income              $       0.92                          $        .93                                          $        .65


See Notes to Pro Forma Combined Consolidated Financial Statements.


                                    MERCANTILE BANCORPORATION INC.
                           PRO FORMA COMBINED CONSOLIDATED INCOME STATEMENT
                                 FOR THE YEAR ENDED DECEMBER 31, 1996
                                   (THOUSANDS EXCEPT PER SHARE DATA)
                                              (UNAUDITED)


                                                                     MBI/                                              MBI/
                                                                   HOMECORP                                        ALL ENTITIES
                                                                   PRO FORMA                           ROOSEVELT/   PRO FORMA
                                                     HOMECORP      COMBINED                             HORIZON      COMBINED
                              MBI<F1>      HOMECORP ADJUSTMENTS  CONSOLIDATED ROOSEVELT<F10> HORIZON  ADJUSTMENTS  CONSOLIDATED
                              -------      -------- -----------  ------------ -------------- -------  -----------  ------------
Interest Income            $  1,552,863    $24,381   $(228)<F8>  $  1,577,016   $640,311   $36,588  $   (361)<F15> $  2,253,554

Interest Expense                724,910     14,885                    739,795    462,724    18,762    10,290 <F12>    1,266,946
                                                                                                      35,375 <F13>
                           ------------    -------   -----       ------------   --------   -------  --------       ------------
   Net Interest Income          827,953      9,496    (228)           837,221    177,587    17,826   (46,026)           986,608
Provision for Possible
   Loan Losses                   73,015        565                     73,580      1,262     1,241                       76,083
                           ------------    -------   -----       ------------   --------   -------  --------       ------------
   Net Interest Income
     after Provision for
     Possible Loan Losses       754,938      8,931    (228)           763,641    176,325    16,585   (46,026)           910,525

Other Income
   Trust                         86,616         --                     86,616         --        68                       86,684
   Service charges               88,916        857                     89,773     17,157     2,035                      108,965
   Credit card fees              27,962          9                     27,971         --        --                       27,971
   Net loss from financial
     instruments                     --         --                         --    (76,634)       --                      (76,634)
   Securities gains
     (losses)                       (83)       (10)                       (93)        --        (1)                         (94)
   Other                        134,069      3,274                    137,343     23,510     1,950                      162,803
                           ------------    -------   -----       ------------   --------   -------  --------       ------------
       Total Other Income       337,480      4,130      --            341,610    (35,967)    4,052        --            309,695

Other Expense
   Salaries and employee
     benefits                   365,729      5,122                    370,851     42,304     7,275                      420,430
   Net occupancy and
     equipment                  103,715      1,223                    104,938     18,081     2,169                      125,188
   Other                        249,224      6,154                    255,378     63,024     4,144    40,355 <F11>      362,901
                           ------------    -------   -----       ------------   --------   -------  --------       ------------
       Total Other
          Expense               718,668     12,499      --            731,167    123,409    13,588    40,355            908,519

                           ------------    -------   -----       ------------   --------   -------  --------       ------------
       Income Before
          Income Taxes          373,750        562    (228)           374,084     16,949     7,049   (86,381)           311,701
Income Taxes                    128,535        203     (82)<F9>       128,656      5,835     1,622   (16,439)<F14>      119,544
                                                                                                        (130)<F16>
                           ------------    -------   -----       ------------   --------   -------  --------       ------------

   Net Income              $    245,215    $   359   $(146)      $    245,428   $ 11,114   $ 5,427  $(69,812)      $    192,157
                           ============    =======   =====       ============   ========   =======  ========       ============

Per Share Data
   Average Common Shares
      Outstanding<F17>      115,938,311                           116,794,553                                       131,471,986
   Net Income              $       2.11                          $       2.10                                      $       1.46



                                            MERCANTILE BANCORPORATION INC.
                                  PRO FORMA COMBINED CONSOLIDATED INCOME STATEMENT
                                        FOR THE YEAR ENDED DECEMBER 31, 1995
                                          (THOUSANDS EXCEPT PER SHARE DATA)
                                                    (UNAUDITED)

                                                                                                                     MBI/ALL
                                                                              MBI/HOMECORP                           ENTITIES
                                                                                PRO FORMA                           PRO FORMA
                                                                    HOMECORP    COMBINED                HORIZON      COMBINED
                                          MBI<F1>       HOMECORP  ADJUSTMENTS CONSOLIDATED   HORIZON  ADJUSTMENTS  CONSOLIDATED
                                          -------       --------  ----------- ------------   -------  -----------  ------------
Interest Income                        $  1,516,156     $24,436   $(228)<F8>  $  1,540,364   $33,216  $(361)<F15> $  1,573,219

Interest Expense                            715,466      15,065                    730,531    17,343                   747,874


                                       ------------     -------   -----       ------------   -------  -----       ------------
   Net Interest Income                      800,690       9,371    (228)           809,833    15,873   (361)           825,345
Provision for Possible Loan Losses           41,533         360                     41,893       875                    42,768
                                       ------------     -------   -----       ------------   -------  -----       ------------
   Net Interest Income after Provision
     for Possible Loan Losses               759,157       9,011    (228)           767,940    14,998   (361)           782,577

Other Income
   Trust                                     77,115          --                     77,115        29                    77,144
   Service charges                           82,459         668                     83,127     1,574                    84,701
   Credit card fees                          20,366           7                     20,373        --                    20,373
   Securities gains (losses)                  4,338           4                      4,342        48                     4,390
   Other                                    127,371       1,264                    128,635     1,641                   130,276
                                       ------------     -------   -----       ------------   -------  -----       ------------

       Total Other Income                   311,649       1,943      --            313,592     3,292     --            316,885

Other Expense
   Salaries and employee benefits           346,156       4,542                    350,698     7,280                   357,978
   Net occupancy and equipment               95,896       1,172                     97,068     1,981                    99,049
   Other                                    198,467       3,290                    201,757     4,482                   206,239
                                       ------------     -------   -----       ------------   -------  -----       ------------
       Total Other Expense                  640,519       9,004      --            649,523    13,743     --            663,266

                                       ------------     -------   -----       ------------   -------  -----       ------------
       Income Before Income Taxes           430,287       1,950    (228)           432,009     4,547   (361)           436,195
Income Taxes                                149,898         743     (82)<F9>       150,559     1,005   (130)<F16>      151,434
                                       ------------     -------   -----       ------------   -------  -----       ------------
       Net Income                      $    280,389     $ 1,207   $(146)      $    281,450   $ 3,542  $(231)      $    284,761
                                       ============     =======   =====       ============   =======  =====       ============


Per Share Data
   Average Common Shares
     Outstanding<F17>                   115,754,877                            116,611,119                         119,008,119
   Net Income                          $       2.41                           $       2.40                        $       2.38


See Notes to Pro Forma Combined Consolidated Financial Statements.


                                             MERCANTILE BANCORPORATION INC.
                                    PRO FORMA COMBINED CONSOLIDATED INCOME STATEMENT
                                          FOR THE YEAR ENDED DECEMBER 31, 1994
                                            (THOUSANDS EXCEPT PER SHARE DATA)
                                                      (UNAUDITED)

                                                                              MBI, HOMECORP
                                                                              ALL ENTITIES
                                                                                PRO FORMA                           PRO FORMA
                                                                  HOMECORP      COMBINED                HORIZON      COMBINED
                                          MBI<F1>       HOMECORP ADJUSTMENTS  CONSOLIDATED   HORIZON  ADJUSTMENTS  CONSOLIDATED
                                          -------       -------- -----------  ------------   -------  -----------  ------------
Interest Income                        $  1,311,928     $21,521   $(228)<F8>  $  1,333,221   $28,197  $(361)<F15> $  1,361,057

Interest Expense                            521,542      12,496                    534,038    12,175                   546,213


                                       ------------     -------   -----       ------------   -------  -----       ------------
   Net Interest Income                      790,386       9,025    (228)           799,183    16,022   (361)           814,844
Provision for Possible Loan Losses           48,791         240                     49,031       695                    49,726
                                       ------------     -------   -----       ------------   -------  -----       ------------
   Net Interest Income after Provision
     for Possible Loan Losses               741,595       8,785    (228)           750,152    15,327   (361)           765,118

Other Income
   Trust                                     71,972          --                     71,972        --                    71,972
   Service charges                           80,057         589                     80,646     1,289                    81,935
   Credit card fees                          27,352           6                     27,358        --                    27,358
   Securities gains (losses)                  2,888         127                      3,015        --                     3,015
   Other                                     90,099       1,358                     91,457     2,048                    93,505
                                       ------------     -------   -----       ------------   -------  -----       ------------
       Total Other Income                   272,368       2,080      --            274,448     3,337     --            277,785


Other Expense
   Salaries and employee benefits           336,426       4,380                    340,806     6,531                   347,337
   Net occupancy and equipment               91,755       1,091                     92,846     1,444                    94,290
   Other                                    216,830       3,833                    220,663     4,509                   225,172
                                       ------------     -------   -----       ------------   -------  -----       ------------
       Total Other Expense                  645,011       9,304      --            654,315    12,484     --            666,799

                                       ------------     -------   -----       ------------   -------  -----       ------------
       Income Before Income Taxes           368,952       1,561    (228)           370,285     6,180   (361)           376,104
Income Taxes                                135,896         933     (82)<F9>       136,747     1,604   (130)<F16>      138,221
                                       ------------     -------   -----       ------------   -------  -----       ------------
   Net Income Before Cumulative
     Effect of Change in Accounting
     Principles                        $    233,056     $   628   $(146)      $    233,538   $ 4,576  $(231)      $    237,883
                                       ============     =======   =====       ============   =======  =====       ============


Per Share Data
   Average Common Shares
     Outstanding<F17>                   112,323,722                            113,179,964                         115,576,964
   Net Income Before Cumulative
     Effect of Change in Accounting
     Principles                        $       2.06                           $       2.05                        $       2.05


See Notes to Pro Forma Combined Consolidated Financial Statements.


                       MERCANTILE BANCORPORATION INC.
        NOTES TO PRO FORMA COMBINED CONSOLIDATED FINANCIAL STATEMENTS
                                (UNAUDITED)


<F1>  Represents MBI's restated historical consolidated financial statements reflecting the acquisition of Hawkeye Bancorporation, effective January 2, 1996, and Mark Twain, effective April 25, 1997. Such acquisitions were accounted for as poolings-of-interests. The acquisition of First Sterling Bancorp, Inc. ("Sterling") by MBI and the acquisition of Northland Bancshares, Inc. by Mark Twain were also accounted for as poolings-of-interests; however, due to the immateriality of the financial condition and results of operations of Sterling and Northland Bancshares, Inc. to that of MBI and Mark
      Twain, the historical financial statements were not restated. Therefore, Sterling and Northland Bancshares, Inc. are included in these pro forma financial statements only from their respective acquisition dates forward. Each of Security Bank of Conway, F.S.B., Metro Savings Bank, F.S.B., Peoples State Bank, First Financial Corporation of America, TODAY'S Bancorp, Inc., Regional Bancshares, Inc. and First City Bancshares, Incorporated, each of which was accounted for as a purchase, is included in these pro forma financial statements only from its respective acquisition date forward. The full impact of these acquisitions is immaterial to the Pro Forma Combined Consolidated Financial Statements.

      MBI completed its acquisition of Roosevelt on July 1, 1997. The acquisition of Roosevelt was accounted for as a purchase; as such, historical financial statements were not restated. The full impact of the Roosevelt acquisition is included in the pro forma combined consolidated income statement for the nine months ended September 30, 1997 and for the year ended December 31, 1996.

      All per share data reflects the 3-for-2 stock split declared by MBI on July 16, 1997, which was distributed on October 1, 1997.

<F2>  In conjunction with the proposed acquisition of HomeCorp, MBI plans to repurchase up to 95,138 shares of MBI Common Stock in the open market. The assumed repurchase price per share is $48.00, the closing price of MBI Common Stock on October 28, 1997, the last business date before the announcement of the Merger Agreement between MBI and HomeCorp.

<F3>  Acquisition of HomeCorp with 951,380 shares of issued MBI Common Stock, including up to 95,138 reissued treasury shares, based on the exchange ratio of 0.4968 of a share of MBI Common Stock per share of HomeCorp Common Stock. The number of shares of MBI Common Stock, which represents the aggregate number of shares to be issued in the Merger, was calculated as follows:


                        Shares of HomeCorp Common Stock             1,707,527

                        Maximum number of shares of
                           Home Corp Common Stock
                           which could be issued pursuant
                           to HomeCorp's stock option plans           207,489
                                                                   ----------

                        Maximum number of shares
                           of HomeCorp Common Stock
                           to be cancelled in the Merger            1,915,016

                        Exchange Ratio                             x    .4968
                                                                   ----------

                        Aggregate number of shares                    951,380
                           of MBI Common Stock                     ==========
                           to be issued in the Merger

<F4>  Elimination of MBI's investment in HomeCorp.

<F5>  In conjunction with the proposed acquisition of Horizon, MBI plans to repurchase 153,000 shares of MBI Common Stock in the open market.
      The assumed repurchase price per share is $47.1875, the closing price of MBI Common Stock on July 30, 1997, the last business date before the announcement of the merger agreement between MBI and Horizon.

<F6>  Acquisition of Horizon with 2,550,000 shares of issued MBI Common Stock, including 153,000 reissued treasury shares, based on the exchange ratio of 4.0301 of a share of MBI Common Stock per share of Horizon common stock.

<F7>  Elimination of MBI's investment in Horizon.

<F8>  Interest income foregone as a result of MBI repurchasing 95,138 treasury shares in conjunction with the acquisition of HomeCorp by MBI. The assumed interest rate is 5%.

<F9>  Income tax benefit associated with interest income foregone as the result of repurchasing shares in conjunction with the acquisition of HomeCorp by MBI. The assumed effective tax rate is 36%.

<F10> The acquisition of Roosevelt was accounted for as a purchase transaction. Included herein is the amortization of goodwill over a 15-year period (see footnote 11 below) and interest expense related to the issuance of subordinated debt securities and notes as described in footnotes 9 and 10 below. The impact of interest income lost on the cash consideration and stock buybacks is immaterial to the Pro Forma Combined Consolidated Financial Statements through September 30, 1997. Goodwill is considered nondeductible. The income tax benefit associated with taxable income statement adjustments is computed at an effective tax rate of 36%.

<F11> The pro forma excess of cost over fair value of net assets acquired was
      $605,320,000 for Roosevelt as of June 30, 1997. The annual amount of goodwill amortization, given a 15-year amortization period, is $40,355,000.

<F12> On January 29, 1997, MBI issued $150,000,000 of subordinated debt securities, which were issued at a floating rate equal to the three-month LIBOR plus 85 basis points. The rate assumed in calculating the expense for the Pro Forma Combined Consolidated Financial Statements is 6.86%.

<F13> On June 11, 1997, MBI issued $200,000,000 of 7.3% subordinated notes due
      2007, $150,000,000 of 6.8% senior notes due 2001 and $150,000,000 of
      7.05% senior notes due 2004.

<F14> Income tax benefit associated with interest expense on debt issues (see footnotes 12 and 13 above).  The assumed effective tax rate is 36%.

<F15> Interest income foregone as the result of MBI repurchasing 153,000 treasury shares in conjunction with the acquisition of Horizon by MBI. The assumed interest rate is 5%.

<F16> Income tax benefit associated with interest income foregone as the result of repurchasing shares in conjunction with the acquisition of Horizon by MBI. The assume effective tax rate is 36%.

<F17> The computation of year-to-date average shares as restated for the poolings-of-interests with Mark Twain and Hawkeye Bancorporation, as well as for the 3-for-2 stock split distributed on October 1, 1997, is as follows:

                                               FOR THE NINE                    FOR THE YEARS ENDED DECEMBER 31,
                                               MONTHS ENDED          -------------------------------------------------
                                              SEPT. 30, 1997            1996                 1995              1994
                                              --------------            ----                 ----              ----
Shares of MBI Common Stock issued
   and outstanding                             119,079,189           115,938,311         115,754,877       112,323,722
Shares of MBI Common Stock to be issued
   in the HomeCorp acquisition, net of
   treasury shares                                 856,242               856,242             856,242           856,242
Shares of MBI Common Stock to be issued in
   the Horizon acquisition, net of treasury
   shares                                        2,397,000             2,397,000           2,397,000         2,397,000
Shares of MBI Common Stock issued
   in the Roosevelt acquisition                 18,948,884            18,948,884
Less effect of MBI shares issued
   in the Roosevelt acquisition being
   outstanding since July 1, 1997               (6,316,295)
Less effect of treasury share purchases         (3,500,000)           (6,668,451)
                                               -----------           -----------         -----------       -----------

     Pro Forma Combined                        131,465,020           131,471,986         119,008,119       115,576,964
                                               ===========           ===========         ===========       ===========

                        INFORMATION REGARDING HOMECORP
                        ------------------------------

FORWARD-LOOKING STATEMENTS

       When used in this Proxy Statement/Prospectus, the words or phrases "will likely result", "are expected to," "will continue," "is anticipated," "estimate," "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties, that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. MBI and HomeCorp caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. MBI and HomeCorp wish to advise readers that the factors listed below could affect HomeCorp's financial performance and could cause HomeCorp's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.

      MBI and HomeCorp do not undertake, and specifically decline any obligation, to publicly release the result of any revisions that may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

      The following information regarding HomeCorp should be read in conjunction with the audited and unaudiated financial statements and notes thereto contained in this Proxy Statement/Prospectus.

GENERAL

      HomeCorp is a Delaware corporation formed in 1989 as a thrift holding company to serve as the holding company for HomeBanc, a federal savings bank. HomeBanc was organized in 1889 as the Swedish Building and Loan Association. HomeBanc converted to a federally chartered mutual savings and loan association in 1967 and a federal stock savings bank in 1990.

      As a community oriented savings bank, HomeBanc offers a range of retail banking services through its nine full service offices and one limited service office located in Winnebago, Stephenson and Lee Counties, Illinois. Included in the nine full service offices is a supermarket office in Rockford which opened in April 1995. HomeBanc is principally engaged in the business of attracting deposits from the general public and using such deposits, together with borrowings and other funds, to originate residential mortgage, consumer and small business loans. HomeBanc sells the majority of its residential mortgage originations with servicing retained. HomeBanc's balance sheet reflects these sales together with the increasing origination of consumer and small business loans. The consumer loan portfolio increased $19.5 million, or 35%, during 1996 while commercial business loans increased $2.2 million, or 56%. HomeBanc also, to a lesser extent, originates construction and commercial real estate loans primarily on properties located in its market area as well as construction and land loans in the western and northern suburban Chicago markets.

      Since 1993 HomeBanc has purchased participating interests in permanent and construction loans on multi-family and commercial properties located primarily in southern Wisconsin. HomeBanc purchased participating interests in seven loans totaling $7.2 million during 1996.

HomeBanc intends to continue the purchase of such participations secured by properties located in Midwestern states. The loans are adjustable rate or short-term, fixed rate loans. In current market conditions, non-residential lending activities may be more profitable than residential.

      In the past, HomeBanc through its subsidiary Home Federal Service Corporation, made substantial investments in real estate development projects, principally in the western and northern suburbs of Chicago. As a result of the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA"), HomeBanc has made no new commitments for real estate development projects since 1989. HomeBanc also offers brokerage and related services through its affiliation with Invest Financial Corporation, a full-service investment brokerage program.

      HomeBanc intends to continue to emphasize consumer and small business lending in its principal lending markets, as well as its traditional residential lending. Subject to regulatory restrictions and the volume and mix of construction activity in the real estate market, HomeBanc also intends to continue to emphasize residential construction lending. In addition, HomeBanc will continue to manage as well as reduce its existing real estate development investments.

MARKET AREA

      HomeBanc serves its customers through six full service offices located in the Rockford, Illinois metropolitan area, two full service offices located in the Freeport, Illinois area, and one full service and one limited service office located in Dixon, Illinois. The Rockford metropolitan area has a population of approximately 348,000, making it the second most highly populated metropolitan area in the State of Illinois, and is located approximately 55 miles west of the Chicago suburbs. This market area is characterized by a diverse economic base that features a variety of manufacturing and service firms. Major corporations headquartered or having substantial operations in or around the Rockford area include the Chrysler Corporation, the Newell Company, Sundstrand Corporation, Ingersoll Milling Machine Company and Clarcor. Motorola opened a repair facility in Rockford during 1995 and a manufacturing facility in a community approximately 25 miles from Rockford. Freeport is located approximately 30 miles west of Rockford and has a manufacturing based economy. Dixon is located 45 miles southwest of Rockford and has a manufacturing and agricultural economy.

LENDING ACTIVITIES - GENERAL

      The principal lending activity has been the origination of fixed and adjustable rate conventional real estate loans to enable borrowers to purchase or refinance owner-occupied homes. In addition, in order to increase the yield and interest rate sensitivity of its portfolio, HomeBanc originates and purchases consumer, commercial real estate, construction, commercial business loans and land loans. Loan applications are initially approved at various levels of authority, depending on the type, amount and loan-to-value ratio of the loan. Mortgage loan commitments of more than $250,000 must be approved by a majority of the members present at a duly convened meeting of HomeBanc's Senior Loan Committee. The Committee is comprised of the President, Executive Vice President, Senior Vice President-Commercial Lending and Vice President-Commercial Credit Administration. At least three Committee members are required for a quorum.

      Commercial business loans of more than $150,000 must be approved by
HomeBanc's Senior Loan Committee.   Such loans in excess of $750,000 must be
approved by the Loan Committee of the Board of Directors, comprised of three outside Directors and the President.

      Specific credit criteria and lending limitations are established for consumer loan officers. Any deviations from established guidelines require the approval of the Senior Loan Committee. All loans are ratified by the Board of Directors.

      The following table sets forth information concerning the composition of HomeBanc's loan portfolio, in dollar amounts and in percentages (before deductions for unearned discounts, loans in process, deferred fees and discounts and allowance for loan losses) as of the dates indicated.


                                                                    AT DECEMBER 31,
                                   ----------------------------------------------------------------------------------
                                            1996                          1995                          1994
                                   ---------------------         ----------------------         ---------------------
                                   AMOUNT        PERCENT           AMOUNT       PERCENT          AMOUNT       PERCENT
                                   ------        -------           ------       -------          ------       -------
Real Estate Loans:
   Residential                    $126,108        47.4%          $153,986        58.2%          $173,698        69.5%
   Commercial                       40,086        15.1             38,850        14.7             38,813        15.5
   Construction                     13,482         5.1              9,354         3.5              5,548         2.2
   Land                              4,415         1.6              2,335         0.9              1,611         0.7
                                  --------       -----           --------       -----           --------       -----
     Total Real Estate Loans       184,091        69.2            204,525        77.3           $219,670        87.9

Other Loans:
   Consumer Loans
   Automobile                       53,249        20.0             38,687        14.6             14,602         5.8
   Home Equity and Improvement      21,168         8.0             16,268         6.1             12,297         4.9
   Other                             1,374         0.5              1,293         0.5              1,213         0.5
                                  --------       -----           --------       -----           --------       -----
     Total Consumer Loans         $ 75,791        28.5           $ 56,248        21.2           $ 28,112        11.2

Commercial Business Loans            6,243         2.3              4,007         1.5              2,211         0.9
                                  --------       -----           --------       -----           --------       -----
Total Other Loans                   82,034        30.8             60,255        22.7             30,323        12.1
                                  --------       -----           --------       -----           --------       -----
     Total Loans                  $266,125       100.0%          $264,780       100.0%          $249,993       100.0%
                                  ========       =====           ========       =====           ========       =====

LESS
   Unearned Discount              $    210                       $    270                       $    623
   Loans in Process                  5,639                          2,753                          3,343
   Deferred Fees and Discount         (446)                          (440)                          (331)
Allowance for Loan Losses            1,582                          1,175                          1,048
                                  --------                       --------                       --------

     Total Loans Receivable, Net  $259,140                       $261,022                       $245,310
                                  ========                       ========                       ========


                                                       AT DECEMBER 31,
                                   ----------------------------------------------------
                                            1993                          1992
                                   ---------------------         ----------------------
                                   AMOUNT        PERCENT           AMOUNT       PERCENT
                                   ------        -------           ------       -------
Real Estate Loans:
   Residential                    $171,089        73.1%          $178,081        77.6%
   Commercial                       27,917        11.9             18,801         8.2
   Construction                     11,379         4.9             10,210         4.4
   Land                              3,361         1.4              3,386         1.5
                                  --------       -----           --------       -----
     Total Real Estate Loans      $213,746        91.3            210,478        91.7

Other Loans:
   Consumer Loans
   Automobile                        7,341         3.1              6,806         3.0
   Home Equity and Improvement      10,238         4.4              9,668         4.2
   Other                               896         0.4              1,686         0.7
                                  --------       -----           --------       -----
     Total Consumer Loans         $ 18,475         7.9           $ 18,160         7.9

Commercial Business Loans            1,921         0.8                966         0.4
                                  --------       -----           --------       -----
Total Other Loans                   20,396         8.7             19,126         8.3
                                  --------       -----           --------       -----
     Total Loans                  $234,142       100.0%          $229,604       100.0%
                                  ========       =====           ========       =====

LESS
   Unearned Discount              $    761                       $  1,102
   Loans in Process                  2,561                          1,039
   Deferred Fees and Discount          (57)                           (41)
Allowance for Loan Losses              956                            900
                                  --------                       --------

     Total Loans Receivable, Net  $229,921                       $226,604
                                  ========                       ========

                                    -59-

      The following table shows the fixed and adjustable rate composition of HomeBanc's loan portfolio, in dollar amounts and in percentages (before deductions for unearned discounts, loans in process, deferred fees and discounts and allowance for loan losses) as of the dates indicated.



                                                                    AT DECEMBER 31,
                                   ----------------------------------------------------------------------------------
                                            1996                          1995                          1994
                                   ---------------------         ----------------------         ---------------------
                                   AMOUNT        PERCENT           AMOUNT       PERCENT          AMOUNT       PERCENT
                                   ------        -------           ------       -------          ------       -------
Fixed Rate Loans
  Real Estate:
     Residential                  $ 77,679        29.2%          $ 93,155        35.2%          $107,055        42.8%
     Commercial                     16,071         6.0             12,854         4.8             17,382         7.0
     Construction                      400         0.2                168         0.1                459         0.2
     Land                            1,611         0.6                216         0.1                 74         0.0
                                  --------       -----           --------       -----           --------       -----
       Total Real Estate Loans      95,761        36.0            106,393        40.2            124,970        50.0

Consumer                            61,117        23.0             44,649        16.8             18,633         7.4
Commercial Business                  3,037         1.1              2,062         0.8              1,005         0.4
                                  --------       -----           --------       -----           --------       -----
       Total Fixed Rate Loans     $159,915        60.1%          $153,104        57.8%          $144,608        57.8%
                                  ========       =====           ========       =====           ========       =====

Adjustable Rate Loans
   Real Estate:
     Residential                    48,429        18.2             60,831        23.0             66,643        26.7
     Commercial                     24,015         9.0             25,996         9.8             21,431         8.6
     Construction                   13,082         4.9              9,186         3.5              5,089         2.0
     Land                            2,804         1.1              2,119         0.8              1,537         0.6
                                  --------       -----           --------       -----           --------       -----
       Total Real Estate Loans      88,330        33.2             98,132        37.1             94,700        37.9

Consumer                            14,674         5.5             11,599         4.4              9,479         3.8
Commercial Bus.                      3,206         1.2              1,945         0.7              1,206         0.5
                                  --------       -----           --------       -----           --------       -----
Total Adjustable Rate Loans        106,210        39.9            111,676        42.2            105,385        42.2
                                  --------       -----           --------       -----           --------       -----
       Total Loans                 266,125       100.0            264,780       100.0            249,993       100.0
                                  ========       =====           ========       =====           ========       =====

LESS
     Unearned Discount            $    210                       $    270                       $    623
     Loans in Process                5,639                          2,753                          3,343
     Deferred Fees and Discount       (446)                          (440)                          (331)
     Allowance for Loan Losses       1,582                          1,175                          1,048
                                  --------                       --------                       --------

       Total Loans Receivable,
          Net                     $259,140                       $261,022                       $245,310
                                  ========                       ========                       ========



                                                       AT DECEMBER 31,
                                   ----------------------------------------------------
                                            1993                          1992
                                   ---------------------         ----------------------
                                   AMOUNT        PERCENT           AMOUNT       PERCENT
                                   ------        -------           ------       -------
Fixed Rate Loans
  Real Estate:
     Residential                  $111,653        47.7%          $103,083        44.9%
     Commercial                      9,479         4.0              5,055         2.2
     Construction                       --          --                 --         0.0
     Land                               --          --                 --         0.0
                                  --------       -----           --------       -----
       Total Real Estate Loans     121,132        51.7            108,138        47.1

Consumer                             9,566         4.1              9,141         4.0
Commercial Business                    844         0.4                629         0.3
                                  --------       -----           --------       -----
       Total Fixed Rate Loans     $131,542        56.2%          $117,908        51.4%
                                  ========       =====           ========       =====

Adjustable Rate Loans
  Real Estate:
     Residential                    59,437        25.4             74,998        32.7
     Commercial                     18,438         7.9             13,746         6.0
     Construction                   11,379         4.9             10,210         4.4
     Land                            3,361         1.4              3,386         1.5
                                  --------       -----           --------       -----
       Total Real Estate Loans      92,615        39.6            102,340        44.6

Consumer                             8,909         3.8              9,019         3.9
Commercial Bus.                      1,076         0.4                337         0.1
                                  --------       -----           --------       -----
Total Adjustable Rate Loans        102,600        43.8            111,696        48.6
                                  --------       -----           --------       -----
       Total Loans                 234,142       100.0            229,604       100.0
                                  ========       =====           ========       =====

LESS
     Unearned Discount                 761                       $  1,102
     Loans in Process                2,561                          1,039
     Deferred Fees and Discount        (57)                           (41)
     Allowance for Loan Losses         956                            900
                                  --------                       --------

       Total Loans Receivable,
           Net                    $229,921                       $226,604
                                  ========                       ========

      The following schedule illustrates the contractual maturity of HomeBanc's loan portfolio, at December 31, 1996. Loans which have adjustable or floating interest rates are shown as maturing in the period during which the loan is due. This schedule does not reflect the effects of possible prepayments or enforcement of due-on-sale clauses. Loan maturities are stated at principal value.

                                                                                  REAL ESTATE
                            RESIDENTIAL LOANS            COMMERCIAL              CONSTRUCTION                LAND
                           -------------------      -------------------       ------------------      ------------------
                                      WEIGHTED                 WEIGHTED                 WEIGHTED                WEIGHTED
                                      AVERAGE                  AVERAGE                  AVERAGE                 AVERAGE
                           AMOUNT      RATE         AMOUNT      RATE          AMOUNT     RATE         AMOUNT     RATE
                           ------      ----         ------      ----          ------     ----         -----      ----
Amounts Due:
   Within 1 year          $    334     8.14%        $ 1,097     9.42%        $10,969     8.93%        $1,903     9.31%
After 1 year:
   1 to 2 years              1,934     6.90           1,562     8.74              --       --             --       --
   2 to 3 years              3,965     7.76           3,400     8.89             106     9.25          1,272     9.23
   3 to 5 years              6,391     8.16           4,858     9.06              --       --            580     9.00
   5 to 10 years            18,961     8.28          12,087     8.89           2,000     8.44             75     7.90
   10 to 15 years           49,644     7.85             876     9.65              --       --             59     8.93
   15 to 25 years           17,461     8.24          10,251     8.13              --       --            461     8.99
   Over 25 years            27,418     7.95           5,955     8.27             407     7.81             65     9.07
                          --------     ----         -------     ----         -------     ----         ------     ----
Total                     $126,108                  $40,086                  $13,482                  $4,415
                          ========                  =======                  =======                  ======

                                CONSUMER<F1>        COMMERCIAL BUSINESS             TOTAL
                           -------------------      -------------------       ------------------
                                      WEIGHTED                 WEIGHTED                 WEIGHTED
                                      AVERAGE                  AVERAGE                  AVERAGE
                           AMOUNT      RATE         AMOUNT      RATE          AMOUNT     RATE
                           ------      ----         ------      ----          ------     ----
Amounts Due:
   Within 1 year          $ 2,556        8.83%      $3,208        .02%       $ 20,067    8.98%
After 1 year:
   1 to 2 years             5,346        8.95          669       8.73           9,511    8.48
   2 to 3 years            11,619        8.94          469       8.48          20,831    8.71
   3 to 5 years            53,964        8.56        1,709       8.94          67,502    8.57
   5 to 10 years            1,865       10.23           43      10.75          35,031    8.60
   10 to 15 years             441       11.45           --         --          51,020    7.92
   15 to 25 years              --          --           --         --          28,173    8.21
   Over 25 years               --          --          145       6.40          33,900    8.00
                          -------       -----       ------      -----        --------    ----
Total                    $ 75,791                   $6,243                   $266,125
                          =======                   ======                   ========

----------------------------
<F1> Includes demand loans, loans having no stated maturity and overdraft loans.

      Of the $246.1 million of loans due after December 31, 1997, $156.4 million, or 63.6%, have fixed rates of interest and $89.7 million, or 36.4%, have adjustable rates of interest.

      HomeBanc does not maintain a predetermined rollover policy for construction, land and other non-amortizing or balloon loans. Individual loans are renewed at maturity as determined by management on a case-by-case basis after consideration of the borrower's historical performance and current market considerations.

      Management believes the possible future volume of loan renewals or rollovers would not significantly impact the maturity information presented above.

ONE- TO FOUR-FAMILY RESIDENTIAL REAL ESTATE LENDING

      Historically, HomeBanc originated for retention in its own portfolio fixed rate loans secured by one to four-family residential real estate. In order to meet consumer demand, HomeBanc has continued to originate fixed rate residential loans. For several years, HomeBanc has sold fixed rate mortgage loans with maturities of 28 years or more into the secondary loan market. In April 1993 HomeBanc amended its sales program in response to the historically low interest rates to include fixed rate mortgage loans with original maturities of 20 years. During 1994, HomeBanc began selling all fixed rate mortgage loans. During 1995, management began selling certain adjustable rate mortgage originations. As of December 31, 1996, HomeBanc originated adjustable rate mortgages with initial adjustment periods ranging from six months to five years for retention. The majority of adjustable rate mortgage originations are HomeBanc's fixed payment six month adjustable rate mortgages, marketed by HomeBanc as "Trombone" loans.

      HomeBanc originates its Trombone loans based upon fully indexed rates and 30- or 15-year amortization periods. The resulting term to maturity of such loans is generally between 13 to 30 years. The interest rates on Trombone loans generally adjust every six months to a margin over six-month U.S. Treasury securities and carry 2% annual and 5% to 6% lifetime interest rate caps; however, the borrower's fixed payment does not change. The Trombone loan provides borrowers with the predictability of fixed payments while providing HomeBanc with an interest rate sensitive asset with no negative amortization. The Trombone loan avoids a common risk to adjustable rate mortgage borrowers and lenders. That risk is the potential for a significant increase in monthly loan payments over time. As of December 31, 1996, HomeBanc had $36.6 million of fixed payment adjustable rate mortgages in its portfolio.

      At December 31, 1996, loans secured by residential real estate totaled $126.1 million and represented 47.4% of HomeBanc's total loan portfolio. Of the total residential loans, $48.4 million had adjustable interest rates. This compares to $154.0 million of one- to four-family residential mortgage loans at December 31, 1995, with $60.8 million of such loans having adjustable interest rates. In view of HomeBanc's expanding consumer and commercial lending, management anticipates that the residential mortgage loans will continue to decline as a percentage of HomeCorp's loan portfolio. As of December 31, 1996, most of HomeBanc's one- to four-family residential real estate loans were secured by properties located in its primary market area.

      Adjustable rate mortgage rate adjustments are based upon changes in prevailing rates for comparable term U.S. Treasury securities plus a margin, and are generally limited to 2% maximum annual adjustments (1% semi-annual adjustments for six month adjustable rate loans) as well as a maximum aggregate adjustment over the life of the loan (generally 5% to 6%). Accordingly, the interest rates on these loans are not necessarily as rate sensitive as HomeBanc's cost of funds. Generally, HomeBanc's adjustable rate mortgages are not convertible into fixed rate loans, do not permit negative amortization of principal and carry no prepayment penalty. HomeBanc originates adjustable rate mortgages with terms to maturity of up to 30 years and qualifies its semi-annual and annual adjustable rate mortgage borrowers based on the maximum interest rate to which the loan could adjust in the second year. HomeBanc originates adjustable rate mortgages with interest rates fixed for periods of three to five years. These borrowers are qualified based upon the starting rates of the loans.

      Adjustable rate mortgages entail risks resulting from potential increased payment obligations by the borrower as a result of repricing. Further, non-trombone adjustable rate mortgages offered by HomeBanc, as well as by many other institutions, sometimes provide for initial rates of interest below the rates that would prevail were the index used for pricing applied initially. These loans are subject to increased risk of delinquency or default as the higher, fully-indexed rate of interest subsequently comes into effect in replacement of the initial lower rate.

      In underwriting one- to four-family residential real estate loans, HomeBanc evaluates both the borrower's ability to make monthly payments and the value of the property securing the loan. It is HomeBanc's policy that all loans in excess of 80% of the appraised value of the property be insured by a private mortgage insurance company approved by HomeBanc for the amount of the loan in excess of 80% of the appraised value. In addition, HomeBanc requires borrowers to obtain title and fire and casualty insurance in an amount not less than the amount of the loan. HomeBanc also carries mortgage single interest insurance which protects HomeBanc against certain types of uninsured property damage. Real estate loans originated by HomeBanc generally contain a "due on sale" clause allowing HomeBanc to declare the unpaid principal balance due and payable upon the sale of the security property. HomeBanc enforces these due on sale clauses to the extent permitted by law.

CONSTRUCTION AND LAND LENDING

      HomeBanc makes construction loans primarily to builders and developers for the construction of one- to four-family residences and commercial real estate and the development of one- to four-family lots in HomeBanc's primary lending areas. HomeBanc also makes similar construction loans in the western and northern suburbs of Chicago. Historically, HomeBanc primarily originated loans to builders purchasing developed lots from HomeBanc's real estate development subsidiary. HomeBanc has continued its lending relationships with selected builders even though HomeBanc's subsidiary is phasing-out its development business. At December 31, 1996, loans secured by homes or projects under construction and land (including loans in process) aggregated $17.9 million, or 6.7%, of HomeBanc's total loan portfolio as compared to $11.7 million, or 4.4%, of the loan portfolio one year earlier. HomeBanc added a loan officer during 1995 to focus strictly upon construction loan originations. As of December 31, 1996, HomeBanc had no loans outstanding to its real estate development subsidiary or any entity in which the subsidiary participated. The December 31, 1996 loan balance was comprised primarily of residential construction loans made to non-affiliated borrowers in HomeBanc's primary lending market.

      Most of HomeBanc's construction and land loans have been originated with adjustable rates of interest tied to the prime rate of interest and have terms of three years or less. Construction and land loans are generally made in amounts of up to a maximum loan-to-value ratio of 80% (75% in the case of commercial real estate) based upon an independent appraisal. Many of HomeBanc's construction and land loans provide an interest reserve for the payment of interest and fees from the loan proceeds. HomeBanc also obtains personal guarantees for substantially all of its construction and land loans.

      HomeBanc purchased $2.0 million in participating interests in two construction loans totaling $9.3 million during 1996. The two loans are funding the construction of two multi-family buildings, one located in eastern Iowa and the second in southern Wisconsin. Approximately $148,000 was advanced on the two loans at December 31, 1996. HomeBanc has committed to purchase $2.0 million in participating interests in the end loans for the multi-family properties.

      HomeBanc's construction loan agreements generally provide that pro rata principal repayments must be made as individual units are sold to third parties so that the remaining loan balance is in proportion to the value of the remaining security. Loan proceeds are disbursed in increments through an independent title company as construction progresses. The amount of each disbursement is based on the construction cost estimate of an independent architect, engineer or qualified fee inspector who inspects the project in connection with each disbursement request. HomeBanc periodically reviews the progress of the underlying construction project.

      The application process for construction and land loans includes a submission to HomeBanc of plans, specifications and costs of the project to be constructed/developed. These items are used as a basis to determine the appraised value of the subject property. Loans are based on the lesser of current appraised value and/or the cost of construction (land plus building).

      HomeBanc's construction and land loans may involve larger principal balances than do its one- to four-family residential loans. The maximum amount that HomeBanc or any institution may lend to any one borrower was reduced, effective August 9, 1989, from an amount equal to its regulatory capital (which was $25.6 million at September 30, 1989 prior to the implementation of the new capital requirements) to the greater of 15% of unimpaired capital and surplus or $500,000. This lower limit significantly reduced HomeBanc's ability to make large construction, commercial real estate or land loans without selling participations. HomeBanc's loans-to-one-borrower limit at December 31, 1996, was $3.4 million.

      The table below sets forth by type of security property, the number and amount of HomeBanc's construction and land loans at December 31, 1996.

                                                                   OUTSTANDING        AMOUNT NON-
                                    NUMBER          LOAN            PRINCIPAL         PERFORMING OR
                                   OF LOANS      COMMITMENT          BALANCE           OF CONCERN
                                   --------      ----------          -------           ----------
                                                       (dollars in thousands)
Land acquisition and
   development                        36          $ 4,415            $ 4,415              $  --
Multi-family                           2            2,000                148                 --
Single family                         54           11,482              7,815                 --
                                      --          -------            -------              -----

Total net construction
   and land loans                     92          $17,897            $12,378              $  --
                                      ==          =======            =======              =====

      The following table presents the locations and types of properties securing HomeBanc's construction and land loans at December 31, 1996. The amounts shown do not reflect allowances for losses.

                                                                                     OUTSTANDING          AMOUNT NON-
                                            NUMBER               LOAN                 PRINCIPAL          PERFORMING OR
                                           OF LOANS           COMMITMENT               BALANCE             OF CONCERN
                                           --------           ----------               -------             ----------
                                                                   (dollars in thousands)
Winnebago, Stephenson, Carroll,
Boone and Ogle Counties, Illinois
   Land developments                          34                $ 4,075                  $ 4,075                --
   Single family                              49                  9,954                    6,513                --
   Multi-family                               --                     --                       --                --
                                             ---
     Total                                    83                 14,029                   10,588                --


DuPage, McHenry and
Lake Counties, Illinois
   Land developments                           2                    340                      340                --
   Single family                               5                  1,528                    1,302                --
   Multi-family                               --                     --                       --                --
                                             ---                -------                  -------               ---
     Total                                     7                  1,868                    1,642                --

Southern Wisconsin:
   Land developments                          --                     --                       --                --
   Single family                              --                     --                       --                --
   Multi-family                                1                  1,000                       74
                                             ---                -------                  -------              ----
     Total                                     1                  1,000                       74                --

Eastern Iowa:
   Land developments                          --                     --                       --                --
   Single family                              --                     --                       --                --
   Multi-family                                1                  1,000                       74                --
                                             ---                -------                  -------              ----
     Total                                     1                  1,000                       74                --

     Total net construction and land
       loans                                  92                $17,897                  $12,378              $ --
                                             ===                =======                  =======              ====

      Construction and land lending generally affords HomeBanc an opportunity to receive interest at rates higher than those obtainable from residential lending and to receive higher origination and other loan fees. In addition, construction and land loans are generally made with adjustable rates of interest and for relatively short terms. Nevertheless, construction and land lending is generally considered to involve a higher level of credit risk than one- to four-family residential lending due to the concentration of principal in a limited number of loans and borrowers and the effects of general economic conditions on development projects, real estate developers and managers. In addition, the nature of these loans is such that they are more difficult to evaluate and monitor. HomeBanc's risk of loss on a construction or land loan is dependent largely upon the accuracy of the initial estimate of the property's value upon completion of the project and the estimated cost (including interest) of the project. If the estimate of construction or development cost proves to be inaccurate, HomeBanc may be required to advance funds beyond the amount originally committed to permit completion of the project. If the estimate of value proves to be inaccurate, HomeBanc may be confronted, at or prior to the maturity of the loan, with a project with a value that is insufficient to assure full repayment. Because HomeBanc usually provides financing for the entire estimated cost of the project, including anticipated interest, and, in some cases, an amount intended to cover initial carrying costs until sufficient units can be sold, defaults in repayment generally do not occur during the construction or development period and it is therefore difficult to identify problem loans at an early stage. When loan payments become due, borrowers may experience cash flow from the property that is not adequate to service total debt. In such cases, HomeBanc may be required to modify the terms of the loan.

      HomeBanc intends to continue to emphasize construction and land loans depending on market conditions, funding limitations and regulatory restrictions.

COMMERCIAL REAL ESTATE LENDING

      HomeBanc also purchases and originates permanent loans secured by commercial real estate in order to increase the yield on, and the proportion of interest rate sensitive loans in, its portfolio. At December 31, 1996, $40.1 million, or 15.1%, of HomeBanc's loan portfolio, consisted of permanent loans secured by commercial real estate.

      HomeBanc has originated and purchased both adjustable and fixed rate commercial real estate loans, although $4.5 million of the total $11.7 million in commercial real estate loans originated and purchased in 1996 had adjustable rates. Most of its fixed rate commercial real estate loans have terms of 15 years or less. Adjustable rate commercial real estate loans have terms of up to 30 years. Rates on HomeBanc's adjustable rate commercial real estate loans are generally tied to a specific treasury rate or to the prime rate of interest. Some adjust in a manner consistent with HomeBanc's fixed payment adjustable rate mortgages.

      Commercial real estate loans are generally written in amounts of up to 75% of the appraised value of the underlying property. Appraisals on properties securing commercial real estate loans originated by HomeBanc are performed by an independent appraiser designated by HomeBanc at the time the loan is made. All appraisals on commercial real estate loans are reviewed by HomeBanc's management. In addition, HomeBanc's underwriting procedures require verification of the borrower's credit history, income and financial statements, banking relationships, references and income projections for the property and the criteria already discussed for construction and development loans. Borrowers are generally personally liable for all or a portion of most of HomeBanc's commercial real estate loans.

      At December 31, 1996, HomeBanc had five commercial real estate loans to one borrower with indebtedness in excess of $3.4 million, HomeBanc's legal lending limit. All the loans were grandfathered under the applicable regulations. The borrower had total loans outstanding of $4.0 million, all
of which were current as of December 31, 1996.   There were ten other
commercial real estate borrowers with loans in excess of $1.0 million as of December 31, 1996, all of which were participating interests in multi-family and commercial real estate loans acquired by HomeBanc during the past four years. At December 31, 1996, all of these loans were performing in accordance with their respective terms.

      The table below sets forth by type of security property the number and amount of HomeBanc's commercial real estate loans including $24.9 million of purchased participations at December 31, 1996. All of the loans in the table below originated by HomeBanc are secured by property located in HomeBanc's primary lending areas.

                                                          OUTSTANDING       AMOUNT NON-
                                            NUMBER         PRINCIPAL       PERFORMING OR
                                           OF LOANS         BALANCE          OF CONCERN
                                           --------         -------          ----------
                                                      (dollars in thousands)
Small business facilities                     64           $ 9,259               972
Apartments and condominiums                   64            24,874             2,495
Office buildings                               6             2,402                --
Industrial real estate                         6               779                --
University and church properties               1                15                --
Hotels                                         1             1,820                --
Shopping Centers                               1               937                --
                                             ---           -------             -----

   Total commercial real estate
     loans                                   143           $40,086             3,467
                                             ===           =======             =====

      The hotel loan totaling $1.8 million was repaid shortly after year end. Commercial real estate loans generally present a higher level of risk than loans secured by one- to four-family residences. This greater risk is due to several factors, including the concentration of principal in a limited number of loans and borrowers, the effects of general economic conditions on income producing properties and the increased difficulty of evaluating and monitoring these types of loans. Furthermore, the repayment of loans secured by multi-family and commercial real estate is typically dependent upon the successful operation of the related real estate project. If the cash flow from the project is reduced (for example, if leases are not obtained or renewed), the borrower's ability to repay the loan may be impaired. Commercial real estate loans also involve many of the same risks discussed above regarding construction and land loans.

      HomeBanc intends to continue its origination of commercial real estate loans. Such loans or participating interests in such loans may be purchased in the future based upon the volume of HomeBanc originations.

CONSUMER LENDING

      Management considers consumer lending to be a significant component of its strategic plan. Specifically, consumer loans generally have shorter terms to maturity and/or adjustable rates, thus reducing HomeBanc's exposure to changes in interest rates, and carry higher rates of interest than do residential mortgage loans. In addition, management believes that the offering of consumer loan products helps to expand and create stronger ties to its existing customer base. For these reasons, HomeBanc has increased its emphasis on consumer lending in recent periods. Originations of consumer loans totaled $54.2 million, $50.0 million and $20.5 million during the years ended December 31, 1996, 1995 and 1994, respectively. The increases are primarily the result of higher automobile loan originations. The vast majority of the increase was the result of loans originated indirectly through local automobile dealers with whom HomeBanc maintains ongoing relationships. While individual loans are referred through automobile dealers, every loan is underwritten and approved by a HomeBanc loan officer.

      Although origination volumes have increased substantially, management remains committed to maintaining HomeBanc's asset quality standards. The consumer loan portfolio delinquency rate declined to 0.1% at December 31, 1996 from 0.4% at December 31, 1995. Net consumer charge-offs were $69,000 during 1996 and $24,000 during 1995.

      HomeBanc offers a variety of secured consumer loans, including automobile loans, home equity loans and lines of credit. In addition, HomeBanc also offers home improvement loans and unsecured consumer loans. Consumer loans totaled $75.8 million at December 31, 1996, or 28.5% of HomeBanc's total loan portfolio.

      During 1993, HomeBanc implemented a home improvement loan program that allows customers to borrow up to one-hundred percent of the value of their improvements. HomeBanc is insuring its loan balances against principal loss with an independent insurance company. Insurance premiums are paid by HomeBanc based upon the aggregate outstanding principal balance insured. If an insured loan becomes delinquent, the insurance company will purchase it at face value from HomeBanc. A total of $1.1 million of such home improvement loans were outstanding as of December 31, 1996. Two loans have required repurchase by the independent insurance company since the inception of this program.

      HomeBanc initiated targeted home improvement and home equity loan promotions during 1995. In 1996 and 1995 HomeBanc promoted the loans to existing Bank mortgage customers without a second mortgage. The programs have been successful in building outstanding balances of the second mortgages, with home equity and improvement loans totaling $21.1 million, $16.3 million and $12.2 million at December 31, 1996, 1995 and 1994, respectively.

      HomeBanc's automobile loans are fixed rate, while the equity line interest rates adjust on a monthly basis, and are based on the six-month Treasury securities or the prime rate plus a margin.

      The underwriting standards employed by HomeBanc for consumer loans include a determination of the applicant's payment history on other debts and an assessment of ability to meet existing obligations and payments on the proposed loan. Although creditworthiness of the applicant is of primary consideration, the underwriting process also includes a comparison of the value of the security, if any, in relation to the proposed loan amount.

      Consumer loans may entail greater risk than residential mortgage loans, particularly in the case of consumer loans that are unsecured or secured by rapidly depreciable assets such as automobiles. In such cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation. In addition, consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be affected by adverse personal circumstances. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered on such loans. Although the level of delinquencies in HomeBanc's consumer loan portfolio has generally been low there can be no assurance that delinquencies will not increase in the future. In the future, HomeBanc will continue to emphasize consumer lending, especially automobile loans and equity lines of credit.

COMMERCIAL BUSINESS LENDING

      A formal commercial, or small business, lending program was initiated by HomeBanc in 1991. This program was expanded during 1995 as a part of HomeBanc's community banking focus. At December 31, 1996, HomeBanc's commercial business loan portfolio totaled $6.2 million. HomeBanc's commercial business lending activities encompass loans with a variety of purposes and security, including loans to finance accounts receivable, inventory and equipment. HomeBanc focused its loan origination efforts upon local manufacturing and related businesses during 1996. HomeBanc had one borrower with an outstanding loan balance in excess of $400,000 at December 31, 1996. Total indebtedness of this borrower was $404,000. All of HomeBanc's commercial business loans outstanding as of December 31, 1996, have been to borrowers in its primary lending areas.

      In addition to the outstanding loan balance, the development of commercial business relationships has provided other benefits to HomeBanc. Checking and other deposit products have been generated from borrowers. Also, HomeBanc has been able to offer commercial loan products to its commercial deposit customers who previously had not considered HomeBanc for their business borrowing needs.

      Commercial business loan net charge-offs were $13,000 for the year ended December 31, 1996. There were three delinquent business loans totaling $31,000 as of December 31, 1996.

      The underwriting standards employed by HomeBanc for commercial business loans concentrate upon loan investigation and credit analysis. Loan investigation procedures include, but are not limited to, a review of credit bureau inquiries, state and county lien searches and/or verification of indebtedness. Credit analysis procedures include the review of financial information, including financial statements, cash flow analysis, comparison to specific industry operating statistics and other information as deemed appropriate considering the size and structure of the desired credit.

ORIGINATIONS, PURCHASES, SALES AND SERVICING OF REAL ESTATE LOANS

      HomeBanc originates real estate loans through commissioned internal loan production personnel located in HomeBanc's branch offices. Walk-in customers and referrals from real estate brokers and builders are also important sources of loan originations.

      HomeBanc has purchased and sold whole real estate loans and participation interests in real estate loans to and from the FHLMC and FNMA as well as private investors, such as thrift institutions and banks. During 1993 HomeBanc began purchasing participation interests in multi-family and commercial real estate mortgage loans from Midwest thrift institutions familiar to management of HomeBanc. The underwriting standards and procedures of HomeBanc are applied in the purchase of the participations. HomeBanc purchased seven loan participations totaling $7.2 million from two Wisconsin based thrifts during 1996.

      Management intends to continue its purchase program, concentrating upon adjustable rate and short term (three to five years) fixed rate loans. Management prefers to purchase participations in loans secured by multi-family properties, although office buildings and other commercial properties would be accepted if the borrowers and properties have a demonstrated history of performance. To date, the properties securing the loans have been located primarily in southern Wisconsin. The potential risks associated with out of market area lending include HomeBanc's lack of control over loan servicing and its inability to closely monitor the properties. Borrowers have established credit histories with the lead lending institutions. Management intends to limit participation purchases to properties located in the Midwest. One participation was non-performing and two were greater than 90 days delinquent and still accruing at December 31, 1996.

      HomeBanc has sold its originations of 30-year fixed rate residential mortgage loans for many years. Beginning in 1994, HomeBanc began selling originations of 15-year fixed rate residential mortgage loans. During 1995, HomeBanc began selling some of the adjustable rate residential mortgage loans originated. Approximately 96% of the residential mortgage loan originations were sold into the secondary market during 1996 as compared to approximately 80% during 1995. HomeBanc originated $28.4 million of adjustable rate mortgage loans during 1996, of which $11.3 million were sold. During the fourth quarter of 1996, management determined that adjustable mortgage loans would be originated for portfolio. The determination of whether adjustable rate mortgages are originated for sale or portfolio is based upon consideration of HomeBanc's liquidity position, its calculated exposure to interest rate risk and the consumer demand for adjustable rate mortgage products. HomeBanc originated $5.2 million of adjustable rate mortgages for portfolio during the fourth quarter of 1996. Management intends to utilize adjustable rate mortgage originations to supplement the mortgage portfolio during 1997. As most loans are sold with servicing retained, HomeBanc's mortgage loans servicing portfolio increased to $162.9 million at December 31, 1996 from $125.8 million at December 31, 1995. Gross fee revenue from the servicing of mortgage loans increased to $481,000 for the twelve months ended December 31, 1996 as compared to $362,000 for the twelve months ended December 31, 1995. The future growth of HomeBanc's servicing portfolio will depend not only upon the level of loan originations and sales, but also upon the rate of prepayments experienced within the servicing portfolio. Management intends to continue the sale of the majority of residential mortgage loan originations.

      HomeCorp adopted Statement of Financial Accounting Standard Number 122, "Accounting for Mortgage Servicing Rights" ("Statement No. 122") on January 1, 1996. Statement No. 122 requires that an allocation of costs be made between loans and their related servicing rights for loans originated with a definitive plan to sell with servicing rights retained. The impact of this process is to recognize a separate asset for servicing rights that will increase the gain on sale of loans when the servicing rights are retained. The servicing rights, once established, are amortized as an offset to servicing income. Amortization of servicing rights totaled $71,000 during 1996, which reduced the gross revenue generated from the servicing function. The servicing rights established on the balance sheet subject the reported earnings from loan servicing to greater volatility based upon the rate of repayment of the underlying loans. Capitalized servicing rights totaled $534,000 at December 31, 1996. While management intends to continue the sale of loans with servicing retained during 1997, the impact of servicing rights upon the reported operating earnings of HomeCorp will be reviewed regularly to determine whether continued growth of the servicing portfolio is desirable given the administrative costs and potential volatility of the servicing asset established.

      HomeBanc sold a $1.0 million participating interest in a commercial real estate loan during 1995. The loan was sold to provide additional lending authority to the borrower, with whom HomeBanc has made various real estate related loans. Management does not anticipate the sale of additional commercial real estate loans or participations unless it is deemed necessary to continue HomeBanc's lending relationship with a borrower.

      The following table shows the loan origination, purchase, sale and repayment activities of HomeBanc for the periods indicated.

                                                                  YEAR ENDED DECEMBER
                                          ----------------------------------------------------------------
                                          1996           1995            1994           1993          1992
                                          ----           ----            ----           ----          ----
                                                               (dollars in thousands)
LOANS ORIGINATED
   Adjustable Rate:
     Real estate:
      Residential                       $ 28,364       $ 24,302        $28,668       $  6,108       $ 28,908
      Commercial                             276            218            239            237             98
      Construction                        15,503         12,031          5,947          1,411          2,094
      Land                                 1,624          1,061            432          2,235          1,758
     Non-Real Estate:
      Consumer                            11,582          9,192          3,551          6,030          7,734
      Commercial Business                  2,827          2,594          1,372          1,004            345
                                        --------       --------        -------       --------       --------
        Total adjustable rate             60,176         49,398         40,209         17,025         40,937

Fixed rate:
   Real estate:
     Residential                          33,469         45,272         26,926        108,032         65,254
     Commercial                            4,225          1,989          3,817          1,534          1,719
     Construction                          1,338          2,591            582             --             --
     Land                                  1,649             35             17             --             --
   Non-Real Estate:
     Consumer                             42,649         40,778         16,956          7,215          3,676
     Commercial business                   2,711          1,124            544            627            605
                                        --------       --------        -------       --------       --------
        Total fixed rate                  86,041         91,789         48,842        117,408         71,254
        Total loans originated           146,217        141,187         89,051        134,433        112,191

LOANS PURCHASED
   Real estate:
     Commercial                            5,202          7,205          7,547          7,470             --
     Construction                          2,000          3,408          1,044          2,027             --
                                        --------       --------        -------       --------       --------
        Total loans purchased              7,202         10,613          8,591          9,497             --
        Total additions                  153,419        151,800         97,642        143,930        112,191

LOANS SOLD
   Residential real estate loans          59,444         55,782         20,050         43,916         29,476
   Commercial real estate loans               --          1,000             --             --             --
   Student loans                              --             --             --          1,055            926
                                        --------       --------        -------       --------       --------
        Total loans sold                  59,444         56,782         20,050         44,971         30,402
Principal repayments                      92,630         80,231         61,628         95,618        100,220
                                        --------       --------        -------       --------       --------
        Total reductions                 152,074        137,013         81,678        140,589        130,622
Net increase (decrease) in other items    (2,820)         1,052           (483)            32            178
Net increase (decrease)                 $ (1,475)      $ 15,839        $15,481       $  3,373       $(18,253)
                                        ========       ========        =======       ========       ========

NON-PERFORMING ASSETS, CLASSIFIED ASSETS, LOAN DELINQUENCIES AND DEFAULTS

      When a borrower fails to make a required payment on a loan, HomeBanc attempts to cause the delinquency to be cured by contacting the borrower. If the delinquency continues for a period of 90 days, HomeBanc usually institutes appropriate action to foreclose on the property.

      The following table sets forth information concerning delinquent mortgage and other loans at December 31, 1996, in dollar amount and as a percentage of HomeBanc's total loan portfolio. The amounts presented represent the total outstanding principal balances of the related loans, rather than the actual payment amounts which are overdue.

                                    RESIDENTIAL                   COMMERCIAL
                                    REAL ESTATE                   REAL ESTATE               CONSTRUCTION AND LAND
                             -------------------------      -------------------------      ------------------------
                                               PERCENT                        PERCENT                       PERCENT
                                                 OF                             OF                            OF
                                                TOTAL                          TOTAL                         TOTAL
                             NUMBER    AMOUNT   LOANS       NUMBER   AMOUNT    LOANS       NUMBER   AMOUNT   LOANS
                             ------    ------   -----       ------   ------    -----       ------   ------   -----
                                                                (dollars in thousands)
Loans delinquent for:

   30-59 days                  48     $1,169     0.5%          2     $  135     0.1%          1     $   39     --
   60-89 days                   3         48      --           1         68      --          --         --     --
   90 days and over             7        237     0.1           4      3,269     1.2          --         --     --
                              ---     ------     ---          --     ------     ---         ---     ------    ---

   Total delinquent
     loans                     58     $1,454     0.6%          7     $3,472     1.3%          1     $   39     --%
                              ===     ======     ===          ==     ======     ===         ===     ======    ===

                                      CONSUMER                 COMMERCIAL BUSINESS                 TOTAL
                              -------------------------      -------------------------     ------------------------
                                                PERCENT                        PERCENT                      PERCENT
                                                  OF                             OF                           OF
                                                 TOTAL                          TOTAL                        TOTAL
                              NUMBER   AMOUNT    LOANS       NUMBER   AMOUNT    LOANS      NUMBER   AMOUNT   LOANS
                              ------   ------    -----       ------   ------    -----      ------   ------   -----
Loans delinquent for:

   30-50 days                  25     $  267     0.1%          2     $   22      --%         78     $1,632    0.6%
   60-89 days                   4         17      --           1          9      --           9        142    0.1
   90 days and over            22         85      --          --         --      --          33      3,591    1.3
                              ---     ------     ---          --     ------     ---         ---     ------    ---

   Total delinquent
     loans                     51     $  369     0.1%          3     $   31      --         120     $5,365    2.0%
                              ===     ======     ===          ==     ======     ===         ===     ======    ===

      HomeCorp, Inc. classifies loans and other assets such as debt and equity securities considered to be of lesser quality as "substandard," "doubtful" or "loss" assets. For the portion of assets classified as "loss," HomeCorp either establishes a specific allowance of 100% of the amount classified or
charges off such amount.    In addition, management may establish a general
allowance for losses based on assets classified as "substandard" and "doubtful" or based on the general quality of the asset portfolio of HomeBanc. HomeBanc's significant classified assets are described below. As of December 31, 1996, there were $13.4 million of assets classified pursuant to this policy.

      The table below sets forth the amounts and categories of HomeBanc's non-performing assets. Loans are generally placed on non-accrual status when the loan becomes 90 days contractually delinquent or when the collection of principal and/or interest otherwise becomes doubtful. For all years presented, HomeBanc had no troubled debt restructurings, which involve forgiving a portion of interest or principal on any loans or making loans at a rate materially less than that of market rates.

      In addition to the non-performing loans, there were two loans totaling $1.4 million representing participating interests in multi-family mortgage loans that were 90 days delinquent at December 31, 1996 but which continued on an accrual basis. The participating interests represent interests in loans to a single borrower. The properties, located in southern Wisconsin, had been sold on contract by the borrower and the contract buyer filed for bankruptcy protection under Chapter 11. Cash flow from the properties is currently diverted to a bankruptcy trustee for distribution. It is anticipated that funds will be released to the participating banks as senior secured creditors and that such funds will return the loans to a current status and maintain scheduled payments. Based upon the current and historical lease performance of the buildings, their current physical condition and the economic condition of the area in which the buildings are located, accrual status was considered appropriate.

                                                                    AT DECEMBER 31
                                           -------------------------------------------------------------
                                           1996           1995          1994          1993          1992
                                           ----           ----          ----          ----          ----
                                                                 (dollars in thousands)
Non-Accruing Loans:
   Residential                           $   237        $    11        $  339        $  377        $  398
   Construction                               --             --            --            --            --
   Land                                       --             --            --           452           630
   Commercial real estate                  1,824             --            99           211            --
   Consumer                                   85             26           109            18            28
                                         -------        -------        ------        ------        ------

     Total                                 2,146             37           547         1,058         1,506
                                         -------        -------        ------        ------        ------

Accruing Past Due Loans:
   Commercial real estate                  1,445             --            --            --            --
                                         -------        -------        ------        ------        ------

Foreclosed Assets:
   Residential                                --             49            59           142            23
   Commercial real estate                  5,617          5,638            --            --            --

   Land                                    4,681          4,553         3,994         3,306         3,553
                                         -------        -------        ------        ------        ------

     Total                                10,298         10,240         4,053         3,448         3,576
                                         -------        -------        ------        ------        ------

Total                                    $13,339        $10,277        $4,600        $4,506        $4,632
                                         =======        =======        ======        ======        ======

Total non-accruing loans and
   foreclosed real estate as a
   percentage of total assets               3.54%          3.04%         1.39%         1.35%         1.39%
                                         -------        -------        ------        ------        ------

Unallocated allowance for losses         $ 2,132        $ 1,625        $1,498        $1,406        $1,350
                                         =======        =======        ======        ======        ======

      For the year ended December 31, 1996, accrued interest receivable which would have been recorded with respect to non-accruing loans had such loans been current in accordance with their original terms, amounted to approximately $126,000. The amount that was included in interest income on such loans for the year ended December 31, 1996, was approximately $101,000.

      The December 31, 1996 non-performing loan total consisted primarily of two loans. The loans had balances of $1,050,000 and $774,000. The $1,050,000 loan represented a participating interest in a mortgage loan originated in December 1993 for a senior housing facility located in central Wisconsin. The borrower experienced cash flow problems; however, an entity unrelated to the borrower that had purchased federal tax credits generated by the facility returned the loan to current status after year end. The $774,000 loan is secured by a commercial building that had been renovated and is leased to retail businesses. The lease-up has progressed more slowly than anticipated. This borrower has a $197,000 loan with HomeBanc in addition to the delinquent loan. The $197,000 loan was current at December 31, 1996, but was considered an impaired loan. The properties securing the two loans were subsequently foreclosed on and sold, resulting in a loss to HomeBanc (net of reserves) of $39,000.

      The remaining balance of non-performing loans at December 31, 1996 consisted primarily of single family mortgages secured by properties within HomeBanc's primary lending area.

      The December 31, 1996 real estate owned balance of $9.6 million consisted of two properties. A $5.4 million shopping center loan was transferred to real estate owned during 1995. The center is located in HomeBanc's primary market area and was approximately 97% leased at December 31, 1996. The center generated $471,000 of net operating income during 1996. Management is actively marketing the center for sale and will continue to operate the center until its sale.

      The other significant asset in real estate owned, totaling $4.2 million, represents a 50% interest in a land acquisition loan to a Michigan limited partnership. The parcel, a former quarry, consists of 364 acres of undeveloped land located near Northville, Michigan. Regulations governing the operation of a mining property require appropriate restoration before residential development is allowed. A dispute arose with the prior owners regarding the proper restoration of the land. Consequently, HomeBanc and its partner determined to undertake mass earthwork sufficient to remedy the condition. HomeBanc made an additional investment of $1.2 million in the property during 1995 related to the earthwork project. The property was subsequently sold in September 1997. A settlement is being negotiated with the prior owners and no loss is anticipated with aspect to the property.

ALLOWANCES FOR LOSSES ON LOANS AND FORECLOSED REAL ESTATE

      Allowances are established when management determines that it is probable that HomeBanc will not collect all principal and interest on a loan. Based upon this continuing analysis, a total of $565,000 was recorded as provision for loan losses during 1996. The allowance for loan losses is maintained at an amount considered adequate to provide for potential losses.

      Although management believes that it uses the best information available to make such determinations, future adjustments to the allowance for losses on loans may be necessary, and net earnings could be significantly affected, if circumstances differ substantially from the assumptions used in making the initial determinations. At December 31, 1996, HomeBanc had an allowance for losses on loans of $1.6 million.

      Real estate properties acquired through foreclosure are initially recorded at the lower of the related loan balance, net of any allowance for loss (charge-off at time of transfer), or fair value at the date of foreclosure. Valuations are periodically updated by management and an allowance for losses is established by a charge to operations if the carrying value of a property exceeds its fair value less estimated selling costs.

      A total of $100,000 was recorded as provision for losses on foreclosed real estate during 1996. The allowance, totaling $550,000 at December 31, 1996, is maintained at a level believed adequate to provide for potential losses.

      The following table sets forth an analysis of HomeBanc's allowance for losses on loans. There has been no loan loss activity on construction, financial or agricultural loans.

                                                                            AT DECEMBER 31
                                           ---------------------------------------------------------------------------
                                           1996              1995               1994              1993            1992
                                           ----              ----               ----              ----            ----
                                                                       (dollars in thousands)
Balance at beginning of period            $1,175            $1,048            $  956              $900            $668
Charge-Offs:
   Residential                                76               102               141               115              69
   Commercial                                 13               103                --                --              --
   Consumer                                   74                36                18                84             139
                                          ------            ------            ------              ----            ----

     Total charge-offs                       163               241               159               199             208

Recoveries:
   Residential                                --                --                 2                --              10
   Commercial                                  5                 8                 9                 5              15

     Total recoveries                          5                 8                11                 5              25
                                          ------            ------            ------              ----            ----

Net charge-offs                              158               233               148               194             183
Provision for losses on loan                 565               360               240               250             415

Balance at end of period                  $1,582            $1,175            $1,048              $956            $900
                                          ======            ======            ======              ====            ====

Ratio of net charge-offs during the
   period to average loans
   outstanding during the period             .06%              .09%              .06%              .09%            .09%
                                          ======            ======            ======              ====            ====

      The allowance for losses on loans as of the dates indicated allocated by type of loan is summarized below with the percentage of loans in each category to total loans:

                                                                    AT DECEMBER 31
                                    ----------------------------------------------------------------------------
                                    1996             1995              1994                 1993            1992
                                    ----             ----              ----                 ----            ----
                                                              (dollars in thousands)
Real Estate:
   Residential                $  128     47.4% $  193     58.2%  $  225       69.5%     $301      73.1%  $528     77.6%
   Commercial                    261     15.1     139     14.6      179       15.5       183      11.9     74      8.2
   Construction & Land           179      6.7      72      4.5       42        2.9       179       6.3     34      5.9
                              ------    -----  ------    -----   ------      -----      ----     -----   ----    -----

     Total                       568              404               446                  663              636

Consumer                         853     28.5     659     21.2      452       11.2       235       7.9    235      7.9
Commercial Business              161      2.3     112      1.5      150         .9        58        .8     29       .4
                              ------    -----  ------    -----   ------      -----      ----     -----   ----    -----

                              $1,582           $1,175            $1,048                 $956             $900
                              ======           ======            ======                 ====             ====

MORTGAGE-BACKED AND INVESTMENT SECURITIES

      HomeBanc has used mortgage-backed securities to supplement loan originations and as a means of addressing asset liability management objectives. The mortgage-backed securities included in the held to maturity portfolio totaled $18.9 million at December 31, 1996, a reduction of $5.6 million from the December 31, 1995 balance. The portfolio was approximately 44% adjustable rate and 56% fixed rate securities as of December 31, 1996. All of the adjustable securities are indexed to short term treasuries. Included in fixed rate securities are $701,000 of collateralized mortgage obligations which, based upon their anticipated cash flow characteristics, have a weighted average life of three to five years. No mortgage-backed securities were purchased for the held to maturity portfolio during 1996 or 1995. Management intends to continue to re-deploy cash flows from the mortgage-backed securities portfolio into the loan portfolio.

      Approximately $2.6 million of mortgage-backed securities were in the available-for-sale portfolio at December 31, 1996. There were no purchases of mortgage-backed securities for the available-for-sale portfolio during 1996, although HomeBanc securitized $2.1 million of adjustable mortgage loans that were recorded in available-for-sale. Approximately $1.5 million in mortgage-backed securities were sold from the available-for-sale portfolio during 1996. The sales were lower balance FHLMC balloon pools with 1997 maturities.

      Certain mortgage-backed securities can serve as collateral for borrowings and, through repayments, as a source of liquidity. Investments in mortgage-backed securities can also compensate for reduced loan demand. HomeBanc's mortgage-backed securities available for sale portfolio is recorded at its fair value. The held to maturity portfolio is included in the financial statements at amortized cost. For information regarding the carrying and market values of HomeBanc's mortgage-backed securities.

      Under HomeBanc's risk-based capital requirement, most mortgage-backed securities have a risk weight of 20% in contrast to the 50% risk weight carried by residential loans.

      HomeBanc's mortgage-backed securities portfolio contained no corporate securities rated below investment grade or derivative securities.
Additionally, as of December 31, 1996, the mortgage-backed securities portfolio contained no securities of any issuer, excluding the United States

Government or its agencies, with an aggregate book value in excess of 10% of HomeCorp's stockholders' equity.

      The following table sets forth the contractual maturities of HomeBanc's mortgage-backed securities that were held to maturity at December 31, 1996.

                                                                  PRINCIPAL PAYMENT DUE IN
                                ------------------------------------------------------------------------------------------------
BALANCE OUTSTANDING:                                                                                                    DECEMBER
                                6 MONTHS    6 MONTHS      1-3          3-5          5-10        10-20      OVER 20      31, 1999
                                OR LESS     TO 1 YR.     YEARS        YEARS         YEARS       YEARS       YEARS         YEARS
                                -------     --------     -----        -----         -----       -----       -----         -----
Federal Home Loan
   Mortgage Corporation          $  --       $  --       $3,016       $    7       $  776       $  663      $1,705       $ 6,167
   Weighted Average Yield                                  5.58%        7.75%        6.50%       6.85%        7.20%         6.28%

Federal National
   Mortgage Association          $  --       $  --       $   --       $1,178       $2,793       $  --       $2,530       $ 6,501
   Weighted Average Yield                                               6.36%        5.97%                    7.32%         6.57%

Government National
   Mortgage Association          $  --       $  --       $   --       $   37       $   --       $  --       $3,663       $ 3,700
   Weighted Average Yield                                               7.10%                                 6.93%         6.93%

Small Business
   Administration                $  --       $  --       $   --       $   --       $   --        $1,398     $   --       $ 1,398
   Weighted Average Yield                                                                          6.64%                    6.64%

Agency for Inter-
   National Development          $  --       $  --       $   --       $   --       $   23        $   --     $   --       $    23
   Weighted Average Yield                                                            7.50%                                  7.50%

Collateralized
   Mortgage Obligations          $  --       $  --       $   --       $   --       $   --        $  701     $  369       $ 1,070
   Weighted Average Yield                                                                          5.89%      7.32%         6.39%

Total                            $  --       $  --       $3,016       $1,222       $3,592        $2,762     $8,267       $18,859
                                 =====       =====       ======       ======       ======        ======     ======       =======

Weighted Average Yield <F1>         --%         --%        5.58%        6.39%        6.09%         6.50%      7.12%         6.54%
                                 =====       =====       ======       ======       ======        ======     ======       =======

------------------------------
<F1> Yields have been computed based upon historical amortized cost.

      The following table sets forth the contractual maturities of HomeBanc's mortgage-backed securities that were available for sale at December 31, 1996.

                                                                    PRINCIPAL PAYMENT DUE IN
                               ---------------------------------------------------------------------------------------------
BALANCE OUTSTANDING                                                                                                 DECEMBER
                               6 MONTHS     6 MONTHS       1-3        3-5      5-10         10-20      OVER 20      31, 1999
                               OR LESS      TO 1 YR.      YEARS      YEARS     YEARS        YEARS       YEARS         YEARS
                               -------      --------      -----      -----     -----        -----       -----         -----
Federal Home Loan
   Mortgage Corporation          $  --       $  --       $  --       $  --       $  --       $  --       $2,044       $2,044
   Weighted Average Yield                                                                                  7.26%        7.26%

Federal National
   Mortgage Association          $  --       $  --       $ 545       $  --       $  --       $  --       $   --       $  545
   Weighted Average Yield                                 5.78%                                                         5.78%
                                 -----       -----       -----       -----       -----       -----       ------       ------

TOTAL                            $  --       $  --       $ 545       $  --       $  --       $  --       $2,044       $2,589
                                 =====       =====       =====       =====       =====       =====       ======       ======

WEIGHTED AVERAGE
   YIELD <F1>                       --%         --%       5.78%         --%         --%         --%        7.26%        6.95%
                                 =====       =====       =====       =====       =====       =====       ======       ======

--------------------------------
<F1> Yields have been computed based upon historical amortized cost.

      The $12.5 million available-for-sale portfolio contained $8.6 million in debt securities, $1.2 million in mutual fund shares and $15,000 in equity securities in addition to mortgage-backed securities noted above.

      Based on historical experience, HomeBanc believes that its mortgage-backed securities will be prepaid significantly in advance of the date of maturity.

      As a savings bank, HomeBanc must maintain minimum levels of investments that are liquid assets as specified by OTS. Liquidity may increase or decrease depending upon the availability of funds and comparative yields on investments in relation to the return on loans. Historically, HomeBanc has maintained its liquid assets above the minimum requirements imposed by the regulations and at a level believed adequate to meet requirements of normal daily activities, repayment of maturing debt and potential deposit outflows. The majority of HomeBanc's interest bearing assets are amortizing loans that provide regular cash flows. Cash flow projections are regularly reviewed and updated to assure that adequate liquidity is maintained. As of December 31, 1996, HomeBanc's liquidity ratio (liquid assets as a percentage of net withdrawable savings and current borrowings) was 8.2%.

      The amortized cost and fair values of investment securities classified as held-to-maturity at the dates indicated are summarized as follows:

                                                                           AT DECEMBER 31,
                                        ------------------------------------------------------------------------------
                                                  1996                        1995                      1994
                                        ------------------------------------------------------------------------------
                                        AMORTIZED       FAIR        AMORTIZED        FAIR       AMORTIZED        FAIR
                                           COST         VALUE          COST          VALUE         COST          VALUE
                                        ----------      -----       ---------        -----      ---------        -----
                                                                        (dollars in thousands)
United States Treasury and
   Federal agency obligations             $5,502        $5,471        $6,504        $6,412        $ 9,494       $ 8,844
Other securities                              --            --            --            --          3,181         3,147
                                          ------        ------        ------        ------        -------       -------

   Total                                  $5,502        $5,471        $6,504        $6,412        $12,675       $11,991
                                          ======        ======        ======        ======        =======       =======

      The amortized cost and fair values of investment and mortgage-backed securities available-for-sale as of December 31, 1996, 1995 and 1994 are summarized as follows:

                                                                           AT DECEMBER 31,
                                        ------------------------------------------------------------------------------
                                                  1996                        1995                      1994
                                        ------------------------------------------------------------------------------
                                        AMORTIZED       FAIR        AMORTIZED        FAIR       AMORTIZED        FAIR
                                           COST         VALUE          COST          VALUE         COST          VALUE
                                        ----------      -----       ---------        -----      ---------        -----
                                                                        (dollars in thousands)
Federal Home Loan Mortgage                $ 2,044       $ 2,105       $2,061        $2,051        $3,143        $3,033
Federal National Mortgage                     545           539          669           662         2,994         2,860
Mutual Fund Shares                          1,253         1,228        1,253         1,223         1,187         1,129
Investment Securities                       8,619         8,625        4,376         4,375            --            --
                                          -------       -------       ------        ------        ------        ------

   Total                                  $12,461       $12,497       $8,359        $8,311        $7,324        $7,022
                                          =======       =======       ======        ======        ======        ======

      The following table presents the contractual maturities and weighted average yields of investment securities held to maturity at December 31, 1996 The yields contained in the table below have been computed on a tax equivalent basis.

                                                                MATURITY DISTRIBUTION
                     ----------------------------------------------------------------------------------------------------------
                        WITHIN ONE           OVER ONE TO            OVER FIVE TO           OVER TEN
                           YEAR               FIVE YEARS              TEN YEARS              YEARS                  TOTAL
                     ---------------      -------------------      --------------       --------------       ------------------
                     AMOUNT    YIELD      AMOUNT        YIELD      AMOUNT   YIELD       AMOUNT   YIELD       AMOUNT       YIELD
                     ------    -----      ------        -----      ------   -----       ------   -----       -----        -----
                                                                (dollars in thousands)
United States
   Treasury and
   Federal agency
   obligations        --        --        $5,502        5.41%        --        --        --        --        $5,502        5.41%

      HomeBanc's investment securities portfolio at December 31, 1996 contained no securities of any issuer, excluding the United States Government or its agencies, with an aggregate book value in excess of 10% of HomeCorp's stockholders' equity. HomeBanc's investment securities portfolio also contained no corporate securities rated below investment grade or derivative securities.

      HomeBanc intends to maintain a held-to-maturity and available-for-sale investment securities portfolio comprised of adjustable rate and short term fixed rate securities as a means of complying with current regulatory liquidity requirements.

SOURCES OF FUNDS

     GENERAL. Deposit accounts have traditionally been the principal source of HomeBanc's funds for use in lending and for other general business purposes. In addition to deposits, HomeBanc obtains funds through loan repayments, loan sales and cash flows generated from operations (including interest credited to deposit accounts), and net deposit inflows. Scheduled loan payments are a relatively stable source of funds, while loan prepayments and deposit inflows and outflows are significantly influenced by general interest rates and money market conditions. HomeBanc intends to continue to sell the majority of its residential mortgage originations.

     DEPOSITS. HomeBanc attracts both short-term and long-term deposits from the general public by offering a wide variety of accounts and rates. In recent years, HomeBanc has relied increasingly on short-term accounts and other deposit alternatives that are more responsive to market interest rates than the passbook accounts and regulated fixed interest rate, fixed-term certificates that were HomeBanc's primary source of deposits prior to 1978. HomeBanc offers regular passbook accounts, checking accounts, NOW accounts, various money market accounts and fixed interest rate certificates with varying maturities.

      HomeBanc utilized Federal Home Loan Bank advances for approximately five months during 1996 and may use short term advances in the future to compensate for seasonal fluctuations in deposit and certain loan balances.

      The following table sets forth the dollar amount of savings deposits, by interest rate range, in the various types of deposit programs offered by HomeBanc at the dates indicated.

                                                                           AT DECEMBER 31,
                                       ------------------------------------------------------------------------------------
                                                 1996                           1995                         1994
                                       ------------------------        -----------------------      -----------------------
                                                       PERCENT                        PERCENT                      PERCENT
                                       AMOUNT          OF TOTAL        AMOUNT         OF TOTAL      AMOUNT         OF TOTAL
                                       ------          --------        ------         --------      ------         --------
                                                                           (dollars in thousands)
Certificate Accounts:
--------------------
   1.00 - 1.99                        $    100            0.1%        $     --           --%        $     --           --%
   2.00 - 3.99                              --             --            3,243          1.0           28,190          9.2
   4.00 - 4.99                          18,797            6.0           21,560          6.9           49,846         16.2
   5.00 - 7.99                         203,236           65.1          202,049         64.3          142,105         46.2
   8.00 - 9.99                           1,805            0.6            3,538          1.1            6,846          2.2
                                      --------          -----         --------        -----         --------        -----

   Total Certificate Accounts         $223,938           71.8%        $230,390         73.3%        $226,987         73.8%
                                      ========          =====         ========        =====         ========        =====

Other Accounts:
   Passbook Accounts                    22,167<F1>        7.1           23,443          7.4         $ 24,103          7.9
   Money Market Accounts                30,805<F2>        8.1           28,566          9.1           28,073          9.1
   NOW & Checking Accts.                34,844           13.0           31,895         10.2           28,442          9.2
                                      --------          -----         --------        -----         --------        -----

   Total Other Accounts                 87,816           28.2           83,904         26.7           80,618         26.2
                                      --------          -----         --------        -----         --------        -----

   Total Deposits                     $311,754          100.0%        $314,294        100.0%        $307,605        100.0%
                                      ========          =====         ========        =====         ========        =====

------------------------------
<F1> HomeBanc's interest rate on passbook accounts was 1.75% as of December
     31, 1996.

<F2> HomeBanc's interest rates on money market deposit accounts varied from
     1.78% to 3.70% based upon account balance, as of December 31, 1996.

      The following table allocates HomeBanc's deposit types by weighted average rate and average amount for the years indicated.

                                                                   YEAR ENDED DECEMBER 31,
                         --------------------------------------------------------------------------------------------------------
                                       1996                                 1995                              1994
                         ---------------------------------    --------------------------------   --------------------------------
                               RESIDENTIAL COMMERCIAL
                                   REAL ESTATE                         REAL ESTATE                    CONSTRUCTION AND LAND
                         ---------------------------------    --------------------------------   --------------------------------
                                                  WEIGHTED                            WEIGHTED                           WEIGHTED
                         AVERAGE       PERCENT    AVERAGE     AVERAGE     PERCENT     AVERAGE    AVERAGE     PERCENT     AVERAGE
                         BALANCE       OF TOTAL     RATE      BALANCE     OF TOTAL      RATE     BALANCE     OF TOTAL      RATE
                         -------       --------    ----       -------     --------     ----      -------     --------     ----
Certificate
   accounts              $225,519       72.4%      5.9%      $231,376       74.3%      5.9%      $218,066       72.2%      5.1%

Passbook
   accounts                23,710        7.6       1.8         23,880        7.7       1.8         25,777        8.5       1.8

Money Market
   accounts                27,858        9.0       3.1         27,247        8.8       2.9         30,668       10.2       2.4

NOW accounts               25,144        8.1       0.9         23,414        7.5       0.8         22,562        7.5       0.8

Non interest
   bearing deposits         9,109        2.9        --          5,400        1.7        --       $  4,732        1.6        --
                         --------      -----                 --------      -----                 --------      -----

   Total                 $311,340      100.0%                $311,317      100.0%                $301,805      100.0%
                         ========      =====                 ========      =====                 ========      =====

      The following table sets forth the savings flows at HomeBanc during the periods indicated. Net decrease refers to the amount of deposits during a period less the amount of withdrawals during the period. While total deposits declined in 1996 as compared to 1995, core deposits, comprised of checking, NOW, money market and passbook savings, experienced an increase. Management continues to focus upon building the core deposit base of HomeBanc and undertook extensive staff sales training during 1996. The training will be ongoing throughout HomeBanc and will promote not only original sales of Bank products, but also additional product sales to established customers. Management followed a generally conservative pricing strategy throughout 1996 for time deposits. The focus of HomeBanc for 1997 will be to obtain continued growth of core deposit relationships and may place greater emphasis upon such relationships than growth of the deposit base in the aggregate. Much of the 1995 deposit growth came in core deposits, with NOW and checking account growth resulting from a checking account marketing campaign focused upon an expanded offering of checking accounts, increased cross-selling of HomeBanc's commercial borrower base and the operation of HomeBanc's in-store supermarket office, which opened in April 1995.

      Management followed a generally conservative pricing strategy during 1994 although special pricing promotions were offered on selected deposit products throughout the year. Additionally, management believed the increase in market interest rates experienced throughout 1994 generated renewed interest in deposit products as opposed to mutual funds and other alternative investments.

      Deposit flows at savings institutions may also be influenced by external factors such as governmental credit policies and, particularly in recent periods, depositors' perceptions of the adequacy of federal insurance of accounts.

                                                  YEAR ENDED DECEMBER 31,
                                       ----------------------------------------------
                                          1996              1995               994
                                       ----------        ----------        ----------
                                                 (dollars in thousands)
Opening balance                        $ 314,294         $ 307,605         $ 307,586
Deposits                                 610,950           525,105           501,593
Withdrawals                             (623,953)         (528,696)         (510,169)
Interest credited                         10,363            10,280             8,595

Ending balance                           311,754           314,294           307,605

Net increase (decrease)                   (2,540)            6,689                19

Percent increase (decrease)                (0.81)%            2.17%              .01%

      HomeBanc has become more susceptible to short-term fluctuations in deposit flows, as customers have become more interest rate conscious. HomeBanc manages the pricing of its deposits in keeping with its asset/liability management and profitability objectives. Based on its experience, HomeBanc believes that its passbook and certificate accounts are relatively stable sources of deposits. However, the ability of HomeBanc to attract and maintain deposits, and the rates paid on these deposits, have been and will continue to be significantly affected by market conditions.

      The following table sets forth the time remaining until maturity of HomeBanc's certificates of deposit as of December 31, 1996.

                                                                        MATURITY
                                         -------------------------------------------------------------------
                                                         OVER           OVER
                                          3 MONTHS      3 TO 6         6 TO 12          OVER
                                          OR LESS       MONTHS         MONTHS        12 MONTHS       TOTAL
                                         -------------------------------------------------------------------
                                                                  (dollars in thousands)
Certificates of
   deposit (less than
   $100,000)                             $36,388        $31,631        $23,399       $104,216       $195,634

Certificates of
   deposit ($100,000
   or more)                                6,836          4,005          4,500         12,963         28,304
                                         -------        -------        -------       --------       --------

Total certificates
   of deposit                            $43,224        $35,636        $27,899       $117,179       $223,938
                                         =======        =======        =======       ========       ========

      The following table shows rate and maturity information for HomeBanc's certificates of deposit as of December 31, 1996.

                                           1.00-     5.00-       7.00-         8.00-        10.00-               Percent
                                           4.99%     6.99%       7.99%         9.99%        10.99%   Total       of Total
                                           -----     -----       -----         -----        ------   -----       --------
                                                                      (dollars in thousands)
Certificate Accounts
Maturing in
Quarter Ending:
March 31, 1997                           $10,327    $ 26,173     $ 6,603      $  121       $  --    $ 43,224     19.30%
June 30, 1997                              4,534      26,619       4,482           1          --      35,636     15.91
September 30, 1997                           640      13,063         194          48          --      13,945      6.23
December 31, 1997                            160      13,506         159         129          --      13,954      6.23
March 31, 1998                               963      13,922       1,588         186          --      16,659      7.44

June 30, 1998                                448      20,831          56         443          --      21,778      9.73
September 30, 1998                           125       8,350          --         336          --       8,811      3.94
December 31, 1998                            912       9,642          11         172          --      10,737      4.79
March 31, 1999                               720       8,230          --         107          --       9,057      4.04
June 30, 1999                                 --       3,589          --          98          --       3,687      1.65
September 30, 1999                            --       4,288          --          28          --       4,316      1.93
December 31, 1999                             39       5,278       4,971          18          --      10,306      4.60
Thereafter                                    29       8,704      22,977         118          --      31,828     14.21
                                         -------    --------     -------      ------       -----    --------    ------

   Total                                 $18,897    $162,195     $41,041      $1,805       $  --    $223,938    100.00%
                                         =======    ========     =======      ======       =====    ========    ======

     BORROWINGS. HomeBanc's other sources of funds have included advances from the FHLBank of Chicago as well as other borrowings. As a member of the FHLBank of Chicago, HomeBanc is required to own capital stock in the FHLBank of Chicago and is authorized to apply for advances from the FHLBank of Chicago. Each FHLBank credit program has its own interest rate, which may be fixed or variable, and range of maturities. The FHLBank of Chicago may prescribe the acceptable uses for these advances, as well as limitations on the size of the advances and repayment provisions.

      HomeBanc utilized short term advances during 1996 as a means of funding the seasonal growth of the construction loan portfolio and the purchase of participating interests in multi-family and commercial mortgage loans. The advances were repaid through the seasonal reduction of the construction loan portfolio, the sale of residential mortgage loans, and the repayment of participating interests purchased in prior years. Management may utilize advances in the future in similar circumstances or if it is believed the advances represent a more cost effective means of funding asset growth.

      FHLBank advances were utilized during 1995 primarily as a means of funding the purchase of participating interests in multi-family and commercial mortgage loans. The advances were repaid through the sale of residential mortgages and deposit growth.

      The following table sets forth the maximum and average month-end balances of FHLB advances and other borrowing during the periods indicated.

                                                   YEAR ENDED DECEMBER 31,
                                         --------------------------------------------
                                           1996              1995               1994
                                         -------           -------            -------
Maximum Balance:
   FHLBank advances                      $14,100           $13,850            $2,400
   Other                                      --                --               237

Average Balance:
   FHLBank advances                        2,408             1,581                26
   Other                                      --                --               219

Weighted average
   interest rate of
   FHLBank advances                         5.69%             6.14%             4.49%

Weighted average
   interest rate of other
   borrowing                                  --                --              7.76

------------------------
There were no FHLBank advances outstanding at December 31, 1996, 1995 or 1994.

SUBSIDIARY ACTIVITIES

      In order to benefit from the strength of the western and northern suburban Chicago economy and real estate market, and to increase its non-interest income, in the early 1980s, HomeBanc began to increase its real estate development activities in that market. At December 31, 1996, HomeBanc's total investment in real estate developments as presented in the consolidated balance sheet was $5.1 million. These developments have been operated through Home Federal Service Corporation, a wholly owned direct subsidiary of HomeBanc, and consist of unconsolidated joint ventures owned 50% by HomeBanc.

      Under the terms of HomeBanc's development agreements, HomeBanc (and its subsidiary) generally provided funds to acquire and develop the real estate in exchange for a percentage (generally 35%-50%) of the profits thereon. A developer or builder acted as operating manager of the development. Fees and profits due to the operating manager are negotiated on a case-by-case basis and may not be paid to the manager until HomeBanc has been reimbursed for its investment in the development. Home Federal Service Corporation realized net income of $431,000 for the year ended December 31, 1996.

      HomeBanc has historically participated in loans to the unconsolidated joint ventures generally in an amount equal to its ownership interest. HomeBanc recognized interest income on its participation loan balance at the rate provided for in the joint venture agreements. During 1996, 1995 and 1994, HomeBanc recognized $-0-, $-0- and $665,000, respectively, in interest income on loans to the unconsolidated joint ventures. HomeBanc had no loans outstanding to its unconsolidated joint ventures as of December 31, 1996.

      Interest capitalization on the real estate projects is discontinued upon completion of the development phase, or during the development phase when HomeBanc determines market conditions indicate collectability of such interest is uncertain.

      The following table sets forth information concerning all HomeBanc's investments in real estate developments at December 31, 1996.

                                 ORIGINATION                   DESCRIPTION OF THE                   UNITS SOLD
LOCATION OF DEVELOPMENT             DATE                            PROPERTY                     OR UNDER CONTRACT
-----------------------          -----------                -------------------------            -----------------
Geneva, Illinois                    07/89 <F1>              533 single family lots,                      355
                                                            37 acres commercial and                       16
                                                            championship golf course

Naperville, Illinois                11/85                   279 single family lots,                      279
                                                            85 acres commercial real                      83
                                                            estate

Naperville, Illinois                05/86                   300 single family lots,                      300
                                                            680 multi-family units,                      680
                                                            32 acres commercial                           29
                                                            real estate

                                                 HOMEBANC                    TOTAL                  REMAINING
LOCATION OF DEVELOPMENT                       INVESTMENT <F2>              COMMITMENT             COMMITMENT <F3>
-----------------------                       ---------------              ----------             ---------------
                                                                     (dollars in thousands)
Geneva, Illinois                                   $4,879                    $12,058                    $223

Naperville, Illinois                                   95                         --                      --

Naperville, Illinois                                  121                         --                      --
                                                   ------                    -------                    ----

                                                   $5,095                    $12,058                    $223
                                                   ======                    =======                    ====

------------------------------
<F1>  Investment was committed to prior to April 12, 1989.

<F2>  Amounts presented on a consolidated basis.  HomeBanc offsets cash balances on deposit in excess of loans and deferred revenues from its investment in real estate figures.

<F3>  Includes amounts which may be funded by HomeBanc incrementally as construction and development progresses, amounts to guarantee satisfactory performance which may never ben funded on the specific projects and amounts representing profits which have been recognized by HomeBanc but have not been distributed to HomeBanc in cash. These profit amounts are included, on a consolidated basis, in the $5.1 million investment in real estate.

      Real estate development activities involve each of the risks described above with respect to real estate development lending. In addition, real estate developments typically produce negative cash flow during the early stages thereof. Most of HomeBanc's real estate developments also have been in the same market, the western and northern suburbs of Chicago, and are therefore subject to the risk that this market could become overbuilt or that real estate values in this market could decline. Finally, as an equity investor rather than a lender on a real estate project, HomeBanc is required to share in any losses on a project rather than require the borrower to absorb the losses thereon.

      Federal thrift institutions generally may invest up to 2% of their assets in subsidiaries, plus an additional 1% if such investment is for community purposes. HomeBanc's permissible investment in its subsidiary under this regulation at December 31, 1996, was $6.7 million. On the same date, its investment (including loans as well as direct investments) in its subsidiary was $699,000.

COMPETITION

      HomeBanc faces strong competition both in originating real estate and other loans and in attracting deposits. Competition in originating real estate loans comes primarily from other savings institutions, commercial banks and mortgage bankers making loans secured by real estate located in HomeBanc's market areas. Commercial banks and finance companies provide vigorous competition in consumer lending. HomeBanc competes for real estate and other loans principally on the basis of the interest rates and loan fees it charges, the types of loans it originates and the quality of services it provides to borrowers.

      HomeBanc faces substantial competition in attracting deposits from other savings institutions, commercial banks, money market funds, credit unions and other investment vehicles. HomeBanc attracts a significant amount of deposits through its branch offices primarily from the communities in which those branch offices are located; therefore, competition for those deposits is principally from other savings institutions and commercial banks located in the same communities. HomeBanc competes for these deposits by offering a variety of deposit accounts at competitive rates, convenient business hours and convenient branch locations with interbranch deposit and withdrawal privileges at each. HomeBanc opened its first supermarket branch during
April 1995.   Not only does this location provide an entry into supermarket banking, but it also provides HomeBanc with an office location in an area of Rockford that is experiencing rapid growth both from a residential and business, primarily retail, perspective.

      Management considers its primary market area to be the Rockford, Freeport and Dixon metropolitan areas. HomeBanc has also directed a portion of its real estate development lending and investment activity to the western and northern Chicago suburbs. Although HomeBanc has developed relationships with a number of developers, builders and lenders in the market, HomeBanc's overall lending volume in this market has not constituted a significant percentage of the total lending activity in this large market.

      The authority to offer money market deposits and the expanded lending and other powers authorized for thrift institutions by federal and state legislation have resulted in increased competition for both deposits and loans between thrift institutions and other financial institutions such as commercial banks.

EMPLOYEES

      At September 30, 1997, HomeCorp and its subsidiary had a total of 197 employees, including 41 part-time employees. None of the employees of HomeCorp and its subsidiary are represented by any collective bargaining group. Management considers its employee relations to be good.


MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1996, 1995
AND 1994

     CHANGES IN FINANCIAL CONDITION. HomeCorp's December 31, 1996 balance sheet reflects the continuing focus upon community banking. The consumer loan portfolio increased $19.5 million, or 35% during 1996 while the commercial business loan portfolio increased $2.2 million, or 56%. Consumer growth is largely due to the origination of indirect automobile loans. All such loans are underwritten and approved by HomeBanc loan officers. Strong growth also was generated in home equity and improvement loans, an area of specific focus for HomeBanc. HomeBanc's involvement with the small business community continued to provide steady growth in the business loan portfolio. Relationships established through small business lending generally result in HomeBanc providing additional services, such as checking and related services.

      The mortgage loan portfolio declined $26.6 million, or 14% during 1996. Included with mortgages is HomeBanc's construction portfolio. Construction lending is another focus area of HomeBanc experiencing growth. Construction loans increased $6.1 million, or 67%, during 1996. The decline within the remaining mortgage loan portfolio was the result of repayments on HomeBanc's residential mortgages. HomeBanc continues to sell all fixed interest rate residential mortgage loans originated as well as certain adjustable rate loans.

      Investment in real estate developments increased $1.0 million during 1996. HomeCorp and its partner (each with a 50% interest) are funding the operating expenses of one real estate development venture, allowing the venture to utilize net cash flows to repay indebtedness. HomeCorp's $5.1 million investments in real estate developments at December 31, 1996 was comprised of three developments in suburban Chicago. The remaining property is residential and commercial lots in substantially completed projects.

      Core deposits of HomeBanc, defined as checking, NOW, Money Market and passbook savings, increased 5% during 1996, representing $3.9 million. This is the result of promotional efforts and a focus of HomeBanc's employees upon the generation of core banking relationships. The decline in deposits in 1996 was noted in longer term (24 months and greater) certificates of deposit and jumbo deposits.

      HomeBanc's suit in the United States Court of Federal Claims against the United States for breach of contract with regard to the utilization as capital of the supervisory goodwill, which was created when HomeBanc acquired failing institutions in the 1980s, has been stayed pending the outcome of an appeal in another case that was heard by the United States Supreme Court. While the Supreme Court ruled favorably on the issue in the other case, HomeCorp's suit has yet to be heard. As the other case involved facts that were somewhat different than HomeCorp's, there can be no assurance as to the outcome when it is heard.

     AVERAGE BALANCES - INTEREST RATES AND YIELDS. The following table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin. The table does not reflect any effect of income taxes. All average balances are monthly averages. The yields and costs include the fees that are considered adjustments to yield.

                                                                    YEAR ENDED DECEMBER 31,
                                   -----------------------------------------------------------------------------------
                                             1996                          1995                        1994
                                  --------------------------    --------------------------    ------------------------
                                  AVERAGE             YIELD/    AVERAGE             YIELD/    AVERAGE           YIELD/
                                  BALANCE    INTEREST  RATE     BALANCE    INTEREST  RATE     BALANCE  INTEREST  RATE
                                  -------    --------  ----     -------    --------  ----     -------  --------  ----
                                                               (dollars in thousands)
ASSETS:
Interest-earning assets:
   Loans receivable, net          $267,857    $21,788   8.13%   $262,097    $21,316   8.13%  $238,958   $18,198   7.62%
   Mortgage-backed securities       21,415      1,241   5.80      26,694      1,534   5.75     29,551     1,621   5.49
   Investment securities
     held to maturity                7,844        454   5.79      13,827        848   6.13     16,250       842   5.18
   Investment securities
     available for sale             10,590        662   6.25       6,471        380   5.87      9,631       497   5.16
   Federal funds and
     interest-bearing deposits       4,420        236   5.34       5,883        358   6.09      8,692       363   4.18
   Total interest-earning assets   312,126     24,381   7.81     314,972     24,436   7.76    303,082    21,521   7.10

Non-interest-earning assets         26,933                        21,993                       21,648
   Total assets                   $339,059                      $336,965                     $324,730

LIABILITIES:
Interest-bearing liabilities:
   Interest-bearing checking and
     MMDA                         $ 41,885    $   694   1.66    $ 38,299    $   609   1.59   $ 39,732   $   582   1.46
   Savings deposits                 34,827        785   2.25      36,242        775   2.14     39,275       782   1.99
   Other time deposits             225,519     13,269   5.88     231,326     13,584   5.87    218,066    11,115   5.10
   Borrowed funds                    2,408        137   5.69       1,581         97   6.14        276        17   7.76
     Total interest-bearing
       liabilities                 304,639     14,885   4.89     307,448     15,065   4.90    297,349    12,496   4.20
   Other liabilities                13,598                         9,783                        8,590
     Total liabilities            $318,237                      $317,231                     $305,939
Stockholders' equity                20,822                        19,734                       18,791
     Total liabilities and
       stockholders' equity       $339,059                      $336,965                     $324,730

Net interest income/interest
   rate spread                                  9,496   2.92%                 9,371   2.90%               9,025   2.90%

Net earning assets/net yield on
   average interest-earning
   assets                         $  7,487              3.04%  $   7,524              2.98% $   5,733             2.98%

Average interest-earning assets
   to average interest-bearing
   liabilities                                 102.46%                       102.45%                     101.93%

     RATE/VOLUME ANALYSIS. The following schedule presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities for the periods shown. For each category in interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in rate (i.e., changes in rate multiplied by old volume) and (ii) changes in volume (i.e., changes in volume multiplied by old rate). For purposes of this table, changes attributable to both rate and proportionately to volume that cannot be segregated have been allocated proportionately to volume and to rate.

                                                                       YEAR ENDED DECEMBER 31,
                                            --------------------------------------------------------------------------
                                                   1996 COMPARED TO 1995                  1995 COMPARED TO 1994
                                            ----------------------------------     -----------------------------------
                                            INCREASE (DECREASE)       TOTAL        INCREASE (DECREASE)        TOTAL
                                                  DUE TO             INCREASE           DUE TO               INCREASE
                                              RATE     VOLUME       (DECREASE)      RATE       VOLUME       (DECREASE)
                                              ----     ------       ----------      ----       ------       ----------
                                                                  (dollars in thousands)
Interest-Earning Assets:
   Loans receivable                         $   --      $ 472         $ 472         $1,274      $1,844         $3,118
   Mortgage-backed securities                   13       (306)         (293)            75        (162)           (87)
   Investment securities                       (45)      (349)         (394)           142        (136)             6
   Investment held for sale                     26        256           282             62        (179)          (117)
   Federal funds and interest-
     bearing deposits                          (40)       (82)         (122)           133        (138)            (5)
     Total interest-earning assets             (46)        (9)          (55)         1,686       1,229          2,915

Interest-Bearing Liabilities:
   Interest-bearing checking and MMDA           27         58            85             49         (22)            27
   Savings deposits                             40        (30)           10             56         (63)            (7)
   Other time deposits                          23       (338)         (315)         1,762         707          2,469
   Borrowed funds                               (7)        47            40             (4)         84             80

     Total interest-bearing liabilities         83       (263)         (180)         1,863         706          2,569

     Net interest income                    $ (129)     $ 254         $ 125         $ (177)     $  523         $  346

      RESULTS OF OPERATIONS - 1996 COMPARED TO 1995. HomeCorp's 1996 earnings were impacted by Congressional legislation that provided for a special assessment on all institutions insured under the Savings Association Insurance Fund ("SAIF"). HomeCorp's special assessment totaled $2.0 million which resulted in a net after tax reduction in net income of $1.2 million, or $1.06 per share. Excluding this special assessment, HomeCorp's 1996 earnings were $1.6 million, or $1.36 per share. This represents a 33% increase in net earnings from the 1995 total of $1.2 million, or $1.03 per share.

      NET INTEREST INCOME. Net interest income totaled $9.5 million for 1996, an increase from $9.4 million from the prior year. HomeCorp's net interest margin improved to 3.04% during 1996 from 2.98% during 1995. The asset yield increased to 7.81% from 7.76% while HomeCorp's cost of funds decreased to 4.89% from 4.90%. The increased asset yield resulted from the continuing shift of assets into the loan portfolio from the investment and mortgage-backed securities portfolios. The average outstanding balance of the consumer loan portfolio increased $25.1 million in 1996 as compared to 1995. The decline in cost of funds is largely the result of the shift within the deposit base into core deposits from longer term certificates of deposit. The cost of HomeCorp's time deposits remained practically unchanged at 5.88%, as compared to 5.87% in 1995.

      PROVISION FOR LOAN LOSSES. HomeCorp established provisions for loan losses of $565,000 during 1996, an increase from $360,000 in 1995. The increase during 1996 is due to the continuing growth in the loan portfolio as well as the increasing proportion of the portfolio consisting of consumer and commercial loans. Net charge-offs actually decreased during 1996 from 1995, totaling $158,000 as compared to $233,000. The allowance represented .61% of net outstanding loans at December 31, 1996, an increase from .45% at December 31, 1995.

      NON-INTEREST INCOME. HomeCorp experienced growth within all areas of non-interest income in 1996 as compared to 1995. Loan fees and service charges increased $244,000, or 16.7% between 1996 and 1995. The increase was due largely to the growth experienced in the number of retail and business checking accounts, which provided increased service charge revenue. Loan fees benefited from the increased mortgage loan servicing portfolio. Loans serviced for others increased $37.1 million during 1996 to a total of $162.9 million at December 31, 1996. HomeCorp continued to sell the majority of residential mortgage loan originations on a servicing retained basis during 1996. The majority of the servicing portfolio balance at December 31, 1996 consisted of fixed rate loans.

      Gains from the sale of mortgage loans, mortgage-backed and investment securities increased to $933,000 from $297,000 between 1996 and 1995. A total of $58.9 million of mortgage loans were sold during 1996, an increase of $3.1 million from 1995.

      HomeCorp adopted Statement No. 122, on January 1, 1996. Statement No. 122 requires that an allocation of costs be made between loans and their related servicing rights for loans originated with a definitive plan to sell with servicing rights retained. The impact of this process is to recognize a separate asset for servicing rights that will increase the gain on sale of loans when the servicing rights are retained. Gain on sale increased $582,000 as a result of the adoption of this accounting pronouncement, which represents the servicing rights recognized from loans sold during 1996. The servicing rights, once established, are amortized as an offset to servicing income.

      Income from real estate developments increased to $861,000 for the year ended December 31, 1996 from a loss of $54,000 during 1995. The 1996 income is due primarily to the sale of commercial land parcels from two of the partnerships in which HomeBanc's subsidiary is a partner. Single family lot sales also increased in 1996 over the prior year. As of December 31, 1996, the real estate developments in which HomeBanc's subsidiary maintains an interest contained approximately 23 acres of developed commercial land and 183 single family lots, all but 90 of which were fully developed.

      Operations of real estate owned represent the net operating income from a shopping center foreclosed upon by HomeBanc late in the third quarter of 1995. The increase in operating income for 1996, totaling $356,000, represents an additional nine months of operations during 1996 as compared to 1995. The shopping center is listed for sale.

      NON-INTEREST EXPENSES AND INCOME TAXES. Operating expenses, excluding the special SAIF assessment, increased $1.1 million in 1996 from 1995. Compensation and benefits increased $580,000, which reflects the impact of additional lending personnel and increased pension costs. Data processing costs increased $76,000 during the twelve months ended December 31, 1996 as compared to the twelve months ended December 31, 1995. The increase is the result of HomeBanc's increasing customer base, particularly in the core deposit area, which tend to be the higher transaction volume accounts. The increase in the number of loans serviced, for HomeBanc's portfolio and for others, contributed to the increase as well. Other operating expenses increased $282,000 in 1996 compared to 1995. The largest increase within other expenses was REO expense, which increased $123,000 primarily due to costs associated with the Michigan land parcel. The costs are predominately legal fees incurred in pursuing the damage claim against the prior owners of the parcel.

      HomeCorp established a provision of $246,000 for costs to be incurred in the resolution of a $2.0 million credit enhancement. The enhancement involves an apartment building that has fallen short of original cash flow projections. HomeCorp agreed to incur this loss in order to enable the borrower to refinance the property with an unrelated lender, thereby releasing the enhancement.

      Income tax expense declined in both amount and as a percentage of pre-tax book income in 1996 as compared to 1995. Total expense declined $540,000 between 1996 and 1995. Tax expense for 1996 represented 36.1% of pre-tax income compared to 38.1% for 1995. The decline in the effective tax rate is due largely to an increase in interest revenues of U.S. Government and Agency securities, which is not taxable for state tax purposes.

      RESULTS OF OPERATIONS - 1995 COMPARED TO 1994. HomeCorp generated net income of $1.2 million, or $1.03 per share for 1995 compared to $628,000 in 1994 prior to the recognition of the accounting change recording the elimination of goodwill. A change in accounting for goodwill during 1994 resulted in a $4.3 million charge against earnings, generating a net loss of $3.7 million for 1994. The 1994 loss is also net of approximately $808,000 of goodwill amortization that was recorded in addition to the impact of the accounting change.

      NET INTEREST INCOME. Net interest income increased $346,000 between 1995 and 1994, representing a 3.8% increase. Interest revenues increased $2.9 million, or 13.5%, for the year ended December 31, 1995 compared to the prior year. This increase was primarily the result of HomeCorp's increased loan portfolio. The average balance of the loan portfolio increased $23.1 million, or 9.7%, during 1995.

      The consumer loan portfolio increased $28.1 million, or 100.0% during 1995. Interest revenue from consumer loans correspondingly increased $1.9 million, or 109.4% between 1995 and 1994. All non-loan interest-bearing asset categories declined in average outstanding balance during 1995 as funds were redeployed into loan originations and participation purchases.

      The average portfolio yield increased to 8.13% from 7.62% due to the origination during 1995 of higher yielding consumer and commercial loans, the purchase of participating interests in mortgage loans and the upward repricing of some of HomeCorp's adjustable rate loans. HomeCorp's adjustable rate loans are primarily based upon Treasury indices or prime rate.

      The yield on all interest-bearing assets increased to 7.76% during 1995 from 7.10% for 1994.

      Interest expense increased $2.6 million, or 20.6%, during 1995 compared to 1994. The cost of deposits increased due to the upward repricing of the time deposit base in the earlier months of 1995. During the first several months of 1995, certificate of deposit customers moved predominately into longer term, higher rate accounts, thereby increasing the overall cost of deposits. HomeCorp utilized short term Federal Home Loan Bank of Chicago advances throughout the year primarily as a means of funding the purchase of loan participations. The average outstanding balance of borrowings was $1.5 million, with a cost of 6.14%. There were no outstanding advances as of December 31, 1995.

      PROVISION AND ALLOWANCE FOR LOAN LOSSES. A total of $360,000 was recorded as provision for loan losses during 1995, an increase from $240,000 during 1994. The provision was increased in consideration of the increased loan portfolio as well as increased percentage of the portfolio in consumer and commercial balances. Net charge-offs were $233,000 during 1995, providing for an increase of $127,000 in the allowance for loan losses. The allowance represented .45% of net outstanding loans at December 31, 1995, an increase from .43% as of December 31, 1994.

      NON-INTEREST INCOME. Loan fees and service charges declined between 1995 and 1994. During 1994, HomeCorp recognized approximately $185,000 in deferred fee amortization on a single real estate development loan. Excluding this single item, loan fees and service charges increased $154,000, or 11.8% during the twelve months ended December 31, 1995 compared to the year earlier period. Loan fees increased $134,000 or 24.3%, between years, due largely from fees generated from increased mortgage loan originations and from mortgage loan servicing income. HomeCorp's mortgage loan servicing portfolio increased to $125.5 million at December 31, 1995 from $83.7 million at December 31, 1994. The majority of residential mortgage originations were being sold with servicing rights retained as of December 31, 1995.

      Service charges increased $80,000 or 13.5%, between calendar 1995 and 1994, primarily the result of the expansion of the core deposit base. HomeCorp began marketing an expanded selection of checking accounts during 1995. The increased number of accounts have generated increased fee income in connection with the various services and charges related to the accounts. Also, the continued growth of the commercial business relationship base contributed to an increase in related deposit account service fee income.

      Fees generated by HomeCorp's brokerage service declined $98,000 in 1995 compared to 1994 due to a decrease in personnel.

      A total of $297,000 in net sales gains were generated during the year ended December 31, 1995 compared to a net loss of $18,000 during the year ended December 31, 1994. As noted earlier, there was an increase in mortgage loan sales during 1995 compared to 1994. A loss of $278,000 was recognized during the first quarter of 1994 due to a sudden rise in interest rates. A sales management system was implemented thereafter in order to reduce risk. HomeCorp sold $10.2 million of adjustable rate single family mortgages during 1995 at a gain of $12,000. The proceeds were reinvested in higher yielding multi-family participations. A gain of approximately $4,000 was realized on the sale of available for sale securities during 1995.

      HomeCorp experienced a loss of $54,000 from real estate developments during 1995 as compared to income of $445,000 during 1994. During 1995, HomeCorp sold a golf course from one of its developments at a loss of $180,000. Additionally, all the carrying costs of real estate operations were expensed during 1995. A portion of such costs had been capitalized in prior periods. The 1994 gains were generated largely by commercial lot sales, which have historically generated higher profit margins than the sale of single-family lots. There was less commercial property sold during 1995 than in 1994.

      NON-INTEREST OPERATING EXPENSE AND INCOME TAXES. Non-interest operating expenses increased $508,000, or 6.0% during 1995. Other operating expenses increased $268,000, or 17.7% between the years ended December 31, 1995 and 1994. The largest component of this increase was loan related expenses, which increased $137,000 in 1995 to a total of $320,000. The increase was primarily due to promotional costs associated with consumer loan programs as well as other loan promotions. Advertising, also a component of other operating expense, increased $52,000 to $334,000 during the year ended December 31, 1995. Increased promotional efforts were noted in the checking area, both through direct mailings and media advertising.

      Data processing expense increased $60,000, or 9.1% in 1995 as compared to 1994. HomeBanc opened its supermarket office in April of 1995, which added to processing costs for the year. Costs were incurred to expand the information processing and reporting capabilities in the mortgage loan area in order to facilitate increased origination and sales volumes. Also, the number of loan and deposit customers serviced increased in 1995 resulting in increased monthly transaction costs.

      Income tax expense decreased $189,000 to $743,000 for the year ended December 31, 1995. Tax expense as a percentage of pre-tax income was 38.1% for 1995. The comparable 1994 rate was 39.4%, after considering the fact that goodwill amortization of $808,000 was not deductible for tax purposes.

      LIQUIDITY. Liquidity is generally regarded as the ability to generate sufficient cash flow to meet all present and future funding commitments. HomeBanc's primary sources of funds, or liquidity, are deposits, amortization and repayment of loan principal (including mortgage-backed and certain investment securities), operations and to a lesser extent, maturities of investment securities and the sale of available-for-sale-securities.

      Operating activities provided $3.3 million in cash during 1996 as compared to the use of $2.9 million in cash during the year ended December 31, 1995. The largest difference between the years was the change in the balance of mortgage loans held-for-sale. Mortgages held-for-sale declined $2.9 million during 1996 while increasing $4.6 million during 1995. The volume of held for sale loans generally declines near year end from the seasonal nature of home mortgage lending.

      Investing activities provided $3.7 million in cash during 1996. The same activities used $11.3 million in cash during 1995. Principal payments and repayments on loans exceeded originations by $310,000 during 1996. Originations exceeded repayments and prepayments by $10.9 million during 1995. HomeBanc's residential mortgage and consumer loan portfolios continued to season and correspondingly generated increased principal cash flows from normal amortization and prepayments. Management anticipates continued increases in loan cash flows, particularly from the shorter term consumer loan portfolio. HomeBanc's mortgage-backed securities portfolio also experienced increased repayments during 1996 as compared to 1995. The 1996 repayments totaled $5.5 million while the 1995 repayments totaled $3.8 million. There were no purchases of mortgage-backed securities during 1996 or 1995. Also, $6.7 million of adjustable rate mortgage loans were sold during 1996. The loans had interest rates that adjusted every three years. Based upon the interest rates on the loans, the rates to which the loans would be adjusting and the current interest rates available for mortgage loans, it was determined the funds committed to these specific loans could best be utilized by HomeBanc by selling the loans, retaining the servicing and providing funding for additional lending.

      A total of $7.2 million in participations were purchased during 1996, a decrease of $3.4 million from 1995. The 1996 purchases, consistent with prior years, were for multi-family and commercial real estate loans secured primarily by properties located in southern Wisconsin and northern Illinois.

      Financing activities used $3.3 million in cash during 1996 as compared to $6.6 million of cash provided during 1995. HomeBanc experienced a decrease of $2.5 million in deposits during 1996 compared to an increase of $6.7 million during 1995. The focus for 1996 was the increase of core deposits more so than the increase of the deposit base in the aggregate. HomeBanc used Federal Home Loan Bank advances throughout 1996 as a funding alternative to deposits. Management intends to continue to use advances as needed as an alternative to long term certificate of deposit funding. The focus will remain upon continuing to build HomeBanc's core deposit base, which increased $3.8 million during 1996.

      HomeBanc had commitments to originate $5.6 million in mortgage loans as of December 31, 1996. Additionally, HomeBanc had outstanding letters of credit totaling $626,000. Management believes HomeBanc has adequate resources to fund its commitments to the extent required.

      Federal regulations require HomeBanc to maintain liquid assets at a level of 5.0% of deposits and certain borrowings due within one year. Liquid assets for purposes of this requirement include cash, certain time deposits, U.S. Government and other securities generally having remaining maturities to less than five years. HomeBanc's liquidity ratios were 8.2% and 7.7% at December 31, 1996 and 1995, respectively.

      Management is unaware of any current recommendations of the Office of Thrift Supervision ("OTS") that, if implemented, would have a material impact upon liquidity, capital resources or operations of HomeBanc.

      ASSET/LIABILITY MANAGEMENT. The objective of management's asset/liability program is to maximize HomeCorp's interest margin over a range of interest rate environments without exposing HomeCorp to undue interest rate risk. Interest rate risk is represented by the sensitivity of an institution's earnings and net asset values to interest rate changes. Management manages this risk not only through its pricing of assets and liabilities, but also through the mix of asset and liability maturities and cash flow characteristics and regularly monitors and evaluates the trade-off between increased interest rate risk and enhanced earnings. The OTS currently measures interest rate sensitivity of an institution based upon a discounted cash flow approach under various interest rate scenarios. The interest rate scenarios are generally determined as instantaneous and permanent changes in the Treasury curve of plus and minus 100, 200, 300 and 400 basis points, or a total of eight scenarios.

      Based upon the estimated prepayment characteristics and decay rates of an institution's loans, securities and deposits, a series of discounted cash flows calculations are performed to estimate the volatility of an institution's capital base ("net portfolio value") and net interest earnings. Off-balance sheet cash flows from assets, liabilities and other contracts are included in the computations.

      The table below was prepared utilizing assumptions regarding loan and mortgage-backed security repayment and deposit decay ratios which were estimated by management based upon past experience and are believed by management to reasonably represent the expected future repricing, maturity or amortization of interest-bearing assets and liabilities. Prepayment assumptions are applied to both mortgage and consumer loans.

                         NET PORTFOLIO VALUE                                           NET INTEREST INCOME
   ----------------------------------------------------------------           -----------------------------------------
       CHANGE             ESTIMATED
   INTEREST RATES      NET PORTFOLIO     AMOUNT OF                            NET INTEREST     AMOUNT OF
   (BASIS POINTS)          VALUE          CHANGE            PERCENT              INCOME         CHANGE          PERCENT
   --------------      -------------     ---------          -------           ------------     ---------        -------
                                                     (dollars in thousands)
       +400               $25,106       $ (7,235)            (22.4)%            $ 9,117         $  (823)          (8.3)%
       +300                27,291         (5,050)            (15.6)               9,659            (281)          (2.8)
       +200                29,323         (3,018)             (9.3)              10,142             202            2.0
       +100                31,323         (1,018)             (3.2)              10,141             201            2.0
         0                 32,341             --                --                9,940              --             --
       -100                37,297          4,956              15.3                9,644            (296)          (3.0)
       -200                37,204          4,863              15.0                9,151            (789)          (7.9)
       -300                37,358          5,017              15.5                8,931          (1,009)         (10.2)
       -400                34,469          2,128               6.6                7,907          (2,033)         (20.5)

      The annual prepayment assumptions used in this table range from 4% to 38% for fixed rate mortgages, mortgage-backed securities and consumer loans and 4% to 26% for adjustable rate mortgages and mortgage-backed securities based upon the interest rates of the assets. No prepayments are assumed for adjustable consumer loans and all commercial business loans. For deposit accounts, it has been assumed that fixed maturity deposits are not withdrawn prior to maturity. Other deposits display attrition at the following rates:

                                                             AFTER ONE             AFTER THREE
                                       IN ONE                 THROUGH                THROUGH                   OVER
                                    YEAR OR LESS            THREE YEARS             FIVE YEARS              FIVE YEARS
                                    ------------            -----------             ----------              ----------
Passbook savings                        51%                     15%                     10%                     24%
Money market                            68                      15                       9                      16
NOW and Checking                        64                      14                       4                      18

      The prepayment and attrition rates are selected after considering the current interest rate environment, industry asset, liability price tables developed by the OTS, and HomeCorp's historical experience. All other interest-earning assets and interest-bearing liabilities are shown based on their contractual maturity or repricing date. In the event the rate changes designated above were accompanied by a change in the shape of the yield curve, the changes to the net portfolio value and net interest income could differ significantly from those noted here.

      Based upon the analysis noted, HomeBanc would not be considered to have more than "normal" interest rate risk under OTS regulations. The most recent evaluation performed by the OTS was as of December 31, 1996. The analysis indicated a lower level of interest rate risk than the computations performed by management.

      Management believes that the fundamental business strategy of selling longer term fixed rate mortgage loans investing in shorter term consumer and commercial loans and adjustable rate mortgage, consumer, construction and commercial loans has reduced HomeBanc's level of interest rate risk over the past several years.

      NON-PERFORMING ASSETS. On a monthly basis, management reviews HomeBanc's loan portfolio and the most recent data available for any loans of concern. Additionally, management ascertains whether circumstances warrant closer monitoring of any performing loans. Management reviews and discusses the status of all borrowers with $500,000 or more of indebtedness to HomeBanc as a means of ascertaining a downturn in performance prior to the onset of delinquency problems.

      Loans are placed on non-accrual status when they become 90 days delinquent and when, in the judgment of management, the probability for collection of the remaining balances are deemed to be insufficient to warrant further accrual. A loan remains on non-accrual status until the factors that indicated uncertain or doubtful collectibility no longer exist or foreclosure or repossession occurs, at which time the lesser of the loan balance or the fair value of the collateral is reflected in the applicable asset account of HomeBanc.

      Effective January 1, 1995, HomeBanc adopted Financial Accounting Standards Board Statement No. 114, "Accounting by Creditors for Impairment of a Loan" ("Statement No. 114") and Statement No. 118, "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures," ("Statement No. 118") which is an amendment to Statement No. 114. Under the new standard, a loan is classified as "impaired" at such time as it is likely that the loan will not perform in accordance with its original terms. The designation is to be made independent of whether a loan is placed onto non-accrual status. The new standard requires the allowance for loan losses related to impaired loans to be based upon discounted cash flows using the loan's initial effective interest rate or the fair value of the collateral for collateral dependent loans.

      The classification of a loan as non-performing or impaired does not necessarily indicate that loan principal and interest ultimately will be uncollectible. Following is a summary of non-performing assets at the dates indicated.

                                                           DECEMBER 31,
                                                 -----------------------------
                                                     1996              1995
                                                     ----              ----
Non-performing loans                             $ 2,146,331       $    36,626
Real estate acquired in
  settlement of loans                             10,197,661        10,240,004
     Total                                       $12,343,992       $10,276,630
Non-performing loans as
  percentage of total loans                              .81%              .01%
Non-performing assets as a
  percentage of total assets                            3.68%             3.04%
Allowances for loan and
  foreclosed real estate
  losses as a percentage of
  non-performing assets                                17.27%            15.81%

      In addition to the non-performing loans noted above, there were two loans totaling $1.4 million representing participating interests in multi-family mortgage loans that were 90 days delinquent at December 31, 1996, but which continued on an accrual basis. The participating interests represent interests in loans to a single borrower. The properties, located in southern Wisconsin, had been sold on contract by the borrower and the contract buyer filed for bankruptcy protection under Chapter 11.

Cash flow from the properties is currently diverted to a bankruptcy trustee for distribution. It is anticipated that funds will be released to the participating banks as senior secured creditors and that such funds will return the loans to a current status and maintain scheduled payments. Based upon the current and historical lease performance of the buildings, their current physical condition and the economic condition of the area in which the buildings are located, accrual status was considered appropriate.

      The December 31, 1996 non-performing loan total consisted primarily of two loans. The loans had balances of $1,050,000 and $774,000. The $1,050,000 loan represented a participating interest in a mortgage loan for a senior housing facility. The borrower experienced cash flow problems; however, an entity unrelated to the borrower that had purchased federal tax credits generated by the facility returned the loan to current status after year end. The $774,000 loan is secured by a commercial building that had been renovated and leased to retail businesses. The lease-up progressed more slowly than anticipated. This borrower had a $197,000 loan with HomeBanc in addition to the delinquent loan. The $197,000 loan was current at December 31, 1996 and was considered an impaired loan. The properties securing the two loans were subsequently foreclosed on and sold, resulting in a loss to HomeBanc (net of reserves) of $39,000.

      The remaining balance of non-performing loans at December 31, 1996 consisted primarily of single family mortgages secured by properties within HomeBanc's primary lending area.

      Foreclosed real estate was comprised primarily of two properties at December 31, 1996. A $5.4 million shopping center loan was transferred to real estate owned during 1995. The center is located in HomeBanc's primary market area and was approximately 97% leased at December 31, 1996. The center was being operated by HomeBanc and generated $471,000 in net operating income during 1996. Management is actively marketing the center for resale and will continue to operate the center until its sale.

      The other significant asset in real estate owned, totaling $4.3 million, represents a 50% interest in a land acquisition loan to a Michigan limited partnership. The parcel, formally a quarry, consists of 364 acres of undeveloped land located near Northville, Michigan. Regulations governing the operation of a mining property require appropriate restoration before residential development is allowed. A dispute arose with the prior owners regarding the proper restoration of the land. Consequently, HomeBanc and its partner determined to undertake mass earthwork sufficient to remedy the condition. HomeBanc made an additional investment of $1.2 million in the property during 1995. The property was subsequently sold in September 1997.
A settlement is being negotiated with the prior owners and no loss is anticipated with respect to the property.

     Regulatory Capital Requirements. HomeBanc currently meets all regulatory requirements. Current OTS regulations measure a savings institution's regulatory capital against three standards, a tangible requirement, a leverage or core requirement, and a risk based requirement. Unrealized gains and losses reflected as a component of stockholders' equity in compliance with SFAS No. 115 are not considered by the OTS in calculating regulatory capital.

      The following table presents HomeBanc's compliance with the capital requirements as of December 31, 1996:

                                                             PERCENT
                                         AMOUNT             OF ASSETS
                                         ------             ---------
                                            (dollars in thousands)
Tangible Capital:
   Bank                                  $15,870              4.81%
   Requirement                             4,950              1.50
   Excess                                 10,920              3.31

Core Capital:
   Bank                                   15,870              4.81
   Requirement                             9,901              3.00
   Excess                                  5,969              1.81

Current Risk-Based Capital:
   Bank                                   17,452              8.29
   Requirement                            16,833              8.00
   Excess                                $   619               .29%

      IMPENDING CHANGE IN ACCOUNTING PRINCIPLE.  In June 1996, the
Financial Accounting Standards Board issued Statement No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("Statement No. 125"), which provides new accounting and reporting standards for sales, securitization and servicing of receivables and other financial assets and extinguishments of liabilities. The provisions of Statement No. 125 are to be applied to transactions occurring after December 31, 1996. Management does not believe HomeCorp will be significantly impacted by the adoption of Statement No. 125.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996

      FINANCIAL CONDITION.   HomeCorp's September 30, 1997 balance sheet
reflects the continuing focus upon community banking. The consumer loan portfolio increased $5.3 million, or 7%, during the first nine months of 1997 while the commercial business loan portfolio increased $2.3 million, or 36%. Consumer growth was largely due to increased equity lines of credit.
HomeBanc has specifically promoted line usage to current customers as well as the origination of new lines. HomeBanc's indirect automobile loan portfolio increased approximately 1% during 1997. The reduced growth rate as compared to prior years is the result of increased principal repayments as the portfolio has seasoned as well as lower origination volumes which, it is believed, are the result of generally lower automobile sales in HomeBanc's market area. Growth was also generated in home equity and improvement loans, a result of targeted loan promotions during the first half of 1997. HomeBanc's involvement with the business community continues to provide steady growth in the commercial loan portfolio. Relationships established through business lending generally result in HomeBanc providing additional services as well, such as checking and related services.

      The mortgage loan portfolio decreased $4.8 million, or 3%, during the first nine months of 1997. Two participations totaling $3.6 million were repaid during 1997. Included with mortgage loans is HomeBanc's construction portfolio, which increased $952,000 in net outstanding balance during the nine months ended September 30, 1997. HomeBanc continues to sell all fixed interest rate one-to-four family mortgage loans originated as well as certain adjustable rate loans.

      Investment in real estate developments decreased $1.4 million during the first nine months of 1997 due to one real estate partnership distributing $2.5 million in undistributed earnings to HomeBanc's subsidiary during the third quarter. This partnership, containing developed residential and commercial land, represented the entire investment in real estate at September 30, 1997. HomeCorp sold its interest in two real estate development partnerships during 1997 at a small gain. The partnerships each contained a single developed commercial lot.

      Investment in foreclosed real estate decreased $4.4 million to $5.3 million due to the third quarter sale of a parcel of land located in Michigan. A provision for loss had been recognized for this parcel prior to the third quarter.

      Deposits of HomeBanc declined between December 31, 1996 and September 30, 1997. Declines were noted in most deposit areas and maturities, except for short term certificates of deposit which increased $1.7 million. HomeBanc continues to focus upon the generation of core banking relationships.

      HomeBanc's suit in the United States Court of Federal Claims against the United States for breach of contract with regard to the utilization as capital of the supervisory goodwill, which was created when HomeBanc acquired failing institutions in the 1980's, has been stayed pending the outcome of an appeal in another case that was heard by the U.S. Supreme Court. While the Supreme Court ruled favorably on the issue in the other case, HomeCorp's suit has yet to be heard.

      RESULTS OF OPERATIONS.   The following table presents, for the
periods indicated, the yields on average interest-earning assets as well as the cost of average interest-bearing liabilities. The table does not reflect the impact of income taxes. All averages are monthly average balances.

                                                     NINE MONTHS ENDED
                                                       SEPTEMBER 30,
                                                       -------------
                                                  1997              1996
                                                  ----              ----

   Mortgage loans                                 8.26%             7.95%
   Consumer loans                                 8.16              8.28
   Commercial loans                               9.40              9.33
   Other earning assets                           6.04              5.79
      Total interest-earning assets               7.95              7.72

   Deposits                                       4.86              4.83
   Borrowings                                     5.48              5.64
      Total interest bearing liabilities          4.86              4.83
   Interest rate spread                           3.09              2.89
   Net interest rate margin                       3.18%             3.00%

      NINE MONTHS ENDED SEPTEMBER 30, 1997 VS. 1996.   HomeCorp
generated $1.3 million in net income during the nine months ended September 30, 1997, representing an approximate 6% increase from the 1996 nine month income, excluding the net impact of the SAIF assessment. The more significant improvements between periods were noted in income from real estate development and net interest income. These improvements were partially offset by a provision for losses on real estate owned of $505,000 and a reduction in gains from the sale of mortgage loans, investments and mortgage-backed securities of $145,000.

      Net Interest Income.   Net interest income totaled $7.3 million for the
      -------------------
first nine months of 1997, an increase of 3% from $7.1 million in the prior year. HomeCorp's net interest margin increased to 3.18% from 3.00%. The asset yield increased to 7.95% from 7.72% while HomeCorp's cost of funds remained virtually unchanged, increasing to 4.86% from 4.83%. The increased asset yield resulted from consumer loan portfolio growth and increased yields in the mortgage and mortgage-backed securities portfolios. The increased yield from the mortgage-backed securities portfolio was the result of repricing adjustable rate securities and a general slowing of repayment activity earlier in the year. Repayments increased during the third quarter of 1997 and management anticipates these repayments will negatively impact mortgage-backed securities yields during the fourth quarter of 1997. No mortgage-backed securities were purchased during 1997 or 1996.

      The increase in cost of funds is primarily the result of repricing of savings deposits.

      Non-Interest Income.   Income from real estate development increased to
      -------------------
$1.0 million for the nine months ended September 30, 1997 from $375,000 during 1996. The 1997 income is due primarily to the sale of two commercial lots from one of HomeCorp's development partnerships and the sale of HomeCorp's interest in two development partnerships, each of which contained a single commercial lot. Loan fees and service charges increased $164,000, or 13%, during 1997 as compared to 1996. The improvement was primarily due to increased service charges related primarily to HomeBanc's core deposit accounts.

      Net gains from the sale of mortgage loans and mortgage-backed and investment securities declined to $294,000 in the first nine months of 1997 as compared to $729,000 during the first nine months of 1996. The reduction in gains was the result of lower sales volume of residential mortgage loans.

      Provisions for Loan and Real Estate Operating Losses.  A provision of
      ----------------------------------------------------
$505,000 was recorded during the first nine months of 1997 for possible future losses related to foreclosed real estate. The provision relates to the two largest properties in foreclosed property, one of which was sold during the third quarter of 1997.

      A loan loss provision of $220,000 was recorded during the first nine months of 1997. This compares to a provision of $395,000 recorded during the same period of 1996. The reduction is the result of management's ongoing analysis of the adequacy of HomeBanc's loan loss allowance.

      Non-Interest Expenses.  The 1996 expenses contained a one-time charge of
      ---------------------
$2.0 million to recapitalize the SAIF.

      Operating expenses remained relatively stable, increasing by $152,000, or 2%, in the first nine months of 1997 compared to the first nine months of 1996. Deposit premiums paid to the FDIC declined $295,000, or 47%, during the first nine months of 1997 from the first nine months of 1996 as a result of the recapitalization of the SAIF in late 1996. This reduction was offset by increases in compensation and benefits, which increased $339,000 between the first nine months of 1997 and 1996 due to general compensation increases and additional personnel in the lending area. Other expense increased $102,000 primarily due to legal costs incurred in HomeBanc's lawsuit involving the parcel of foreclosed real estate in Michigan.

      LIQUIDITY AND CAPITAL RESOURCES.   Liquidity is generally
regarded as the ability to generate sufficient cash flow to meet all present and future funding commitments. HomeBanc's primary sources of funds, or liquidity, are deposits, amortization and prepayment of loan principal (including mortgage-backed and certain investment securities) operations and to a lesser extent, maturities of investment securities and the sale of available for sale securities.

      HomeBanc's liquidity, represented by cash and cash equivalents, is a product of its operating activities, investing activities and financing activities. Operating activities, consisting of net income adjusted for non cash activity, generated or provided $1.4 million in cash during the first nine months of 1997. This compares to cash to $4.4 million provided during first nine months of 1996. The primary difference between periods is the change in the held for sale portfolio. The portfolio increased, requiring $317,000 in cash during the first nine months of 1997, while it decreased or provided cash of $3.1 million during the same period of 1996.

      Investing activities provided $5.7 million in cash during the first nine months of 1997 and used $8.3 million in the same period of 1996. Loan originations for the portfolio net of principal repayments used $1.4 million during the first nine months of 1997 and $4.2 million during the same period of 1996. Loan originations decreased slightly in 1997 from the prior year period while repayments increased. Given the general level of interest rates at September 30, 1997, management anticipates the repayments may continue above prior year levels through the remainder of 1997.

      A total of $2.5 million in available-for-sale securities were sold during 1997. There were no such sales during 1996. The 1997 sales consisted primarily of a $2.0 million U. S. Treasury note that was within 30 days of maturity.

      A total of $4.4 million was received through the sale of real estate owned. The total consists primarily of the sale of a parcel of land in Michigan for $3.7 million.

      A total of $2.5 million was received from a real estate partnership in which HomeCorp is a general partner. The amount represents a distribution of accumulated earnings of the partnership.

      Financing activities used $9.4 million in cash during the first nine months of 1997, primarily due to a $12.6 million decline in deposits. Financing activities for the first nine months of 1996 provided $425,000 in cash, largely due to $8.3 million in increased borrowings. Management believes the certificate of deposit pricing of HomeBanc is reasonable and competitive. HomeBanc did not attempt to match the higher rates offered on intermediate and longer term certificates of deposits available in the marketplace and did experience a decline in these certificate of deposit classes. Deposit pricing is reviewed continually in light of market movements and HomeBanc's demand for funding sources.

      HomeBanc had $2.4 million in short term borrowings at September 30, 1997. Management utilizes short term borrowings, such as overnight federal funds line and Federal Home Loan Bank open advance line, for short term financing needs.

      There have been no material changes in HomeCorp's interest rate position since December 31, 1996. Other types of market risk, such as foreign currency exchange risk and commodity price risk, do not arise in the normal course of HomeCorp's business.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      The following table sets forth as of December 12, 1997 the number of shares of HomeCorp Common Stock beneficially owned and the percentage of ownership of outstanding shares of HomeCorp Common Stock by (a) each director and executive officer of HomeCorp, (b) each person who is known by HomeCorp to own beneficially 5% or more of such stock and (c) all directors and executive officers of HomeCorp as a group:

                                                                NUMBER OF
                                                                 SHARES
                                                              BENEFICIALLY                        PERCENT OF
     NAME OF BENEFICIAL OWNER<F1>                                 OWNED                              CLASS
     ----------------------------                                 -----                              -----
      C. Steven Sjogren<F2>                                      138,332                             7.82%
      President, Chief Executive Officer and Director

      Robert C. Hauser<F3>                                       123,987                             7.22
      Director

      John R. Perkins<F4>                                        104,040                             5.95
      Executive Vice President, Chief Operating Officer
      and Director

      Karl H. Erickson<F5>                                        83,899                             4.89
      Chairman of the Board

      Larry U. Larson<F6>                                         56,862                             3.31
      Director

      Adam A. Jahns                                               58,812                             3.43
      Vice Chairman of Board

      Wesley E. Lindberg<F7>                                      55,061                             3.21
      Secretary and Director

      Richard W. Malmgren<F8>                                     21,331                             1.24
      Director

      David R. Rydell<F9>                                         67,887                             3.96
      Director

      Dirk J. Meminger<F10>                                       28,523                             1.65
      Treasurer

      Directors and Executive                                    782,006                            40.93
      Officers as a group
      (12 persons)<F11>

---------------------------

<F1>  The business address for each of the beneficial owners listed is 1107
      East State Street, Rockford, Illinois 61104.

<F2>  Mr. Sjogren has sole voting and dispositive power with respect to 21,989 shares held directly and shared voting and dispositive power with respect to 48,104 shares held jointly with his wife and children.
      Also included in shares beneficially owned by Mr. Sjogren are options to acquire 60,000 shares of HomeCorp Common Stock, all of which are currently exercisable, 6,120 shares allocated to his account under the Employee Stock Option Plan ("ESOP"), and 2,119 shares held by
      Mrs. Sjogren with respect to which she has sole voting and dispositive power.

<F3>  Mr. Hauser has beneficial ownership of Hausers, Inc. and sole voting and dispositive power as to 115,875 shares held by it. Also includes options to acquire 7,812 shares of the HomeCorp Common Stock granted to Mr. Hauser, all of which are currently exercisable. Mrs. Hauser has sole voting and dispositive power with respect to the 300 shares she holds.

<F4>  Mr. Perkins has sole voting and dispositive power with respect to 19,556 shares held directly and shared voting and dispositive power with respect to 37,620 shares held jointly with his wife. Also included in shares beneficially owned by Mr. Perkins are options to acquire

                                    - 103 -

      41,000 shares of HomeCorp Common Stock, all of which are currently exercisable, 3,989 shares allocated to his account under the ESOP and 1,875 shares held by Mrs. Perkins, with respect to which she has sole voting and dispositive power.

<F5>  Includes 76,087 shares owned by a  trust of which Mr. Erickson is a beneficiary.

<F6>  Includes 24,300 shares held Mr. Larson's spouse.

<F7>  Includes 2,200 shares held by Mr. Lindberg's spouse and 3,960 shares held in Mr. Lindberg's account under his firm's profit sharing plan.

<F8>  Includes 292 shares held by Mr. Malmgren's spouse.

<F9>  Includes 25,425 shares held by Mr. Rydell's spouse, 6,975 shares held by his children and 2,250 shares held by a benefit plan of Bergstrom
      Inc. of which Mr. Rydell is the President.

<F10) Includes 525 shares held by Mr. Meminger's children and 1,901 shares allocated to his account under the ESOP.

<F11) Includes shares held directly, as well as shares held jointly with family members, shares held in retirement accounts, held in a fiduciary capacity, held by certain of the group members' families, or held by trust of which the group member is a trustee or substantial beneficiary, with respect to which shares the group may be deemed to have sole or shared voting and/or investment powers. This amount also includes 202,184 shares of HomeCorp Common Stock granted to directors and executive officers, and 13,877 shares allocated to executive officers pursuant to the ESOP.

      For purposes of the above table, a person is deemed to be a beneficial owner of shares of HomeCorp Common Stock if the person has or shares the power to vote or to dispose of such shares. Unless otherwise indicated in the footnotes, each person has sole voting and investment power with respect to shares shown in the table as beneficially owned by such person.

                     INFORMATION REGARDING MBI STOCK
                     -------------------------------

DESCRIPTION OF MBI COMMON STOCK AND ATTACHED PREFERRED SHARE
PURCHASE RIGHTS

      GENERAL. MBI has authorized 5,000,000 shares of MBI Preferred Stock, no par value, and 200,000,000 shares of MBI Common Stock, $0.01 par value. At September 30, 1997, MBI had no shares of MBI Preferred Stock issued and outstanding and 130,289,361 shares of MBI Common Stock outstanding. Under Missouri law, MBI's Board of Directors may generally approve the issuance of authorized shares of Preferred Stock and Common Stock without shareholder approval.

      MBI's Board of Directors is also authorized to fix the number of shares and determine the designation of any series of Preferred Stock and to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any series of MBI Preferred Stock. Except for the designation and reservation of Series A Junior Participating Preferred Stock pursuant to MBI's Preferred Share Purchase Rights Plan described below, MBI's Board of Directors has not acted to designate or issue any shares of MBI Preferred Stock. The existence of a substantial number of unissued and unreserved shares of MBI Common Stock and undesignated shares of MBI Preferred Stock may enable the Board of Directors to issue shares to such persons and in such manner as may be deemed to have an anti-takeover effect.

      The following summary of the terms of MBI's capital stock does not purport to be complete and is qualified in its entirety by reference to the applicable provisions of MBI's Restated Articles of Incorporation, as amended, and by-laws and Missouri law.

      DIVIDENDS. The holders of MBI Common Stock are entitled to share ratably in dividends when, as and if declared by the Board of Directors from funds legally available therefor, after full cumulative dividends have been paid or declared, and funds sufficient for the payment thereof set apart, on all series of MBI Preferred Stock ranking superior as to dividends to MBI Common Stock.

      The Board of Directors of MBI intends to maintain its present policy of paying quarterly cash dividends on MBI Common Stock, when justified by the financial condition of MBI and its subsidiaries. The declaration and amount of future dividends will depend on circumstances existing at the time, including MBI's earnings, financial condition and capital requirements as well as regulatory limitations, note and indenture provisions and such other factors as the Board of Directors may deem relevant. The payment of dividends to MBI by subsidiary banks is subject to extensive regulation by various state and federal regulatory agencies. See "SUPERVISION AND REGULATION."

      VOTING RIGHTS. Each holder of MBI Common Stock has one vote for each share held on matters presented for consideration by the shareholders, except that, in the election of directors, each shareholder has cumulative voting rights that entitle each such shareholder to the number of votes that equals the number of shares held by the shareholder multiplied by the number of directors to be elected. All such votes may be cast for one candidate for election as a director or may be distributed among two or more candidates.

      PREEMPTIVE RIGHTS. The holders of MBI Common Stock have no preemptive right to acquire any additional unissued shares or treasury shares of MBI.

      LIQUIDATION RIGHTS. In the event of liquidation, dissolution or winding up of MBI, whether voluntary or involuntary, the holders of MBI Common Stock will be entitled to share ratably in any of its assets or funds that are available for distribution to its shareholders after the satisfaction of its liabilities (or after adequate provision is made therefor) and after preferences on any outstanding MBI Preferred Stock.

      ASSESSMENT AND REDEMPTION. Shares of MBI Common Stock are and will be, when issued, fully paid and nonassessable. Such shares do not have any redemption provisions.

      PREFERRED SHARE PURCHASE RIGHTS PLAN. One preferred share purchase right is attached to each share of MBI Common Stock. The MBI Rights trade automatically with shares of MBI Common Stock, and become exercisable and will trade separately from the MBI Common Stock on the tenth day after public announcement that a person or group has acquired, or has the right to acquire, beneficial ownership of 20% or more of the outstanding shares of MBI Common Stock, or upon commencement or announcement of intent to make a tender offer for 20% or more of the outstanding shares of MBI Common Stock, in either case without prior written consent of the Board. When exercisable, each MBI Right will entitle the holder to buy 1/100 of a share of MBI Series A Junior Participating Preferred Stock at an exercise price of $100 per MBI Right. In the event a person or group acquires beneficial ownership of 20% or more of MBI Common Stock, holders of MBI Rights (other than the acquiring person or group) may purchase MBI Common Stock having a market value of twice the then current exercise price of each MBI Right. If MBI is acquired by any person or group after the Rights become exercisable, each MBI Right will entitle its holder to purchase stock of the acquiring company having a market value of twice the current exercise price of each MBI Right. The MBI Rights are designed to protect the interests of MBI and its shareholders against coercive takeover tactics. The purpose of the MBI Rights is to encourage potential acquirors to negotiate with MBI's Board of Directors prior to attempting a takeover and to give the Board leverage in negotiating on behalf of all shareholders the terms of any proposed takeover. The MBI Rights may deter certain takeover proposals. The MBI Rights, which can be redeemed by MBI's Board of Directors in certain circumstances, expire by their terms on June 3, 1998.

      CLASSIFICATION OF BOARD OF DIRECTORS.  The Board of Directors of
MBI is divided into three classes, and the directors are elected by classes to three-year terms, so that one of the three classes of the directors of MBI will be elected at each annual meeting of the shareholders. While this provision promotes stability and continuity of the Board of Directors, classification of the Board of Directors also may have the effect of decreasing the number of directors that could otherwise be elected at each annual meeting of shareholders by a person who obtains a controlling interest in the MBI Common Stock and thereby could impede a change in control of MBI. Because fewer directors will be elected at each annual meeting, such classification also will reduce the effectiveness of cumulative voting as a means of establishing or increasing minority representation on the Board of Directors.

      OTHER MATTERS. MBI's Restated Articles of Incorporation, as amended, and by-laws also contain provisions that: (i) require the affirmative vote of holders of at least 75% of the voting power of all of the shares of outstanding capital stock of MBI entitled to vote in the election of directors to remove a director or directors without cause; (ii) require the affirmative vote of the holders of at least 75% of the voting power of all shares of the outstanding capital stock of MBI to approve certain "business combinations" with "interested parties" unless at least two-thirds of the Board of Directors first approves such business combinations; and (iii) require an affirmative vote of at least 75% of the voting power of all shares of the outstanding capital stock of MBI for the amendment, alteration, change or repeal of any of the above provisions unless at least two-thirds of the Board of Directors first approves such an amendment, alteration, change or repeal. Such provisions may be deemed to have an anti-takeover effect.

RESTRICTIONS ON RESALE OF MBI STOCK BY AFFILIATES

      Under Rule 145 of the Securities Act of 1933, as amended (the "Securities Act"), certain persons who receive MBI Common Stock pursuant to the Merger and who are deemed to be "affiliates" of HomeCorp will be limited in their right to resell the stock so received. The term "affiliate" is defined to include any person who, directly or indirectly, controls, or is controlled by, or is under common control with HomeCorp at the time the Merger is submitted to a vote of the shareholders of HomeCorp. Each affiliate of HomeCorp (generally any director or executive officer or shareholder of HomeCorp who beneficially owns a substantial number of outstanding shares of HomeCorp Common Stock) who desires to resell the MBI Common Stock received in the Merger must sell such stock either pursuant to an effective registration statement or in accordance with an applicable exemption, such as the applicable provisions of Rule 145(d) under the Securities Act.

      Rule 145(d) provides that persons deemed to be affiliates may resell their stock received in the Merger pursuant to certain of the requirements of Rule 144 under the Securities Act if such stock is sold within the first year after the receipt thereof. After one year if such person is not an affiliate of MBI and if MBI is current with respect to its required public filings, a former affiliate of HomeCorp may resell the stock received in the Merger without limitation. After two years from the issuance of the stock, if such person is not an affiliate of MBI at the time of sale and for at least three months prior to such sale, such person may resell such stock, without limitation, regardless of the status of MBI's required public filings. The shares of MBI Common Stock to be received by affiliates of HomeCorp in the Merger will be legended as to the restrictions imposed upon resale of such stock.

      HomeCorp has agreed to provide MBI with a list of those persons who may be deemed to be affiliates at the time of the Special Meeting. HomeCorp has agreed to use all reasonable efforts to cause each such person to deliver to MBI prior to the Effective Time a written agreement to the effect that no sale will be made of any shares of MBI Common Stock received in the Merger by an affiliate of MBI except in accordance with the Securities Act and until such time as MBI shall first publish the financial results of at least 30 days of post-merger combined operations of HomeCorp and MBI. The certificates of MBI Common Stock issued to affiliates of HomeCorp in the Merger may contain an appropriate restrictive legend, and appropriate stop transfer orders may be given to the transfer agent for such certificates.

COMPARISON OF THE RIGHTS OF SHAREHOLDERS AND STOCKHOLDERS OF MBI
AND HOMECORP

      MBI is incorporated under the laws of the State of Missouri, while HomeCorp is incorporated under the laws of the State of Delaware. The rights of the shareholders of MBI are governed by MBI's Restated Articles of Incorporation, as amended, and by-laws and Chapter 351 of the Missouri Revised Statutes (the "Missouri Act"). The rights of HomeCorp stockholders are governed by HomeCorp's Certificate of Incorporation and by-laws and by the DGCL. The rights of HomeCorp stockholders who receive shares of MBI Common Stock in the Merger will thereafter be governed by MBI's Restated Articles of Incorporation, as amended, and by-laws and by the Missouri Act. The material rights of such stockholders, and, where applicable, the differences between the rights of MBI shareholders and HomeCorp stockholders, are summarized below.

      PREFERRED SHARE PURCHASE RIGHTS PLAN.  As described above under
"- Preferred Share Purchase Rights Plan," MBI Common Stock has attached Rights, which may deter certain takeover proposals. HomeCorp does not have a rights plan.

      SUPERMAJORITY PROVISIONS.  MBI's Restated Articles of
Incorporation, as amended, and MBI's by-laws contain provisions requiring a supermajority vote of the shareholders of MBI to approve certain proposals. Under both MBI's Restated Articles of Incorporation, as amended, and by-laws, removal by the shareholders of the entire Board of Directors or any individual director from office without cause requires the affirmative vote of not less than 75% of the total votes entitled to be voted at a meeting of shareholders called for the election of directors. Amendment by the shareholders of MBI's Restated Articles of Incorporation, as amended, or by-laws relating to (i) the number or qualification of directors; (ii) the classification of the Board of Directors; (iii) the filling of vacancies on the Board of Directors; or (iv) the removal of directors, requires the affirmative vote of not less than 75% of the total votes of MBI's then outstanding shares of capital stock entitled to vote, voting together as a single class, unless such amendment has previously been expressly approved by at least two-thirds of the Board of Directors. The Restated Articles of Incorporation, as amended, of MBI additionally provide that, in addition to any shareholder vote required under the Missouri Act, the affirmative vote of the holders of not less than 75% of the total votes to which all of the then outstanding shares of capital stock of MBI are entitled, voting together as a single class (the "Voting Stock"), shall be required for the approval of any Business Combination. A "Business Combination" is defined generally to include sales, exchanges, leases, transfers or other dispositions of assets, mergers or consolidations, issuances of securities, liquidations or dissolutions of MBI, reclassifications of securities or recapitalizations of MBI, involving MBI on the one hand, and an Interested Shareholder or an affiliate of an Interested Shareholder on the other hand. An "Interested Shareholder" is defined generally to include any person, firm, corporation or other entity which is the beneficial owner of 5% or more of the voting power of the outstanding Voting Stock. If, however, at least two-thirds of the Board of Directors of MBI approve the Business Combination, such Business Combination shall require only the vote of shareholders as provided by Missouri law or otherwise. The amendment of the provisions of MBI's Restated Articles relating to the approval of Business Combinations requires the affirmative vote of the holders of at least 75% of the Voting Stock unless such amendment has previously been approved by at least two-thirds of the Board of Directors. To the extent that a potential acquiror's strategy depends on the passage of proposals which require a supermajority vote of MBI's shareholders, such provisions requiring a supermajority vote may have the effect of discouraging takeover attempts that do not have Board approval by making passage of such proposals more difficult.

      The Certificate of Incorporation and by-laws of HomeCorp also contain provisions requiring a supermajority vote of the stockholders to approve certain proposals. Under the Certificate of Incorporation of HomeCorp, any amendments to the by-laws by stockholders require the affirmative vote of at least 80% of the total shares entitled to vote in elections of directors. Certain amendments to the Certificate of Incorporation also require an affirmative vote of at least 80% of then outstanding shares of stock of HomeCorp. In addition, approval of a merger or consolidation with an interested stockholder, the sale of substantially all of the assets of HomeCorp to an interested stockholder or the adoption of a proposal of dissolution of HomeCorp by an interested stockholder requires an affirmative vote of at least 80% of then outstanding shares of stock of HomeCorp.

      VOTING FOR DIRECTORS. MBI's by-laws provide for cumulative voting in the election of directors. Cumulative voting entitles each shareholder to cast an aggregate number of votes equal to the number of voting shares held, multiplied by the number of directors to be elected. Each shareholder may cast all such votes for one nominee or distribute them among two or more nominees, thus permitting holders of less than a majority of the outstanding shares of voting stock to achieve board representation. Neither HomeCorp's Certificate of Incorporation nor its by-laws provide for cumulative voting.

      CLASSIFIED BOARD. As described under "-- Classification of Board of Directors," the Board of Directors of MBI is divided into three classes of directors, with each class being elected to a staggered three-year term. By reducing the number of directors to be elected in any given year, the existence of a classified Board diminishes the benefits of the cumulative voting rights to minority shareholders. HomeCorp also has a classified Board of Directors with three classes of directors.

      ANTI-TAKEOVER STATUTES. The Missouri Act contains certain provisions applicable to Missouri corporations such as MBI which may be deemed to have an anti-takeover effect. Such provisions include Missouri's business combination statute and the control share acquisition statute.

      The Missouri business combination statute protects domestic corporations after hostile takeovers by prohibiting certain transactions once an acquiror has gained control. The statute restricts certain "Business Combinations" between a corporation and an "Interested Shareholder" or affiliates of the Interested Shareholder for a period of five years unless certain conditions are met. A "Business Combination" includes a merger or consolidation, certain sales, leases, exchanges, pledges and similar dispositions of corporate assets or stock and certain reclassifications and recapitalizations. An "Interested Shareholder" includes any person or entity which beneficially owns or controls 20% or more of the outstanding voting shares of the corporation.

      During the initial five-year restricted period, no Business Combination may occur unless such Business Combination or the transaction in which an Interested Shareholder becomes "interested" (the "Acquisition Transaction") was approved by the board of directors of the corporation on or before the date of the Acquisition Transaction. Business Combinations may occur after the five-year period following the Acquisition Transaction only if: (i) prior to the stock acquisition by the Interested Shareholder, the board of directors approves the transaction in which the Interested Shareholder became an Interested Shareholder or approves the Business Combination in question;
(ii) the holders of a majority of the outstanding voting stock, other than stock owned by the Interested Shareholder, approve the Business Combination; or (iii) the Business Combination satisfies certain detailed fairness and procedural requirements.

      The Missouri Act exempts from its provisions: (i) corporations not having a class of voting stock registered under Section 12 of the Exchange Act; (ii) corporations which adopt provisions in their articles of incorporation or by-laws expressly electing not to be covered by the statute; and (iii) certain circumstances in which a shareholder inadvertently becomes an Interested Shareholder. MBI's Restated Articles of Incorporation and by-laws do not contain an election to "opt out" of the Missouri business combination statute.

      The Missouri Act also contains a "Control Share Acquisition Statute" which provides that an "Acquiring Person" who after any acquisition of shares of a publicly traded corporation has the voting power, when added to all shares of the same corporation previously owned or controlled by the Acquiring Person, to exercise or direct the exercise of: (i) 20% but less than 33 1/3%, (ii) 33 1/3% or more but less than a majority or (iii) a majority, of the voting power of outstanding stock of such corporation, must obtain shareholder approval for the purchase of the "Control Shares." If approval is not given, the Acquiring Person's shares lose the right to vote. The statute prohibits an Acquiring Person from voting its shares unless certain disclosure requirements are met and the retention or restoration of voting rights is approved by both: (i) a majority of the outstanding voting stock, and (ii) a majority of the outstanding voting stock after exclusion of "Interested Shares." Interested Shares are defined as shares owned by the Acquiring Person, by directors who are also employees, and by officers of the corporation. Shareholders are given dissenters' rights with respect to the vote on Control Share Acquisitions and may demand payment of the fair value of their shares.

      A number of acquisitions of shares are deemed not to constitute Control Share Acquisitions, including good faith gifts, transfers pursuant to wills, purchases pursuant to an issuance by the corporation, mergers involving the corporation which satisfy the other requirements of the Missouri Act, transactions with a person who owned a majority of the voting power of the corporation within the prior year, or purchases from a person who has previously satisfied the provisions of the Control Share Acquisition Statute so long as the transaction does not result in the purchasing party having voting power after the purchase in a percentage range (such ranges are as set forth in the immediately preceding paragraph) beyond the range for which the selling party previously satisfied the provisions of the statute. Additionally, a corporation may exempt itself from application of the statute by inserting a provision in its articles of incorporation or by-laws expressly electing not to be covered by the statute. MBI's Restated Articles of Incorporation and by-laws do not contain an election to "opt out" of the Control Share Acquisition Statute.

      The DGCL applicable to HomeCorp contains a business combination statute similar to that contained in the Missouri Act. Like the Missouri business combination statute, the Delaware business combination statute generally prohibits a domestic corporation from engaging in mergers or other business combinations with Interested Persons (as defined in the DGCL) for a statutory time period. The prohibition can be avoided if the business combination is approved by the board of directors prior to the date on which the Interested Person acquires the requisite percentage of stock. The Missouri Act imposes a longer prohibition period on transactions with Interested Persons (five years) than the DGCL (three years), thereby potentially increasing the period during which a hostile takeover may be frustrated. In addition, the DGCL, unlike its Missouri counterpart, does not apply if the Interested Person obtains at least 85% of the corporation's voting stock upon consummation of the transactions which resulted in the stockholder becoming an Interested Person. Thus, a person acquiring at least 85% of the corporation's voting stock could circumvent the defensive provisions of the DGCL while being unable to do so under the Missouri Act. The DGCL does not contain a control share acquisition statute similar to that contained in the Missouri Act.

      DISSENTERS' RIGHTS. Under Section 351.455 of the Missouri Act, a shareholder of any corporation which is a party to a merger or consolidation, or which sells all or substantially all of its assets, has the right to dissent from such corporate action and to demand payment of the value of such shares. Under the DGCL, stockholders of HomeCorp are not entitled to appraisal rights in connection with the Merger. The DGCL has an exception from the appraisal rights provisions in circumstances in which the stockholder seeking to exercise such rights owns shares in a widely-held, publicly-traded corporation and is to receive, or continue to hold after the transaction under which such stockholder is seeking to exercise appraisal rights, shares of a widely-held, publicly-traded corporation.

      SHAREHOLDERS' AND STOCKHOLDERS' RIGHT TO INSPECT.  Under the
DGCL, any stockholder may inspect the corporation's stock ledger, stockholder list and other books and records for any proper purpose. A "proper purpose" is defined as a purpose reasonably related to such person's interest as a stockholder. The DGCL specifically provides that a stockholder may appoint an agent for the purpose of examining the stock ledger, list of stockholders or other books and records of the corporation. A stockholder may apply to the Delaware Court of Chancery to compel inspection in the event the stockholder's request to examine the books and records is refused. In general, the stockholder has the burden of proving an improper purpose where a stockholder requests to examine the stockholder ledger or stockholder list. The right of stockholders to inspect under the Missouri Act is generally similar to that of stockholders under the DGCL. Neither the Missouri Act nor Missouri case law, however, provides any specific guidance as to whether a shareholder may appoint an agent for the purpose of examining books and records or the extent to which a shareholder must have a "proper purpose." Accordingly, in comparison with the DGCL, in a given situation a Missouri shareholder may be provided with less guidance as to the scope of his or her ability to inspect the books and records of the corporation.

     SIZE OF BOARD OF DIRECTORS. As permitted under the Missouri Act, the number of directors on the Board of Directors of MBI is set forth in MBI's by-laws, which provide that the number of directors may be fixed from time to time at not less than 12 nor more than 24 by an amendment of the by-laws or by a resolution of the Board of Directors, in either case, adopted by the vote or consent of at least two-thirds of the number of directors then authorized under the by-laws. MBI's Board of Directors currently has twelve
(12) members. Similarly to the Missouri Act, the DGCL provides that a corporation may fix the number of directors in its Certificate of Incorporation or by-laws. The number of directors on the Board of Directors of HomeCorp is set forth in the Certificate of Incorporation of HomeCorp, which provides that the number of directors may be fixed from time to time exclusively by the Board of Directors pursuant to a resolution adopted by majority of the whole Board.

      The supermajority vote required for the amendment of MBI's by-laws regarding a change in the number of directors may have the effect of making it more difficult to force an immediate change in the composition of a majority of the Board of Directors and may be deemed to have an anti-takeover effect.

                    SUPERVISION AND REGULATION
                    --------------------------

GENERAL

      As a bank holding company, MBI is subject to regulation under the BHCA and its examination and reporting requirements. Under the BHCA, a bank holding company may not directly or indirectly acquire the ownership or control of more than 5% of the voting shares or substantially all of the assets of any company, including a bank or savings and loan association, without the prior approval of the Federal Reserve Board. In addition, bank holding companies are generally prohibited under the BHCA from engaging in nonbanking activities, subject to certain exceptions.

      MBI and its subsidiaries are subject to supervision and examination by applicable federal and state banking agencies. The earnings of MBI's subsidiaries, and therefore the earnings of MBI, are affected by general economic conditions, management policies and the legislative and governmental actions of various regulatory authorities, including the Federal Reserve Board, the OTS, the FDIC, the Office of the Comptroller of the Currency (the "Comptroller") and various state financial institution regulatory agencies. In addition, there are numerous governmental requirements and regulations that affect the activities of MBI and its subsidiaries.

CERTAIN TRANSACTIONS WITH AFFILIATES

      There are various legal restrictions on the extent to which a bank holding company and certain of its nonbank subsidiaries can borrow or otherwise obtain credit from its bank subsidiaries. In general, these restrictions require that any such extensions of credit must be on non-preferential terms and secured by designated amounts of specified collateral and be limited, as to any one of the holding company or such nonbank subsidiaries, to 10% of the lending bank's capital stock and surplus, and as to the holding company and all such nonbank subsidiaries in the aggregate, to 20% of such capital stock and surplus.

PAYMENT OF DIVIDENDS

      MBI is a legal entity separate and distinct from its wholly owned financial institutions and other subsidiaries. The principal source of MBI's revenues is dividends from its financial institution subsidiaries. Various federal and state statutory provisions limit the amount of dividends the affiliate financial institutions can pay to MBI without regulatory approval. The approval of the appropriate federal or state bank regulatory agencies is required for any dividend if the total of all dividends declared by the bank in any calendar year would exceed the total of the institutions net profits, as defined by regulatory agencies, for such year combined with its retained net profits for the preceding two years. In addition, a national bank or a state member bank may not pay a dividend in an amount greater than its net profits then on hand. The payment of dividends by any financial institution subsidiary may also be affected by other factors, such as the maintenance of adequate capital.

CAPITAL ADEQUACY

      The Federal Reserve Board has issued standards for measuring capital adequacy for bank holding companies. These standards are designed to provide risk-responsive capital guidelines and to incorporate a consistent framework for use by financial institutions operating in major international financial markets. The banking regulators have issued standards for banks that are similar to, but not identical with, the standards for bank holding companies.

      In general, the risk-related standards require financial institutions and financial institution holding companies to maintain capital levels based on "risk-adjusted" assets, so that categories of assets with potentially higher credit risk will require more capital backing than categories with lower credit risk. In addition, financial institutions and financial institution holding companies are required to maintain capital to support off-balance sheet activities such as loan commitments.

FDIC INSURANCE ASSESSMENTS

      The subsidiary depository institutions of MBI are subject to FDIC deposit insurance assessments. The FDIC has adopted a risk-based premium schedule. Each financial institution is assigned to one of three capital groups -- well capitalized, adequately capitalized or undercapitalized -- and further assigned to one of three subgroups within a capital group, on the basis of supervisory evaluations by the institution's primary federal and, if applicable, state supervisors, and on the basis of other information relevant to the institution's financial condition and the risk posed to the applicable insurance fund. The actual assessment rate applicable to a particular institution will, therefore, depend in part upon the risk assessment classification so assigned to the institution by the FDIC. See "- FIRREA and FDICIA."

      The Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA"), adopted in August 1989 to provide for the resolution of insolvent savings associations, required the FDIC to establish separate deposit insurance funds -- the BIF for banks and the Savings Association Insurance Fund ("SAIF") for savings associations. FIRREA also required the FDIC to set deposit insurance assessments at such levels as would cause BIF and SAIF to reach their "designated reserve ratios" of 1.25 percent of the deposits insured by them within a reasonable period of time. Due to low costs of resolving bank insolvencies in the last few years, BIF reached its designated reserve ratio in May 1995. As a result, effective January 1, 1996, the FDIC eliminated deposit insurance assessments (except for the minimum $2,000 payment required by law) for banks that are well capitalized and well managed and reduced the deposit insurance assessments for all other banks. As of January 1, 1996, the SAIF had not reached the designated reserve ratio. MBI, which has acquired substantial amounts of SAIF-insured deposits during the years from 1989 to the present, is required to pay SAIF deposit insurance premiums on these SAIF-insured deposits.

      The Deposit Insurance Funds Act of 1996 (the "Funds Act"), enacted on September 30, 1996, required the FDIC to take immediate steps to recapitalize the SAIF and to change the basis on which funds are raised to make the scheduled payments on the FICO bonds issued in 1987 to replenish the Federal Savings and Loan Insurance Corporation. The new legislation, combined with regulations issued by the FDIC immediately after enactment of the Funds Act, provides for the following:

                 (i) A special assessment in the amount of 65.7 basis points on SAIF-insured deposits held by depository institutions on March 31, 1995 (the special assessment was required by the Funds Act to recapitalize the SAIF to the designated reserve ratio of
            1.25 percent of the deposits insured by SAIF). Payments of this assessment were made in November 1996, but were accrued by financial institutions in the third calendar quarter of 1996. Institutions such as MBI that have deposits insured by both the BIF and the SAIF ("Oakar Banks") were required to pay the special assessment on 80% of their "adjusted attributable deposit amounts" ("AADA"). In addition, for purposes of future regular deposit insurance assessments, the AADA on which Oakar Banks pay assessments to SAIF was also reduced by 20%.

                 (ii) Commencing January 1, 1997, BIF insured institutions will be responsible for a portion of the annual carrying costs of the FICO bonds. Such institutions will be assessed at 80% of the rate applicable to SAIF-insured institutions until December 31, 1999. Additionally, pursuant to the Funds Act, if the reserves in BIF at the end of any semiannual assessment period exceed 1.25% of insured deposits, the FDIC is required to refund the excess to the BIF-insured institutions.

                 (iii) The merger of the BIF and the SAIF on January 1, 1999 to create the Deposit Insurance Fund, but only if no more savings associations are in existence at that time. The Deposit Act also directs the Secretary of the Treasury to conduct a study and submit recommendations to Congress regarding the establishment of a common charter for depository institutions.

PROPOSALS TO OVERHAUL THE SAVINGS ASSOCIATION INDUSTRY

      Proposals have been introduced in the U.S. Congress that, if adopted, would overhaul the savings association industry. The most significant of these proposals would merge the Comptroller and the OTS, abolish the federal savings association charter and require federal thrifts to convert to commercial banks. MBI cannot predict whether these or any other legislative proposals will be enacted, or, if enacted, the final form of the law.

SUPPORT OF SUBSIDIARY BANKS

      Under Federal Reserve Board policy, MBI is expected to act as a source of financial strength to each subsidiary bank and to commit resources to support each of the subsidiaries in circumstances where it might not choose to do so absent such a policy. This support may be required at times when MBI may not find itself able to provide it. In addition, any capital loans by MBI to any of its subsidiaries would also be subordinate in right of payment to deposits and certain other indebtedness of such subsidiary.

      Consistent with this policy regarding bank holding companies serving as a source of financial strength for their subsidiary banks, the Federal Reserve Board has stated that, as a matter of prudent banking, a bank holding company generally should not maintain a rate of cash dividends unless its net income available to common shareholders has been sufficient to fully fund the dividends and the prospective rate of earnings retention appears consistent with the bank holding company's capital needs, asset quality and overall financial condition.

FIRREA AND FDICIA

      FIRREA contains a cross-guarantee provision which could result in insured depository institutions owned by MBI being assessed for losses incurred by the FDIC in connection with assistance provided to, or the failure of, any other insured depository institution owned by MBI. Under FIRREA, failure to meet the capital guidelines could subject a banking institution to a variety of enforcement remedies available to federal regulatory authorities, including the termination of deposit insurance by the FDIC.

      The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") made extensive changes to the federal banking laws. FDICIA instituted certain changes to the supervisory process, including provisions that mandate certain regulatory agency actions against undercapitalized institutions within specified time limits. FDICIA contains various other provisions that may affect the operations of banks and savings institutions.

      The prompt corrective action provision of FDICIA requires the federal banking regulators to assign each insured institution to one of five capital categories ("well capitalized," "adequately capitalized" or one of three "undercapitalized" categories) and to take progressively more restrictive actions based on the capital categorization, as specified below. Under FDICIA, capital requirements would include a leverage limit, a risk-based capital requirement and any other measure of capital deemed appropriate by the federal banking regulators for measuring the capital adequacy of an insured depository institution. All institutions, regardless of their capital levels, are restricted from making any capital distribution or paying any management fees that would cause the institution to fail to satisfy the minimum levels for any relevant capital measure.

      The FDIC and the Federal Reserve Board adopted capital-related regulations under FDICIA. Under those regulations, a bank will be well capitalized if it: (i) had a risk-based capital ratio of 10% or greater; (ii) had a ratio of Tier 1 capital to risk-adjusted assets of 6% or greater; (iii) had a ratio of Tier 1 capital to adjusted total assets of 5% or greater; and
(iv) was not subject to an order, written agreement, capital directive, or prompt corrective action directive to meet and maintain a specific capital level for any capital measure. An association will be adequately capitalized if it was not "well capitalized" and: (i) had a risk-based capital ratio of 8% or greater; (ii) had a ratio of Tier 1 capital to risk-adjusted assets of 4% or greater; and (iii) had a ratio of Tier 1 capital to adjusted total assets of 4% or greater (except that certain associations rated "Composite 1" under the federal banking agencies' CAMEL rating system may be adequately capitalized if their ratios of core capital to adjusted total assets were 3% or greater).

      FDICIA also makes extensive changes in existing rules regarding audits, examinations and accounting. It generally requires annual on-site, full scope examinations by each bank's primary federal regulator. It also imposes new responsibilities on management, the independent audit committee and outside accountants to develop or approve reports regarding the effectiveness of internal controls, legal compliance and off-balance sheet liabilities and assets.

DEPOSITOR PREFERENCE STATUTE

      Legislation enacted in August 1993 provides a preference for deposits and certain claims for administrative expenses and employee compensation against an insured depository institution, in the liquidation or other resolution of such an institution by any receiver. Such obligations would be afforded priority over other general unsecured claims against such an institution, including federal funds and letters of credit, as well as any obligation to shareholders of such an institution in their capacity as such.

THE INTERSTATE BANKING AND COMMUNITY DEVELOPMENT LEGISLATION

      In September 1994, legislation was enacted that is expected to have a significant effect in restructuring the banking industry in the United States. The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 ("Riegle-Neal") facilitates the interstate expansion and consolidation of banking organizations by permitting (i) bank holding companies that are adequately capitalized and managed to acquire banks located in states outside their home states regardless of whether such acquisitions are authorized under the law of the host state, (ii) the interstate merger of banks after June 1, 1997, subject to the right of individual states to "opt in" or to "opt out" of this authority before that date, (iii) banks to establish new branches on an interstate basis provided that such action is specifically authorized by the law of the host state, (iv) foreign banks to establish, with approval of the regulators in the United States, branches outside their home states to the same extent that national or state banks located in the home state would be authorized to do so, and (v) banks to receive deposits, renew time deposits, close loans, service loans and receive payments on loans and other obligations as agent for any bank or thrift affiliate, whether the affiliate is located in the same state or a different state. One effect of Riegle-Neal is to permit MBI to acquire banks located in any state and to permit bank holding companies located in any state to acquire banks and bank holding companies in Missouri. Overall, Riegle-Neal is likely to have the effects of increasing competition and promoting geographic diversification in the banking industry.

               RELATIONSHIP WITH INDEPENDENT ACCOUNTANTS
               -----------------------------------------

      KPMG Peat Marwick LLP served as MBI's independent accountants for the year ended December 31, 1996 and continues to serve in such capacity. Services provided in connection with the audit function included examination of the annual consolidated financial statements, review and consultation regarding filings with the Commission and other regulatory authorities and consultation on financial accounting and reporting matters.

      Ernst & Young LLP served as HomeCorp's independent accountants for the year ended December 31, 1996 and continues to serve in such capacity. Services provided in connection with the audit function included examination of the annual consolidated financial statements and consultation on financial accounting and reporting matters.

                           LEGAL MATTERS
                           -------------

      Certain legal matters will be passed upon for MBI by Thompson Coburn, St. Louis, Missouri and for HomeCorp by Silver, Freedman & Taff L.L.P., Washington, D.C.

                              EXPERTS
                              -------

      The consolidated financial statements of MBI as of December 31, 1996, 1995 and 1994, and for each of the years in the three-year period ended December 31, 1996, incorporated by reference in MBI's Annual Report on Form 10-K, and the supplemental consolidated financial statements of MBI as of December 31, 1996, 1995 and 1994, and for each of the years in the three-year period ended December 31, 1996, contained in MBI's Current Report on Form 8-K dated May 13, 1997 (as amended by Form 8-K/A dated May 22, 1997), have been incorporated by reference herein in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, whose reports are incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

      The consolidated financial statements of HomeCorp, Inc. and subsidiary at December 31, 1996 and 1995, and for each of the two years in the period ended December 31, 1996, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

      The consolidated financial statements of HomeCorp as of December 31, 1994 and for the year then ended have been included herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, whose report is included herein and upon the authority of said firm as experts in accounting and auditing.

      The consolidated financial statements of Roosevelt as of December 31, 1996 and 1995, and for each of the years in the three-year period ended December 31, 1996, incorporated by reference in MBI's Current Report on Form 8-K, dated July 1, 1997, have been incorporated herein in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, whose report has been incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

                           OTHER MATTERS
                           -------------

      The Board of Directors of HomeCorp, at the date hereof, is not aware of any business to be presented at the Special Meeting other than that referred to in the Notice of Special Meeting and discussed herein. If any other matter should properly come before the Special Meeting, the persons named as proxies will have discretionary authority to vote the shares represented by proxies in accordance with their discretion and judgment as to the best interests of HomeCorp.

                       SHAREHOLDER PROPOSALS
                       ---------------------

      If the Merger is approved, the other conditions to the Merger are satisfied and the Merger is consummated, stockholders of HomeCorp will become shareholders of MBI at the Effective Time. MBI shareholders may submit to MBI proposals for formal consideration at the annual meeting of MBI's shareholders and inclusion in MBI's proxy statement for such meeting. All such proposals for the 1998 annual meeting of MBI's shareholders were required to have been received in writing by the Corporate Secretary at Mercantile Bancorporation Inc., P.O. Box 524, St. Louis, Missouri 63166-0524 by November 22, 1997.

                 CONSOLIDATED FINANCIAL STATEMENTS

                               INDEX
                               -----
                                                                  Page
                                                                  ----

REPORT OF INDEPENDENT AUDITORS -- ERNST &
YOUNG LLP                                                         F-1

REPORT OF INDEPENDENT AUDITORS -- KPMG PEAT
MARWICK LLP                                                       F-2

CONSOLIDATED BALANCE SHEETS AS OF
SEPTEMBER 30, 1997 (UNAUDITED) AND
DECEMBER 31, 1996 AND 1995                                        F-3

CONSOLIDATED STATEMENTS OF OPERATIONS FOR
THE NINE MONTHS ENDED SEPTEMBER 30, 1997 AND
1996 (UNAUDITED) AND THE YEARS ENDED
DECEMBER 31 1996, 1995  AND 1994                                  F-4

CONSOLIDATED STATEMENTS OF CHANGES IN
STOCKHOLDERS' EQUITY FOR THE NINE MONTHS
ENDED SEPTEMBER 30, 1997 (UNAUDITED) AND THE
YEARS ENDED DECEMBER 31, 1996, 1995  AND 1994                     F-5

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR
THE NINE MONTHS ENDED SEPTEMBER 30, 1997 AND
1996 (UNAUDITED) AND THE YEARS ENDED
DECEMBER 31, 1996, 1995 AND 1994                                  F-6 to F-7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                        F-8 to F-38

                   INDEPENDENT AUDITORS' REPORT
                   ----------------------------

Board of Directors
HomeCorp, Inc.

We have audited the accompanying consolidated balance sheets of HomeCorp, Inc. and subsidiary (the Company) as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated statements of operations, stockholders' equity and cash flows of HomeCorp, Inc. and subsidiary for the year ended December 31, 1994 were audited by other auditors whose report dated February 24, 1995 expressed an unqualified opinion on those statements and included an explanatory paragraph that disclosed the change in the Company's method of accounting for goodwill discussed in Note 1 to these financial statements.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 1996 and 1995 financial statements referred to above present fairly, in all material respects, the consolidated financial position of HomeCorp, Inc. and subsidiary at December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

As disclosed in Note 1 to the consolidated financial statements, in 1996 the Company changed its method of accounting for mortgage servicing rights.


/s/ Ernst & Young LLP

Chicago, Illinois
January 22, 1997

                    [Letterhead of  KPMG Peat Marwick LLP]


                   INDEPENDENT AUDITORS' REPORT
                   ----------------------------


The Board of Directors
HomeCorp, Inc:

We have audited the consolidated statements of operations, changes in stockholders' equity and cash flows of HomeCorp, Inc. and subsidiary for the year ended December 31, 1994. These consolidated financial statements are the responsibility of HomeCorp's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of HomeCorp, Inc. and subsidiary for the year ended December 31, 1994, in conformity with generally accepted accounting principles.

As discussed in note 1 to the consolidated financial statements, HomeCorp changed its method of accounting for goodwill to adopt the provisions of the Financial Accounting Standards Board's SFAS No. 72, "Accounting for Certain Acquisitions of Banking and Thrift Institutions," on January 1, 1994.


/s/ KPMG Peat Marwick LLP

Chicago, Illinois
February 24, 1995

                                                   HOMECORP, INC. AND SUBSIDIARY
                                                    CONSOLIDATED BALANCE SHEETS

                                                               SEPTEMBER 30                   DECEMBER 31,
                                                               ------------          --------------------------------
                                                                   1997                  1996                1995
                                                                   ----                  ----                ----
                                                                (UNAUDITED)

ASSETS
------

Cash and cash equivalents:
   Cash on hand and noninterest-bearing deposits               $ 11,648,446          $ 13,959,409        $  7,633,563
   Interest-bearing deposits                                        177,652               181,083             388,208
   Federal funds sold                                                    --                    --           2,389,798
   Total cash and cash equivalents                               11,826,098            14,140,492          10,411,569

Investment securities held to maturity
   (approximate fair value of $5,385,000,
   $5,471,000 and $6,412,000 in 1997, 1996 and
   1995 respectively)                                             5,500,794             5,502,353           6,504,355
Investment securities available for sale, at fair value          11,729,058            12,496,885           8,311,118
Mortgage-backed securities held to maturity
   (approximate fair value of $16,183,000,
   $18,577,000 and $24,146,000 in 1997, 1996
   and 1995 respectively)                                        16,342,000            18,858,630          24,487,509
Federal Home Loan Bank Stock, at cost                             1,637,000             2,079,000           2,279,400
Loans receivable, net                                           261,917,162           259,139,564         261,021,836
Mortgage loans held for sale                                      2,189,873             1,872,513           4,741,405
Foreclosed real estate, net                                       5,288,037             9,647,661           9,790,004
Investments in real estate developments                           3,738,205             5,094,960           4,059,899
Premises and equipment                                            3,603,778             3,869,381           3,629,608
Accrued interest receivable                                       1,836,624             1,823,540           1,850,490
Other assets                                                      1,268,665             1,299,495             939,404

       Total Assets                                            $326,877,294          $335,824,474        $338,026,597

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
   Deposits                                                    $299,147,543          $311,754,446        $314,293,883
   Short term borrowing                                           2,400,000                    --                  --
   Advance payments by borrowers for taxes
     and insurance                                                  526,078             1,329,965           2,075,471
   Other liabilities                                              2,481,214             1,881,807           1,233,743
       Total Liabilities                                        304,554,835           314,966,218         317,603,097

Stockholders' equity:
   Preferred stock, $.01 par value; authorized
     1,000,000 shares; no shares
     outstanding                                                         --                    --                  --
   Common stock, $.01 par value; authorized
     5,000,000 shares; 1,707,527, 1,128,779 and
     1,126,371 shares issued and
     outstanding in 1997, 1996 and 1995,
     respectively                                                    17,075                11,287              11,264
   Additional paid-in capital                                     6,609,982             6,492,542           6,465,178
   Retained earnings                                             15,674,654            14,332,532          13,973,701
   Unrealized gain (loss) on securities available
     for sale, net of taxes                                          20,748                21,895             (26,643)

       Total Stockholders' Equity                                22,322,459            20,858,256          20,423,500

       Total Liabilities and Stockholders'
         Equity                                                $326,877,294          $335,824,474        $338,026,597

See accompanying notes to consolidated financial statements.

                                                   HOMECORP, INC. AND SUBSIDIARY
                                               CONSOLIDATED STATEMENTS OF OPERATIONS

                                                     NINE MONTHS ENDED
                                                        SEPTEMBER 30,                YEARS ENDED DECEMBER 31,
                                                     ------------------       ---------------------------------------
                                                     1997          1996          1996          1995          1994
                                                     ----          ----          ----          ----          ----
                                                         (UNAUDITED)

Interest Income:
   Loans receivable                              $16,220,368    $16,172,102   $21,788,251   $21,316,412   $18,198,107
   Investment securities and other                 1,125,618      1,054,777     1,352,273     1,585,403     1,702,218
   Mortgage-backed securities                        798,596        946,088     1,240,782     1,534,009     1,620,717
     Total interest income                        18,144,582     18,172,967    24,381,306    24,435,824    21,521,042
Interest expense:
   Deposits                                       10,877,494     11,031,663    14,748,617    14,967,400    12,470,895
   Borrowed funds                                     15,469         74,023       136,610        97,198        25,304
     Total interest expense                       10,892,963     11,105,686    14,885,227    15,064,598    12,496,199
Net interest income                                7,251,619      7,067,281     9,496,079     9,371,226     9,024,843
   Provision for loan losses                         220,000        395,000       565,000       360,000       240,000
     Net interest income after provision for
     loan losses                                   7,031,619      6,672,281     8,931,079     9,011,226     8,784,843
Noninterest income:
   Loan fees and service charges                   1,416,237      1,252,084     1,699,220     1,455,525     1,486,466
   Gain (loss) on sale of:
     Loans receivable                                302,877        729,465       943,573       292,588      (145,208)
     Securities available for sale                    (8,651)            --       (10,259)        4,458       126,720
   Income (loss) from real estate developments     1,020,890        374,546       861,175       (53,673)      445,079
   Operations of real estate owned                   360,614        350,947       471,109       115,573            --
   Other                                             142,378        105,914       165,512       129,370       166,721
     Total noninterest income                      3,234,345      2,812,956     4,130,330     1,943,841     2,079,778
Noninterest expense:
   Compensation and benefits                       4,111,390      3,772,677     5,122,278     4,542,135     4,380,316
   Office occupancy and equipment                    958,833        923,441     1,223,133     1,171,536     1,090,900
   Data processing                                   643,877        673,133       902,811       727,200       666,717
   Federal deposit insurance premium                 339,050        634,122       860,153       843,495       896,704
   Savings Association Insurance Fund
   special assessment                                     --      2,042,942     2,042,942            --            --
   Other                                           1,536,117      1,433,793     2,002,153     1,719,914     1,461,734
   Amortization of goodwill                               --             --            --            --       807,603
     Total Noninterest expense                     7,589,267      9,480,108    12,153,470     9,004,280     9,303,974

Provision for loss on foreclosed real estate         505,000             --       100,000            --            --
Provision for credit enhancement costs                    --             --       246,000            --            --
     Total noninterest expense                     8,094,267      9,480,108    12,499,470     9,004,280     9,303,974
Income before income taxes and cumulative
   effect of change in accounting principle        2,171,697          5,129       561,939     1,950,787     1,560,647
Income taxes                                         829,575         (5,093)      203,108       743,305       932,600
Income before cumulative effect of change in
   accounting principle                            1,342,122         10,222       358,831     1,207,482       628,047
Cumulative effect of change in accounting
   for goodwill                                           --             --            --            --    (4,340,424)
Net income (loss)                                $ 1,342,122    $    10,222   $   358,831   $ 1,207,482   $(3,712,377)
Earnings per common and common equivalent share:
   Income before cumulative effect of change in
     accounting principle                               0.74           0.01          0.30          1.03          0.54
   Cumulative effect of change in accounting
     for goodwill                                         --             --            --            --         (3.75)
   Net income (loss)                             $      0.74    $      0.01   $      0.30   $      1.03   $     (3.21)

See accompanying notes to consolidated financial statements.

                                     HOMECORP, INC. AND SUBSIDIARY
                            CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                   YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994 AND THE NINE MONTHS
                                       ENDED SEPTEMBER 30, 1997

                                                        ADDITIONAL                       UNREALIZED        TOTAL
                                             COMMON      PAID-IN        RETAINED         GAIN (LOSS)    STOCKHOLDERS'
                                             STOCK       CAPITAL        EARNINGS        ON SECURITIES       EQUITY
                                             -----       -------        --------        -------------       ------

Balance at December 31, 1993                $11,220     $6,435,874     $16,478,596        $       --      $22,925,690

   Implementation of change in
     accounting for investment
     securities, net of tax effect
     of $74,151                                  --             --              --           115,981          115,981
   Change in unrealized gain for
     investment securities available
     for sale, net of tax effect
     of $(192,109)                               --             --              --          (300,479)        (300,479)
   Net loss                                      --             --      (3,712,377)               --       (3,712,377)

Balance at December 31, 1994                 11,220      6,435,874      12,766,219          (184,498)      19,028,815

   Stock options exercised                       44         29,304              --                --           29,348

   Change in unrealized loss for
     investment securities available
     for sale, net of tax effect
     of $97,026                                  --             --              --           157,855          157,855
   Net income                                    --             --       1,207,482                --        1,207,482

Balance at December 31, 1995                 11,264      6,465,178      13,973,701           (26,643)      20,423,500

   Stock options exercised                       23         27,364              --                --           27,387
   Change in unrealized loss for
     investment securities available
     for sale, net of tax effect
     of $34,629                                  --             --              --            48,538           48,538
   Net income                                    --             --         358,831                --          358,831

Balance at December 31, 1996                $11,287     $6,492,542     $14,332,532        $   21,895      $20,858,256

   Effect 3-for-2 stock split (unaudited)     5,643         (5,643)             --                --               --
   Stock options exercised (unaudited)          145        123,083              --                --          123,228
   Change in unrealized loss for
     investment securities available
     for sale, net of tax effect
     of $734 (unaudited)                         --             --              --            (1,147)          (1,147)
   Net income (unaudited)                        --             --       1,342,122                --        1,342,122

Balance at September 30, 1997 (unaudited)   $17,075     $6,609,982     $15,674,654           $20,748      $22,322,459

See accompanying notes to consolidated financial statements.

                                     HOMECORP, INC. AND SUBSIDIARY
                                 CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                      NINE MONTHS ENDED
                                                        SEPTEMBER 30,                 YEARS ENDED DECEMBER 31,
                                                      -----------------        ---------------------------------------
                                                      1997         1996           1996          1995          1994
                                                      ----         ----           ----          ----          ----
                                                         (UNAUDITED)
Cash flows from operating activities:
   Net income (loss)                              $ 1,342,122   $    10,221    $   358,831  $  1,207,482  $ (3,712,377)
   Adjustment to reconcile net income to net cash
     provided (used) by operating activities:
     Amortization of:
       Goodwill                                            --            --             --            --       807,603
       Premiums and discounts on loans,
         mortgage-backed securities
         and investment securities                     47,953       108,713        141,605       160,149       134,825
     (Income) loss from real estate
       developments                                (1,020,890)     (374,546)      (861,175)       53,673      (445,079)
     Provision for loan losses                        220,000       395,000        565,000       360,000       240,000
     Provision for loss on foreclosed
       real estate                                    505,000            --        100,000            --            --
     Provision for credit enhancement costs                --            --        246,000            --            --
     Net (gain) loss on sale of:
       Loans receivable                              (302,877)     (729,465)      (943,573)     (292,588)      145,208
       Mortgage-backed and investment
         securities                                     8,651            --         10,259        (4,458)     (126,720)
     Depreciation and amortization of premises
       and equipment                                  330,997       347,003        461,730       457,276       420,516
     Decrease (increase) in loans held for sale      (317,360)    3,147,970      2,868,892    (4,629,485)    1,714,697
     Cumulative effect of change in
        accounting principle                               --            --             --            --     4,340,424
     Increase (decrease) in cash flows due to
       changes in:
     Accrual for SAIF                                      --     2,042,942             --            --            --
       Accrued interest and other assets               17,746      (453,685)      (333,141)      160,906     1,907,572
       Other liabilities                              599,407       (45,869)       648,064      (361,304)      453,447
   Total adjustments                                   88,627     4,438,063      2,903,661    (4,095,831)    9,592,493
Net cash provided (used) by operating activities  $ 1,430,749   $ 4,448,284    $ 3,262,492  $ (2,888,349) $  5,880,116
Cash flows from investing activities:
   Loan organizations, net of principal payments
     on loans                                      (1,395,601)   (4,196,418)       309,786   (10,939,715)  (11,755,120)
   Purchase of:
     Loans receivable                              (3,304,393)   (5,201,609)    (7,201,609)  (10,613,318)   (8,591,011)
     Mortgage-backed and investment
       securities                                  (2,000,000)   (1,500,000)    (1,500,000)   (7,000,000)   (7,458,988)
     Securities available for sale                 (6,526,230)   (6,997,032)    (6,997,032)   (1,986,456)      (68,154)
     Certificates of deposit                               --    (7,000,000)    (7,000,000)  (11,000,000)  (10,000,000)
     Premises and equipment                           (65,394)     (147,417)      (701,503)     (416,736)     (177,429)
   Investment in foreclosed real estate                24,852       (23,932)       (24,271)   (1,199,982)           --
   Investment in real estate developments            (312,230)     (977,360)    (1,245,828)   (1,214,254)   (2,254,538)
   Principal payments on mortgage-backed
     securities                                     2,445,721     4,688,243      5,484,928     3,821,207     6,449,575
   Principal repayments of securities available
     for sale                                         771,189     1,086,005      1,415,939     1,536,713     2,766,946
   Proceeds from sales of:
     Mortgage loans                                        --            --      6,679,881            --     3,936,160
     Securities available for sale                  2,506,379            --      1,481,140     2,554,366     6,130,108
     Real estate developments                              --        67,500         67,500       267,000       362,854
     Foreclosed real estate                         4,381,705        61,172        291,145       717,794       414,391
   Proceeds from maturities of:
     Certificates of deposit                               --     7,000,000      7,000,000    13,000,000     9,000,000
     Investment securities                          2,000,000     2,500,000      2,500,000    10,000,000     4,000,000
     Securities available for sale                  4,000,000     1,986,456      1,986,456            --            --
   Redemption of FHLB stock                           442,000       171,900        200,400            --        91,400
   Distributions of income on real estate
     partnerships                                   2,689,875       146,677      1,004,442     1,208,682     1,139,149
     Net cash provided (used) by investing
       activities                                 $ 5,657,873   $(8,335,815)   $ 3,751,374  $(11,264,699) $ (6,014,657)


                                    F-6

                                                      NINE MONTHS ENDED
                                                        SEPTEMBER 30,                   YEARS ENDED DECEMBER 31,
                                                      -----------------         ---------------------------------------
                                                      1997         1996            1996          1995         1994
                                                      ----         ----            ----          ----         ----
                                                         (UNAUDITED)
Cash flows from financing activities:
   Net increase (decrease) in deposits            (12,606,903)  (647,433,636)    (2,539,437)    6,688,797        18,586
     Repayment of borrowings                               --             --             --            --      (237,175)
   Net increase (decrease) in borrowings            2,400,000      8,300,000             --            --            --
   Net increase (decrease) in advance payments
     by borrowers for taxes and insurance             803,887     (1,401,950)      (745,506)     (107,492)      237,405
   Net cash provided (used) by financing
     activities                                    (9,403,016)       424,414     (3,284,943)    6,581,305        18,816
   Net increase (decrease) in cash and cash
     equivalents                                   (2,314,394)    (3,463,117)     3,728,923    (7,571,743)     (115,725)
Cash and cash equivalents at beginning of year     14,140,492     10,411,569     10,411,569    17,983,312    18,099,037
Cash and cash equivalents at end of year         $ 11,826,098  $   6,948,452    $14,140,492   $10,411,569   $17,983,312
Supplemental Information
   Cash payment during the period for:
     Interest                                      10,794,742     10,873,350     14,877,972    15,061,696    12,470,018
     Taxes                                            256,000        240,000        195,000       640,400       629,000
   Non-cash investing activity:
     Transfer of loans to real estate owned           551,933             --        294,531     5,841,292       782,691
   Loans held for sale:
     Origination                                   18,247,425     42,972,403     51,706,526    60,411,504    14,399,386
     Sales                                       $ 22,367,646  $  44,232,233    $54,575,418   $55,782,019   $16,114,083

See accompanying notes to consolidated financial statements.

                      HOMECORP, INC. AND SUBSIDIARY

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    DECEMBER 31, 1996, 1995 AND 1994

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

            The following comprise the significant accounting policies which Homecorp, Inc. and Subsidiary ("HomeCorp") follows in preparing and presenting its consolidated financial statements:

            a. BUSINESS. HomeCorp, Inc. is a savings bank holding company and owns all the outstanding capital stock of HomeBanc, a federal savings bank (HomeBanc). HomeCorp has no business operations independent of HomeBanc.

            As a community oriented savings bank, HomeBanc offers a range of retail banking services through its ten offices located in Winnebago, Stephenson, and Lee Counties, Illinois. HomeBanc is principally engaged in the business of attracting deposits from the general public and using such deposits, together with borrowings and other funds, to originate residential and commercial mortgage loans, consumer loans, construction loans, and commercial business loans. Through a subsidiary, HomeBanc also offers a full line of securities brokerage services.

            b. USE OF ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

            c. PRINCIPLES OF CONSOLIDATION. The accompanying consolidated financial statements include the accounts of HomeCorp, Inc., its wholly owned subsidiary, HomeBanc, fsb, and HomeBanc's wholly owned subsidiary, Home Federal Service Corporation. All significant intercompany transactions and balances have been eliminated in consolidation.

            d. CASH AND CASH EQUIVALENTS. HomeCorp's interest-bearing deposits are available upon demand. Federal funds are sold for one day periods.

            e. INVESTMENT SECURITIES HELD TO MATURITY. Investment securities are carried at cost, adjusted for amortization of premium and accretion of discount using the interest method. It is management's intention and their opinion that they have the ability to hold these securities to maturity. Amortization of premiums and accretion of discounts is recognized in interest income over the estimated lives of the respective securities using the interest method. Gains and losses on the sale of investment securities are determined using the specific identification method.

            f. INVESTMENT SECURITIES AVAILABLE FOR SALE. Investment securities available for sale are carried at estimated fair value with fluctuations from amortized cost reflected, net of tax, as a component of stockholders' equity.

                      HOMECORP, INC. AND SUBSIDIARY

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    DECEMBER 31, 1996, 1995 AND 1994

            g. MORTGAGE-BACKED SECURITIES. Mortgage-backed securities represent participating interests in pools of first mortgage loans originated and serviced by the issuers of the securities and are generally backed by agencies of the federal government. These securities are carried at current unpaid principal balances, adjusted for premiums and discounts as it is management's intention and their opinion that they have the ability to hold them to maturity. Amortization of premiums and accretion of discounts is recognized in interest income over the estimated lives of the respective securities using the interest method.

            Gains and losses on the sale of mortgage-backed securities are determined using the specific identification method.

            Amortization of premiums and accretion of discounts are recognized as interest income using the interest method over the estimated lives of the securities.

            Gains and losses on the sales of securities are determined using the specific identification method.

            h.    LOANS RECEIVABLE AND ALLOWANCE FOR LOAN LOSSES.
      Loans are stated at their outstanding unpaid principal balances net of any deferred fees or costs, or unamortized premiums or discounts on purchased loans. Interest income is accrued on the unpaid principal balance. Discounts and premiums are amortized to income using the interest method. Loan origination fees net of certain direct origination costs are deferred and recognized as an adjustment of the yield of the related loans.

            Generally, a loan is classified as nonaccrual when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about collectibility of principal or interest. When a loan is placed on nonaccrual status, unpaid interest credited to income in the current year is reversed. Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management's judgment as to the collectibility of principal.

            Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

            The allowance for loan losses is established through provisions for loan losses charged against income. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any are credited to the allowance.

            A loan is impaired when, based upon current information and events, it is probable that HomeBanc will be unable to collect all amounts due according to the contractual terms of the loan agreement. Management regularly reviews delinquent loans, significant loans and potential

                      HOMECORP, INC. AND SUBSIDIARY

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    DECEMBER 31, 1996, 1995 AND 1994

      problem loans (based upon information available to management) to determine if the impairment criterion has been met.

            A loan is automatically classified as impaired when it reaches 90 days delinquent. Applicable loans less than 90 days delinquent are evaluated and classified as impaired on a case by case basis. Once classified as impaired, the necessity for an impairment reserve is based upon one of three methodologies: the present value of expected future cash flows discounted using the loan's initial effective interest rate, a loan's observable market price, or the fair value of the collateral.

            Management determines the appropriate method on a case by case basis. HomeBanc charges-off principal of impaired loans when a total loss of principal has been deemed to have occurred or when collection efforts have ceased.

            The allowance for loan losses is maintained at a level believed adequate by management to absorb estimated probable loan losses. Management's periodic evaluation of the adequacy of the allowance is based on HomeCorp's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions, and other relevant factors. This evaluation is inherently subjective as it requires estimates of the amounts and timing of future cash flows expected to be received on impaired loans.

            i. MORTGAGE LOANS HELD FOR SALE. Mortgage loans held for sale are stated at the lower of aggregate cost or market value. Deferred loan origination fees and expenses on these loans are not amortized and are recorded as income or expense when the loans are sold.

            j. MORTGAGE SERVICE RIGHTS. On January 1, 1996, HomeCorp adopted Financial Accounting Standards Board Statement No. 122, "Accounting for Mortgage Servicing Rights," which requires that an allocation of costs be made between loans and their related servicing rights for loans originated with a definitive plan to sell with servicing rights retained. The recognition of a separate asset for servicing rights increases the gain on sale of loans. The cost of mortgage servicing rights is allocated based on the relative fair value of the mortgage servicing rights and the sold loans. The asset is then amortized to expense over the life of the loan using the level yield amortization method.

            Amortization of servicing rights is calculated based upon the level yield method over the estimated life of the estimated net servicing income. Impairment of mortgage servicing rights is determined periodically based on fair value estimates of the rights utilizing current estimates of prepayments and other variables.

            The adoption of this statement resulted in increased after tax income of $326,000 for the year ended December 31, 1996. Servicing rights capitalized in accordance with this accounting

                      HOMECORP, INC. AND SUBSIDIARY

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    DECEMBER 31, 1996, 1995 AND 1994


      pronouncement totaled $534,000 at December 31, 1996. Total amortization for the period amounted to $71,400.

            k. FORECLOSED REAL ESTATE. Foreclosed real estate is comprised of property acquired through a foreclosure proceeding or acceptance of a deed-in-lieu of foreclosure and loans classified as in-substance foreclosure. A loan is classified as in-substance foreclosure when HomeCorp has taken possession of the collateral regardless of whether formal foreclosure proceedings have taken place.

            Foreclosed real estate initially is recorded at fair value at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of cost or fair value minus estimated costs to sell. Revenue and expenses from operations are included in real estate owned (REO) operations.

            l. INVESTMENTS IN REAL ESTATE DEVELOPMENTS. Investments in real estate developments are carried at the lower of cost, adjusted for HomeBanc's share of undistributed earnings, or net realizable value. Development and holding costs, including interest incurred during the development phase are capitalized. No interest was capitalized to real estate projects for the three years in the period ended December 31, 1996.

            There were no loans outstanding from HomeBanc to any of the unconsolidated joint ventures during 1996 or 1995. Interest income recognized on loans receivable from the unconsolidated joint ventures amounted to approximately $711,000 for the year ended December 31, 1994.

            m. PREMISES AND EQUIPMENT. Land is carried at cost. Office properties and equipment are recorded at cost less depreciation, which is accumulated on a straight-line basis over the estimated useful lives of the related assets. Estimated lives are 25 to 50 years for the office buildings and 3 to 25 years for equipment and other properties. Leasehold improvements are recorded at cost less accumulated amortization computed on a straight-line basis over the term of the lease or the life of the asset, whichever is shorter.

            n. EXCESS OF COST OVER FAIR VALUE OF NET ASSETS ACQUIRED. HomeCorp's excess of cost over fair value of net assets acquired was the result of the acquisition of two separate financial institutions. HomeCorp adopted Statement of Financial Accounting Standards No. 72, "Accounting for Certain Acquisitions of Banking and Thrift Institutions" effective January 1, 1994 for the portion of goodwill not previously accounted for under the statement. The cumulative effect of adoption was $4.3 million.

            o. PENSION PLAN. Pension expense for HomeBanc's defined benefit plan is determined by the projected unit credit method for measuring net periodic pension cost over the

                      HOMECORP, INC. AND SUBSIDIARY

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    DECEMBER 31, 1996, 1995 AND 1994


      employee's service life. HomeBanc's funding policy is to contribute annually an amount calculated under the entry-age-normal method.

            p. STOCK COMPENSATION PLANS. HomeCorp has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related Interpretations in accounting for its employee stock options because, as discussed in footnote No. 14, the alternative fair value accounting provided for under Financial Accounting Standard Board Statement No. 123, "Accounting for Stock-Based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of HomeCorp's employee stock options equals or is less than the market price of the underlying stock on the date of grant, no compensation expense is recognized.

            q. INCOME TAXES. Deferred income tax assets and liabilities are adjusted regularly to amounts estimated to be receivable or payable based on current tax law and HomeCorp's tax status.
      Consequently, tax expense in future years may be impacted by changes in tax rates and tax return limitations.

            r. EARNINGS PER SHARE. Earnings per share for the year ended December 31, 1996 was computed by dividing net income by 1,175,379, the average number of common and common equivalent shares (using the treasury share method) outstanding at the end of the year. HomeCorp's equivalent shares consist entirely of stock options.

            Earnings per share for the year ended December 31, 1995 was computed by dividing net income by 1,168,613, the average number of common and common equivalent shares (using the treasury share method) outstanding at the end of the year. HomeCorp's equivalent shares consist entirely of stock options.

            Earnings per share before the change in accounting principle and the per share impact of the change in accounting principle for the year ended December 31, 1994 were computed by dividing these amounts by 1,153,512, the weighted average number of shares outstanding during the year as adjusted for the dilutive effect of common stock options.

            s. RECLASSIFICATIONS. Certain prior-year balances have been reclassified to conform to the current year's presentation.

                      HOMECORP, INC. AND SUBSIDIARY

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    DECEMBER 31, 1996, 1995 AND 1994

2.    INVESTMENT SECURITIES HELD TO MATURITY

            A summary of investment securities held to maturity at December 31 follows:

                                                                         GROSS            GROSS         ESTIMATED
                                                     AMORTIZED        UNREALIZED       UNREALIZED         FAIR
                                                        COST             GAINS           LOSSES           VALUE
                                                     ----------       ----------       ----------       ----------
1996
   Debt securities:
     U.S. Government and agency obligations          $5,502,353         $ 3,277        $ (34,630)       $5,471,000

       Total investment securities                    5,502,353           3,277          (34,630)        5,471,000

1995
   Debt securities:
     U.S. Government and agency obligations           6,504,355          15,315         (107,670)         6,412,00

       Total investment securities                   $6,504,355         $15,315        $(107,670)        $6,412,00

            There were no sales of investment securities during 1996, 1995, or 1994. Debt securities held at December 31, 1996 are due after one year through five years. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                      HOMECORP, INC. AND SUBSIDIARY

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    DECEMBER 31, 1996, 1995 AND 1994


3.    INVESTMENT SECURITIES AVAILABLE FOR SALE

            A summary of securities available for sale at December 31 follows:

                                                                                 1996
                                                       -----------------------------------------------------------
                                                                           GROSS          GROSS        ESTIMATED
                                                        AMORTIZED       UNREALIZED      UNREALIZED        FAIR
                                                           COST            GAINS          LOSSES          VALUE
                                                       -----------      ----------      ----------     -----------
   Debt securities                                     $ 8,613,202       $ 33,579       $(36,362)      $ 8,610,419
   Other                                                     5,904          9,146             --            15,050
   Mutual Fund Shares                                    1,252,819             --        (25,095)        1,227,724

Mortgage-Backed Securities:
   Federal Home Loan Mortgage Corporation                2,043,965         60,828             --         2,104,793
   Federal National Mortgage Association                   545,102             --         (6,203)          538,899
   Total Mortgage-Backed                                 2,589,067         60,828         (6,203)        2,643,692

     Total investment securities available for sale    $12,460,992       $103,553       $(67,660)      $12,496,885

                                                                                  1995
                                                       -----------------------------------------------------------
                                                                           GROSS         GROSS         ESTIMATED
                                                        AMORTIZED       UNREALIZED     UNREALIZED         FAIR
                                                           COST            GAINS         LOSSES           VALUE
                                                       -----------      ----------     ----------      -----------
   Debt securities                                     $ 4,370,387       $  2,319       $(29,674)      $ 4,363,032
   Other                                                     5,904          6,096             --            12,000
   Mutual Fund Shares                                    1,252,818             --        (30,142)        1,222,676

Mortgage-Backed Securities:
   Federal Home Loan Mortgage Corporation                2,060,442          7,075        (16,663)        2,050,854
   Federal National Mortgage Association                   669,142             --         (6,586)          662,556
   Total Mortgage-Backed                                 2,729,584          7,075        (23,249)        2,713,410

     Total investment securities available for sale    $ 8,358,693       $ 35,490       $(83,065)      $ 8,311,118

                      HOMECORP, INC. AND SUBSIDIARY

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    DECEMBER 31, 1996, 1995 AND 1994

            The amortized cost and estimated fair value of available for sale investment securities at December 31, 1996 by contractual maturity are shown by the following. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                           AMORTIZED            ESTIMATED
                                                              COST             FAIR VALUE
                                                          -----------          -----------
Due in one year or less                                   $ 1,322,389          $ 1,305,923
Due after one year through five years                       7,948,981            7,928,372
Due after five years through ten years                         89,689               90,249
Due after ten years                                         3,099,933            3,172,341
   Total available for sale investment securities         $12,460,992          $12,496,885

            Proceeds from sales of investment securities available for sale during 1996, 1995, and 1994 were $1,481,140, $2,554,366, and $6,130,108 respectively. The 1996 and 1995 sales generated gross gains/(losses) of $(10,259) and $4,458, respectively.

            The 1994 sales generated gross gains of $144,490 and gross losses of $17,770.

            A total of $2,383,931 of debt securities and $5,904 of equity securities were transferred from held to maturity to available for sale during December 1995 pursuant to the transition provisions of the Financial Accounting Standards Board Special Report on Statement No. 115. The investment securities had a net unrealized gain of $6,741 at the time of transfer.

4.    MORTGAGE-BACKED SECURITIES HELD TO MATURITY

            A summary of mortgage-backed securities held to maturity at December 31 follows:

                                                                1996                             1995
                                                    ---------------------------       ----------------------------
                                                     AMORTIZED       ESTIMATED        AMORTIZED        ESTIMATED
                                                        COST         FAIR VALUE          COST          FAIR VALUE
                                                        ----         ----------          ----          ----------
Government National Mortgage Association            $ 3,570,178     $ 3,659,000       $ 4,301,911      $ 4,381,000
Small Business Administration                         1,368,562       1,350,000         1,442,448        1,446,000
Federal Home Loan Mortgage Corporation                6,055,755       6,083,000         8,706,976        8,769,000
Federal National Mortgage Association                 6,376,573       6,419,000         7,739,609        7,811,000
Agency for International Development                     22,983          23,000            44,216           44,000
Collateralized Mortgage Obligations                   1,051,572       1,043,000         1,695,391        1,695,000
   Total mortgage-backed securities, gross          $18,445,623     $18,577,000       $23,930,551      $24,146,000

   Add:
   Unamortized premium                                  413,007                           556,958
     Total mortgage-backed securities
       held to maturity, net                        $18,858,630                       $24,487,509

                      HOMECORP, INC. AND SUBSIDIARY

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    DECEMBER 31, 1996, 1995 AND 1994

            The collateralized mortgage obligations represent pools of securities issued by agencies of the federal government. The amortized cost and approximate value of mortgage-backed securities at December 31 are as follows:

                                                                 GROSS                    GROSS        ESTIMATED
                                  AMORTIZED                   UNREALIZED               UNREALIZED        FAIR
                                     COST                        GAINS                   LOSSES          VALUE
                                     ----                        -----                   ------          -----
            1996                  $18,858,630                   $ 7,946                $(289,576)      $18,577,000
            1995                   24,487,509                    15,263                 (356,772)       24,146,000

5.    LOANS RECEIVABLE

            A summary of loans receivable at December 31 follows:

                                              1996                    1995
                                              ----                    ----
Conventional first
   mortgage loans                         $168,847,672            $195,422,934
Short-term construction
   and land loans                           15,242,660               9,102,103
Commercial business loans                    6,242,571               4,007,156
Auto loans                                  53,325,499              38,686,836
Home equity and
   improvement loans                        21,167,683              16,268,139
Other consumer loans                         1,298,502               1,293,286
     Total loans
     receivable, gross                     266,124,587             264,780,454
Less:
Loans in process                             5,638,590               2,753,743
Deferred loan origination
   costs                                      (445,917)               (440,064)
Unearned discount,
   principally on loans
   purchased                                   210,248                 269,761
Allowance for
   loan losses                               1,582,102               1,175,178
     Total loans receivable,
       net                                $259,139,564            $261,021,836

            Adjustable-rate loans totaled $100,888,000 and $109,548,000 at December 31, 1996 and 1995, respectively. HomeBanc serviced first mortgage loans for other institutions approximating $162,856,000 and $125,796,000 at December 31, 1996 and 1995, respectively.

                      HOMECORP, INC. AND SUBSIDIARY

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    DECEMBER 31, 1996, 1995 AND 1994

            The following summarizes activity in the allowance for loan losses at December 31:

                                         1996                    1995                    1994
                                         ----                    ----                    ----
Balance at beginning
   of year                            $1,175,178              $1,048,105              $  956,105
Charge-offs                             (162,991)               (241,203)               (158,940)
Recoveries                                 4,915                   8,276                  10,940
Provision for
   loan losses                           565,000                 360,000                 240,000
Balance at end of year                $1,582,102              $1,175,178              $1,048,105

            Impaired loans totaled $3,789,000 and $1,020,000 at December 31, 1996 and 1995, respectively. The impaired totals included $2,146,000 and $37,000 of non-performing loans at the respective year end dates.

            Included in impaired loans at December 31, 1996 were two participating interests totaling $1,445,000 that were 90 days delinquent but which continued on an accrual basis. Based upon their current physical condition and the economic condition of the area in which the buildings are located, accrual status was considered appropriate.

            The average recorded investment in impaired loans during the years ended December 31, 1996 and 1995 was approximately $1,891,000 and $4,252,000, respectively. HomeBanc recognized interest income on impaired loans of $226,000 and $424,000 for the years ended December 31, 1996 and 1995, respectively.

6.    FORECLOSED REAL ESTATE

            Foreclosed real estate is presented net of a valuation allowance for possible losses. Activity in the allowance for losses on foreclosed real estate is as follows:

                  Balance at January 1, 1995                    $450,000
                    Provision charged to expense                      --
                    Charge-offs, net of recoveries                    --

                  Balance at December 31, 1995                   450,000
                    Provision charged to expense                 100,000
                    Charge-offs, net of recoveries                    --
                                                                --------

                  Balance at December 31, 1996                  $550,000

7.    INVESTMENTS IN REAL ESTATE DEVELOPMENTS

            HomeBanc and its wholly owned subsidiary have direct investments in real estate projects and participate in unconsolidated joint ventures with third parties engaged in the purchase of

                      HOMECORP, INC. AND SUBSIDIARY

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    DECEMBER 31, 1996, 1995 AND 1994


undeveloped land for improvement, subdivision, and subsequent sale. The investments in unconsolidated real estate joint ventures represent 50 percent interest in the projects involved and are accounted for on the equity method. These developments are summarized at December 31 as follows:

                                                              1996               1995
                                                              ----               ----

                  Investment in real estate project        $       --           $   33,600
                  Investment in unconsolidated
                    real estate joint ventures              5,094,960            4,026,299
                       Total investment in
                       real estate developments            $5,094,960           $4,059,899

            Income from real estate developments is summarized as follows for the year ended December 31;

                                                      1996          1995         1994
                                                      ----          ----         ----
Loss of real estate projects                       $(73,117)     $ (76,967)     $(213,991)
Equity in earnings (loss) of unconsolidated
   real estate joint ventures                       530,278       (214,399)       502,766
Fees received less expenses incurred
   related to unconsolidated real estate
   joint ventures                                   404,014        237,693        156,304
Total income (loss) from real estate
   developments                                    $861,175      $ (53,673)     $ 445,079

            Combined statements of financial condition, operations, and partners' capital of the unconsolidated real estate joint ventures follow.

            COMBINED STATEMENTS OF FINANCIAL CONDITION

                                                       AS OF DECEMBER 31,
                                                 ------------------------------
                                                     1996              1995
                                                     ----              ----
Assets
   Cash                                          $    47,475        $    26,480
   Land and development costs                     15,459,094         21,006,807
   Other assets                                      887,376          1,016,613
Total assets                                     $16,393,945        $22,049,900
Liabilities:
   Borrowings                                      3,662,623         10,177,867
   Other liabilities                               2,541,402          3,919,630
Total liabilities                                $ 6,204,025        $14,097,497
Partners' capital:
   Wholly owned subsidiary of
   HomeBanc                                        5,094,960          3,976,202
   Co-venturer                                     5,094,960          3,976,201
Total partners' capital                           10,189,920          7,952,403
Total liabilities and partners' capital          $16,393,945        $22,049,900

                      HOMECORP, INC. AND SUBSIDIARY

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    DECEMBER 31, 1996, 1995 AND 1994


                                COMBINED STATEMENTS OF OPERATIONS

                                                         FOR THE YEARS ENDED DECEMBER 31,
                                                ------------------------------------------------
                                                    1996              1995              1994
                                                    ----              ----              ----
Sales of real estate                            $10,042,533        $ 9,293,475       $ 7,366,404
Cost of sales                                    (5,966,373)        (7,243,804)       (4,317,866)
Gross profit                                      4,076,160          2,049,671         3,048,538
Management fees                                    (927,127)           319,625          (677,185)
Other expense                                    (2,088,477)        (2,798,095)       (1,365,821)

Net income (loss)                               $ 1,060,556        $  (428,799)      $ 1,005,532

                                     COMBINED STATEMENTS OF PARTNERS' CAPITAL

                                                 WHOLLY OWNED
                                                 SUBSIDIARY OF           CO-
                                                   HOMEBANC           VENTURER           TOTAL
                                                   --------           --------           -----
Balance at December 31, 1993                     $ 4,681,712        $ 4,681,712       $ 9,363,424
   Capital contributions                             154,000            154,000           308,000
   Capital withdrawals                            (1,139,149)        (1,139,150)       (2,278,299)
   Net income                                        502,766            502,766         1,005,532

Balance at December 31, 1994                       4,199,329          4,199,328         8,398,657
   Capital contributions                           1,314,236          1,314,237         2,628,473
   Capital withdrawals                            (1,322,964)        (1,322,964)       (2,645,928)
   Net loss                                         (214,399)          (214,400)         (428,799)

Balance at December 31, 1995                       3,976,202          3,976,201         7,952,403
   Capital contributions                           1,592,922          1,592,922         3,185,844
   Capital withdrawals                            (1,004,442)        (1,004,441)       (2,008,883)
   Net income                                        530,278            530,278         1,060,556

Balance At December 31, 1996                     $ 5,094,960        $ 5,094,960       $10,189,920

                      HOMECORP, INC. AND SUBSIDIARY

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    DECEMBER 31, 1996, 1995 AND 1994

            A reconciliation of partners' capital per the joint venture financial statements to HomeBanc records at December 31 is as follows:

                                         1996              1995
                                         ----              ----
Partners' capital per joint
   venture financial statements       $5,094,960        $3,976,202

Deferred income and partner-
   ship cash held by HomeBanc                 --            50,097

Investment in unconsolidated
   real estate joint ventures         $5,094,960        $4,026,299

8.    PREMISES AND EQUIPMENT

            Premises and equipment at December 31 are as follows:

                                               1996              1995
                                               ----              ----
Land                                        $1,311,124        $  723,509
Office buildings                             3,201,006         3,189,077
Furniture, fixtures and equipment            2,928,401         2,914,806
Parking lots and drive-through facility        921,421           921,421
Leasehold improvements                         360,878           360,878
                                             8,722,830         8,109,691

Less accumulated depreciation and
   amortization                              4,853,449         4,480,083

Premises & equipment                        $3,869,381        $3,629,608

                      HOMECORP, INC. AND SUBSIDIARY

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    DECEMBER 31, 1996, 1995 AND 1994


9.   DEPOSITS

            A summary of deposit accounts at December 31 follows:

                                              1996             1995
                                              ----             ----
Account
Non-interest-bearing demand
   deposit accounts                       $  8,870,879      $  6,822,512
Negotiable order of withdrawal (NOW)        25,972,892        25,072,580

Passbook                                    22,167,353        23,442,492

Money market                                30,805,437        28,566,474

Certificates of deposit:
   Original balances of less than or
     equal to $100,000                     195,633,979       201,808,483
   Original balances of greater than
     $100,000                               28,303,989        28,581,342

   Total certificates of deposit           223,937,968       230,389,825

   Total deposit accounts                 $311,754,446      $314,293,883


            The following sets forth the scheduled maturities of certificates of deposit at December 31, 1996:


Maturing:
          Within 12 months                 $106,758,921
          Between 12 months and 2 years      57,984,665
          Between 2 years and 3 years        27,366,599
          Between 3 years and 4 years        25,920,539
          Between 4 years and 5 years         5,633,240
          Beyond 5 years                        274,004

Total certificates of deposit              $223,937,968

            HomeBanc had approximately $6,325,000 and $6,716,000 of U.S. Government and agency obligations pledged to secure certain deposits at December 31, 1996 and 1995, respectively.

                      HOMECORP, INC. AND SUBSIDIARY

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    DECEMBER 31, 1996, 1995 AND 1994

            A summary of interest on deposits as shown in the consolidated statements of operations at December 31 follows:

                                         1996              1995             1994
                                         ----              ----             ----
NOW                                  $   215,701       $   187,337       $   179,109
Passbook                                 416,637           418,297           458,862
Money market                             846,776           779,050           726,128
Certificates of deposit               13,269,503        13,582,716        11,106,796

   Total interest on deposits        $14,748,617       $14,967,400       $12,470,895

10.   BORROWED FUNDS

            Federal Home Loan Bank advances were utilized throughout 1996 and 1995 as a short term funding source for HomeBanc. HomeBanc had approximately $1.2 million in mortgage-backed securities pledged to the Federal Home Loan Bank of Chicago as collateral for outstanding letters of credit at December 31, 1996.

            HomeCorp had no borrowings at December 31, 1996 or 1995.

11.   INCOME TAXES

            Components of applicable income taxes are as follows for the years ended December 31:

                                         1996              1995              1994
                                         ----              ----              ----
Current:
   Federal                            $(437,840)         $622,866           $640,409
   State                               (127,989)          135,494            121,689
Total current                          (563,829)          758,360            762,098

Deferred:
   Federal                              624,803             4,334            104,443
   State                                142,134           (19,389)            66,059
Total deferred                          766,937           (15,055)           170,502

Total income taxes                    $ 203,108          $743,305           $932,600

                      HOMECORP, INC. AND SUBSIDIARY

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    DECEMBER 31, 1996, 1995 AND 1994

            A reconciliation of income taxes computed at the statutory federal income tax rate of 34% in 1996, 1995, and 1994 to the actual income taxes are as follows:

                                          1996              1995            1994
                                          ----              ----            ----
Tax at statutory rate                   $191,059          $663,268       $ (945,124)
Effect of purchase accounting
   adjustments                                --                --        1,750,329
State taxes, net of federal effect        10,656            76,629           93,713
Other, net                                 1,393             3,408           33,682
Total income taxes                      $203,108          $743,305       $  932,600

            Retained earnings at December 31, 1996 and 1995 includes approximately $3,426,000 for which no federal income tax liability has been provided. This amount represents allocations of income to bad debt deductions for tax purposes only. Reductions of amounts so allocated for purposes other than tax bad debt losses will create taxable income, which will be subject to the then current corporate income tax rate.

            Following is a breakdown of the significant individual temporary differences that give rise to HomeCorp's deferred tax assets and liabilities as of December 31:

                      HOMECORP, INC. AND SUBSIDIARY

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    DECEMBER 31, 1996, 1995 AND 1994

                                                           1996              1995
                                                           ----              ----
      Deferred Tax Assets:
         Financial statement allowance
            for loan losses                           $   612,888         $ 629,574
         Book vs tax basis in real
            estate partnerships                                --           169,036
         Securities available for sale
            market value adjustment                            --            20,724
         Book vs tax basis in fixed assets                 42,596                --
         Other                                             69,094            41,192
            Sub-Total                                 $   724,578         $ 860,526
         Less: Valuation allowance                             --           (29,472)
            Total Deferred Tax Assets                 $   724,578         $ 831,054

      Deferred Tax Liabilities:
         Excess of tax loan loss allowance
            over base year amount                         (88,601)         (143,365)
         Book vs tax basis in
            servicing rights                             (206,773)               --
         Book vs tax basis in
            real estate partnerships                     (419,313)               --
         Securities available for sale market
            value adjustment                              (13,905)               --
         Book vs tax basis in fixed assets                     --           (28,312)
         Book vs tax basis in FHLB stock                 (133,468)         (133,468)
         Deferred fee income                             (191,418)          (89,755)
         Other                                            (36,512)               --
            Total Deferred Tax
              Liabilities                             $(1,089,990)        $(394,900)

            Net Deferred Tax
              (Liabilities) Assets                    $  (365,412)        $ 436,154

            The valuation allowance for deferred tax assets as of December 31, 1995 was $29,472 and was related to the state benefit recognized on the difference in HomeCorp's real estate partnerships and capital loss carryforward. Based upon the reduction in the book-tax difference in real estate partnerships and the utilization of capital loss carryforwards, the reserve was eliminated.

12.   PENSION PLAN

            HomeBanc has a qualified, noncontributory defined benefit plan covering substantially all employees who are at least 20-1/2 years of age and have at least six months of service. Benefits are based on years of service and the average of the five highest consecutive years of compensation.

                      HOMECORP, INC. AND SUBSIDIARY

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    DECEMBER 31, 1996, 1995 AND 1994

            The following table sets forth the status of the plan as of December 31:

                                                          1996              1995
                                                          ----              ----
      Actuarial present value of
         benefit obligations:
         Vested                                        $1,730,802        $1,599,730
         Nonvested                                         88,546            76,345
      Total accumulated benefit
         obligation                                     1,819,348         1,676,075
      Projected benefit obligation                      2,622,865         2,366,786
      Plan assets at fair value, primarily
         certificates of deposit at
         HomeBanc                                       2,298,660         1,976,521
      Funded status-plan assets less than
         projected benefits obligation                   (324,205)         (390,265)
      Items to be recognized in earnings
         in future periods:
            Unrecognized prior
               service cost                               150,395           163,566
            Unrecognized net loss                           7,983            76,343
            Unrecognized net asset at
              January 1, 1987 being
              amortized over 15 years                      (7,769)           (9,323)
      Accrued pension cost                             $ (173,596)       $ (159,679)

            Total pension expense for the plan was $214,917, $113,066, and $97,569, for 1996, 1995 and 1994, respectively. Pension expense included the following components:

                                               1996              1995              1994
                                               ----              ----              ----
Service cost benefits earned
   during the period                        $ 193,245         $ 112,496          $109,002
Interest cost on projected benefit
   obligation                                 173,384           135,294           131,825
Actual return on plan assets                 (257,200)         (206,534)          (77,835)
Net amortization and deferrals                105,488            71,810           (65,423)
   Total pension expense                    $ 214,917         $ 113,066          $ 97,569

            The weighted assumed discount rate used to determine the projected benefit obligation was 7.50% for 1996 and 1995 and 8.00% for 1994. The expected long-term rate of return on plan assets was 8.50% for 1996 and 1995 and 8.00% for 1994. The plan assumed a 4.75% salary progression in 1996 and 1995 and 5.00% in 1994.

                      HOMECORP, INC. AND SUBSIDIARY

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    DECEMBER 31, 1996, 1995 AND 1994

13.   SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

            HomeBanc has a non-qualified, noncontributory supplemental executive retirement plan covering employees earning in excess of the maximum compensation amount that can be considered under the Pension Plan. Benefits are based on years of service and the average.

            The following table sets forth the status of the plan as of December 31, 1996:

      Actuarial present value of
         benefit obligation:
            Vested                                       $  92,571
            Nonvested                                           --
      Total accumulated benefit obligation                  92,571
      Projected benefit obligation                         224,175
      Plan assets at fair value                                 --

      Funded status-plan assets in excess of (less
         than) projected benefits obligation              (224,175)
      Item to be recognized in earnings in
         future periods:
            Unrecognized prior service cost                184,645
      Adjustment to recognize minimum liability            (53,041)
      Accrued pension cost                               $ (92,571)

            Total pension expense for the plan was $39,530 for 1996. Pension expense included the following components:

      Service cost benefits earned during
         the period                                        $ 9,161
      Interest cost on projected benefit
         obligation                                         15,001
      Net amortization and deferrals                        15,368
            Total pension                                  $39,530

            The weighted assumed discount rate used to determine the projected benefit obligation was 7.50% for 1996. The expected long-term rate of return on plan assets was 8.50% for 1996. The plan assumed a 4.75% salary progression in 1996.

14.   OFFICER, DIRECTOR, AND EMPLOYEE PLANS

            Effective January 1, 1994, HomeCorp implemented a profit sharing and savings plan under Section 401(k) of the Internal Revenue Code covering substantially all full-time employees. Under the 401(k) plan, employee contributions were partially matched by HomeCorp during 1996, 1995, and 1994.

                      HOMECORP, INC. AND SUBSIDIARY

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    DECEMBER 31, 1996, 1995 AND 1994

            HomeCorp will make an annual determination whether to continue the employer match. It is HomeCorp's intent to continue the match during 1997. Additionally, HomeCorp may allocate a portion of net profits to the employees' accounts in the 401(k) plan.

            HomeCorp incurred expense of $73,356, $68,279, and $67,500 to fund the ESOP and 401(k) plans for the years ended December 31, 1996, 1995, and 1994, respectively.

            Pursuant to HomeCorp's 1990 Incentive Stock Option and Incentive Plan ("1990 Plan"), 110,436 shares of HomeCorp's Common Stock were reserved for issuance by HomeCorp. The exercise price for the purchase of shares subject to a stock option at the date of grant may not be less than 100 percent of the market value of the shares covered by the option at that date.

            Pursuant to HomeCorp's 1996 Premium Price Stock Option and Incentive Plan ("1996 Plan"), 70,000 shares of HomeCorp's Common Stock were reserved for issuance by HomeCorp. The exercise price for the purchase of shares subject to a stock option at the date of grant cannot be less than 120 percent of the market value of the shares covered by the option at that date.

            The Plans provide awards in the form of stock options, stock appreciation rights ("SARs"), incentive stock options and restricted stock. Each award will be on such terms and conditions, consistent with the Plans, as the Stock Option Committee (the "Committee") administering the Plans may determine. The term of stock options in both plans will not exceed ten years from the date of grant.

            Pro forma information regarding net income and earnings per share is required by Statement No. 123, and has been determined as if HomeCorp had accounted for its employee stock options under the fair value method of that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1996 and 1995; risk-free interest rates of 6.48% and 6.67%; no dividends for either year; volatility factors of the expected market price of HomeCorp's common stock of .095 and .290; and a weighted-average expected life of the options of 10 years.

            The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because HomeCorp's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

                      HOMECORP, INC. AND SUBSIDIARY

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    DECEMBER 31, 1996, 1995 AND 1994


            For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. HomeCorp's pro forma information follows:

                                          1996            1995
                                          ----            ----
Pro forma net income                    $152,320        $1,053,645
Pro forma earnings per share            $   0.12        $     0.89

            Because Statement No. 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until 1997.

            A summary of HomeCorp's stock option activity, and related information for the years ended December 31 follows:

                                                1996                           1995                          1994
                                    -----------------------------  -----------------------------  -----------------------------
                                           WEIGHTED AVERAGE               WEIGHTED AVERAGE             WEIGHTED AVERAGE
                                    -----------------------------  -----------------------------  -----------------------------
                                     OPTIONS       EXERCISE PRICE  OPTIONS        EXERCISE PRICE  OPTIONS        EXERCISE PRICE
                                     -------       --------------  -------        --------------  -------        --------------
Outstanding-Beginning of year        93,656            $ 9.50       70,251            $ 7.00       66,251            $ 6.67
Granted                              45,500             21.00       30,029             14.75        4,000             12.38
Exercised                              (200)            14.75       (6,608)             6.67           --                --
Forfeited                              (200)            14.75          (16)             6.67           --                --
Outstanding-end of year             138,756            $13.26       93,656            $ 9.50       70,251            $ 7.00
Exercisable at end of year          138,756            $13.26       93,656            $ 9.50       70,251            $ 7.00
Weighted-average fair value of
   options granted during year                         $ 7.38                         $ 8.33                         $ 6.53

            HomeCorp's stock price was $17.875 at the time the 1996 options were granted. The options have an exercise price of $21.00. All prior options were granted with exercise prices equal to HomeCorp's stock price on the date of grant. The following table summarizes information about fixed stock options at December 31, 1996:

         RANGE OF              NUMBER                WEIGHTED-AVERAGE     WEIGHTED-AVERAGE
     EXERCISE PRICES         OUTSTANDING              REMAINING LIFE       EXERCISE PRICE
     ---------------         -----------              --------------       --------------
     $ 6.67                    59,627                    3.5 years            $ 6.67
      12.375 to 14.75          33,629                    8.3                   14.47
      21.00                    45,500                    9.3                   21.00
                               ------                    ---                   -----
                              138,756                    6.6                   13.26

            HomeCorp has an Employee Stock Ownership Plan ("ESOP"). The ESOP covers substantially all employees with more than one year of employment who have attained the age of 21. Contributions to the ESOP are determined annually by the Board of Directors. The ESOP owned 27,398 shares of HomeCorp's common stock as of December 31, 1996, all of which were allocated.

                      HOMECORP, INC. AND SUBSIDIARY

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    DECEMBER 31, 1996, 1995 AND 1994

15.   REGULATORY CAPITAL

            HomeBanc is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on HomeBanc's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, HomeBanc must meet specific capital guidelines that involve quantitative measures of HomeBanc's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. HomeBanc's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

            Quantitative measures established by regulation to ensure capital adequacy require HomeBanc to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to adjusted total assets (as defined). Management believes as of December 31, 1996, that HomeBanc meets all capital adequacy requirements to which it is subject.

            As of December 31, 1996, the most recent notification from the Office of Thrift Supervision (the "OTS") categorized HomeBanc as adequately capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized, HomeBanc must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the institution's category.

                      HOMECORP, INC. AND SUBSIDIARY

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    DECEMBER 31, 1996, 1995 AND 1994

            HomeBanc's actual capital amounts and ratios are presented in the table below:

                                                                                                TO BE WELL CAPITALIZED
                                                                            FOR CAPITAL         UNDER PROMPT CORRECTIVE
                                                         ACTUAL          ADEQUACY PURPOSES         ACTION PROVISIONS
                                                         ------          -----------------         -----------------
                                                  AMOUNT       RATIO    AMOUNT         RATIO      AMOUNT        RATIO
                                                  ------       -----    ------         -----      ------        -----
                                                                      (dollars in thousands)
As of December 31, 1996:
      Total Capital to risk-weighted assets
         Consolidated                             $17,479      8.29%    $16,865        8.00%      $    NA        NA  %
         Subsidiary Bank                           17,452      8.29      16,833        8.00        21,042       10.00
      Tier 1 capital to risk-weighted assets
         Consolidated                              15,897      7.54       8,433        4.00            NA        NA
         Subsidiary Bank                           15,870      7.54       8,417        4.00        12,625        6.00
      Tier 1 capital to adjusted total assets
         Consolidated                              15,897      4.81      13,217        4.00            NA        NA
         Subsidiary Bank                           15,870      4.81      13,201        4.00        16,502        5.00

As of December 31, 1995:
      Total Capital to risk-weighted assets
         Consolidated                             $19,294      9.47%    $16,302        8.00%      $    NA        NA  %
         Subsidiary Bank                           19,202      9.42      16,301        8.00        20,377       10.00
      Tier 1 capital to risk-weighted assets
         Consolidated                              17,669      8.67       8,151        4.00            NA        NA
         Subsidiary Bank                           17,577      8.63       8,151        4.00        12,226        6.00
      Tier 1 capital to adjusted total assets
         Consolidated                              17,669      5.27      13,413        4.00            NA        NA
         Subsidiary Bank                           17,577      5.24      13,412        4.00        16,765        5.00

            Applicable rules and regulations of the OTS impose limitations on dividends by HomeBanc. Within those limitations, certain "safe harbor" dividends are permitted, subject to providing the OTS at least 30 days advance notice. The safe harbor amounts are based upon an institution's regulatory capital level. Thrift institutions which have capital in excess of all capital requirements before and after the proposed dividend are permitted to make capital distributions during any calendar year up to the greater of (1) 100% of net income to date during the calendar year, plus one-half of the surplus over such institution's capital requirements at the beginning of the calendar year, or (2) 75% of net income over the most recent four-quarter period. Additional restrictions would apply to an institution which does not meet its capital requirement before or after a proposed dividend. Under the frame work, HomeBanc's capital levels do not allow HomeBanc to accept brokered deposits. HomeBanc relies upon its community deposit base and Federal Home Loan Bank borrowings as primary funding sources.

            Unlike HomeBanc, HomeCorp is not subject to regulatory restrictions on the payment of dividends to its shareholders. However, the source of its future dividends may depend upon dividends from HomeBanc.

                      HOMECORP, INC. AND SUBSIDIARY

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    DECEMBER 31, 1996, 1995 AND 1994

            As part of the Conversion process to a public company, HomeBanc established a liquidation account for the benefit of eligible depositors as of March 31, 1989, the eligibility record date, who continue to maintain deposits in HomeBanc following the Conversion. The initial balance of the liquidation account was $9,011,252, the retained earnings of HomeBanc as of April 30, 1990. The balance in this account decreases each year in which deposit balances of eligible depositors decline. The account balance approximated $2,667,000 at December 31, 1996. In the unlikely event of a complete liquidation, each eligible depositor who has continued to maintain deposits in HomeBanc following the Conversion, will be entitled to receive a liquidation distribution from the liquidation account prior to any distributions to stockholders. Dividends cannot be paid from retained earnings allocated to the liquidation account.

16. CONCENTRATIONS OF CREDIT RISK, FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK, COMMITMENTS AND CONTINGENCIES

            Substantially all of HomeBanc's conventional first mortgage loans are secured by single-family homes in the Northern Illinois area. HomeBanc evaluates each customer's creditworthiness on a case-by-case basis. The borrower's ability to repay the loans is generally dependent upon the economic environment of the Northern Illinois area.

            HomeBanc is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financial needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The contract amounts of those instruments reflect the extent of involvement HomeBanc has in particular classes of financial instruments.

            Letters of credit are issued by HomeCorp and HomeBanc to guarantee the completion of certain real estate developments.

            Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established of any condition established in the contract. Commitments are made at adjustable and fixed rates. Fixed rate commitments generally expire within sixty days with adjustable rate commitments made for up to 60 days. At December 31, 1996 fixed rate commitments for the origination of fixed and variable rate mortgage loans were $2,379,000 and ranged from 6.125% to 8.50%.

            All of HomeBanc's loan sales have been without recourse. Virtually all of HomeBanc's servicing responsibilities are to the Federal Home Loan Mortgage Corporation and the Federal National Mortgage Association under standard servicing agreements.

            As of December 31, 1996 and 1995, HomeBanc has contingent liabilities under surety agreements (credit enhancements) with third parties aggregating $2,000,000 and $5,800,688,

                      HOMECORP, INC. AND SUBSIDIARY

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    DECEMBER 31, 1996, 1995 AND 1994

respectively. Fees are received for HomeBanc's guarantee, with other financial institutions, of certain multifamily housing revenue bonds.

            Mortgage-backed and U.S. Government and agency obligations with carrying values of approximately $1,185,000 and $8,979,000 at December 31, 1996 and 1995 respectively, have been pledged to secure these agreements.

            HomeCorp and its subsidiary use the same credit policies in making commitments and conditional obligations as on-balance-sheet instruments. At December 31, 1996 and 1995 such commitments and conditional obligations are as follows:

                                                                DECEMBER 31,
                                                        ----------------------------
                                                           1996              1995
                                                        ----------        ----------
                        Standby letters of credit       $  626,000        $  262,000
                        Conventional first mortgage
                        loan commitments                 5,630,000         9,110,000
                        Total commitments
                           to extend credit             $6,256,000        $9,372,000

            Because of the nature of its activities, HomeCorp and HomeBanc are subject to pending and threatened legal actions which arise in the normal course of business.

            In the opinion of management, based on advise of legal counsel, the disposition of any known pending current legal actions will not have a material adverse effect on the financial position of HomeCorp.

17.   FAIR VALUES OF FINANCIAL INSTRUMENTS

            Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments" ("Statement No. 107") requires disclosures of estimated values of financial instruments. Fair value estimates, methods, and assumptions are set forth:

                  Cash and Cash Equivalents.  The carrying amounts of
                  -------------------------
      $14,140,492 and $10,411,569 for 1996 and 1995, respectively of cash and cash equivalents approximate fair value because they mature in three months or less and do not present unanticipated credit concerns.

                      HOMECORP, INC. AND SUBSIDIARY

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    DECEMBER 31, 1996, 1995 AND 1994


                  Investment and Mortgage-Backed Securities.  Comparisons of
                  -----------------------------------------
      the recorded book values and estimated fair values to investment securities held to maturity, securities available for sale and mortgage-backed securities are summarized in notes (2), (3), and (4), respectively. All fair values are based upon market quotes. The following table summarizes the balances:

                                                      AT DECEMBER 31, 1996               AT DECEMBER 31, 1995
                                                 -----------------------------       -----------------------------
                                                   CARRYING         ESTIMATED          CARRYING        ESTIMATED
                                                    AMOUNT          FAIR VALUE          AMOUNT         FAIR VALUE
                                                    ------          ----------          ------         ----------
Investment securities held to maturity           $ 5,502,353       $ 5,471,000       $ 6,504,355       $ 6,412,000
Securities available for sale                     12,496,885        12,496,885         8,311,118         8,311,118
Mortgage-backed securities held to
      maturity                                    18,858,630        18,577,000        24,487,509        24,146,000

                  Loans. Fair values are estimated on portfolios of loans with
                  -----
      similar financial characteristics. Loans are segregated by type, such as residential real estate, commercial or consumer and are then further segregated by adjustable and fixed interest rate.

                  The fair value for the loan portfolio was calculated by discounting estimated future cash flows of loans using estimated discount rates that consider the credit and interest rate risk inherent in the loans. The assumptions involved in estimating the future cash flows and appropriate discount rate are judgmentally determined using market information and specific borrower information, as appropriate.

                  The following table presents information for loans:

                                           AT DECEMBER 31, 1996                     AT DECEMBER 31, 1995
                                     -------------------------------           ------------------------------
                                       CARRYING        ESTIMATED                 CARRYING       ESTIMATED
                                        AMOUNT        FAIR VALUE<F*>              AMOUNT       FAIR VALUE<F*>
                                        ------        --------------              ------       --------------
Residential real estate
      Fixed                          $79,189,188       $79,221,000             $99,675,842      $102,015,000
      Adjustable                      48,429,170        47,774,000              61,271,355        60,917,000
Other real estate:
      Fixed                           16,070,904        16,456,000              10,738,298        11,036,000
      Adjustable                      24,014,859        24,870,000              27,891,711        28,471,000
Construction and land:
      Fixed                            2,010,952         2,013,000                      --                --
      Adjustable                      10,562,950        10,577,000               6,841,363         6,838,000
Consumer:
      Fixed                           61,398,873        62,319,000              44,913,412        45,022,000
      Adjustable                      14,674,712        14,657,000              11,599,302        11,525,000
Commercial:
      Fixed                            3,036,300         3,018,000               2,062,421         2,067,000
      Adjustable                       3,206,271         3,186,000               1,944,735         1,949,000

<F*> Management has made estimates of fair value discount rates that it believes are reasonable. However, because there is no market for many of these financial instruments, management has no basis to determine whether the fair values presented above would be indicative of the values negotiated in actual sales.

                      HOMECORP, INC. AND SUBSIDIARY

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    DECEMBER 31, 1996, 1995 AND 1994

                  Deposit Liabilities.  Under SFAS No. 107, the fair value of
                  -------------------
      deposits with no stated maturity, such as non-interest bearing checking, NOW accounts, savings and money market accounts, is equal to the amount payable on demand as of December 31, 1996 and 1995.

                  The discount rate is determined by the rates offered as of December 31, 1996 and 1995 for comparable remaining maturities.

                                           AT DECEMBER 31, 1996                          AT DECEMBER 31, 1995
                                    ---------------------------------               ------------------------------
                                       CARRYING           ESTIMATED                    CARRYING        ESTIMATED
                                        AMOUNT            FAIR VALUE                    AMOUNT         FAIR VALUE
                                        ------            ----------                    ------         ----------
Non-interest bearing demand         $  8,870,796         $  8,870,796               $  6,822,512      $  6,822,512
Savings and NOW                       48,140,245           48,140,245                 48,515,072        48,515,072
Money market                          30,805,437           30,805,437                 28,566,474        28,566,474
Certificates of deposit              223,937,968          225,645,000                230,389,825       234,155,000

                  The fair values estimated above do not include the benefit that results from the low cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market.

                  Commitments to Extend Credit, Standby Letters of Credit, and
                  ------------------------------------------------------------
      Financial Guarantees Written.  The fair value of commitments to
      ----------------------------
      extend credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of financial guarantees written and letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle obligations with the counterparties.

                  HomeBanc and HomeCorp issue letters of credit, primarily on behalf of HomeBanc's subsidiary in connection with its ongoing real estate development operations.

                      HOMECORP, INC. AND SUBSIDIARY

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    DECEMBER 31, 1996, 1995 AND 1994

                  Limitations.  The fair value estimates are made at a
                  -----------
      discrete point in time based on relevant market information and information about the financial instrument. Because no market exists for a significant portion of HomeBanc's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

                  In addition, the fair value estimates are based on existing on-and-off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial assets and liabilities include the mortgage origination operation, brokerage, deferred taxes and property plant and equipment. In addition, the tax ramifications related to the realization of unrealized gains and losses can have a significant effect on fair value estimated and have not been considered in any estimated.

                      HOMECORP, INC. AND SUBSIDIARY

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    DECEMBER 31, 1996, 1995 AND 1994

18.   INTERIM PERIOD CONSOLIDATED OPERATING HIGHLIGHTS (UNAUDITED)

            Consolidated operating highlights (unaudited) for the respective interim quarterly reporting periods for the years ended December 31, 1996 and 1995 are as follows:

                                                                               QUARTER ENDED
                                                     ----------------------------------------------------------------
                                                      MARCH 31            JUNE 30          SEPTEMBER 30   DECEMBER 31
                                                      --------            -------          ------------   -----------
1996:
Total interest income                                $5,973,291         $6,065,503         $ 6,134,173     $6,208,339
Total interest expense                                3,707,025          3,646,845           3,751,816      3,779,541
Net interest income                                   2,266,266          2,418,658           2,382,357      2,428,798
Provision for loan losses                               115,000            105,000             175,000        170,000
Net interest income after provision for
      loan losses                                     2,151,266          2,313,658           2,207,357      2,258,798
Gain on sale of:                                        396,974            418,812             436,298        447,136
      Loans receivable, investment securities and
         mortgage-backed securities                     337,498            211,270             180,697        203,849
Income (Loss) from real estate developments                (219)           (13,644)            388,409        486,629
REO Operations                                          114,951            115,934             120,062        120,162
Other noninterest operating income                       33,264             51,085              21,565         59,598
Noninterest operating expense                         2,443,793          2,425,062           2,568,311      2,673,362
SAIF special assessment                                      --                 --           2,042,942             --
Provision for loss on foreclosed real estate                 --                 --                  --        100,000
Provision for credit enhancement costs                       --                 --                  --        246,000
Income before income taxes                              589,941            672,053          (1,256,865)       556,810
Income taxes                                            234,405            261,000            (500,498)       208,201
Net income (loss)                                       355,536            411,053            (756,376)       348,609
Earnings per share (loss)                            $     0.30         $     0.35          $    (0.64)    $     0.29

1995:
Total interest income                                $5,867,331         $6,100,713          $6,350,927     $6,116,853
Total interest expense                                3,460,246          3,803,614           3,954,695      3,846,043
Net interest income                                   2,407,085          2,297,099           2,396,232      2,270,810
Provision for loan losses                                90,000             90,000              90,000         90,000
Net interest income after provision for
      loan losses                                     2,317,085          2,207,099           2,306,232      2,180,810
Loan fees and service charges                           336,468            341,691             371,245        406,121
Gain on sale of:
      Loans receivable, investment securities and
         mortgage backed securities                      23,173             59,468             101,184        113,221
Income (Loss) from real estate developments             (52,605)           147,578             (68,374)       (80,272)
REO Operations                                               --                 --                  --        115,573
Other noninterest operating income                       33,002             38,411              39,840         18,117
Noninterest operating expense                         2,174,191          2,289,044           2,304,124      2,236,921
Income before income taxes                              482,932            505,203             446,003        516,649
Income taxes                                            180,550            193,535             168,050        201,170
Net income                                              302,382            311,668             277,953        315,479
Earnings per share                                   $     0.26         $     0.26          $     0.23     $     0.27

                      HOMECORP, INC. AND SUBSIDIARY

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    DECEMBER 31, 1996, 1995 AND 1994

            As computations for each quarter are independent, the sum of earnings per share data for the quarters in each year may not equal earnings per share for the year.

19.   PARENT COMPANY FINANCIAL INFORMATION

            The parent company only financial information as of and for the years ended December 31, 1996, 1995, and 1994 is presented below and should be read in conjunction with the other notes to the consolidated financial statements.

STATEMENTS OF FINANCIAL CONDITION
                                                           1996             1995              1994
                                                           ----             ----              ----
Assets:
   Cash and cash equivalents                           $    28,504       $    88,534       $   118,085
   Investments                                              11,544            11,159            10,804
   Equity in net assets of HomeBanc                     20,830,674        20,337,651        18,905,641

Total assets                                           $20,870,722       $20,437,344       $19,034,530

Liabilities:
Other liabilities                                      $    12,466       $    13,844       $     5,175
Stockholders' equity:
      Common stock                                          11,287            11,264            11,220
      Additional paid-in capital                         6,492,542         6,465,178         6,435,874
      Retained earnings                                 14,332,532        13,973,701        12,766,219
      Unrealized gain (loss) on securities
        available for sale                                  21,895           (26,643)         (184,498)

Total liabilities and stockholders' equity             $20,870,722       $20,437,344       $19,034,530


STATEMENTS OF OPERATIONS

   Equity in earnings of HomeBanc:
      Income before cumulative effect of
        change in accounting principle                 $   444,484       $ 1,274,155       $   684,600
      Cumulative effect of change in
        accounting principle                                    --                --        (4,340,424)
   Interest income                                             385               355               513
   Other income (expense), net                            (140,893)         (109,673)         (122,466)
   Income before income taxes                              303,976         1,164,837        (3,777,777)
   Income tax expense (benefit)                            (54,855)          (42,645)           65,400
   Net income (loss)                                   $   358,831       $ 1,207,482       $(3,712,377)


                                    F-37

                      HOMECORP, INC. AND SUBSIDIARY

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    DECEMBER 31, 1996, 1995 AND 1994

STATEMENTS OF CASH FLOWS
Operating activities:
   Net income (loss)                                   $   358,831       $ 1,207,482       $(3,712,377)
      Deduct (add) equity in earnings of HomeBanc
        not providing (using) funds                       (444,484)       (1,274,155)        3,655,825
      Net increase (decrease) in other liabilities          (1,379)            8,129            13,280
      Net decrease in other assets                              --                --            45,448
      Net cash provided (used) by operations               (87,032)          (58,544)            2,176
        Purchase of investment security                       (385)             (355)             (216)
      Net cash used by investing activities                   (385)             (355)             (216)
        Exercise of stock options                           27,387            29,348                --
      Net cash provided by financing activities             27,387            29,348                --
      Net increase (decrease) in cash                      (60,030)          (29,551)            1,960
      Cash and cash equivalents, beginning of year          88,534           118,085           116,125

20.   SUBSEQUENT EVENTS (UNAUDITED)

            HomeCorp entered into a merger agreement with MBI on October 29, 1997. The merger is structured as a tax-free exchange with HomeCorp stockholders receiving 0.4968 shares of MBI Common Stock for each share of HomeCorp Common Stock. The merger is subject to certain conditions including the approval of HomeCorp stockholders and all appropriate regulatory authorities.

            In the opinion of management, the accompanying unaudited financial statements contain all adjustments (all of which are normal and recurring in nature) necessary to present fairly the financial position of HomeCorp and its subsidary at September 30, 1997 and the results of operations and cash flows for the nine month periods ended September 30, 1997 and 1996.

                                   Annex A
-------------------------------------------------------------------------------





                           AGREEMENT AND PLAN OF MERGER

                                      among

                          MERCANTILE BANCORPORATION INC.,
                              a Missouri corporation

                                       and

                                 AMERIBANC, INC.,
                             a Missouri corporation

                                       and

                                 HOMECORP, INC.,
                            a Delaware corporation



                -------------------------------------------------


                               October 29, 1997



-------------------------------------------------------------------------------

                       AGREEMENT AND PLAN OF MERGER
                       ----------------------------

      This AGREEMENT AND PLAN OF MERGER (this "Agreement"), made and entered into as of October 29, 1997 by and among Mercantile Bancorporation Inc., a Missouri corporation ("Mercantile"), Ameribanc, Inc., a Missouri corporation ("Merger Sub" and, collectively, with Mercantile, the "Buyers"), and Homecorp, Inc., a Delaware corporation ("Seller").

      WHEREAS, Merger Sub is a wholly owned subsidiary of Mercantile, and each of Mercantile and Merger Sub is a registered bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHCA"); and

      WHEREAS, Seller is registered as a savings and loan holding company under the Home Owners' Loan Act of 1933, as amended (the "HOLA"); and

      WHEREAS, the respective Boards of Directors of Seller and Merger Sub have approved the merger (the "Merger") of Seller with and into Merger Sub pursuant to the terms and subject to the conditions contained in this Agreement; and

      WHEREAS, the parties desire to provide certain undertakings, conditions, representations, warranties and covenants in connection with the transactions contemplated by this Agreement.

      NOW THEREFORE, in consideration of the premises and the representations, warranties and agreements herein contained, the parties agree as follows:

                                ARTICLE I

                               THE MERGER

      1.01  The Merger.  Subject to the terms and conditions of this
            ----------
Agreement, Seller shall be merged with and into Merger Sub in accordance with Chapter 351 of the Missouri Revised Statutes (the "Missouri Statute") and the provisions of the Delaware General Corporation Law (the "DGCL"), and the separate corporate existence of Seller shall cease. Merger Sub shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the "Surviving Corporation") and shall continue to be governed by the laws of the State of Missouri.

      1.02  Closing.  The closing (the "Closing") of the Merger, unless the
            -------
parties hereto shall otherwise mutually agree, shall take place at the offices of Mercantile in St. Louis, Missouri, at 10:00 am, local time, on the date that the Effective Time (as defined in Section 1.03) occurs (the "Closing Date").

      1.03  Effective Time.  The Merger shall become effective (the
            --------------
"Effective Time") upon the later of (i) the issuance of a Certificate of Merger by the Office of the Secretary of State of the State of Missouri and
(ii) the filing of a Certificate of Merger with the Office of the Secretary of State of the State of Delaware. Unless otherwise mutually agreed in writing by Buyers and Seller, subject to the terms and conditions of this Agreement, the Effective Time shall occur on such date as Buyers shall notify Seller in writing (such notice to be at least five business days in advance of the Effective Time) but (i) not earlier than the satisfaction of all conditions set forth in Section 6.01(a) and 6.01(b) (the "Approval Date") and
(ii) not later than the first business day of the first full calendar month commencing at least five business days after the Approval Date. On the Closing Date, the parties hereto will cause the Merger to be consummated by delivering to the Secretary of State of the State of Missouri and the Secretary of State of the State of Delaware, for filing, Articles of Merger and a Certificate of Merger, respectively, in such form as required by, and executed and acknowledged in accordance with, the relevant provisions of the Missouri Statute and the DGCL.

      1.04  Additional Actions.  If, at any time after the Effective Time,
            ------------------
the Surviving Corporation shall consider or be advised that any further deeds, assignments or assurances in law or any other acts are necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of Seller or Merger Sub, or (b) otherwise carry out the purposes of this Agreement, Seller and its officers and directors shall be deemed to have granted to the Surviving Corporation an irrevocable power of attorney to execute and deliver all such deeds, assignments or assurances in law and to do all acts necessary or proper to vest, perfect or confirm title to and possession of such rights, properties or assets in the Surviving Corporation and otherwise to carry out the purposes of this Agreement, and the officers and directors of the Surviving Corporation are authorized in the name of Seller or otherwise to take any and all such action.

      1.05  Articles of Incorporation and By-Laws.  The  Articles of
            -------------------------------------
Incorporation and By-Laws of Merger Sub in effect immediately prior to the Effective Time shall be the Articles of Incorporation and By-Laws of the Surviving Corporation following the Merger, unless otherwise repealed or amended.

      1.06  Board of Directors and Officers.  At the Effective Time, the
            -------------------------------
directors and officers of Merger Sub immediately prior to the Effective Time shall be the directors and officers, respectively, of the Surviving Corporation following the Merger, and such directors and officers shall hold office in accordance with the Surviving Corporation's By-Laws and applicable law.

      1.07  Conversion of Securities.  At the Effective Time, by virtue of
            ------------------------
the Merger and without any action on the part of the Buyers, Seller or the holder of any of the following securities:

            (a) Each share of the common stock, $1.00 par value, of Merger Sub that is issued and outstanding immediately prior to the Effective Time shall remain outstanding and shall be unchanged after the Merger and shall thereafter constitute all of the issued and outstanding capital stock of the Surviving Corporation; and

            (b) Subject to Sections 1.10 and 1.11 hereof, each share of common stock, $0.01 par value, of Seller ("Seller Common Stock") issued and outstanding immediately prior to the Effective Time (other than any shares held by Seller, Mercantile or any of their respective Subsidiaries (as defined in Section 2.02 hereof) (in each case other than in a fiduciary capacity or as a result of debts previously contracted), which shall be canceled), shall cease to be outstanding and shall be converted into and become the right to receive 0.4968 of a share (the "Exchange Ratio") of common stock, $0.01 par value, and the associated "Rights" under the "Rights Agreement," as those terms are defined in Section 3.02 hereof, of Mercantile (collectively, "Mercantile Common Stock"). The

      Exchange Ratio was computed by (i) aggregating (A) the total number of shares of Seller Common Stock that were issued and outstanding on the date of this Agreement (as set forth in Section 2.03 hereof) with (B) the total number of shares of Seller Common Stock that are reserved for issuance pursuant to options relating to Seller Common Stock and outstanding as of October 3, 1997 (as set forth in Section 2.03 hereof) and dividing such number of shares of Seller Common Stock (computed by aggregating (A) and (B) hereof (the "Fully Diluted Shares")) into (ii) 951,380, the aggregate number of shares of Mercantile Common Stock to be issued in the Merger. For purposes of this Agreement, the Exchange Ratio reflects the payment of the three-for-two Mercantile Common Stock dividend that was paid on October 1, 1997 to shareholders of record of Mercantile as of September 10, 1997 (the "Stock Dividend").

      1.08  Exchange Procedures.
            -------------------

            (a) As soon as practicable following the Effective Time, Mercantile shall mail or cause to be mailed to holders of record of certificates formerly representing shares of Seller Common Stock (the "Certificates"), as identified on the Seller Stockholder List (as provided pursuant to Section 1.10 hereof), letters advising them of the effectiveness of the Merger and instructing them to tender such Certificates to Mercantile or its duly appointed agent as exchange agent (the "Exchange Agent"), or in lieu thereof, such evidence of lost, stolen or mutilated Certificates and such surety bond or other security as the Exchange Agent may reasonably require (the "Required Documentation").

            (b) Subject to Section 1.10 hereof, after the Effective Time, each previous holder of a Certificate that surrenders such Certificate or in lieu thereof, the Required Documentation, to the Exchange Agent, with a properly completed and executed letter of transmittal with respect to such Certificate, will be entitled to a certificate or certificates representing the number of full shares of Mercantile Common Stock into which the Certificate so surrendered shall have been converted pursuant to this Agreement, and any distribution theretofore declared and not yet paid with respect to such shares of Mercantile Common Stock and any amount due with respect to fractional shares, without interest (the "Merger Consideration"). Such shares of Mercantile Common Stock, any amount due with respect to fractional shares and any distribution shall be delivered by the Exchange Agent to each such holder as promptly as practicable after such surrender.

            (c) Each outstanding Certificate, until duly surrendered to the Exchange Agent, shall be deemed to evidence ownership of the Merger Consideration into which the stock previously represented by such Certificate shall have been converted pursuant to this Agreement.

            (d) After the Effective Time, holders of Certificates shall cease to have rights with respect to the stock previously represented by such Certificates, and their sole rights shall be to exchange such Certificates for the Merger Consideration and any shares of Mercantile Common Stock to which the stockholder may be entitled pursuant to the provisions of Section 1.07 hereof. After the closing of the transfer books as described in Section 1.10 hereof, there shall be no further transfer on the records of Seller of Certificates, and if such Certificates are presented to Seller for transfer, they shall be canceled against delivery of the Merger Consideration. Neither Buyers nor the

      Exchange Agent shall be obligated to deliver the Merger Consideration until such holder surrenders the Certificates or furnishes the Required Documentation as provided herein. No dividends or distributions declared after the Effective Time (including any redemption by Mercantile of the Rights associated therewith) on the Mercantile Common Stock will be remitted to any person entitled to receive Mercantile Common Stock under this Agreement until such person surrenders the Certificate representing the right to receive such Mercantile Common Stock or furnishes the Required Documentation, at which time such dividends or declarations shall be remitted to such person, without interest and less any taxes that may have been imposed thereon. Certificates surrendered for exchange by an affiliate shall not be exchanged until Buyers have received a written agreement from such affiliate as required pursuant to Section 5.07 hereof. Neither the Exchange Agent nor any party to this Agreement nor any affiliate thereof shall be liable to any holder of stock represented by any Certificate for any Merger Consideration issuable or payable in the Merger that is paid to a public official pursuant to applicable abandoned property, escheat or similar laws.

      1.09  No Fractional Shares.  Notwithstanding any other provision of
            --------------------
this Agreement, neither certificates nor scrip for fractional shares of Mercantile Common Stock shall be issued in the Merger. Each holder of shares of Seller Common Stock who otherwise would have been entitled to a fraction of a share of Mercantile Common Stock shall receive (by check from the Exchange Agent, mailed to the stockholder with the certificate(s) for Mercantile Common Stock which such holder is to receive pursuant to the Merger) in lieu thereof, and at the time such holder receives the shares of Mercantile Common Stock to which the holder is entitled, cash (without interest) in an amount determined by multiplying the fractional share interest to which such holder would otherwise be entitled by the closing stock price of Mercantile Common Stock on the New York Stock Exchange (the "NYSE") Composite Tape as reported in The Wall Street Journal on the Closing Date. No such holder shall be entitled to dividends, voting rights or any other rights in respect of any fractional share.

      1.10  Closing of Stock Transfer Books.
            -------------------------------

            (a) The stock transfer books of Seller shall be closed at the end of business on the business day immediately preceding the Closing Date. In the event of a transfer of ownership of Seller Common Stock that is not registered in the transfer records prior to the closing of such record books, the Merger Consideration issuable or payable with respect to such stock may be delivered to the transferee, if the Certificate or Certificates representing such stock is presented to the Exchange Agent accompanied by all documents required to evidence and effect such transfer and all applicable stock transfer taxes are paid.

            (b) At the Effective Time, Seller shall provide Buyers with a complete and verified list of registered holders of Seller Common Stock based upon its stock transfer books as of the closing of said transfer books, including the names, addresses, certificate numbers and taxpayer identification numbers of such holders (the "Seller Stockholder List"). Buyers shall be entitled to rely upon the Seller Stockholder List to establish the identity of those persons entitled to receive the Merger Consideration, which list shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of stock represented by any Certificate, Buyers shall be entitled to deposit any Merger

      Consideration represented thereby in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.

      1.11  Anti-Dilution.  If between the date of this Agreement and the
            -------------
Effective Time a share of Mercantile Common Stock shall be changed into a different number of shares of Mercantile Common Stock or a different class of shares by reason of reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, or if a stock dividend thereon shall be declared with a record date within such period, then appropriate and proportionate adjustment or adjustments will be made to the Exchange Ratio such that each stockholder of Seller shall be entitled to receive such number of shares of Mercantile Common Stock or other securities as such stockholder would have received pursuant to such reclassification, recapitalization, split-up, combination, exchange of shares or readjustment or as a result of such stock dividend had the record date therefor been immediately following the Effective Time.

      1.12  Reservation of Right to Revise Transaction.  Buyers may at any
            ------------------------------------------
time change the method of effecting the acquisition of Seller by Buyers (including, without limitation, the provisions of this Article I) if and to the extent Buyers deem such change to be desirable, including, without limitation, to provide for (i) a merger of Merger Sub with and into Seller, in which Seller is the surviving corporation, or (ii) a merger of Seller directly into Mercantile, in which Mercantile is the surviving corporation; provided, however, that no such change shall (A) alter or change the amount or kind of the consideration to be received by the stockholders of Seller in the Merger, (B) adversely affect the tax treatment to Seller stockholders, as generally described in Section 6.01(e) hereof, (C) materially impede or delay receipt of any approvals, referred to in Section 6.01(b) or the consummation of the transactions contemplated by this Agreement or (D) prevent or impede the transactions contemplated hereby from qualifying for pooling-of-interests accounting treatment unless Buyers first waive Seller's covenants set forth in Sections 5.02(b) and 5.16 hereof and the condition to Buyers' obligation to consummate the Merger set forth in Section 6.03(f) hereof.

      1.13  Material Adverse Effect.  As used in this Agreement, the term
            -----------------------
"Material Adverse Effect" with respect to an entity means any condition, event, change or occurrence that has or may reasonably be expected to have a material adverse effect on the condition (financial or otherwise), properties, business or results of operations, of such entity and its Subsidiaries, taken as a whole as reflected in the Seller Financial Statements (as defined in Section 2.05(b)) or the Mercantile Financial Statements (as defined in Section 3.04), as the case may be; it being understood that a Material Adverse Effect shall not include: (i) a change with respect to, or effect on, such entity and its Subsidiaries resulting from a change in law, rule, regulation, generally accepted accounting principles or regulatory accounting principles; (ii) a change with respect to, or effect on, such entity and its Subsidiaries resulting from any other matter affecting depository institutions generally including, without limitation, changes in general economic conditions and changes in prevailing interest and deposit rates; (iii) in the case of Seller, any financial change resulting from adjustments taken pursuant to Section 5.05 hereof; (iv) a change disclosed in the Seller Financial Statements or the Mercantile Financial Statements, as the case may be; or (v) any charges taken by Mercantile in connection with pending or completed acquisitions or the disposition of certain businesses or lines of business.

                           ARTICLE II

            REPRESENTATIONS AND WARRANTIES OF SELLER

      Seller hereby represents and warrants to the Buyers as follows:

      2.01  Organization and Authority.  Seller is a corporation duly
            --------------------------
organized, validly existing and in good standing under the laws of the State of Delaware, is duly qualified to do business and is in good standing in all jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified, except where the failure of Seller to so qualify would not have a Material Adverse Effect on Seller and the Seller Subsidiaries, taken as a whole, and has the corporate power and authority to own its properties and assets and to carry on its business as it is now being conducted. Seller is registered as a savings and loan holding company with the Office of Thrift Supervision (the "OTS") under the HOLA. True and complete copies of the Certificate of Incorporation and By-Laws of Seller and the Charter and By-Laws of HomeBanc, a federal savings bank, a wholly owned subsidiary of Seller ("HomeBanc"), each as in effect on the date of this Agreement, are attached hereto as Schedule 2.01. Also attached
                                          -------------
hereto as Schedule 2.01 are true and complete lists of the stockholders of
          -------------
record of each of the Seller and HomeBanc (including directors' qualifying shares), as of a record date for the most recent annual meeting of Seller.

      2.02  Subsidiaries.
            ------------

            (a)   Schedule 2.02 sets forth, a complete and correct list of
                  -------------
      all of Seller's "Subsidiaries" (as defined in Rule 1-02 of Regulation S-X promulgated by the Securities and Exchange Commission (the "SEC"); each a "Seller Subsidiary" and, collectively, the "Seller Subsidiaries"), and all outstanding Equity Securities (as defined in
      Section 2.03) of each, all of which are owned directly or indirectly by Seller. Except as disclosed in Schedule 2.02, all of the outstanding
                                      -------------
      shares of capital stock of the Seller Subsidiaries owned directly or indirectly by Seller are validly issued, fully paid and nonassessable and are owned free and clear of any lien, claim, charge, option, encumbrance, agreement, mortgage, pledge, security interest or restriction (a "Lien") with respect thereto. Each of the Seller Subsidiaries is a corporation or savings bank duly incorporated or organized and validly existing under the laws of its jurisdiction of incorporation or organization, and has corporate power and authority to own or lease its properties and assets and to carry on its business as it is now being conducted. Each of the Seller Subsidiaries is duly qualified to do business in each jurisdiction where its ownership or leasing of property or the conduct of its business requires it so to be qualified, except where the failure to so qualify would not have a Material Adverse Effect on Seller and the Seller Subsidiaries, taken as a whole. Except as set forth in Schedule 2.02, neither Seller nor any
                                       -------------
      Seller Subsidiary owns beneficially, directly or indirectly, any shares of any class of Equity Securities or similar interests of any corporation, bank, business trust, association or organization, or any interest in a partnership or joint venture of any kind, other than those identified as Seller Subsidiaries in Schedule 2.02 hereof.
                                                 -------------

            (b) HomeBanc is a federal savings association duly organized and validly existing under the laws of the United States of America. The deposits of HomeBanc are insured by the Federal Deposit Insurance Corporation (the "FDIC") under the Federal Deposit Insurance Act of 1950, as amended (the "FDI Act").

      2.03  Capitalization.  The authorized capital stock of Seller consists
            --------------
of (i) 5,000,000 shares of Seller Common Stock, of which, as of October 3, 1997, 1,708,552 shares were issued and outstanding and (ii) 1,000,000 shares of preferred stock, $0.01 par value, of which, as of September 30, 1997, no shares were outstanding. As of September 30, 1997, Seller had reserved 270,654 shares of Seller Common Stock for issuance under Seller's stock option and incentive plans (including grants reflected in the Board minutes), a list of which is set forth on Schedule 2.03 (the "Seller Stock Plans"),
                                -------------
pursuant to which options ("Seller Employee Stock Options") covering 206,384 shares of Seller Common Stock were outstanding as of October 3, 1997. Since October 3, 1997, no equity securities of Seller have been issued, other than shares of Seller Common Stock which may have been issued upon the exercise of Seller Stock Options. "Equity Securities" of an issuer means capital stock or other equity securities of such issuer, options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, shares of any capital stock or other equity securities of such issuer, or contracts, commitments, understandings or arrangements by which such issuer is or may become bound to issue additional shares of its capital stock or other equity securities of such issuer, or options, warrants, scrip or rights to purchase, acquire, subscribe to, calls on or commitments for any shares of its capital stock or other equity securities. Except as set forth above, there are no other Equity Securities of Seller outstanding. All of the issued and outstanding shares of Seller Common Stock are validly issued, fully paid and nonassessable, and have not been issued in violation of any preemptive right of any stockholder of Seller. Neither Seller nor any Seller Subsidiary has taken or agreed to take any action or has any knowledge of any fact or circumstance and neither Seller nor any Seller Subsidiary will take any action that would prevent the Merger from qualifying for pooling-of-interests accounting treatment.

      2.04  Authorization.
            -------------

            (a) Seller has the corporate power and authority to enter into this Agreement and, subject to the approval of this Agreement by the stockholders of Seller and Regulatory Authorities (as defined in Section 2.06), to carry out its obligations hereunder. The only stockholder vote required for Seller to approve this Agreement is the affirmative vote of the holders of a majority of the outstanding shares of Seller Common Stock entitled to vote at a meeting called for such purpose. The execution, delivery and performance of this Agreement by Seller and the consummation by Seller of the transactions contemplated hereby in accordance with and subject to the terms of this Agreement have been duly authorized by the Board of Directors of Seller. Subject to the approval of Seller's stockholders and subject to the receipt of such approvals of the Regulatory Authorities as may be required by statute or regulation, this Agreement is a valid and binding obligation of Seller enforceable against Seller in accordance with its terms.

            (b)   Except as disclosed on Schedule 2.04(b), neither the
                                         ----------------
      execution nor delivery nor performance by Seller of this Agreement, nor the consummation by Seller of the transactions contemplated hereby, nor compliance by Seller with any of the provisions hereof, will (i) violate, conflict with, or result in a breach of any provisions of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration of, or result in the creation of, any Lien upon any of the properties or assets of Seller or any of the Seller

      Subsidiaries under any of the terms, conditions or provisions of (x) its Certificate of Incorporation, charter or By-Laws or (y) any material note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Seller or any of the Seller Subsidiaries is a party or by which it may be bound, or to which Seller or any of the Seller Subsidiaries or any of the properties or assets of Seller or any of the Seller Subsidiaries may be subject, or (ii) subject to compliance with the statutes and regulations referred to in subsection
      (c) of this Section 2.04 violate any judgment, ruling, order, writ, injunction, decree, statute, rule or regulation applicable to Seller or any of the Seller Subsidiaries or any of their respective properties or assets.

            (c) Other than in connection or in compliance with the provisions of the Missouri Statute, the DGCL, the Securities Act of 1933, as amended, and the rules and regulations thereunder (the "Securities Act"), the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the "Exchange Act"), the securities or blue sky laws of the various states or filings, consents, reviews, authorizations, approvals or exemptions required under the BHCA, or any required approvals of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), the OTS or other governmental agencies or governing boards having regulatory authority over Seller or any Seller Subsidiary, no notice to, filing with, exemption or review by, or authorization, consent or approval of, any public body or authority is necessary for the consummation by Seller of the transactions contemplated by this Agreement.

      2.05  Seller Financial Statements.
            ---------------------------

            (a)   Attached hereto as Schedule 2.05(a) are copies of the
                                     ----------------
      following documents: (i) Seller's Annual Report to Stockholders for the year ended December 31, 1996; and (ii) Seller's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997.

            (b) The financial statements contained in the documents referenced in Schedule 2.05(a) are referred to collectively as the
                    ----------------
      "Seller Financial Statements." The Seller Financial Statements have been prepared in accordance with generally accepted accounting principles ("GAAP") during the periods involved, and present fairly the consolidated financial position of Seller and the Seller Subsidiaries at the dates thereof and the consolidated results of operations, changes in stockholders' equity and cash flows of Seller and the Seller Subsidiaries for the periods stated therein.

            (c) Seller and the Seller Subsidiaries have each prepared, kept and maintained through the date hereof true, correct and complete financial books and records which fairly reflect their respective financial conditions, results of operations, changes in stockholders' equity and cash flows.

      2.06  Seller Reports.  Except as set forth in Schedule 2.06, since
            --------------                          -------------
January 1, 1995, each of Seller and the Seller Subsidiaries has timely filed all material reports, registrations and statements, together with any required amendments thereto, that it was required to file with (i) the SEC, including, but not limited to, Forms 10-K, Forms 10-Q, Forms 8-K and proxy statements,
(ii) the OTS, (iii) the FDIC and (iv) any federal, state, municipal or local government, securities, banking, savings and loan, environmental, insurance and other governmental or regulatory authority, and the agencies and staffs thereof (the entities in the foregoing clauses (i) through (iv) being referred to herein collectively as the "Regulatory Authorities" and individually as a "Regulatory
Authority"), having jurisdiction over the affairs of it. All such material reports and statements filed with any such Regulatory Authority are collectively referred to herein as the "Seller Reports." As of each of their respective dates, the Seller Reports complied in all material respects with all the rules and regulations promulgated by the applicable Regulatory Authority. With respect to Seller Reports filed with the Regulatory Authorities, to the best knowledge of Seller, there is no material unresolved violation, criticism or exception by any Regulatory Authority with respect to any report or statement filed by, or any examinations of, Seller or any of the Seller Subsidiaries.

      2.07  Title to and Condition of Assets.
            --------------------------------

            (a) Except as may be reflected in the Seller Financial Statements and with the exception of all "Real Property" (which is the subject of Section 2.08 hereof) Seller and the Seller Subsidiaries have, and at the Closing Date will have, good and marketable title to their real and personal property, including, without limitation, those reflected in the Seller Financial Statements (except those disposed of in the ordinary course of business since the date thereof), free and clear of any Lien, except for Liens for (i) taxes, assessments or other governmental charges not yet delinquent and (ii) as set forth or described in the Seller Financial Statements or any subsequent Seller Financial Statements delivered to Buyers prior to the Effective Time.

            (b) No material real or personal property that is reflected as owned by Seller or any of the Seller Subsidiaries in the Seller Financial Statements as of June 30, 1997, has been sold, leased, transferred, assigned or otherwise disposed of since such date, except in the ordinary course of business.

            (c) All furniture, fixtures, vehicles, machinery and equipment and computer software owned or used by Seller or the Seller Subsidiaries and in regular use, including any such items leased as a lessee (taken as a whole as to each of the foregoing with no single item deemed to be of material importance) are in good and serviceable condition, subject only to normal wear and tear. The operation by Seller or the Seller Subsidiaries of such properties and assets is in compliance in all material respects with all applicable laws, ordinances and rules and regulations of any governmental authority having jurisdiction over such use.

      2.08  Real Property.
            -------------

            (a)   A list of each parcel of real property owned by Seller or
      any of the Seller Subsidiaries (other than real property acquired in foreclosure or in lieu of foreclosure in the course of the collection of loans and being held by Seller or a Seller Subsidiary for disposition as required by law (such real property being herein referred to as the "Owned Real Property") and each parcel of real property leased by Seller or any of the Seller Subsidiaries (such real property being herein referred to as the "Leased Real Property") is attached to Schedule 2.08(a). In addition, a copy of the lease for
                  ----------------
      each parcel of Leased Real Property is attached to Schedule 2.08(a).
                                                         ----------------
      Seller shall update Schedule 2.08(a) within ten days of acquiring any
                          ----------------
      Owned Real Property or leasing any real property after the date hereof. Collectively, the Owned Real Property and the Leased Real Property is herein referred to as the "Real Property."

            (b) There is no pending action involving Seller or any of the Seller Subsidiaries as to the title of or the right to use any of the Real Property.

            (c)   Except as disclosed on Schedule 2.08(c), neither Seller nor
                                         ----------------
      any of the Seller Subsidiaries has any interest in any real property other than as described above in Section 2.08(a) except interests as a mortgagee, and except for any real property acquired in foreclosure or in lieu of foreclosure and being held for disposition as required by law.

            (d) None of the buildings, structures or other improvements located on the Real Property encroaches upon or over any adjoining parcel of real estate or any easement or right-of-way or "setback" line and, to the best knowledge of Seller, all such buildings, structures and improvements are located and constructed in conformity with all applicable zoning ordinances and building codes.

            (e) None of the buildings, structures or improvements located on the Owned Real Property are the subject of any official complaint or notice by any governmental authority of violation of any applicable zoning ordinance or building code, and there is no zoning ordinance, building code, use or occupancy restriction or condemnation action or proceeding pending, or, to the best knowledge of Seller, threatened, with respect to any such building, structure or improvement. The Owned Real Property is in generally good condition for its intended purpose, ordinary wear and tear excepted, and has been maintained in accordance with reasonable and prudent business practices applicable to like facilities.

            (f) Except as may be reflected in the Seller Financial Statements or with respect to such easements, Liens, defects or encumbrances as do not individually or in the aggregate materially adversely affect the use or value of the parcel of Owned Real Property, Seller and the Seller Subsidiaries have, and at the Closing Date will have, good and marketable title to their respective Owned Real Properties.

            (g) There are no underground storage tanks located on, in or under any Owned Real Property. Neither Seller nor any Seller Subsidiaries own or operate any underground storage tank at any Leased Real Property.

      2.09  Taxes.  Seller and each Seller Subsidiary have timely filed or
            -----
will timely file (including extensions) all tax returns required to be filed at or prior to the Closing Date ("Seller Returns"). Each of Seller and the Seller Subsidiaries has paid, or set up adequate reserves on the Seller Financial Statements for the payment of, all taxes required to be paid in respect of the periods covered by such Seller Returns and has set up adequate reserves on the most recent Seller Financial Statements for the payment of all taxes anticipated to be payable in respect of all periods up to and including the latest period covered by such Seller Financial Statements.
Neither Seller nor any Seller Subsidiary has any material liability for any such taxes in excess of the amounts so paid or reserves so established, and no material deficiencies for any tax, assessment or governmental charge have been proposed, asserted or assessed (tentatively or definitely) against Seller or any of the Seller Subsidiaries which would not be covered by existing reserves. Neither Seller nor any of the Seller Subsidiaries is delinquent in the payment of any material tax, assessment or governmental charge, nor has it requested any extension of time within which to file any tax returns in respect of any fiscal year which have not since been filed and no requests for waivers of the time to assess any tax are pending. No federal or state income tax return of Seller or any Seller Subsidiaries has been audited by the Internal Revenue Service (the "IRS") or any state tax authority for the seven most recent full calendar years. There is no deficiency or refund litigation or, to the best knowledge of Seller, matter in controversy with respect to Seller Returns. Neither Seller nor any of the Seller Subsidiaries has extended or waived any statute of limitations on the assessment of any tax due that is currently in effect.

      2.10  Material Adverse Effect.  Since June 30, 1997, there has been no
            -----------------------
Material Adverse Effect on Seller and the Seller Subsidiaries, taken as a whole.

      2.11  Loans, Commitments and Contracts.
            --------------------------------

            (a)   Schedule 2.11(a) contains a complete and accurate listing
                  ----------------
      as of the date hereof of all contracts entered into with respect to deposits of $250,000 or more, by account, and all loan agreements and commitments, notes, security agreements, repurchase agreements, bankers' acceptances, outstanding letters of credit and commitments to issue letters of credit, participation agreements, and other documents relating to or involving extensions of credit and other commitments to extend credit by Seller or any of the Seller Subsidiaries with respect to any one entity or related group of entities in excess of $500,000 to which Seller or any of the Seller Subsidiaries is a party or by which it is bound, by account, and, where applicable, such other information as shall be necessary to identify any related group of entities.

            (b) Except for the contracts and agreements required to be listed on Schedule 2.11(a) and the loans required to be listed on
                ----------------
      Schedule 2.11(f), and except as otherwise listed on Schedule 2.11(b),
      ----------------                                    ----------------
      as of the date hereof neither Seller nor any of the Seller Subsidiaries is a party to or is bound by any:

                  (i) agreement, contract, arrangement, understanding or commitment with any labor union;

                  (ii)   franchise or license agreement;

                  (iii) written employment, severance, termination pay, agency, consulting or similar agreement or commitment in respect of personal services;

                  (iv) material agreement, arrangement or commitment (A) not made in the ordinary course of business, and (B) pursuant to which Seller or any of the Seller Subsidiaries is or may become obligated to invest in or contribute to any Seller Subsidiary other than pursuant to Seller Employee Plans (as that term is defined in Section 2.19 hereof) and agreements relating to joint ventures or partnerships set forth in Schedule 2.02, true and
                                                  -------------
            complete copies of which have been furnished to Buyers;

                  (v) agreement, indenture or other instrument not disclosed in the Seller Financial Statements relating to the borrowing of money by Seller or any of the Seller Subsidiaries or the guarantee by Seller or any of the Seller Subsidiaries of any such obligation (other than trade payables or instruments related to transactions entered into in the ordinary course of business by Seller or any of the Seller Subsidiaries, such as deposits, Federal Home Loan Bank ("FHLB") and Federal Funds borrowings and repurchase and reverse repurchase agreements), other than such agreements, indentures or instruments providing for annual payments of less than $50,000;

                  (vi) contract containing covenants which limit the ability of Seller or any of the Seller Subsidiaries to compete in any line of business or with any person or which involves any restrictions on the geographical area in which, or method by which, Seller or any of the Seller Subsidiaries may carry on their respective businesses (other that as may be required by law or any applicable Regulatory Authority);

                  (vii) contract or agreement which is a "material contract" within the meaning of Item 601(b)(10) of Regulation S-K as promulgated by the SEC to be performed after the date of this Agreement that has not been filed or incorporated by reference in the Seller Reports;

                  (viii) lease with annual rental payments aggregating
            $25,000 or more;

                  (ix) loans or other obligations payable or owing to any officer, director or employee except (A) salaries, wages and directors' fees or other compensation incurred and accrued in the ordinary course of business and (B) obligations due in respect of any depository accounts maintained by any of the foregoing at Seller or any of the Seller Subsidiaries in the ordinary course of business; or

                  (x) other agreement, contract, arrangement, understanding or commitment involving an obligation by Seller or any of the Seller Subsidiaries of more than $100,000 and extending beyond six months from the date hereof that cannot be canceled without cost or penalty upon notice of 30 days or less, other than contracts entered into in respect of deposits, loan agreements and commitments, notes, security agreements, repurchase and reverse repurchase agreements, bankers' acceptances, outstanding letters of credit and commitments to issue letters of credit, participation agreements and other documents relating to transactions entered into by Seller or any of the Seller Subsidiaries in the ordinary course of business and not involving extensions of credit with respect to any one entity or related group of entities in excess of $100,000.

            (c) Seller and/or the Seller Subsidiaries carry property, liability, director and officer errors and omissions, and other insurance coverage as set forth in Schedule 2.11(c) under the heading
                                         ----------------
      "Insurance."

            (d) True, correct and complete copies of the agreements, contracts, leases, insurance policies and other documents referred to in Section 2.11(b) have been included
      with Schedule 2.11(b) hereto. True, correct and complete copies of the
           ----------------
      agreements, contracts, leases, insurance policies and other documents referred to in Sections 2.11(a) and (c) have been or shall be furnished or
                     ------------------------
      made available to Buyers.

            (e) To the best knowledge of Seller, each of the agreements, contracts, leases, insurance policies and other documents referred to in Schedules 2.11 (a), (b) and (c) is a valid, binding and enforceable
         -------------------------------
      obligation of the parties sought to be bound thereby, except as the enforceability thereof against the parties thereto may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws now or hereafter in effect relating to the enforcement of creditors' rights generally, and except that equitable principles may limit the right to obtain specific performance or other equitable remedies.

            (f)   Schedule 2.11(f) under the heading "Loans" contains a true,
                  ----------------
      correct and complete listing, as of the date of this Agreement, by account, of (i) all loans in excess of $100,000 of Seller or any of the Seller Subsidiaries that have been accelerated during the past twelve months; (ii) all loan commitments or lines of credit of Seller or any of the Seller Subsidiaries in excess of $100,000 which have been terminated by Seller or any of the Seller Subsidiaries during the past twelve months by reason of default or adverse developments in the condition of the borrower or other events or circumstances affecting the credit of the borrower; (iii) all loans, lines of credit and loan commitments in excess of $100,000, as to which Seller or any of the Seller Subsidiaries has given written notice of its intent to terminate during the past twelve months; (iv) with respect to all commercial loans (including commercial real estate) in excess of $100,000 all notification letters and other written communications from Seller or any of the Seller Subsidiaries to any of their respective borrowers, customers or other parties during the past twelve months wherein Seller or any of the Seller Subsidiaries has requested or demanded that actions be taken to correct existing defaults or facts or circum-stances which may become defaults; (v) each borrower, customer or other party which has notified Seller or any of the Seller Subsidiaries during the past twelve months of, or has asserted against Seller or any of the Seller Subsidiaries, in each case in writing, any "lender liability" or similar claim, and, to the best knowledge of Seller, each borrower, customer or other party which has given Seller or any of the Seller Subsidiaries any oral notification of, or orally asserted to or against Seller or any of the Seller Subsidiaries, any such claim; or
      (vi) all loans in excess of $50,000 (A) that are contractually past due 90 days or more in the payment of principal and/or interest, (B) that are on non-accrual status, (C) that have been classified "doubtful," "loss" or the equivalent thereof by any Regulatory Authority, (D) where a reasonable doubt exists as to the timely future collectibility of principal and/or interest, whether or not interest is still accruing or the loan is less than 90 days past due, (E) the interest rate terms have been reduced and/or the maturity dates have been extended subsequent to the agreement under which the loan was originally created due to concerns regarding the borrower's ability to pay in accordance with such initial terms, or (F) where a specific reserve allocation exists in connection therewith.

      2.12  Absence of Defaults.  Neither Seller nor any of the Seller
            -------------------
Subsidiaries is in violation of its charter documents or By-Laws or in default under any material agreement, commitment, arrangement, lease, insurance policy or other instrument, whether entered into in the ordinary course of business or otherwise and whether written or oral, and there has not occurred any event that, with the lapse of time or giving of notice or both, would constitute such a default.

      2.13  Litigation and Other Proceedings.  Except as set forth on
            --------------------------------
Schedule 2.13 or otherwise disclosed in the Seller Financial Statements,
-------------
neither Seller nor any of the Seller Subsidiaries is a party to any pending or, to the best knowledge of Seller, threatened claim, action, suit, investigation or proceeding, or is subject to any order, judgment or decree, except for matters which, in the aggregate, will not have, or reasonably could not be expected to have, a Material Adverse Effect on Seller and the Seller Subsidiaries, taken as a whole. Without limiting the generality of the foregoing, there are no actions, suits or proceedings pending or, to the best knowledge of Seller, threatened against Seller or any of the Seller Subsidiaries or any of their respective officers or directors by any stockholder of Seller or any of the Seller Subsidiaries (or any former stockholder of Seller or any of the Seller Subsidiaries) or involving claims under the Community Reinvestment Act of 1977, as amended, the Bank Secrecy Act, the fair lending laws or any other similar laws.

      2.14  Directors' and Officers' Insurance.  Each of Seller and the
            ----------------------------------
Seller Subsidiaries has taken or will take all requisite action (including, without limitation, the making of claims and the giving of notices) pursuant to its directors' and officers' liability insurance policy or policies in order to preserve all rights thereunder with respect to all matters (other than matters arising in connection with this Agreement and the transactions contemplated hereby) occurring prior to the Effective Time that are known to Seller.

      2.15  Compliance with Laws.
            --------------------

            (a) To the best knowledge of Seller, Seller and each of the Seller Subsidiaries have all permits, licenses, authorizations, orders and approvals of, and have made all filings, applications and registrations with, all Regulatory Authorities that are required in order to permit them to own or lease their respective properties and assets and to carry on their respective businesses as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to the best knowledge of Seller, no suspension or cancellation of any of them is threatened; and all such filings, applications and registrations are current; in each case except for permits, licenses, authorizations, orders, approvals, filings, applications and registrations the failure to have (or have made) would not have a Material Adverse Effect on Seller and the Seller Subsidiaries, taken as a whole.

            (b) (i) Each of Seller and the Seller Subsidiaries has complied with all laws, regulations and orders (including, without limitation, zoning ordinances, building codes, the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and securities, tax, environmental, civil rights, and occupational health and safety laws and regulations including, without limitation, in the case of Seller or any Seller Subsidiary that is a bank or savings association, banking organization, banking corporation or trust company, all statutes, rules, regulations and policy statements pertaining to the conduct of a banking, deposit-taking, lending or related business, or to the exercise of trust powers) and governing instruments applicable to it and to the conduct of its business, and (ii) neither Seller nor any of the Seller Subsidiaries is in default under, and no event has occurred which, with the lapse of time or notice or both, could result in the default under, the terms of any judgment, order, writ, decree, permit, or license of any

      Regulatory Authority or court, whether federal, state, municipal or local, and whether at law or in equity, except in the case of subparts (i) and
      (ii) where such failure to comply or default would not have a Material Adverse Effect on Seller and the Seller Subsidiaries, taken as a whole.

            (c)   Except as set forth on Schedule 2.15, neither Seller nor
                                         -------------
      any of the Seller Subsidiaries is subject to or reasonably likely to incur a liability as a result of its ownership, operation, or use of any Property (as defined below) of Seller (whether directly or, to the best knowledge of Seller, as a consequence of such Property being acquired in foreclosure or in lieu of foreclosure or being part of the investment portfolio of Seller or any of the Seller Subsidiaries) (A) that is contaminated by or contains any hazardous, toxic or dangerous substance, pollutant, waste, gas or material, including, without limitation, petroleum and petroleum products, asbestos, PCBs, pesticides, herbicides and any other metals, liquids, semi-solids or solids that are regulated under any federal, state or local statute, ordinance, rule, regulation or other law pertaining to environmental protection, contamination, quality, waste management or clean-up (each, a "Toxic Substance"), or (B) on which any Toxic Substance has been stored, disposed of, placed or used at the Property or in the construction of structures thereon; and which, in each case, reasonably could be expected to have a Material Adverse Effect on Seller and the Seller Subsidiaries, taken as a whole. "Property" shall include all property (real or personal, tangible or intangible) owned or controlled by Seller or any of the Seller Subsidiaries, including, without limitation, property acquired under foreclosure or in lieu of foreclosure, property in which any venture capital or similar unit of Seller or any of the Seller Subsidiaries has an interest and, to the best knowledge of Seller, property held by Seller or any of the Seller Subsidiaries in its capacity as a trustee. No claim, action, suit or proceeding is pending and no material claim has been asserted against Seller or any of the Seller Subsidiaries relating to Property of Seller or any of the Seller Subsidiaries and, to the best knowledge of the Seller, no such claim, action, suit or proceeding has been threatened before any court or other Regulatory Authority or arbitration tribunal relating to Toxic Substances, pollution or the environment, and there is no outstanding judgment, order, writ, injunction, decree or award against or affecting Seller or any of the Seller Subsidiaries with respect to the same. Except for statutory or regulatory restrictions of general application, no Regulatory Authority has placed any restriction on the business of Seller or any of the Seller Subsidiaries which reasonably could be expected to have a Material Adverse Effect on Seller and the Seller Subsidiaries, taken as a whole.

            (d) Neither Seller nor any of the Seller Subsidiaries has received any notification or communication that has not been finally resolved from any Regulatory Authority (i) asserting that the Seller or any of the Seller Subsidiaries or any Property is not in substantial compliance with any of the statutes, regulations or ordinances that such Regulatory Authority enforces, except with respect to matters which (A) are disclosed on Schedule 2.15 or (B) reasonably could not be
                                 -------------
      expected to have a Material Adverse Effect on the Seller and the Seller Subsidiaries, taken as a whole, (ii) threatening to revoke any license, franchise, permit or governmental authorization that reasonably could be expected to have a Material Adverse Effect on the Seller and the Seller Subsidiaries, taken as a whole, including, without limitation, such company's status as an insured depository institution under the Federal Deposit Insurance Act, as amended (the "FDI

      Act"), (iii) requiring or threatening to require Seller or any of the Seller Subsidiaries, or indicating that Seller or any of the Seller Subsidiaries may be required, to enter into a cease and desist order, agreement or memorandum of understanding or any other agreement restricting or limiting or purporting to direct, restrict or limit in any manner the operations of Seller or any of the Seller Subsidiaries, including, without limitation, any restriction on the payment of dividends. No such cease and desist order, agreement or memorandum of understanding or other agreement is currently in effect.

            (e) Neither Seller nor any of the Seller Subsidiaries is required by Section 32 of the FDI Act to give prior notice to any federal banking agency of the proposed addition of an individual to its board of directors or the employment of an individual as a senior executive officer.

      2.16  Labor.  No work stoppage involving Seller or any of the Seller
            -----
Subsidiaries is pending or, to the best knowledge of Seller, threatened. Neither Seller nor any of the Seller Subsidiaries is involved in, or, to the best knowledge of Seller, threatened with or affected by, any labor dispute, arbitration, lawsuit or administrative proceeding that reasonably could be expected to have a Material Adverse Effect on the Seller and the Seller Subsidiaries, taken as a whole. None of the employees of Seller or the Seller Subsidiaries are represented by any labor union or any collective bargaining organization.

      2.17  Material Interests of Certain Persons.  Except as set forth in
            -------------------------------------
the Seller's Proxy Statement for its 1997 Annual Meeting of Stockholders, to the best knowledge of the Seller, no officer or director of Seller or any of the Seller Subsidiaries, or any "associate" (as such term is defined in Rule 14a-1 under the Exchange Act) of any such officer or director, has any interest in any contract or property (real or personal, tangible or intangible), used in, or pertaining to the business of, Seller or any of the Seller Subsidiaries, which in the case of Seller and each of the Seller Subsidiaries would be required to be disclosed by Item 404 of Regulation S-K promulgated by the SEC.

      2.18  Allowance for Loan and Lease Losses; Non-Performing Assets;
            -----------------------------------------------------------
Financial Assets.
----------------

            (a) All of the accounts, notes and other receivables that are reflected in the Seller Financial Statements as of June 30, 1997 were acquired in the ordinary course of business and were collectible in full in the ordinary course of business, except for possible loan and lease losses that are adequately provided for in the allowance for loan and lease losses reflected in such Seller Financial Statements, and the collection experience of Seller and the Seller Subsidiaries since June 30, 1997 to the date hereof, has not deviated in any material and adverse manner from the credit and collection experience of Seller and the Seller Subsidiaries, taken as a whole, for the year ended December 31, 1996.

            (b) The allowances for loan losses contained in the Seller Financial Statements were established in accordance with the past practices and experiences of Seller and the Seller Subsidiaries, and the allowance for loan and lease losses shown on the consolidated balance sheet of Seller and the Seller Subsidiaries as of June 30, 1997, were adequate in all material respects under the requirements of GAAP, or regulatory accounting principles, as the case may be, to provide for possible losses on loans and leases (including, without limitation, accrued interest receivable) and credit commitments (including, without limitation, stand-by letters of credit) as of the date of such balance sheet.

            (c)   Schedule 2.18(c) sets forth as of the date of this
                  ----------------
      Agreement all assets classified by Seller as real estate acquired through foreclosure or repossession, including foreclosed assets.

            (d) As of September 30, 1997, the aggregate amount of all Non-Performing Assets (as defined below) on the books of Seller and the Seller Subsidiaries did not exceed $7,200,000. "Non-Performing Assets" shall mean (i) all loans (A) that are contractually past due 90 days or more in the payment of principal and/or interest, (B) that are on nonaccrual status, (C) that have been classified "doubtful," "loss" or the equivalent thereof by any Regulatory Agency or (D) where the interest rate terms have been reduced and/or the maturity dates have been extended subsequent to the agreement under which the loan was originally created due to concerns regarding the borrower's ability to pay in accordance with such initial terms, and (ii) all assets classified by Seller as real estate acquired through foreclosure or in lieu of foreclosure, including in-substance foreclosures, and all other assets acquired through foreclosure or in lieu of foreclosure.

            (e) All loans receivable (including discounts) and accrued interest entered on the books of Seller and the Seller Subsidiaries, to the extent unpaid on the Closing Date, arose out of bona fide arm's-length transactions, were made for good and valuable consideration in the ordinary course of Seller's or the appropriate Seller Subsidiary's respective business, and the notes or other evidences of indebtedness with respect to such loans or discounts are true and genuine and are what they purport to be. To the best knowledge of Seller, the loans, discounts and the accrued interest reflected on the books of Seller and the Seller Subsidiaries are subject to no defenses, set-offs or counterclaims (including, without limitation, those afforded by usury or truth-in-lending laws), except as may be provided by bankruptcy, insolvency or similar laws affecting creditors' rights generally or by general principles of equity. All such loans are owned by Seller or the appropriate Seller Subsidiary free and clear of any liens, restrictions or encumbrances.

            (f) The notes and other evidences of indebtedness evidencing the loans described in (e) above, and all pledges, mortgages, deeds of trust and other collateral documents or security instruments relating thereto are and will be, in all material respects, valid, true, genuine and enforceable, and what they purport to be. Seller and each of the Seller Subsidiaries has good and valid title to the investment securities shown on their respective Seller Financial Statements and all securities entered on the books of Seller or the appropriate Seller Subsidiary subsequent to June 30, 1997, except for those sold or redeemed in the ordinary course of business. A complete and accurate list of such investment securities as of September 30, 1997 is attached as Schedule 2.18(f). Such list shall be updated each month in writing
         ----------------
      until the Closing.

      2.19  Employee Benefit Plans.
            ----------------------

            (a)   Schedule 2.19(a) lists all pension, retirement,
                  ----------------
      supplemental retirement, stock option, stock purchase, stock ownership, savings, stock appreciation right, profit sharing, deferred compensation, consulting, bonus, medical, disability, workers' compensation, vacation, group insurance, severance and other employee benefit, incentive and welfare policies, contracts, plans and arrangements, and all trust agreements related thereto, currently maintained by or contributed to by Seller or any of the Seller Subsidiaries in respect of any of the present or former directors, officers, or other employees of and/or consultants to Seller or any of the Seller Subsidiaries (collectively, "Seller Employee Plans").
      Seller has furnished, or will promptly furnish after the date hereof, Buyers with the following documents with respect to each Seller Employee Plan: (i) a true and complete copy of all written documents comprising such Seller Employee Plan (including amendments and individual agreements relating thereto) or, if there is no such written document, an accurate and complete description of the Seller Employee Plan; (ii) the most recently filed Form 5500 or Form 5500-C/R (including all schedules thereto), if applicable; (iii) the most recent financial statements and actuarial reports, if any; (iv) the summary plan description currently in effect and all material modifications thereof, if any; and (v) the most recent IRS determination letter, if any.

            (b) All Seller Employee Plans have been maintained and operated in all material respects in accordance with their terms and the material requirements of all applicable statutes, orders, rules and final regulations, including, without limitation, to the extent applicable, ERISA and the Internal Revenue Code of 1986, as amended (the "Code"). All contributions required to be made to Seller Employee Plans have been made or reserved.

            (c) With respect to each of the Seller Employee Plans which is a pension plan (as defined in Section 3(2) of ERISA) (the "Pension Plans"): (i) each Pension Plan which is intended to be "qualified" within the meaning of Section 401(a) of the Code has been determined to be so qualified by the IRS and, to the best knowledge of the Seller, such determination letter may still be relied upon, and each related trust is exempt from taxation under Section 501(a) of the Code; (ii) the actuarial present value of all benefits vested and all benefits accrued under each Pension Plan which is subject to Title IV of ERISA, valued using the assumptions in the most recent actuarial report, did not, in each case, as of the last applicable annual valuation date (as indicated on Schedule 2.19(a)), exceed the value of the assets of the
                   ----------------
      Pension Plan allocable to such vested or accrued benefits; (iii) to the best knowledge of the Seller, there has been no "prohibited transaction," as such term is defined in Section 4975 of the Code or
      Section 406 of ERISA, which could subject any Pension Plan or associated trust, or Seller or any of the Seller Subsidiaries, to any material tax or penalty; (iv) no Pension Plan or any trust created thereunder has been terminated, nor has there been any "reportable events" with respect to any Pension Plan, as that term is defined in
      Section 4043 of ERISA since January 1, 1989; and (v) no Pension Plan or any trust created thereunder has incurred any "accumulated funding deficiency", as such term is defined in Section 302 of ERISA (whether or not waived). No Pension Plan is a "multiemployer plan" as that term is defined in Section 3(37) of ERISA.

            (d)   Except as disclosed in Schedule 2.19(d), neither Seller nor
                                         ----------------
      any of the Seller Subsidiaries has any liability for any post-retirement health, medical or similar benefit of any kind whatsoever, except as required by statute or regulation.

            (e) Neither Seller nor any of the Seller Subsidiaries has any material liability under ERISA or the Code as a result of its being a member of a group described in Sections 414(b), (c), (m) or (o) of the Code.

            (f)   Except as disclosed in Schedule 2.19(f), neither the
                                         ----------------
      execution nor delivery of this Agreement, nor the consummation of any of the transactions contemplated hereby, will (i) result in any payment (including, without limitation, severance, unemployment compensation or golden parachute payment) becoming due to any director or employee of Seller or any of the Seller Subsidiaries from any of such entities,
      (ii) increase any benefit otherwise payable under any of the Seller Employee Plans or (iii) result in the acceleration of the time of payment of any such benefit. Seller shall use its best efforts to insure that no amounts paid or payable by Seller, the Seller Subsidiaries or Buyers to or with respect to any employee or former employee of Seller or any of the Seller Subsidiaries will fail to be deductible for federal income tax purposes by reason of Section 280G of the Code, provided that the Seller makes no representation or warranty herein with respect to the Employment Agreements of even date herewith by and between Mercantile and C. Steven Sjogren and Mercantile and John
      R. Perkins.

      2.20  Conduct of Seller to Date.  From and after June 30, 1997 through
            -------------------------
the date of this Agreement, except as set forth in the Seller Financial Statements and the Seller Reports and except as disclosed in Schedule 2.20:
                                                             -------------
(i) Seller and the Seller Subsidiaries have conducted their respective businesses in the ordinary and usual course consistent with past practices;
(ii) neither Seller nor any of the Seller Subsidiaries has issued, sold, granted, conferred or awarded any of its Equity Securities, or any corporate debt securities which would be classified under GAAP as long-term debt on the balance sheets of Seller or the Seller Subsidiaries; (iii) Seller has not effected any stock split or adjusted, combined, reclassified or otherwise changed its capitalization; (iv) Seller has not declared, set aside or paid any dividend (other than its regular quarterly dividends) or other distribution in respect of its capital stock, or purchased, redeemed, retired, repurchased or exchanged, or otherwise acquired or disposed of, directly or indirectly, any of its Equity Securities, whether pursuant to the terms of such Equity Securities or otherwise; (v) neither Seller nor any of the Seller Subsidiaries has incurred any obligation or liability (absolute or contingent), except liabilities incurred in the ordinary course of business, or subjected to Lien any of its assets or properties other than in the ordinary course of business consistent with past practice; (vi) neither Seller nor any of the Seller Subsidiaries has discharged or satisfied any Lien or paid any obligation or liability (absolute or contingent), other than in the ordinary course of business; (vii) neither Seller nor any of the Seller Subsidiaries has sold, assigned, transferred, leased, exchanged, or otherwise disposed of any of its properties or assets other than for a fair consideration in the ordinary course of business; (viii) except as required by contract or law, neither Seller nor any of the Seller Subsidiaries has (A) increased the rate of compensation of, or paid any bonus to, any of its directors, officers, or other employees, except in accordance with existing policy, (B) entered into any new, or amended or supplemented any existing, employment, management, consulting, deferred compensation, severance, or other similar contract, (C) entered into, terminated, or substantially modified any of the Seller Employee Plans or (D) agreed to do any of the foregoing; (ix) neither Seller nor any Seller

Subsidiary has suffered any material damage, destruction, or loss, whether as the result of fire, explosion, earthquake, accident, casualty, labor trouble, requisition, or taking of property by any Regulatory Authority, flood, windstorm, embargo, riot, act of God or the enemy, or other casualty or event, and whether or not covered by insurance; (x) neither Seller nor any of the Seller Subsidiaries has canceled or compromised any debt, except for debts charged off or compromised in accordance with the past practice of Seller and the Seller Subsidiaries; and (xi) neither Seller nor any of the Seller Subsidiaries has entered into any material transaction, contract or commitment outside the ordinary course of its business.

      2.21  Absence of Undisclosed Liabilities.
            ----------------------------------

            (a) As of the date of this Agreement, neither Seller nor any of the Seller Subsidiaries has any debts, liabilities or obligations equal to or exceeding $50,000, individually or $100,000 in the aggregate, whether accrued, absolute, contingent or otherwise and whether due or to become due, which are required to be reflected in the Seller Financial Statements or the notes thereto in accordance with GAAP except:

                  (i) debts, liabilities, obligations and contingencies reflected on the Seller Financial Statements and the notes thereto;

                  (ii)  operating leases reflected on Schedule 2.11(b); and
                                                      ----------------

                  (iii) debts, liabilities or obligations incurred or arising since June 30, 1997 in the ordinary and usual course of their respective businesses, none of which are for breach of contract, breach of warranty, torts, infringements or lawsuits and none of which have a Material Adverse Effect on Seller and the Seller Subsidiaries, taken as a whole.

            (b) Neither Seller nor any of the Seller Subsidiaries was as of June 30, 1997, and since such date to the date hereof, has become a party to, any contract or agreement, excluding deposits, loan agreements, and commitments, notes, security agreements, repurchase and reverse repurchase agreements, bankers' acceptances, outstanding letters of credit and commitments to issue letters of credit, participation agreements and other documents relating to transactions entered into by Seller or any of the Seller Subsidiaries in the ordinary course of business, that had, has or may be reasonably expected to have a Material Adverse Effect on Seller and the Seller Subsidiaries, taken as a whole.

      2.22  Proxy Statement, Etc.  None of the information regarding Seller
            --------------------
or any of the Seller Subsidiaries to be supplied by Seller for inclusion or included in (i) the Registration Statement on Form S-4 to be filed with the SEC by Mercantile for the purpose of registering the shares of Mercantile Common Stock to be exchanged for shares of Seller Common Stock pursuant to the provisions of this Agreement (the "Registration Statement"), (ii) the Proxy Statement to be mailed to Seller's stockholders in connection with the meeting to be called to consider this Agreement and the Merger (the "Proxy Statement") or (iii) any other documents to be filed with any Regulatory Authority in connection with the transactions contemplated hereby will, at the respective times such documents are filed with any Regulatory Authority and, in the case of the Registration Statement, when it becomes effective and, with respect to the Proxy Statement, when mailed, be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not misleading or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the meeting of Seller's stockholders referred to in Section 5.03, be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for such meeting. All documents which Seller or any of the Seller Subsidiaries is responsible for filing with any Regulatory Authority in connection with the Merger will comply as to form in all material respects with the provisions of applicable law.

      2.23  Registration Obligations.  Neither Seller nor any of the Seller
            ------------------------
Subsidiaries is under any obligation, contingent or otherwise, which will survive the Effective Time by reason of any agreement to register any transaction involving any of its securities under the Securities Act.

      2.24  Tax and Regulatory Matters.  Neither Seller nor any of the Seller
            --------------------------
Subsidiaries has taken or agreed to take any action or has any knowledge of any fact or circumstance that would (i) prevent the transactions contemplated hereby from qualifying as a reorganization within the meaning of Section 368 of the Code or (ii) materially impede or delay receipt of any approval referred to in Section 6.01(b) or the consummation of the transactions contemplated by this Agreement.

      2.25  Brokers and Finders.  Except for Keefe Bruyette & Woods, Inc.,
            -------------------
neither Seller nor any of the Seller Subsidiaries nor any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder's fees, and no broker or finder has acted directly or indirectly for Seller or any of the Seller Subsidiaries in connection with this Agreement or the transactions contemplated hereby.

      2.26  Interest Rate Risk Management Instruments.
            -----------------------------------------

            (a)   Set forth on Schedule 2.26(a) is a list as of the date
                               ----------------
      hereof of all interest rate swaps, caps, floors and option agreements and other interest rate risk management arrangements to which Seller or any of the Seller Subsidiaries is a party or by which any of their properties or assets may be bound.

            (b) All such interest rate swaps, caps, floors and option agreements and other interest rate risk management arrangements to which Seller or any of the Seller Subsidiaries is a party or by which any of their properties or assets may be bound were entered into in the ordinary course of business and, to the best knowledge of Seller, in accordance with prudent banking practice and applicable rules, regulations and policies of Regulatory Authorities and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of Seller or a Seller Subsidiary and are in full force and effect. Seller and each of the Seller Subsidiaries has duly performed in all material respects all of its obligations thereunder to the extent that such obligations to perform have accrued, and to the best knowledge of Seller, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.

      2.27  Accuracy of Information.  The statements contained in this
            -----------------------
Agreement, the Schedules and any other written document executed and delivered by or on behalf of Seller pursuant to the terms of this Agreement are true and correct as of the date hereof or as of the date delivered in all material respects, and such statements and documents do not omit any material fact necessary to make the statements contained therein not misleading.

      2.28  Year 2000 Compliant.  To the best knowledge of Seller, all
            -------------------
computer software and hardware utilized by Seller or any Seller Subsidiary is, or Seller is taking steps to be, Year 2000 compliant, which, for purposes of this Agreement, shall mean that the data outside the range 1990-1999 will be correctly processed in any level of computer hardware or software including, but not limited to, microcode, firmware, applications programs, files and data bases. All computer software is, or Seller is taking steps to ensure that all computer software will be, designed to be used prior to, during and after the calendar year 2000 A.D., and such software will operate during each such time period without error relating to date data, specifically including any error relating to, or the product of, date data that represents or references different centuries or more than one century.

                                 ARTICLE III

                  REPRESENTATIONS AND WARRANTIES OF THE BUYERS

      The Buyers hereby represent and warrant to Seller as follows:

      3.01  Organization and Authority.  Mercantile and Merger Sub are each
            --------------------------
corporations duly organized, validly existing and in good standing under the laws of the State of Missouri, are each qualified to do business and are each in good standing in all jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified and has corporate power and authority to own its properties and assets and to carry on its business as it is now being conducted, except where the failure to be so qualified would not have a Material Adverse Effect on Mercantile and its Subsidiaries, taken as a whole. Each of Mercantile and Merger Sub is registered as a bank holding company with the Federal Reserve Board under the BHCA.

      3.02  Capitalization of Mercantile.  The authorized capital stock of
            ----------------------------
Mercantile consists of (i) 200,000,000 shares of Mercantile Common Stock, of which, as of September 30, 1997, 86,981,445 shares were issued and 86,877,787 were outstanding and (ii) 5,000,000 shares of preferred stock, no par value ("Mercantile Preferred Stock"), issuable in series, of which as of the date hereof, no shares were issued and outstanding. Mercantile has designated 2,000,000 shares of Mercantile Preferred Stock as "Series A Junior Participating Preferred Stock" and has reserved such shares under a Rights Agreement dated May 23, 1988 between Mercantile and Mercantile Bank National Association, as Rights Agent (the "Rights Agreement" and, the rights to be issued pursuant thereto, the "Rights"). As of September 30, 1997, Mercantile had reserved: (i) 8,747,596 shares of Mercantile Common Stock for issuance under various Mercantile employee and/or director stock option, incentive and/or benefit plans ("Mercantile Employee/Director Stock Grants"); and (ii) 2,550,000 shares of Mercantile Common Stock for issuance upon the acquisition of Horizon Bancorp, Inc. ("Horizon") pursuant to the Agreement and Plan of Merger dated as of July 31, 1997 by and between Mercantile and Horizon. From September 30, 1997 through the date of this Agreement, no shares of Mercantile Common Stock have been issued, excluding any such shares which may have been issued in connection with Mercantile Employee/Director Stock Grants and shares issued in connection with the Stock Dividend.

      Mercantile continually evaluates possible acquisitions and may prior to the Effective Time enter into one or more agreements providing for, and may consummate, the acquisition by it of another bank, association, bank holding company, savings and loan holding company or other company (or the assets thereof) for consideration that may include Equity Securities. In addition, prior to the Effective Time, Mercantile may, depending on market conditions and other factors, otherwise determine to issue equity, equity-linked or other securities for financing purposes or repurchase its outstanding

Equity Securities. Notwithstanding the foregoing, neither Mercantile nor any Mercantile Subsidiary has taken or agreed to take any action or has any knowledge of any fact or circumstance and neither Mercantile nor Merger Sub will take any action that would (i) prevent the transactions contemplated hereby from qualifying as a reorganization within the meaning of Section 368 of the Code, (ii) materially impede or delay receipt of any approval referred to in Section 6.01(b) or the consummation of the trans-actions contemplated by this Agreement or (iii) prevent the Merger from qualifying for pooling-of-interests accounting treatment. Except as set forth above, there are no other Equity Securities of Mercantile outstanding. All of the issued and outstanding shares of Mercantile Common Stock are validly issued, fully paid, and nonassessable, and have not been issued in violation of any preemptive right of any shareholder of Mercantile. At the Effective Time, the Mercantile Common Stock to be issued in the Merger will be duly authorized, validly issued, fully paid and nonassessable, will not be issued in violation of any preemptive right of any shareholder of Mercantile and will be listed for trading on the NYSE.

      3.03  Authorization.
            -------------

            (a) Mercantile and Merger Sub each have the corporate power and authority to enter into this Agreement and to carry out their respective obligations hereunder. The execution, delivery and performance of this Agreement by Mercantile and Merger Sub and the consummation by Mercantile and Merger Sub of the transactions contemplated hereby have been duly authorized by all requisite corporate action of Mercantile and Merger Sub. Subject to the receipt of such approvals of the Regulatory Authorities as may be required by statute or regulation, this Agreement is a valid and binding obligation of Mercantile and Merger Sub enforceable against each in accordance with its terms.

            (b) Neither the execution, delivery and performance by Mercantile and Merger Sub of this Agreement, nor the consummation by Mercantile and Merger Sub of the transactions contemplated hereby, nor compliance by Mercantile and Merger Sub with any of the provisions hereof, will (i) violate, conflict with or result in a breach of any provisions of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration of, or result in the creation of, any Lien upon any of the properties or assets of Mercantile or Merger Sub under any of the terms, conditions or provisions of (x) their respective Articles of Incorporation or By-Laws, or (y) any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Mercantile or Merger Sub is a party or by which they may be bound, or to which Mercantile or Merger Sub or any of their respective properties or assets may be subject, or
      (ii) subject to compliance with the statutes and regulations referred to in subsection (c) of this Section 3.03, violate any judgment, ruling, order, writ, injunction, decree, statute, rule or regulation applicable to Mercantile or Merger Sub or any of their respective properties or assets; other than violations, conflicts, breaches, defaults, terminations, accelerations or Liens which would not have a Material Adverse Effect on Mercantile and its Subsidiaries, taken as a whole.

            (c) Other than in connection with or in compliance with the provisions of the Missouri Statute, the DGCL, the Securities Act, the Exchange Act, the securities or blue sky laws of the various states or filings, consents, reviews, authorizations, approvals or exemptions required under the BHCA, the FDI Act or any required approvals of any other Regulatory Authority, no notice to, filing with, exemption or review by, or authorization, consent or approval of, any public body or authority is necessary for the consummation by Mercantile and Merger Sub of the transactions contemplated by this Agreement.

      3.04  Mercantile Financial Statements.  The supplemental consolidated
            -------------------------------
balance sheets of Mercantile and its Subsidiaries as of December 31, 1996, 1995 and 1994 and related supplemental consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996, together with the notes thereto, audited by KPMG Peat Marwick LLP, as filed with the SEC on Form 8-K dated May 13, 1997 (collectively, the "Mercantile Financial Statements"), have been prepared in accordance with GAAP, present fairly the consolidated financial position of Mercantile and its Subsidiaries at the dates thereof and the consolidated results of operations, changes in shareholders' equity and cash flows of Mercantile and its Subsidiaries for the periods stated therein and are derived from the books and records of Mercantile and its Subsidiaries, which are complete and accurate in all material financial respects and have been maintained in accordance with good business practices. Neither Mercantile nor any of its Subsidiaries has any material contingent liabilities that are not described in the Mercantile Financial Statements.

      3.05  Mercantile Reports.  Since January 1, 1995, each of Mercantile
            ------------------
and its Subsidiaries has filed all reports, registrations and statements, together with any required amendments thereto, that it was required to file with any Regulatory Authority. All such reports and statements filed with any such Regulatory Authority are collectively referred to herein as the "Mercantile Reports." As of its respective date, each Mercantile Report complied in all material respects with all the rules and regulations promulgated by the applicable Regulatory Authority and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

      3.06  Material Adverse Effect.  Since June 30, 1997, there has been no
            -----------------------
Material Adverse Effect on Mercantile and its Subsidiaries, taken as a whole.

      3.07  Registration Statement, Etc.  None of the information regarding
            ----------------------------
Mercantile or any of its Subsidiaries to be supplied by Buyers for inclusion or included in (i) the Registration Statement, (ii) the Proxy Statement, or
(iii) any other documents to be filed with any Regulatory Authority in connection with the transactions contemplated hereby will, at the respective times such documents are filed with any Regulatory Authority and, in the case of the Registration Statement, when it becomes effective and, with respect to the Proxy Statement, when mailed, be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not misleading or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the meeting of shareholders referred to in Section 5.03, be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for such meeting. All documents which Mercantile or Merger Sub are responsible for filing with any Regulatory Authority in connection with the Merger will comply as to form in all material respects with the provisions of applicable law.

      3.08  Taxes.  Mercantile and each of its Subsidiaries have timely filed
            -----
or will timely file (including extensions) all tax returns required to be filed at or prior to the Closing Date ("Buyer

Returns"). Mercantile and each of its Subsidiaries have paid, or set up adequate reserves of the Mercantile Financial Statements for the payment of, all taxes required to be paid in respect of all periods up to and including the latest period covered by the Mercantile Financial Statements. Neither Mercantile nor any of its Subsidiaries has any material liability for any such taxes in excess of the amounts so paid or reserves so established, and no deficiencies for any tax, assessment or governmental charge have been proposed, asserted or assessed (tentatively or definitely) against Mercantile or any of its Subsidiaries which would not be covered by existing reserves. Neither Mercantile nor any of its Subsidiaries is delinquent in the payment of any material tax, assessment or governmental charge, nor has it requested any extension of time within which to file any tax returns in respect of any fiscal year which have not been since filed and no requests for waivers of the time to assess any tax are pending. There is no deficiency or refund litigation or, to the best knowledge of Mercantile, matter in controversy with respect to Mercantile Returns. Neither Seller nor any of the Subsidiaries has extended or waived any statute of limitations on the assessment of any tax due that is currently in effect.

      3.09  Material Adverse Effect.  Since June 30, 1997, there has been no
            -----------------------
Material Adverse Effect on Mercantile and its Subsidiaries, taken as a whole.

      3.10  Litigation and Other Proceedings.   Except as otherwise disclosed
            --------------------------------
in the Mercantile Financial Statements, neither Mercantile nor any of its Subsidiaries is a party to any pending or, to the best knowledge of Mercantile, threatened claim, action, suit, investigation or proceeding, or is subject to any order, judgment or decree, except for matters which, in the aggregate, will not have, or reasonably could not be expected to have, a Material Adverse Effect on Mercantile and its Subsidiaries, taken as a whole. Without limiting the generality of the foregoing, there are no actions, suits or proceedings pending or, to the best knowledge of Mercantile, threatened against Mercantile or any of its Subsidiaries or any of their respective officers or directors by any stockholder of Mercantile or any of its Subsidiaries (or any former stockholders of Mercantile or any of its Subsidiaries) or involving claims under the Community Reinvestment Act of 1977, as amended, the Bank Secrecy Act, the fair lending laws or any other similar laws.

      3.11  Compliance with Laws.
            --------------------

            (a) To the best knowledge of Mercantile, Mercantile and each of its Subsidiaries have all permits, licenses, authorizations, orders and approvals of, and have made all filings, applications and registrations with, all Regulatory Authorities that are required in order to permit them to own or lease their respective properties and assets and to carry on their respective businesses as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to the best knowledge of Mercantile, no suspension or cancellation of any of them is threatened; and all such filings, applications and registrations are current; in each case except for permits, licenses, authorizations, orders, approvals, filings, applications and registrations, the failure to have (or have made) would not have a Material Adverse Effect on Mercantile and its Subsidiaries, taken as a whole.

            (b) (i) Each of Mercantile and its Subsidiaries has complied with all laws, regulations and orders (including, without limitation, zoning ordinances, building codes, ERISA, and securities, tax, environmental, civil rights, and occupational health and safety laws and regulations including, without limitation, in the case of Mercantile or any of its Subsidiaries that is a bank or savings association, banking organization, banking corporation or trust company, all statutes, rules, regulation and policy statements pertaining to the conduct of banking, deposit-taking, lending or related business, or to the exercise of trust powers and governing instruments applicable to it and to the conduct of its business, and (ii) neither Mercantile nor any of its Subsidiaries is in default under, and no event has occurred which, with the lapse of time or notice or both, could result in a default under, the terms of any judgment, order, writ, decree, permit, or license of any Regulatory Authority or court, whether federal, state, municipal or local, and whether at law or inequity, except in the case of subparts (i) or (ii), where failure to comply or default would not have a Material Adverse Effect on Mercantile and its Subsidiaries, taken as a whole.

            (c) Neither Mercantile nor any of its Subsidiaries is subject to or reasonably likely to incur a liability as a result of its ownership, operation, or use of any Property of Mercantile (whether directly or, to the best knowledge of Mercantile, as a consequence of such Property being acquired in foreclosure or in lieu of foreclosure or being a part of the investment portfolio of Mercantile or any of its Subsidiaries) (A) that is contaminated by or contains any Toxic Substances, including, without limitation, petroleum, asbestos, PCBs, pesticides, herbicides and any other substance or waste that is hazardous to human health or the environment and regulated by federal, state or local law, or (B) on which any Toxic Substance has been stored, disposed of, placed or used at the Property or in the construction of structures thereon; and which, in each case, reasonably could be expected to have a Material Adverse Effect on Mercantile and its Subsidiaries, taken as a whole. "Property" shall include all property (real or personal, tangible or intangible) owned or controlled by Mercantile or any of its Subsidiaries, including without limitation, property acquired under foreclosure or in lieu of foreclosure, property in which any venture capital or similar unit of Mercantile or any of its Subsidiaries has an interest and, to the best knowledge of Mercantile, property held by Mercantile or any of its Subsidiaries in its capacity as a trustee. No claim, action, suit or proceeding is pending and no material claim has been asserted against Mercantile or any of its Subsidiaries relating to the Property of Mercantile or any of its Subsidiaries, and, to the best knowledge of Mercantile, no such claim, action, suit or proceeding has been threatened, before any court or other Regulatory Authority or arbitration tribunal relating to Toxic Substances, pollution or the environment, and there is no outstanding judgment, order, writ, injunction, decree or award against or affecting Mercantile or any of its Subsidiaries with respect to the same. Except for statutory or regulatory restrictions of general application, no Regulatory Authority has placed any restriction on the business of Mercantile or any of its Subsidiaries which reasonably could be expected to have a Material Adverse Effect on Mercantile and its Subsidiaries, taken as a whole.

            (d) Neither Mercantile nor any of its Subsidiaries has receive any notification or communication that has not been finally resolved from any Regulatory Authority (i) asserting that Mercantile or any of its Subsidiaries or any Property is not in substantial compliance with any of the statutes, regulations or ordinances that such Regulatory Authority enforces, except with respect to matters which reasonably could not be expected to have a Material Adverse Effect on Mercantile and its Subsidiaries, taken as a whole, (ii) threatening to revoke any license, franchise, permit or governmental authorization that reasonably could be expected to have a Material Adverse Effect on Mercantile and its Subsidiaries, taken as a whole, including, without limitation, such company's status as an insured depository institution under the FDI Act,
      (iii) requiring or threatening to require Mercantile or any of its Subsidiaries, or indicating that Mercantile or any of its Subsidiaries may be required, to enter into a cease and desist order, agreement or memorandum of understanding or any other agreement restricting or limiting of purporting to direct, restrict or limit in any manner the operation of Mercantile or any of its Subsidiaries, including, without limitation, any restriction on the payment of dividends. No such cease and desist order, agreement or memorandum of understanding or other agreement is currently in effect.

            (e) Neither Mercantile nor any of its Subsidiaries is required by Section 32 of the FDI Act to give prior notice to any federal banking agency of the proposed addition of any individual to its board of directors or the employment of an individual as a senior executive officer.

      3.12  Accuracy of Information.  The statements contained in this
            -----------------------
Agreement, the Schedules and any other written document executed and delivered by or on behalf of the Buyers pursuant to the terms of this Agreement are true and correct as of the date hereof or as of the date delivered in all material respects, and such statements and documents do not omit any material fact necessary to make the statements contained therein not misleading.

      3.13  Brokers and Finders.  Neither Mercantile, Merger Sub nor any of
            -------------------
their respective officers, directors or employees has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder's fees, and no broker or finder has acted directly or indirectly for Mercantile or Merger Sub in connection with this Agreement or the transactions contemplated hereby.

                              ARTICLE IV

            CONDUCT OF BUSINESSES PRIOR TO THE EFFECTIVE TIME

      4.01  Conduct of Businesses Prior to the Effective Time.  During the
            -------------------------------------------------
period from the date of this Agreement to the Effective Time, Seller shall and shall cause each of the Seller Subsidiaries to, conduct their businesses according to the ordinary and usual course consistent with past and current practices and shall use their best efforts to maintain and preserve their business organization, employees and advantageous business relationships and retain the services of their officers and key employees.

      4.02  Forbearances of Seller.  Except as otherwise contemplated by this
            ----------------------
Agreement, and except to the extent required by law, regulation or Regulatory Authority, or with the prior written consent of Buyers (unless otherwise specifically noted in this Section 4.02), during the period from the date of this Agreement to the Effective Time, Seller shall not and shall not permit any of the Seller Subsidiaries to:

            (a) declare, set aside or pay any dividends or other distributions, directly or indirectly, in respect of its capital stock (other than dividends from any of the Seller Subsidiaries to Seller or to another of the Seller Subsidiaries);

            (b) enter into or amend any employment, severance or similar agreement or arrangement with any director, officer or employee, or materially modify any of the

      Seller Employee Plans or grant any salary or wage increase or materially increase any employee benefit (including incentive or bonus payments), except (i) normal individual increases in compensation to employees consistent with past practice, (ii) as required by law or contract, (iii) such increases of which Seller notifies Buyers in writing and which Buyers do not disapprove within 10 days of the receipt of such notice and (iv) pursuant to the provisions of Section 5.10 hereof;
                                    ------------

            (c) authorize, recommend, propose or announce an intention to authorize, recommend or propose, or enter into an agreement in principle with respect to, any merger, consolidation or business combination (other than the Merger), any acquisition of a material amount of assets or securities, any disposition of a material amount of assets or securities or any release or relinquishment of any material contract rights;

            (d) propose or adopt any amendments to its Certificate of Incorporation or other charter document or By-Laws;

            (e) issue, sell, grant, confer or award any of its Equity Securities, except that the Seller may issue shares of Seller Common Stock upon exercise of the Seller Stock Options outstanding on the date of this Agreement and pursuant to the option granted to Mercantile in connection with the transaction contemplated by this Agreement, or effect any stock split or adjust, combine, reclassify or otherwise change its capitalization as it existed on the date of this Agreement;

            (f) purchase, redeem, retire, repurchase or exchange, or otherwise acquire or dispose of, directly or indirectly, any of its Equity Securities, whether pursuant to the terms of such Equity Securities or otherwise;

            (g) without first consulting with and obtaining the written consent of Mercantile, cause or permit HomeBanc to enter into, renew or increase any loan or credit commitment (including stand-by letters of credit) to, or invest or agree to invest in any person or entity or modify any of the material provisions or renew or otherwise extend the maturity date of any existing loan or credit commitment (collectively, "Lend to") in an amount equal to or in excess of $300,000 or in any amount which, when aggregated with any and all loans or credit commitments of Seller and the Seller Subsidiaries to such person or entity, would be equal to or in excess of $500,000; provided, however, that Seller or any of the Seller Subsidiaries may make any such loan or credit commitment in the event (A) Seller or any Seller Subsidiary has delivered to Buyers or their designated representative a notice of its intention to make such loan and such information as Buyers or their designated representative may reasonably require in respect thereof and
      (B) Buyers or their designated representative shall not have reasonably objected to such loan by giving written or facsimile notice of such objection within two (2) business days following the delivery to Buyers or their designated representative of the notice of intention and information as aforesaid; provided further, however, that nothing in this paragraph shall prohibit Seller or any Seller Subsidiary from honoring any contractual obligation in existence on the date of this Agreement. Notwithstanding this Section 4.02(g), Seller shall be authorized without first consulting with Buyers or obtaining Buyers' prior written consent, to cause or permit HomeBanc to increase the aggregate amount of any credit facilities theretofore established in favor of any person or entity (each a "Pre-Existing Facility"), provided that the aggregate amount of any and all such increases shall not be in excess of the lesser of 10% of such Pre-Existing Facilities or $25,000;

            (h) directly or indirectly (including through its officers, directors, employees or other representatives) (i) initiate, solicit or encourage any discussions, inquiries or proposals with any third party (other than Buyers) relating to the disposition of any significant portion of the business or assets of Seller or any of the Seller Subsidiaries or the acquisition of Equity Securities of Seller or any of the Seller Subsidiaries or the merger of Seller or any of the Seller Subsidiaries with any person (other than Buyers) or any similar transaction (each such transaction being referred to herein as an "Acquisition Transaction"), or (ii) provide any such person with information or assistance or negotiate with any such person with respect to an Acquisition Transaction, and Seller shall promptly notify Buyers orally of all the relevant details relating to all inquiries, indications of interest and proposals which it may receive with respect to any Acquisition Transaction;

            (i) take any action that would (A) materially impede or delay the consummation of the transactions contemplated by this Agreement or the ability of Buyers or Seller to obtain any approval of any Regulatory Authority required for the transactions contemplated by this Agreement or to perform its covenants and agreements under this Agreement, (B) prevent or impede the transactions contemplated hereby from qualifying as a reorganization within the meaning of Section 368 of the Code or (C) prevent the Merger from qualifying for pooling-of-interests accounting treatment;

            (j) other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money or assume, guarantee, endorse or otherwise as an accommodation become responsible or liable for the obligations of any other individual, corporation or other entity;

            (k) materially restructure or change its investment securities portfolio, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported, or execute individual investment transactions of greater than $2,000,000 for U.S. Treasury or Federal Agency Securities and $250,000 for all other investment instruments;

            (l) agree in writing or otherwise to take any of the foregoing actions or engage in any activity, enter into any transaction or intentionally take or omit to take any other act which would make any of the representations and warranties in Article II of this Agreement untrue or incorrect in any material respect if made anew after engaging in such activity, entering into such transaction, or taking or omitting such other act; or

            (m) enter into, increase or renew any loan or credit commitment (including standby letters of credit) to any executive officer or director of Seller or any of the Seller Subsidiaries, any holder of 10% or more of the outstanding shares of Seller Common Stock, or any entity controlled, directly or indirectly, by any of the foregoing or engage in any transaction with any of the foregoing which is of the type or nature sought to be regulated in 12 U.S.C. Sec. 371c and 12 U.S.C. Sec. 371c-1, without first obtaining the prior written consent of Buyers, which consent shall not be unreasonably withheld. For purposes of this subsection (m), "control" shall have the meaning associated with that term under 12 U.S.C. Sec. 371c.

      4.03  Forbearances of the Buyers.  During the period from the date of
            --------------------------
this Agreement to the Closing Date, the Buyers shall not, without the prior consent of Seller, agree in writing or otherwise to engage in any activity, enter into any transaction or take or omit to take any other action:

            (a) that would (i) materially impede or delay the consummation of the transactions contemplated by this Agreement or the ability of Mercantile or Seller to obtain any necessary approvals of any regulatory authority required for the transactions contemplated by this Agreement or to perform its covenants and agreements under this Agreement, (ii) prevent or impede the transactions contemplated hereby from qualifying as a reorganization within the meaning of Section 368 of the Code or (iii) prevent the Merger from qualifying for pooling-of-interests accounting treatment; or

            (b) which would make any of the representations and warranties of Article III of this Agreement untrue or incorrect in any material respect if made anew after engaging in such activity, entering into such transaction, or taking or omitting such other action.

                              ARTICLE V

                        ADDITIONAL AGREEMENTS

      5.01  Access and Information; Due Diligence.  Buyers and Seller shall
            -------------------------------------
each afford to the other, and to the other's accountants, counsel and other representatives, full access during normal business hours, during the period prior to the Effective Time, to all their respective properties, books, contracts, commitments and records and, during such period, each shall furnish promptly to the other (i) a copy of each report, schedule and other document filed or received by it during such period pursuant to the requirements of federal and state securities laws and (ii) all other information concerning its business, properties and personnel as the other may reasonably request. Each party shall, and shall cause its advisors and representatives to, (A) hold confidential all information obtained in connection with any transaction contemplated hereby with respect to the other party and its Subsidiaries which is not otherwise public knowledge, (B) in the event of a termination of this Agreement, return all documents (including copies thereof) obtained hereunder from the other party or any of its Subsidiaries to such other party of its Subsidiaries and (C) use its best efforts to cause all information obtained pursuant to this Agreement or in connection with the negotiation of this Agreement to be treated as confidential and not use, or knowingly permit others to use, any such information unless such information becomes generally available to the public.

      5.02  Registration Statement; Regulatory Matters.
            ------------------------------------------

            (a) Mercantile shall prepare and, subject to the review and consent of Seller with respect to matters relating to Seller, file with the SEC as soon as is reasonably practicable the Registration Statement (or the equivalent in the form of preliminary proxy materials) with respect to the shares of Mercantile Common Stock to be issued in the Merger and the exercise of the Seller Stock Options after the Effective Time.

      Mercantile shall prepare and, subject to the review and consent of Seller with respect to matters relating to Seller, use its best efforts to file as soon as is reasonably practicable an application for approval of the Merger with the Federal Reserve Board, and such additional regulatory authorities as may require an application, and shall use its best efforts to cause the Registration Statement to become effective. Mercantile shall also take any action required to be taken under any applicable state blue sky or securities laws in connection with the issuance of such shares and the exercise of such options, and Seller and the Seller Subsidiaries shall furnish Mercantile all information concerning Seller and the Seller Subsidiaries and the shareholders thereof as Mercantile may reasonably request in connection with any such action.

            (b) Seller and Buyers shall cooperate and use their respective best efforts to prepare all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of all third parties and Regulatory Authorities necessary to consummate the transactions contemplated by this Agreement and, as and if directed by Mercantile, to consummate such other transactions by and among Mercantile's Subsidiaries and the Seller Subsidiaries concurrently with or following the Effective Time, provided that such actions do not:
      (i) materially impede or delay the receipt of any approval referred to in Section 6.01(b); (ii) prevent or impede the transactions contemplated hereby from qualifying as a reorganization within the meaning of Section 368 of the Code; (iii) prevent or impede the transactions contemplated hereby from qualifying for pooling-of-interests accounting treatment unless Buyers first waive Seller's covenants in Sections 5.02(b) and 5.16 hereof and the condition to Buyers' obligations to consummate the Merger set forth in Section 6.03(f) hereof; or (iv) materially impede or delay the consummation of the transactions contemplated by this Agreement.

      5.03  Stockholder Approval.  Seller shall call a special meeting of its
            --------------------
stockholders to be held as soon as is reasonably possible for the purpose of voting upon this Agreement and the Merger and related matters. In connection with such meeting, Mercantile shall prepare, subject to the review and consent of Seller, the Proxy Statement (which shall be part of the Registration Statement to be filed with the SEC by Mercantile) and mail the same to the stockholders of Seller. The Board of Directors of Seller shall submit for approval of Seller's stockholders the matters to be voted upon at such meeting. The Board of Directors of Seller hereby does and, subject to the fiduciary duties of the Seller's Board of Directors, as advised by outside legal counsel, will recommend this Agreement and the transactions contemplated hereby to the stockholders of Seller and use its reasonable best efforts to obtain any vote of Seller's stockholders necessary for the approval of this Agreement.

      5.04  Current Information.  During the period from the date of this
            -------------------
Agreement to the Closing Date, (i) each party will promptly furnish the other with copies of all monthly and other interim financial statements as the same become available and shall cause one or more of its designated representatives to confer on a regular and frequent basis with representatives of the other party and (ii) Mercantile shall promptly furnish to the Seller copies of all filings by Mercantile with each of the Federal Reserve Board and the SEC. Each party shall promptly notify the other party of the following events immediately upon learning of the occurrence thereof, describing the same and, if applicable, the steps being taken by the affected party with respect thereto: (a) the occurrence of any event which could cause any representation or warranty of such party or any schedule, statement, report, notice, certificate or other writing furnished by such party to be untrue or misleading in any material respect; (b) any

Material Adverse Effect; (c) the issuance or commencement of any governmental and/or regulatory agency complaint, investigation or hearing or any communications indicating that the same may be contemplated and, as to any such matter which shall now or hereafter be in effect, any communications pertaining thereto; or (d) the institution or the threat of any material litigation against such party.

      5.05  Conforming Entries.
            ------------------

            (a) Notwithstanding that Seller believes that Seller and Seller Subsidiaries have established all reserves and taken all provisions for possible loan losses required by GAAP and applicable laws, rules and regulations, Seller recognizes that Buyers may have adopted different loan, accrual and reserve policies (including loan classifications and levels of reserves for possible loan losses). Subject to applicable laws, regulations and other requirements of Regulatory Authorities, from and after the date of this Agreement to the Effective Time, Seller and Buyers shall consult and cooperate with each other with respect to conforming the loan, accrual and reserve policies of Seller and the Seller Subsidiaries to those policies of Buyers, as specified in each case in writing to Seller, based upon such consultation and as hereinafter provided.

            (b) Subject to applicable laws, regulations and other requirements of Regulatory Authorities, in addition, from and after the date of this Agreement to the Effective Time, Seller and Buyers shall consult and cooperate with each other with respect to determining appropriate Seller accruals, reserves and charges to establish and take in respect of excess equipment write-off or write-down of various assets and other appropriate charges and accounting adjustments taking into account the parties' business plans following the Merger, as specified in each case in writing to Seller, based upon such consultation and as hereinafter provided.

            (c) Subject to applicable laws, regulations and other requirements of Regulatory Authorities, Seller and Buyers shall consult and cooperate with each other with respect to determining the amount and the timing for recognizing for financial accounting purposes Seller's expenses of the Merger and the restructuring charges, if any, related to or to be incurred in connection with the Merger.

            (d) Subject to applicable laws, regulations and other requirements of Regulatory Authorities, Seller shall (i) establish and take such reserves and accruals to conform Seller's loan, accrual and reserve policies to Mercantile's policies, (ii) establish and take such accruals, reserves and charges in order to implement such policies in respect of excess facilities and equipment capacity, severance costs, litigation matters, write-off or write-down of various assets and other appropriate accounting adjustments, and to recognize for various accounting purposes such expenses of the Merger and restructuring charges related to or to be incurred in connection with the Merger, and
      (iii) effect such divestitures or otherwise implement such restructuring in respect of its investment securities portfolio to conform Seller's investment securities portfolio policies to Mercantile's policies, in the case of each of the foregoing at such times as are requested by Mercantile in a written notice to Seller; provided, however, that on the date such reserves, accruals and charges are to be taken, Mercantile shall certify to Seller that all conditions to the Closing have been satisfied or waived (except to the extent that any waiting period associated therewith may then have commenced but not expired) and that Mercantile is otherwise in compliance with this Agreement.

            (e)   No reserves, accruals or charges taken in accordance with
      Section 5.05(d) above may be a basis to assert a violation of a breach of a representation, warranty or covenant of Seller herein.

      5.06  Environmental Reports.  Buyer may perform, at Buyers' expense, as
            ---------------------
soon as reasonably practicable, but not later than ninety (90) days after the date hereof, a phase one environmental investigation and/or asbestos survey by Environmental Operations, Inc. on all real property owned, leased or operated by Seller or any of the Seller Subsidiaries as of the date hereof (but excluding property held in trust or in a fiduciary capacity and space in retail and similar establishments leased by Seller for automatic teller machines or leased bank branch facilities where the space leased comprises less than 20% of the total space leased to all tenants of such property) and within fifteen (15) days after being notified by Sellers of the acquisition or lease of any real property acquired or leased by Seller or any of the Seller Subsidiaries after the date hereof (but excluding property held in trust or in a fiduciary capacity and space in retail and similar establishments leased by Seller for automatic teller machines or leased bank facilities where the space leased comprises less than 20% of the total space leased to all tenants of such property). If the results of the phase one investigation indicate, in Buyers' reasonable opinion, that additional investigation is warranted, Buyers may perform, at Buyers' expense, a phase two subsurface investigation or investigations by Environmental Operations, Inc. on properties deemed to warrant such additional study. Buyers shall perform any such phase two investigation as soon as reasonably practicable after receipt of the phase one report(s) for such properties. Should the cost of taking all remedial or other corrective actions and measures (i) required by applicable law or (ii) recommended by Environmental Operations, Inc. in such phase one or two report or reports, in the aggregate, exceed the sum of $750,000, as reasonably estimated by Environmental Operations, Inc., or if the cost of such actions or measures cannot be so reasonably estimated by Environmental Operations, Inc. to be such amounts or less with any reasonable degree of certainty, Buyers shall have the right pursuant to
Section 7.01(e) hereof, for a period of 15 business days following receipt from Environmental Operations, Inc. of such estimate or indication that the cost of such actions and measures cannot be so reasonably estimated, to terminate this Agreement.

      5.07  Agreements of Affiliates.  Set forth as Schedule 5.07 is a list
            ------------------------                -------------
(which includes all individual and beneficial ownership and also identifies how all such beneficially owned shares are registered on the stock record book of Seller) of all persons whom Seller believes to be "affiliates" of Seller for purposes of Rule 145 under the Securities Act and for pooling-of-interests accounting treatment. Seller shall use its best efforts to cause each person who is identified as an "affiliate" to deliver to Mercantile, as of the date hereof, or as soon as practicable hereafter, a written agreement in substantially the form set forth as Exhibit A to this
                                                         ---------
Agreement providing that each such person will agree not to sell, pledge, transfer or otherwise dispose of the shares of Mercantile Common Stock to be received by such person in the Merger during the period designated in such letter and thereafter in compliance with the applicable provisions of the Securities Act. Prior to the Closing Date, and via letter, Seller shall amend and supplement Schedule 5.07 and use its best efforts to cause each additional
               -------------
person who is identified as an "affiliate" to execute a written agreement as provided in this Section 5.07.

      5.08  Expenses.  Each party hereto shall bear its own expenses incident
            --------
to preparing, entering into and carrying out this Agreement and to consummating the Merger; provided, however, that any and all fees (excluding reasonable out-of-pocket expenses) paid by Seller to its legal counsel, Silver,

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

Freedman & Taff, L.L.P, related to the preparation of this Agreement and all other related agreements and documentation in connection with the consummation of the transactions contemplated herein, shall not exceed $250,000; provided further, however, that the Buyers shall pay all printing expenses and filing fees incurred in connection with this Agreement, the Registration Statement and the Proxy Statement.

      5.09  Miscellaneous Agreements and Consents.
            -------------------------------------

            (a) Subject to the terms and conditions herein provided, each of the parties hereto agrees to use its respective best efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contem-plated by this Agreement as expeditiously as possible, including, without limitation, using its respective best efforts to lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated hereby. Each party shall, and shall cause each of its respective Subsidiaries to, use its best efforts to obtain consents of all third parties and Regulatory Authorities necessary or, in the opinion of Buyers, desirable for the consummation of the transactions contemplated by this Agreement.

            (b) Subject to applicable laws, regulations and other requirements of Regulatory Authorities, Seller, prior to the Effective Time, shall (i) consult and cooperate with Buyers regarding the implementation of those policies and procedures established by Buyers for its governance and that of its Subsidiaries and not otherwise referenced in Section 5.05 hereof, including, without limitation, policies and procedures pertaining to the accounting, asset/liability management, audit, credit, human resources, treasury and legal functions, and (ii) at the reasonable request of Buyers, conform Seller's existing policies and procedures in respect of such matters to Buyers' policies and procedures or, in the absence of any existing Seller policy or procedure regarding any such function, introduce Buyers' policies or procedures in respect thereof, unless to do so would cause Seller or any of the Seller Subsidiaries to be in violation of any law, rule or regulation of any Regulatory Authority having jurisdiction over Seller and/or the Seller Subsidiary affected thereby; provided, however, that on the date such reserves, accruals and charges are to be taken, Mercantile shall certify to the Seller that all conditions to the Closing have been satisfied or waived (except to the extent that any waiting period associated therewith may then have commenced but not expired) and that Mercantile is otherwise in compliance with this Agreement.

      5.10  Employee Agreements and Benefits.
            --------------------------------

            (a) Following the Effective Time, Buyers shall cause the Surviving Corporation to honor in accordance with their terms all employment, severance and other compensation contracts set forth on
      Schedule 2.11(b) between Seller, any of the Seller Subsidiaries, and any current or former director, officer, employee or agent thereof, and all provisions for vested benefits or other vested amounts earned or accrued through the Effective Time under the Seller Employee Plans.

            (b) Subject to Section 5.15, the provisions of the Seller Stock Plans and any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the Equity Securities of Seller or any of the Seller Subsidiaries shall be deleted and terminated as of the Effective Time.

            (c) Except as set forth in Section 5.10(b) hereof, the Seller Employee Plans shall not be terminated by reason of the Merger but shall continue thereafter as plans of the Surviving Corporation until such time as the employees of Seller and the Seller Subsidiaries are integrated into Mercantile's employee benefit plans that are available to other employees of Mercantile and its Subsidiaries, subject to the terms and conditions specified in such plans and to such changes therein as may be necessary to reflect the consummation of the Merger. Mercantile shall take such steps as are necessary or required to integrate the employees of Seller and the Seller Subsidiaries into Mercantile's employee benefit plans and policies (including, without limitation, vacation and sick leave policies) available to other employees of Mercantile and its Subsidiaries as soon as practicable after the Effective Time, with (i) full credit for prior service with Seller or any of the Seller Subsidiaries for purposes of vesting, eligibility for participation and benefit accruals (but not benefit accruals under any defined benefit plan), and co-payments and deductibles, and (ii) waiver of all waiting periods and pre-existing condition exclusions or penalties.

            (d) Buyers shall cause the Surviving Corporation to provide to the employees of Seller and the Seller Subsidiaries full credit for prior service with Seller and with the Seller Subsidiaries for purposes of severance benefits under Buyer's guidelines in respect of such matters, which guidelines currently provide a severance benefit equivalent to two weeks salary for the first year of service and one additional week of salary for each additional year of service thereafter, with a maximum aggregate entitlement equal to 26 weeks of salary.

      5.11  Press Releases.  Except as may be required by law, Seller and the
            --------------
Buyers shall consult with each other as to the form and substance of any proposed press release or other proposed public disclosure of matters related to this Agreement or any of the transactions contemplated hereby.

      5.12  State Takeover Statutes.  Seller will take all steps necessary to
            -----------------------
exempt the transactions contemplated by this Agreement and any agreement contemplated hereby from, and if necessary challenge the validity of, any applicable state takeover law.

      5.13  Directors' and Officers' Indemnification.  Mercantile agrees that
            ----------------------------------------
the Merger shall not affect or diminish any of the duties and obligations of indemnification of Seller or any of the Seller Subsidiaries existing as of the Effective Time in favor of employees, agents, directors or officers of Seller or any of the Seller Subsidiaries arising by virtue of its Articles of Incorporation, Charter or By-Laws in the form in effect at the date of this Agreement or arising by operation of law or arising by virtue of any contract, resolution or other agreement or document existing at the date of this Agreement, and such duties and obligations shall continue in full force and effect for so long as they would (but for the Merger) otherwise survive and continue in full force and effect. To the extent that Seller's existing directors' and officers' liability insurance policy would provide coverage for any action or omission occurring prior to the Effective Time, Seller agrees to give proper notice to the insurance carrier and to Mercantile of a potential claim thereunder so as to preserve Seller's rights to such insurance coverage.

Mercantile represents that the directors' and officers' liability insurance policy maintained by it provides for coverage of "prior acts" for directors and officers of entities acquired by Mercantile including Seller and the Seller Subsidiaries on and after the Effective Time.

      5.14  Tax Opinion Certificates.  Seller shall use its reasonable best
            ------------------------
efforts to cause such of its executive officers, directors and/or holders of one percent (1%) or more of the Seller Common Stock (including shares beneficially held or constructively owned) as may be reasonably requested by Thompson Coburn to timely execute and deliver to Thompson Coburn certificates substantially in the form of Exhibit B or Exhibit C hereto, as the case may be.

      5.15  Employee Stock Options.
            ----------------------

            (a) At the Effective Time, all rights with respect to Seller Common Stock pursuant to Seller Stock Options that are outstanding at the Effective Time, whether or not then exercisable, shall be converted into and become rights with respect to Mercantile Common Stock, and Mercantile shall assume all Seller Stock Options in accordance with the terms of the Seller Stock Plan under which it was issued and the Seller Stock Option Agreement by which it is evidenced. From and after the Effective Time, (i) each Seller Stock Option assumed by Mercantile shall be exercised solely for shares of Mercantile Common Stock, (ii) the number of shares of Mercantile Common Stock subject to each Seller Stock Option shall be equal to the number of shares of Seller Common Stock subject to such Seller Stock Option immediately prior to the Effective Time multiplied by the Exchange Ratio and (iii) the per share exercise price under each Seller Stock Option shall be adjusted by dividing the per share exercise price under such Seller Stock Option by the Exchange Ratio and rounding down to the nearest cent; provided, however, that the terms of each Seller Stock Option shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, stock dividend, recapitalization or other similar transaction subsequent to the Effective Time. It is intended that the foregoing assumption shall be undertaken in a manner that will not constitute a "modification" as defined in the Code, as to any Seller Stock Option that is an "incentive stock option" as defined under the Code.

            (b) The shares of Mercantile Common Stock covered by the stock options to be issued pursuant to Section 5.15(a) shall be covered by an effective registration statement filed on Form S-8 with the SEC and shall be duly authorized, validly issued and in compliance with all applicable federal and state securities laws, fully paid and nonassessable and not subject to or in violation of any preemptive rights. Mercantile shall use its best efforts to maintain the effectiveness of such registration statement (and maintain current status of the prospectus contained therein) for as long as such options remain outstanding. Mercantile shall at and after the Effective Time have reserved sufficient shares of Mercantile Common Stock for issuance with respect to such options. Mercantile shall also take any action required to be taken under any applicable state blue sky or securities laws in connection with the issuance of such shares.

      5.16  Best Efforts to Insure Pooling.   Each of Mercantile and Seller
            ------------------------------
undertakes and agrees to use its best efforts to cause the Merger to qualify for pooling-of-interests accounting treatment.

                                 ARTICLE VI

                                 CONDITIONS

      6.01  Conditions to Each Party's Obligation To Effect the Merger.  The
            ----------------------------------------------------------
respective obligations of each party to effect the Merger shall be subject to the fulfillment or waiver at or prior to the Effective Time of the following conditions:

            (a)   Stockholder Approval.  The approval of this Agreement and
                  --------------------
      the Merger shall have received the requisite vote of stockholders of Seller at the special meeting of stockholders called pursuant to
      Section 5.03 hereof.

            (b)   Regulatory Approval.  This Agreement and the transactions
                  -------------------
      contemplated hereby shall have been approved by the Federal Reserve Board and any other federal and/or state regulatory agencies whose approval is required for consummation of the transactions contemplated hereby and all requisite waiting periods imposed by the foregoing shall have expired.

            (c)   Effectiveness of Registration Statement.  The Registration
                  ---------------------------------------
      Statement shall have been declared effective and shall not be subject to a stop order or any threatened stop order.

            (d)   No Judicial Prohibition.  Neither Seller, Mercantile nor
                  -----------------------
      Merger Sub shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits the consummation of the Merger.

            (e)   Tax Opinion.  Each of Buyers and Seller shall have received
                  -----------
      from Thompson Coburn an opinion (which opinion shall not have been withdrawn at or prior to the Effective Time) reasonably satisfactory in form and substance to it to the effect that the Merger will constitute a reorganization within the meaning of Section 368 of the Code and to the effect that, as a result of the Merger, except with respect to fractional share interests and assuming that such Seller Common Stock is a capital asset in the hands of the holder thereof at the Effective Time, (i) holders of Seller Common Stock who receive Mercantile Common Stock in the Merger will not recognize gain or loss for federal income tax purposes on the receipt of such stock, (ii) the basis of such Mercantile Common Stock will equal the basis of the Seller Common Stock for which it is exchanged and (iii) the holding period of such Mercantile Common Stock will include the holding period of the Seller Common Stock for which it is exchanged.

      6.02  Conditions to Obligations of Seller.  The obligations of Seller
            -----------------------------------
to effect the Merger shall be subject to the fulfillment or waiver at or prior to the Effective Time of the following additional conditions:

            (a)   Representations and Warranties.  The representations and
                  ------------------------------
      warranties of Buyers set forth in Article III of this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time (as though made on and as of the Effective Time, except (i) to the extent such representations and warranties are by their express provisions made as of a specified date or period, (ii) where the facts which caused the failure of any representation or warranty to be so true and correct have not resulted, and are not likely to result, in a Material Adverse Effect on Mercantile and its Subsidiaries, taken as a whole, and (iii) for the effect of transactions contemplated by this Agreement, and Seller shall have received a certificate of any Executive Vice President of Mercantile, signing solely in his capacity as an officer of Mercantile, to such effect.

            (b)   Performance of Obligations.  Buyers shall have performed in
                  --------------------------
      all material respects all obligations required to be performed by it under this Agreement prior to the Effective Time, and Seller shall have received a certificate of any Executive Vice President of Mercantile, signing solely in his capacity as an officer of Mercantile, to that effect.

            (c)   Permits, Authorizations, etc.  Buyers shall have obtained
                  ----------------------------
      any and all material permits, authorizations, consents, waivers and approvals required for the lawful consummation of the Merger.

            (d)   No Material Adverse Effect.  Since the date of this
                  --------------------------
      Agreement, there shall have been no Material Adverse Effect on Mercantile and its Subsidiaries, taken as a whole.

            (e)   Opinion of Counsel.  Mercantile shall have delivered to
                  ------------------
      Seller an opinion of Mercantile's counsel dated as of the Closing Date or a mutually agreeable earlier date in substantially the form set forth as Exhibit D to this Agreement.

      6.03  Conditions to Obligations of the Buyers.  The obligations of the
            ---------------------------------------
Buyers to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following additional conditions:

            (a)   Representations and Warranties.  The representations and
                  ------------------------------
      warranties of Seller set forth in Article II of this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time (as though made on and as of the Effective Time, except (i) to the extent such representations and warranties are by their express provisions made as of a specific date or period, (ii) where the facts which caused the failure of any representation or warranty to be so true and correct have not resulted, and are not likely to result, in a Material Adverse Effect on Seller and its Subsidiaries, taken as a whole, and (iii) for the effect of transactions contemplated by this Agreement) and Buyers shall have received a certificate of the Chairman and the President of Seller, signing solely in their capacities as officers of Seller, to such effect.

            (b)   Performance of Obligations.  Seller shall have performed in
                  --------------------------
      all material respects all obligations required to be performed by it under this Agreement prior to the Effective Time, and Buyers shall have received a certificate of the Chairman and the President of Seller signing solely in their capacities as officers of Seller, to that effect.

            (c)   Permits, Authorizations, etc.  Seller shall have obtained
                  -----------------------------
      any and all material permits, authorizations, consents, waivers and approvals required for the lawful consummation by it of the Merger.

            (d)   No Material Adverse Effect.  Since the date of this
                  --------------------------
      Agreement, there shall have been no Material Adverse Effect on Seller and the Seller Subsidiaries, taken as a whole.

            (e)   Opinion of Counsel.  Seller shall have delivered to Buyers
                  ------------------
      an opinion of Seller's counsel dated as of the Closing Date or a mutually agreeable earlier date in substantially the form set forth as Exhibit E to this Agreement.
      ---------

            (f)   Pooling Letter.  The Buyers shall have received as soon as
                  --------------
      practicable after the date of this Agreement an opinion of KPMG Peat Marwick LLP, satisfactory in form and substance to the Buyers, to the effect that the Merger will qualify for pooling-of-interests accounting treatment, which opinion shall have not been withdrawn; provided, however, that this condition of Closing shall be deemed waived by Mercantile to the extent that (i) the failure of KPMG Peat Marwick LLP to deliver such an opinion or (ii) the withdrawal by KPMG Peat Marwick LLP of such an opinion, is due solely to the actions of Mercantile's affiliates with respect to their shares of Mercantile Common Stock or Seller's Common Stock.

                                ARTICLE VII

                     TERMINATION, AMENDMENT AND WAIVER

      7.01  Termination.  This Agreement may be terminated at any time prior
            -----------
to the Closing Date, whether before or after approval by the stockholders of
Seller:

            (a) by mutual consent by the Executive Committee of the Board of Directors of Mercantile and by the Board of Directors of Seller;

            (b) by the Executive Committee of the Board of Directors of Mercantile or the Board of Directors of Seller at any time after September 30, 1998 if the Merger shall not theretofore have been consummated (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein);

            (c) by the Executive Committee of the Board of Directors of Mercantile or the Board of Directors of Seller if (i) the Federal Reserve Board or any other federal and/or state regulatory agency whose approval is required for the consummation of the transactions contemplated hereby has denied approval of the Merger and such denial has become final and nonappealable or (ii) the stockholders of Seller shall not have approved this Agreement at the meeting referred to in
      Section 5.03;

            (d) by the Executive Committee of the Board of Directors of Mercantile, on the one hand, or by the Board of Directors of Seller, on the other hand, in the event of a material volitional breach by the other party to this Agreement of any representation, warranty, covenant or agreement contained herein, which breach is not cured within 30 days after written notice thereof is given to the breaching party by the non-breaching party or is not waived by the non-breaching party during such period; or

            (e) by the Executive Committee of the Board of Directors of Mercantile pursuant to and in accordance with the provisions of Section
      5.06 hereof.

      7.02  Effect of Termination.  In the event of termination of this
            ---------------------
Agreement as provided in Section 7.01 above, this Agreement shall forthwith become void and there shall be no liability on the part of Buyers or Seller or their respective officers or directors except as set forth in the second sentence of Section 5.01 and in Sections 5.08 and 8.02, and except that no proper termination of this Agreement pursuant to Section 7.01(d) shall relieve the breaching party of any liability to the non-breaching party hereto arising from the intentional, deliberate or willful breach of any representation, warranty, covenant or agreement contained herein, after giving notice to such breaching party and an opportunity to cure as set forth in Section 7.01(d).

      7.03  Amendment.  This Agreement, the Exhibits and the Schedules hereto
            ---------
may be amended by the parties hereto, by action taken by or on behalf of the Executive Committee of the Board of Directors of Mercantile and the respective Boards of Directors of Merger Sub or Seller, at any time before or after approval of this Agreement by the stockholders of Seller; provided, however, that after any such approval by the stockholders of Seller no such modification shall (A) alter or change the amount or kind of Merger Consideration to be received by holders of Seller Common Stock as provided in this Agreement or (B) adversely affect the tax treatment to Seller stockholders as a result of the receipt of the Merger Consideration. This Agreement, the Exhibits and the Schedules hereto may not be amended except by an instrument in writing signed on behalf of each of Buyers and Seller.

      7.04  Waiver.  Any term, condition or provision of this Agreement may
            ------
be waived in writing at any time by the party which is, or whose shareholders or stockholders, as the case may be, are, entitled to the benefits thereof.

                             ARTICLE VIII

                          GENERAL PROVISIONS

      8.01  Non-Survival of Representations, Warranties and Agreements.  No
            ----------------------------------------------------------
investigation by the parties hereto made heretofore or hereafter shall affect the representations and warranties of the parties which are contained herein and each such representation and warranty shall survive such investigation. Except as set forth below in this Section 8.01, all representations, warranties and agreements in this Agreement of Buyers and Seller or in any instrument delivered by Buyers or Seller pursuant to or in connection with this Agreement shall expire at the Effective Time or upon termination of this Agreement in accordance with its terms. In the event of consummation of the Merger, the agreements contained in or referred to in Sections 1.05-1.10, 5.02(b), 5.08, 5.10, 5.13 and 5.15 shall survive the Effective Time. In the event of termination of this Agreement in accordance with its terms, the agreements contained in or referred to in the second sentence of Section 5.01 and Sections 5.08, 7.02 and 8.02 shall survive such termination.

      8.02  Indemnification.  Buyers and Seller (hereinafter, in such
            ---------------
capacity being referred to as the "Indemnifying Party") agree to indemnify and hold harmless each other and their officers, directors and controlling persons (each such other party being hereinafter referred to, individually and/or collectively, as the "Indemnified Party") against any and all losses, claims, damages or liabilities, joint or several, to which the Indemnified Party may become subject under the Securities Act, the Exchange Act or other federal or state law or regulation, at common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof): (a) arise primarily out of any information furnished to the Indemnified Party by the Indemnifying Party and included in the Registration Statement as originally filed or in any amendment thereof, or in the Proxy Statement, or in any amendment therefor or supplement thereof, or are based primarily upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement as originally filed or in any amendment thereof, or in the Proxy Statement, or in any amendment thereof or supplement thereto, and provided for inclusion thereof by the Indemnifying Party or (b) arise primarily out of or are based primarily upon the omission or alleged omission by the Indemnifying Party to state in the Registration Statement as originally filed or in any amendment thereof, or in the Proxy Statement, or in any amendment thereof, a material fact required to be stated therein or necessary to make the statements made therein not misleading, and agrees to reimburse each such Indemnified Party, as incurred, for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action.

      8.03  No Assignment; Successors and Assigns.  This Agreement shall be
            -------------------------------------
binding upon and inure to the benefit of the parties hereto and their respective successors (including any corporation deemed to be a successor corporation of any of the parties by operation of law) and assigns, but neither this Agreement nor any right or obligation set forth in any provision hereof may be transferred or assigned (except by operation of law) by any party hereto without the prior written consent of all other parties, and any purported transfer or assignment in violation of this Section 8.03 shall be void and of no effect. There shall not be any third party beneficiaries of any provisions hereof except for Sections 1.07, 1.09, 1.10, 5.10, 5.13, 5.15 and 8.02 which may be enforced against Mercantile or Seller, as the case may be, by the parties therein identified or described.

      8.04  Severability.  Whenever possible, each provision of this
            ------------
Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remaining provisions of this Agreement.

      8.05  No Implied Waiver.  No failure or delay on the part of any party
            -----------------
hereto to exercise any right, power or privilege hereunder or under any instrument executed pursuant hereto shall operate as a waiver nor shall any single or partial exercise of any right, power or privilege preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

      8.06  Headings.  Article, section, subsection and paragraph titles,
            --------
captions and headings herein are inserted only as a matter of convenience and for reference, and in no way define, limit, extend or describe the scope of this Agreement or the intent of any provision hereof.

      8.07  Entire Agreement.  This Agreement and the Schedules and Exhibits
            ----------------
hereto constitute the entire agreement between the parties with respect to the subject matter hereof, supersede all prior negotiations, representations, warranties, commitments, offers, letters of interest or intent, proposal letters, contracts, writings or other agreements or understandings with respect thereto. No waiver, and no modification or amendment, of any provision of this Agreement, shall be effective unless specifically made in writing and duly signed by all parties thereto.

      8.08  Counterparts.  This Agreement may be executed in one or more
            ------------
counterparts, and any party to this Agreement may execute and deliver this Agreement by executing and delivering any of such counterparts, each of which when executed and delivered shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

      8.09  Notices.  All notices and other communications hereunder shall be
            -------
in writing and shall be deemed to be duly received (a) on the date given if delivered personally or by cable, telegram, telex or telecopy or (b) on the date received if mailed by registered or certified mail (return receipt requested), to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

            (i)   if to the Buyers:

                  Mercantile Bancorporation Inc.
                  Mercantile Tower
                  P.O. Box 524
                  St. Louis, MO 63166-0524
                  Attention:  John W. Rowe
                              Executive Vice President
                  Telecopy:   (314) 425-2752

            Copy to:

                  Jon W. Bilstrom, Esq.
                  General Counsel
                  Mercantile Bancorporation Inc.
                  Mercantile Tower
                  P.O. Box 524
                  St. Louis, MO 63166-0524
                  Telecopy:   (314) 425-1386

            and

                  Robert M. LaRose, Esq.
                  Thompson Coburn
                  One Mercantile Center
                  St. Louis, Missouri  63101
                  Telecopy:   (314) 552-7000

            (ii)  if to Seller:

                  Homecorp, Inc.
                  1107 East State Street
                  Rockford, Illinois  61110
                  Attention:  C. Steven Sjogren
                              President and Chief Executive Officer
                  Telecopy:   (815) 987-2227

            Copy to:

                  Christopher R. Kelly, Esq.
                  Silver, Freedman & Taff L.L.P.
                  1100 New York Avenue, Suite 700
                  Washington, D.C.  20005
                  Telecopy:   (202) 682-0354

      8.10  Governing Law.  This Agreement shall be governed by and
            -------------
controlled as to validity, enforcement, interpretation, effect and in all other respects by the internal laws of the State of Missouri applicable to contracts made in that state.


      [remainder of this page intentionally left blank]

      IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed by their respective officers thereunto duly authorized and their respective corporate seals to be affixed hereto, all as of the date first written above.


Attest:                      MERCANTILE BANCORPORATION INC.



/s/David W. Grant            By:/s/John W. Rowe
---------------------------     -------------------------------------------
David W. Grant                    John W. Rowe
                                  Executive Vice President, Mercantile Bank
                                  National Association, Authorized Officer


Attest:                      AMERIBANC, INC.



/s/David W. Grant            By:/s/John W. Rowe
---------------------------     -------------------------------------------
David W. Grant                     John W. Rowe
                                   Vice President



Attest:                      HOMECORP, INC.



/s/John Perkins              By:/s/C. Steven Sjogren
---------------------------     -------------------------------------------
                                   C. Steven Sjogren
                                   President and Chief Executive Officer

                                    ANNEX B
                                    -------


                     [Letterhead of Charles Webb & Company,
                                 a Division of
                         Keefe, Beuyette & Woods, Inc.]

October 29, 1997


Board of Directors
HomeCorp, Inc.
1107 East State Street
Rockford, Illinois  61104


Dear Gentlemen:

You have requested our opinion as an independent investment banking firm regarding the fairness, from a financial point of view, to the stockholders of HomeCorp, Inc. (the "Company"), of the consideration to be received by such stockholders in the merger (the "Merger") between the Company and Mercantile Bancorporation Inc., a Missouri corporation ("Mercantile"). We have not been requested to opine as to, and our opinion does not in any matter address, the Company's underlying business decision to proceed with or effect the Merger.

Pursuant to the Agreement and Plan of Merger, dated October 29, 1997, by and between the Company and Mercantile (the "Agreement"), at the effective time of the Merger, Mercantile will acquire all of the Company's issued and outstanding shares of common stock and common stock equivalents (1,708,552 common shares outstanding and 206,384 shares subject to currently outstanding options, for a total of 1,914,936 fully diluted shares as of the date of the Agreement) and the holders of such shares of Company common stock will receive in exchange for each .4968 shares of common stock of Mercantile (the "Exchange Ratio"). The unexercised and outstanding options awarded pursuant to the Company's stock option plans will be converted into the right to receive such number of shares of Mercantile common stock as determined by multiplying the number of Company shares subject to option by the Exchange Ratio. The per share exercise price shall be the exercise price of the Company option divided by the Exchange Ratio. The complete terms of the proposed transaction are described in the Agreement, and this summary is qualified in its entirety by reference thereto.

Charles Webb & Company, as part of its investment banking business, is regularly engaged in the evaluation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, and distributions of listed and unlisted securities. We are familiar with the market for common stocks of publicly traded banks, savings institutions and bank and savings institution holding companies.

In connection with this opinion we reviewed certain financial and other business data supplied to us by the Company including (i) Annual Reports, Proxy Statements and Form 10-Ks for the years ended December 31, 1994, 1995 and 1996, (ii) Form 10-Qs for the quarters ended March 31, 1997 and June 30, 1997, (iii) the Company's press release announcing September 30, 1997 results of operations, and (iv) certain other information we deemed relevant. We discussed with senior management of the Company and its wholly owned subsidiary, HomeBanc, the current position and prospective outlook for the Company. We considered historical quotations and the prices of recorded transactions in the Company's common stock for the past three years. We reviewed financial and stock market data of other savings institutions, particularly in the midwestern region of the United States, and the financial and structural terms of several other recent transactions involving mergers and acquisitions of savings institutions or proposed changes of control of comparably situated companies.

For Mercantile, we reviewed the audited financial statements for the fiscal year ended December 31, 1995 and 1996, quarterly financial statements (unaudited) for the quarters ending March 31, 1997, June 30, 1997 and September 30, 1997 and certain other information deemed relevant.

We have also reviewed the Agreement and the Stock Option Agreement among Mercantile and the Company.

For purposes of this opinion we have relied, without independent verification, on the accuracy and completeness of the material furnished to us by the Company and Mercantile and the material otherwise made available to us, including information from published sources, and we have not made any independent effort to verify such data. With respect to the financial information, including forecasts and asset valuations we received from the Company, we assumed (with your consent) that they had been reasonably prepared reflecting the best currently available estimates and judgment of the Company's management. In addition, we have not made or obtained any independent appraisals or evaluations of the assets or liabilities, and potential and/or contingent liabilities of the Company or Mercantile. We have further relied on the assurances of management of the Company and Mercantile that they are not aware of any facts that would make such information inaccurate or misleading. We express no opinion on matters of a legal, regulatory, tax or accounting nature or the ability of the Merger, as set forth in the Agreement, to be consummated.

In rendering our opinion, we have assumed that in the course of obtaining the necessary approvals for the Merger, no restrictions or conditions will be imposed that would have a material adverse effect on the contemplated benefits of the Merger to the Company or the ability to consummate the Merger. Our opinion is based on the market, economic and other relevant considerations as they exist and can be evaluated on the date hereof.

Consistent with the engagement letter with you, we have acted as financial advisor to the Company in connection with the Merger and will receive a fee for such services, a majority of which is contingent upon the consummation of the Merger. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement by the Company in connection with the Merger.

Based upon and subject to the foregoing, as outlined in the foregoing paragraphs and based on such other matters as we considered relevant, it is our opinion that as of the date hereof, the consideration to be received by the stockholders of the Company in the Merger is fair, from a financial point of view, to the stockholders of the Company.

This opinion may not, however, be summarized, excerpted from or otherwise publicly referred to without our prior written consent, although this opinion may be included in its entirety in the proxy statement of the Company used to solicit stockholder approval of the Merger. It is understood that this letter is directed to the Board of Directors of the Company in its consideration of the Agreement, and is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote with respect to the Merger.

Very truly yours,

/s/ Charles Webb & Company
    A Division of Keefe, Bruyette & Woods, Inc.

Charles Webb & Company
A Division of Keefe, Bruyette & Woods, Inc.

PROXY                            HOMECORP, INC.
                             1107 EAST STATE STREET
                            ROCKFORD, ILLINOIS 61104

     For the Special Meeting of Stockholders to be held ------------, 1998

               THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

      The undersigned stockholder(s) of HOMECORP, INC. ("HomeCorp"), does hereby nominate, constitute and appoint --------- and ---------- or each of them (with full power to act alone), true and lawful proxies and attorneys-in-fact, with full power of substitution, for the undersigned and in the name, place and stead of the undersigned to vote all of the shares of Common Stock, $0.01 par value, of HomeCorp standing in the name of the undersigned on its books at the close of business on ---------, 1997 at the Special Meeting of Stockholders to be held at ----------------------, ---------------------, on -------, -----------, 1998, at ------ a.m. Central
Time, and at any adjournments or postponements thereof, with all the powers the undersigned would possess if personally present, as follows:

1. To consider and vote upon the adoption and approval of the Agreement and Plan of Merger, dated October 29, 1997 (the "Merger Agreement"), pursuant to which HomeCorp will be merged with and into Ameribanc, Inc., a Missouri corporation and wholly owned subsidiary of Mercantile Bancorporation Inc. ("MBI"), in a transaction that would result in the business and operations of HomeCorp being continued through such wholly owned subsidiary, and whereby, upon consummation of the merger, each share of HomeCorp Common Stock will be converted into the right to receive 0.4968 of a share of MBI Common Stock, as set forth in detail in the accompanying Proxy Statement/Prospectus.

                  / / FOR           / / AGAINST       / / ABSTAIN

2. To transact such other business as may properly come before the Special Meeting or any adjournments or postponements thereof.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

      The undersigned hereby revokes any other proxies to vote at such meeting and hereby ratifies and confirms all that the proxies and attorneys-in-fact, or each of them, appointed hereunder may lawfully do by virtue hereof. Said proxies and attorneys-in-fact, without limiting their general authority, are specifically authorized to vote in accordance with their best judgment with respect to all matters incident to the conduct of the Special Meeting.

     THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE
MANNER DIRECTED HEREIN BY THE UNDERSIGNED STOCKHOLDER(S).  IF NO
DIRECTION IS GIVEN HEREIN, THIS PROXY WILL BE VOTED "FOR" THE
PROPOSAL LISTED ABOVE.

           PLEASE PROMPTLY COMPLETE, DATE, SIGN AND MAIL THIS PROXY.
                      RETURN USING THE ENVELOPE PROVIDED

                         HOMECORP, INC. SPECIAL MEETING


Check appropriate box         Date----------------     NO. OF SHARES
Indicate changes below:
Address Change?         / / Name Change?  / /     ------------------------------

                                                  ------------------------------
                                                  Signature(s) In Box
                                                  When signing as attorney,
                                                  executor, administrator,
                                                  trustee or Guardian, please
                                                  give your full title.  If more
                                                  than one person holds the
                                                  power to vote the same shares,
                                                  all must sign.  All joint
                                                  owners must sign.  The
                                                  undersigned hereby
                                                  acknowledges receipt of the
                                                  notice of Special Meeting and
                                                  the Proxy Statement Prospectus
                                                  (with all enclosures and
                                                  attachments), dated --------,
                                                  1997 relating to the Special
                                                  Meeting.

                                   PART II

              INFORMATION NOT REQUIRED IN THE PROSPECTUS
              ------------------------------------------


Item 20.  Indemnification of Officers and Directors
---------------------------------------------------

                  Sections 351.355(1) and (2) of The General and Business Corporation Law of the State of Missouri provide that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of an action or suit by or in the right of the corporation, the corporation may not indemnify such persons against judgments and fines and no person shall be indemnified as to any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation, unless and only to the extent that the court in which the action or suit was brought determines upon application that such person is fairly and reasonably entitled to indemnity for proper expenses. Section 351.355(3) provides that, to the extent that a director, officer, employee or agent of the corporation has been successful in the defense of any such action, suit or proceeding or any claim, issue or matter therein, he shall be indemnified against expenses, including attorneys' fees, actually and reasonably incurred in connection with such action, suit or proceeding. Section 351.355(7) provides that a corporation may provide additional indemnification to any person indemnifiable under subsection (1) or (2), provided such additional indemnification is authorized by the corporation's articles of incorporation or an amendment thereto or by a shareholder-approved bylaw or agreement, and provided further that no person shall thereby be indemnified against conduct which was finally adjudged to have been knowingly fraudulent, deliberately dishonest or willful misconduct or which involved an accounting for profits pursuant to Section 16(b) of the Securities Exchange Act of 1934.

                  Article 12 of the Restated Articles of Incorporation of MBI provides that MBI shall extend to its directors and executive officers the indemnification specified in subsections (1) and (2) and the additional indemnification authorized in subsection (7) and that it may extend to other officers, employees and agents such indemnification and additional indemnification.

                  Pursuant to directors' and officers' liability insurance policies, with total annual limits of $45,000,000, MBI's directors and officers are insured, subject to the limits, retention, exceptions and other terms and conditions of such policy, against liability for any actual or alleged error, misstatement, misleading statement, act or omission, or neglect or breach of duty by the directors or officers of MBI, individually or collectively, or any matter claimed against them solely by reason of their being directors or officers of MBI.

Item 21.  Exhibits and Financial Statement Schedules
----------------------------------------------------

                  A.    Exhibits.  See Exhibit Index.
                        ---------


                  B.    Financial Statement Schedules.  Not Applicable.
                        -----------------------------


Item 22.  Undertakings
----------------------

                  (1) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of MBI pursuant to the foregoing provisions, or otherwise, MBI has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by MBI of expenses incurred or paid by a director, officer or controlling person of MBI in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, MBI will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                  (2) MBI hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of MBI's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) MBI hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

                  (4) MBI undertakes that every prospectus (i) that is filed pursuant to paragraph (3) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415 (Section
230.415 of this chapter), will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (5) MBI hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in the documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

                  (6) MBI hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                  (7)   MBI hereby undertakes:

                        (a) To file during any period in which offers and sales are being made, a post-effective amendment to this Registration Statement:

                              (i)   To include any prospectus required by
                              Section 10(a)(3) of the Securities Act of 1933;

                              (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof), which individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement.

                              (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

                        (b) That for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                        (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Louis, State of Missouri, on December 17, 1997.

                                 MERCANTILE BANCORPORATION INC.


                                 By /s/ Thomas H. Jacobsen
                                    --------------------------------------------
                                    Thomas H. Jacobsen, Chairman of the Board,
                                    President and Chief Executive Officer


                               POWER OF ATTORNEY
                               -----------------

      We, the undersigned officers and directors of Mercantile Bancorporation Inc., hereby severally and individually constitute and appoint Thomas H. Jacobsen and John Q. Arnold, and each of them, the true and lawful attorneys and agents of each of us to execute in the name, place and stead of each of us (individually and in any capacity stated below) any and all amendments to this Registration Statement on Form S-4, registering the offering by Mercantile Bancorporation Inc. of shares of its common stock, and the preferred share purchase rights which trade therewith, with respect to the acquisition of HomeCorp, Inc., and all instruments necessary or advisable in connection therewith and to file the same with the Securities and Exchange Commission, each of said attorneys and agents to have the power to act with or without the others and to have full power and authority to do and perform in the name and on behalf of each of the undersigned every act whatsoever necessary or advisable to be done in the premises as fully and to all intents and purposes as any of the undersigned might or could do in person, and we hereby ratify and confirm our signatures as they may be signed by our said attorneys and agents or each of them to any and all such amendments and instruments.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature                           Title                                         Date
---------                           -----                                         ----

/s/ Thomas H. Jacobsen              Chairman of the Board,                  December 17, 1997
---------------------------------   President and Chief Executive
Thomas H. Jacobsen                  Officer
Principal Executive Officer


/s/ John Q. Arnold                  Vice Chairman and                       December 17, 1997
--------------------------------    Chief Financial Officer
John Q. Arnold
Principal Financial Officer


                                    II-4

Signature                           Title                                         Date
---------                           -----                                         ----


/s/ Michael T. Normile              Senior Vice President - Finance         December 17, 1997
---------------------------------   and Control
Michael T. Normile
Principal Accounting Officer


/s/ Richard E. Beumer               Director                                December 3, 1997
---------------------------------
Richard E. Beumer


/s/ Harry M. Cornell, Jr.           Director                                December 17, 1997
---------------------------------
Harry M. Cornell, Jr.


/s/ William A. Hall                 Director                                December 17, 1997
---------------------------------
William A. Hall


/s/ Thomas A. Hays                  Director                                December 2, 1997
---------------------------------
Thomas A. Hays


/s/ Frank Lyon, Jr.                 Director                                December 3, 1997
---------------------------------
Frank Lyon, Jr.


/s/ Robert W. Murray                Director                                December 17, 1997
---------------------------------
Robert W. Murray


/s/ Harvey Saligman                 Director                                December 17, 1997
---------------------------------
Harvey Saligman


/s/ Craig D. Schnuck                Director                                December 3, 1997
---------------------------------
Craig D. Schnuck


/a/ Alvin J. Siteman                Director                                December 17, 1997
---------------------------------
Alvin J. Siteman


/s/ Robert L. Stark                 Director                                December 3, 1997
---------------------------------
Robert L. Stark


                                    II-5

Signature                           Title                                         Date
---------                           -----                                         ----



/s/ Patrick T. Stokes               Director                                December 17, 1997
---------------------------------
Patrick T. Stokes


/s/ John A. Wright                  Director                                December 8, 1997
---------------------------------
John A. Wright


                                EXHIBIT INDEX
Exhibit
Number      Description                                                        Page
-------     -----------                                                        ---

 2.1        Agreement and Plan of Merger, dated as of October 29, 1997, by and among MBI, Ameribanc and HomeCorp (included in the
            Registration Statement as Annex A).
                                     --------

 2.2 Stock Option Agreement, dated as of October 29, 1997, by and between MBI and HomeCorp.

 2.3 Form of Voting Agreement, dated as of October 29, 1997, and entered into by and between MBI and certain of the stockholders of HomeCorp.

 3.1 MBI's Restated Articles of Incorporation, as amended and currently in effect, filed as Exhibit 3 to MBI's Quarterly
            Report on Form 10-Q for the quarter ended March 31, 1997, incorporated herein by reference.

 3.2        MBI's by-laws, as amended and currently in effect, filed as
            Exhibit 3.2 to Amendment No. 2 to MBI's Registration
            Statement on Form S-4 (No. 333-17757), are incorporated herein by reference.

 4.1        Form of Indenture Regarding Subordinated Securities between
            MBI and The First National Bank of Chicago, Trustee, filed as Exhibit 4.1 to MBI's Report on Form 8-K dated September
            24, 1992, is incorporated herein by reference.

 4.2        Rights Agreement, dated as of May 23, 1988, between MBI and
            Mercantile Bank, as Rights Agent (including as exhibits thereto the form of Certificate of Designation, Preferences and Rights of Series A Junior Participating
            Preferred Stock and the form of Right Certificate), filed as Exhibits 1 and 2 to MBI's Registration Statement No.
            0-6045 on Form 8-A, dated May 24, 1988, is incorporated herein by reference.

 4.3        Form of Indenture Regarding Senior Debt Securities, filed as
            Exhibit 4.1 to MBI's Registration Statement on Form S-3
            (No. 333-25775), is incorporated herein by reference.

 4.4 Form of Indenture Regarding Subordinated Debt Securities, filed as Exhibit 4.2 to MBI's Registration Statement on
            Form S-3 (No. 333-25775), is incorporated herein by reference.

 4.5        Indenture, dated February 4, 1997, First Supplemental
            Indenture, dated February 4, 1997, and Supplemental
            Indenture of First Supplemental Indenture, dated May 22,
            1997, between MBI, as issuer, and The Chase Manhattan
            Bank, as Indenture Trustee, filed as Exhibits 4.5, 4.6 and
            4.12, respectively, to MBI's Registration Statement on
            Form S-4 (No. 333-25131), are incorporated herein by Reference.

 5.1 Opinion of Thompson Coburn as to the legality of the securities being registered.

                                    II-7

Exhibit
Number      Description                                                        Page
-------     -----------                                                        ---

 8.1 Opinion of Thompson Coburn regarding certain tax matters in the Merger.

10.1 The Mercantile Bancorporation Inc. 1987 Stock Option Plan, as amended, filed as Exhibit 10-3 to MBI's Report on Form
            10-K for the year ended December 31, 1989, is incorporated herein by reference.

10.2        The Mercantile Bancorporation Inc. Amended and
            Restated Executive Incentive Compensation Plan, filed as
            Annex H to MBI's definitive Proxy Statement for the 1997
            Annual Meeting of Shareholders, is incorporated herein by reference.

10.3        The Mercantile Bancorporation Inc. Employee Stock Purchase
            Plan, filed as Exhibit 10-7 to MBI's Report on Form 10-K for the year ended December 31, 1989, is incorporated herein by reference.

10.4        The Mercantile Bancorporation Inc. 1991 Employee Incentive
            Plan, filed as Exhibit 10-7 to MBI's Report on Form 10-K for the year ended December 31, 1990, is incorporated herein by reference.

10.5        Amendment Number One to the Mercantile Bancorporation Inc.
            1991 Employee Incentive Plan, filed as Exhibit 10-6 to
            MBI's Report on Form 10-K for the year ended December 31,
            1994, is incorporated herein by reference.

10.6        The Mercantile Bancorporation Inc. Amended and Restated
            Stock Incentive Plan, filed as Annex G to MBI's definitive
            Proxy Statement for the 1997 Annual Meeting of
            Shareholders, is incorporated herein by reference.

10.7 The Mercantile Bancorporation Inc. 1994 Stock Incentive Plan for Non-Employee Directors, filed as Appendix E to MBI's definitive Proxy Statement for the 1994 Annual Meeting of
            Shareholders, is incorporated herein by reference.

10.8        The Mercantile Bancorporation Inc. Voluntary Deferred
            Compensation Plan, filed as Appendix D to MBI's definitive
            Proxy Statement for the 1994 Annual Meeting of
            Shareholders, is incorporated herein by reference.

10.9 Form of Employment Agreement for Thomas H. Jacobsen, as amended, filed as Exhibit 10-8 to MBI's Report on Form
            10-K for the year ended December 31, 1989, is incorporated herein by reference.

10.10       Form of Change of Control Employment Agreement for John W.
            McClure, W. Randolph Adams, John Q. Arnold and Certain
            Other Executive Officers, filed as Exhibit 10-10 to MBI's
            Report on Form 10-K for the year ended December 31, 1989, is incorporated herein by reference.

10.11 Agreement and Plan of Reorganization, dated August 4, 1995, by and between MBI and Hawkeye Bancorporation, filed as
            Exhibit 2.1 to MBI's Registration Statement (File No.
            33-63609), is incorporated herein by reference.

                                    II-8

Exhibit
Number      Description                                                        Page
-------     -----------                                                        ---

10.12       The Mercantile Bancorporation Inc. Supplemental Retirement
            Plan, filed as Exhibit 10-12 to MBI's Report on Form 10-K for the year ended December 31, 1992, is incorporated herein by reference.

10.13       Agreement and Plan of Reorganization, dated October 27,
            1996, by and among MBI, Ameribanc, Inc. and Mark Twain
            Bancshares, Inc., filed as Exhibit 2.1 to MBI's Report on
            Form 8-K filed November 6, 1996, is incorporated herein by reference.

10.14       Amendment to Agreement and Plan of Reorganization, dated
            January 24, 1997, by and among MBI, Ameribanc, Inc. and
            Mark Twain Bancshares, Inc., filed as Exhibit 10-16 to
            Amendment No. 2 to MBI's Registration Statement  (File No.
            333-17757), is incorporated herein by reference.

10.15 Stock Option Agreement, dated October 27, 1996, by and between MBI, as grantee, and Mark Twain Bancshares, Inc., as issuer, filed as Exhibit 2.2 to MBI's Report on Form
            8-K filed on November 6, 1996, is incorporated herein by reference.

10.16       Agreement and Plan of Reorganization, dated December 22,
            1996, by and between MBI and Roosevelt Financial Group,
            Inc., filed as Exhibit 2.1 to MBI's Report on Form 8-K filed on December 30, 1996, is incorporated herein by reference.

10.17 Stock Option Agreement, dated December 22, 1996, by and between MBI, as grantee, and Roosevelt Financial Group, Inc., as issuer, filed as Exhibit 2.1 to MBI's Report on Form 8-K filed on December 30, 1996, is incorporated herein by reference.

10.18       Employment Agreement for Alvin J. Siteman, dated November
            18, 1996, filed as Exhibit 10.3 to MBI's Report on Form
            10-Q for the quarter ended March 31, 1997, is incorporated herein by reference.

10.19       Employment Agreement for John P. Dubinsky, dated October 27,
            1996, filed as Exhibit 10.4 to MBI's Report on Form 10-Q for the quarter ended March 31, 1997, is incorporated herein by reference.

10.20       Employment Agreement for Stanley J. Bradshaw, dated December
            22, 1996, filed as Exhibit 10 to MBI's Report on Form 10-Q for the quarter ended June 30, 1997, is incorporated herein by reference.

23.1 Consent of KPMG Peat Marwick LLP with regard to the use of its reports on MBI's financial statements.

23.2 Consent of Ernst & Young LLP with regard to the use of its report on HomeCorp's financial statements.

23.3 Consent of KPMG Peat Marwick LLP with regard to the use of its report on HomeCorp's financial statements.

                                    II-9

Exhibit
Number      Description                                                        Page
-------     -----------                                                        ---

23.4 Consent of KPMG Peat Marwick LLP with regard to the use of its report on Roosevelt's financial statements.

23.5        Consent of Charles Webb & Company (included in Annex B of
                                                           -------
            this Registration Statement).

23.6        Consent of Thompson Coburn (included in Exhibit 5.1).

24.1        Power of Attorney (included on signature page hereto).

                                    II-10